Form 10-K405, Exhibit 13
period 1996-12-31
MGIC INVESTMENT CORP
filed 1997-03-21
CIK 876437

Exhibit 13

   MGIC Investment Corporation and Subsidiaries - Years Ended December 31, 1996, 1995, 1994, 1993 and 1992

   Five-Year Summary of Financial Information

                                         1996            1995            1994            1993           1992
                                          (In thousands of dollars, except per share data)

   Summary of Operations
   Premiums:
     Net premiums written.........  $   588,927     $   480,312      $   410,296    $   342,727     $   266,699
                                    ===========     ===========      ===========    ===========     ===========

     Net premiums earned..........  $   617,043     $   506,500      $   403,990    $   299,342     $   226,065
     Investment income............      105,355          87,543           75,233         64,689          58,261
     Realized investment
       gains, net.................        1,220           1,496              336          5,139           5,995
     Other revenue................       22,013          22,347           22,667         34,347          31,390
                                    -----------     -----------      -----------    -----------     -----------
       Total revenues.............      745,631         617,886          502,226        403,517         321,711
                                    -----------     -----------      -----------    -----------     -----------

   Losses and expenses:
     Losses incurred, net.........      234,350         189,982          153,081        107,132          86,836
     Underwriting and other
       expenses...................      146,483         137,559          136,027        132,057         119,293
     Interest expense.............        3,793           3,821            3,856          3,888           3,927
     Ceding commission............       (4,023)         (4,885)          (7,821)       (14,375)        (29,993)
                                    -----------     -----------      -----------    -----------     -----------
       Total losses and
         expenses.................      380,603         326,477          285,143        228,702         180,063
                                    -----------     -----------      -----------    -----------     -----------

   Income before income tax.......      365,028         291,409          217,083        174,815         141,648
   Provision for income tax.......      107,037          83,844           57,565         47,546          39,386
                                    -----------     -----------      -----------    -----------     -----------
   Net income.....................  $   257,991     $   207,565      $   159,518    $   127,269     $   102,262
                                    ===========     ===========      ===========    ===========     ===========

   Weighted average common
     shares outstanding
     (in thousands)...............       59,523          59,284           58,977         58,926          58,725
                                    ===========     ===========      ===========    ===========     ===========

   Net income per share...........  $      4.33     $      3.50      $      2.70    $      2.16     $      1.74
                                    ===========     ===========      ===========    ===========     ===========

   Dividends per share............  $      0.16     $      0.16      $      0.16    $     0.145     $      0.14
                                    ===========     ===========      ===========    ===========     ===========

   Balance sheet data
     Total investments............  $ 2,036,234      $1,687,221       $1,292,960     $1,099,643     $   896,120
     Total assets.................    2,222,315       1,874,719        1,476,266      1,343,205       1,133,537
     Loss reserves................      514,042         371,032          274,469        213,600         167,094
     Shareholders' equity.........    1,366,115       1,121,392          838,074        712,070         592,199
     Book value per share.........        23.17           19.13            14.35          12.22           10.17


   New primary insurance written
     ($ millions)                  $     32,756    $     30,277     $     34,419   $     37,041    $     27,421

   Insurance in force (at year-end)
     ($ millions)
     Direct primary insurance
       New book*..................  $   131,397     $   120,341      $   104,416   $     85,848    $     71,246
       Old book*..................        6,505           8,196            9,932         12,737          16,676
     Direct primary risk
       New book...................       29,308          25,502           20,756         16,810          14,097
       Old book...................        1,637           2,055            2,481          3,180           4,193
     Net primary risk
       New book...................       28,565          24,593           19,664         13,971          10,638
       Old book...................        1,006             390              471            604             791
     Direct pool insurance
       New book...................        1,001           1,074            1,235          1,710           2,431
       Old book...................        1,446           1,731            2,041          2,983           4,394
     Direct pool risk
       New book...................          232             254              295            348             355
       Old book...................          533             638              721            962           1,226
     Net pool risk
       New book...................          181             186              195            188             209
       Old book...................          349             134              157            211             261

   Primary loans in default ratios
     Policies in force
       New book...................    1,299,038       1,219,304        1,080,882        921,259         806,958
       Old book...................      223,986         270,800          315,313        386,103         482,007
     Loans in default
       New book...................       25,034          19,980           15,439         13,658          13,082
       Old book...................       10,072          12,354           14,516         16,757          20,247
     Percentage of loans in default
       New book...................        1.93%           1.64%            1.43%          1.48%           1.62%
       Old book...................        4.50%           4.56%            4.60%          4.34%           4.20%

   Insurance operating ratios (GAAP)
     Loss ratio...................        38.0%           37.5%            37.9%          35.8%           38.4%
     Expense ratio................        21.6%           24.6%            28.1%          25.7%           24.6%
                                    -----------     -----------      -----------    -----------     -----------
     Combined ratio...............        59.6%           62.1%            66.0%          61.5%           63.0%
                                    ===========     ===========      ===========    ===========     ===========

   Risk-to-capital ratios (statutory)
     Combined insurance
       subsidiaries...............       18.8:1          19.9:1           20.6:1         18.9:1          18.7:1
     MGIC.........................       18.1:1          19.1:1           19.6:1         17.1:1          16.1:1


   *The New book consists of insurance written by Mortgage Guaranty Insurance Corporation ("MGIC"), a subsidiary of MGIC
   Investment Corporation, since March 1, 1985. The Old book consists of insurance written or committed to by Wisconsin Mortgage
   Assurance Corporation ("WMAC") prior to March 1, 1985. MGIC and another subsidiary of MGIC Investment Corporation are reinsurers of 64.8% of the Old book for 1996 and 20% of the Old book in prior years, and MGIC is the manager of the Old book for WMAC. The Direct information shown above for the Old book represents 100% of the Old book.



   1996

   Management's Discussion and Analysis

   Results of Consolidated Operations

   1996 Compared with 1995

   Net income for 1996 was $258.0 million, compared with $207.6 million in 1995, an increase of 24%. Net income per share for 1996 was $4.33, compared with $3.50 in 1995, an increase of 24%.

   The amount of new primary insurance written by Mortgage Guaranty Insurance Corporation ("MGIC") during 1996 was $32.8 billion ($7.6 billion, $8.9 billion, $8.6 billion and $7.7 billion during the first through fourth quarters, respectively), compared with $30.3 billion in 1995 ($6.1 billion, $7.0 billion, $9.0 billion and $8.2 billion during the first through fourth quarters, respectively). Refinancing activity accounted for 19% of new primary insurance written in 1996 (29%, 19%, 10% and 18% of new primary insurance written for the first through fourth quarters, respectively), compared to 11% in 1995 (7%, 6%, 13% and 17% of new primary insurance written for the first through fourth quarters, respectively).

   The $32.8 billion of new primary insurance written during 1996 was offset by the cancellation of $21.7 billion of insurance in force ($5.7 billion, $6.1 billion, $5.0 billion and $4.9 billion during the first through fourth quarters, respectively), and resulted in a net increase of $11.1 billion in primary insurance in force, compared to new primary insurance written of $30.3 billion, cancellation of $14.4 billion, and a net increase of $15.9 billion in insurance in force during 1995. Direct primary insurance in force was $131.4 billion at December 31, 1996, compared to $120.3 billion at December 31, 1995.

   Cancellation activity increased during 1996 due to increased refinancing activity which resulted in a decrease in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 82.0% at December 31, 1996, from 86.3% at December 31, 1995. Cancellation activity could increase in 1997 if proposed legislation regarding cancellation of mortgage insurance is enacted.

   New insurance written for 1996 reflected an increase in the usage of the monthly premium product to 90% of new insurance written from 83% of new insurance written in 1995. New insurance written for adjustable-rate mortgages decreased to 26% of new insurance written in 1996 from 33% of new insurance written in 1995.

   Principally as a result of changes in coverage requirements by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association which were effective in the first quarter of 1995, new insurance written for mortgages with loan-to-value ("LTV") ratios in excess of 85% but not more than 90% ("90%") and coverage of 25% was 39% of new insurance written in 1996 compared to 33% in 1995. New insurance written for mortgages with LTV ratios in excess of 90% but not more than 95% ("95%") and coverage of 30% was 38% of new insurance written in 1996 compared to 34% in 1995.

   Net premiums written were $588.9 million in 1996, compared with $480.3 million in 1995, an increase of $108.6 million, or 23%. The increase was primarily a result of the growth in insurance in force.

   Net premiums earned were $617.0 million for 1996, compared to $506.5 million for 1995, an increase of $110.5 million, or 22%, primarily reflecting the growth of insurance in force.

   Investment income for 1996 was $105.4 million, an increase of 20% over the $87.5 million in 1995. This increase was primarily the result of an increase in the amortized cost of average investment assets to $1,788.3 million for 1996, from $1,466.7 million for 1995, an increase of 22%. The increase was partially offset by a decrease in the portfolio's average pre-tax investment yield to 5.9% in 1996 from 6.0% in 1995. The portfolio's average after-tax investment yield was 5.1% for 1996 compared to 5.2% for 1995.

   Other revenue was $22.0 million in 1996, compared with $22.3 million in 1995. Other revenue represents activity of the Company's mortgage services operations, primarily contracts with government agencies for premium reconciliation and claim administration and fee-based services for underwriting.

   Ceding commission for 1996 was $4.0 million, compared to $4.9 million in 1995, a decrease of 18%. The decrease was primarily attributable to reductions in premiums ceded under quota share reinsurance agreements.

   Net losses incurred increased to $234.4 million in 1996, from $190.0 million in 1995, an increase of 23%. Such increase was primarily due to an increase in the notice inventory from 19,980 at December 31, 1995 to 25,034 at December 31, 1996 resulting from an increasing percentage of the Company's insurance in force reaching its peak claim paying years, concern with early loss developments on insurance written in late 1994 and the first half of 1995, the continued high level of loss activity in certain high cost geographic regions and an increase in claim amounts on defaults with deeper coverages. The increase was partially offset by a redundancy in prior-year loss reserves resulting from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1995. The Company expects that, in general, incurred losses will continue to rise as a result of increased delinquency activity primarily related to the higher risk profile on loans insured in late 1994 and the first half of 1995, and the continued growth and maturing of its insurance in force as well as anticipated higher severity resulting from higher coverages for business written beginning in 1995. At December 31, 1996, 42% of the insurance in force was written during the last two years, compared to 48% at December 31, 1995. The highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from the historical pattern of other loans. A substantial portion of the insurance written in 1992 and 1993 represented insurance on the refinance of mortgage loans originated in earlier years.

   Underwriting and other expenses increased 6% in 1996 to $146.5 million from $137.6 million in 1995. This increase in expenses was primarily due to an increase in expenses associated with the fee-based services for underwriting and an increase in premium tax due to higher premium written.

   The consolidated insurance operations loss ratio was 38.0% for 1996 compared to 37.5% for 1995. The consolidated insurance operations expense and combined ratios were 21.6% and 59.6%, respectively, for 1996 compared to 24.6% and 62.1%, respectively, for 1995.

   The effective tax rate was 29.3% in 1996, compared with 28.8% in 1995. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 1996 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 1996.

   1995 Compared with 1994

   Net income for 1995 was $207.6 million, compared with $159.5 million in 1994, an increase of 30%. Net income per share for 1995 was $3.50, compared with $2.70 in 1994, an increase of 30%.

   The amount of new primary insurance written by MGIC during 1995 was $30.3 billion compared with $34.4 billion in 1994 ($8.7 billion, $9.1 billion, $8.9 billion and $7.7 billion during the first through fourth quarters, respectively). Refinancing activity accounted for 11% of new primary insurance written in 1995 compared to 17% in 1994 (37%, 17%, 7% and 7% of new primary insurance written for the first through fourth quarters, respectively).

   The $30.3 billion of new primary insurance written during 1995 was offset by the cancellation of $14.4 billion of insurance in force and resulted in a net increase of $15.9 billion in primary insurance in force, compared to new primary insurance written of $34.4 billion, cancellation of $15.8 billion, and a net increase of $18.6 billion in insurance in force during 1994. Direct primary insurance in force was $120.3 billion at December 31, 1995, compared to $104.4 billion at December 31, 1994.

   Cancellation activity decreased during 1995 due to the drop in refinancing activity which resulted in an increase in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 86.3% at December 31, 1995, from 81.5% at December 31, 1994.

   Net premiums written were $480.3 million in 1995, compared with $410.3 million in 1994, an increase of $70.0 million, or 17%. The increase was primarily a result of the growth in insurance in force and premiums received on products for which the Company charges higher premium rates. Net premiums written in 1994 included the receipt of $23.1 million of unearned premium reserves in conjunction with the reassumption of business previously ceded under certain reinsurance treaties.

   Net new premiums written decreased 55% in 1995 to $52.8 million, from $116.7 million during 1994, offset by a 46% increase in net renewal premiums written to $427.5 million in 1995 from $293.6 million in 1994.

   The decrease in net new premiums written during 1995 resulted primarily from the increase in the usage of the monthly premium product to 83% of new insurance written from 51% of new insurance written in 1994, and the continued decline in single premium business from 2% of new insurance written in 1994 to 1% of new insurance written in 1995.

   These decreases in net new premiums written were partially offset by an increase in new insurance written on products for which the Company charges higher premium rates, principally mortgages with LTV ratios of 95% and mortgages with coverages of 25% and 30%. New insurance written for mortgages with LTV ratios of 95% increased to 43% of new insurance written from 36% in 1994.

   Principally as a result of changes in coverage requirements by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association, new insurance written for mortgages with LTV ratios of 90% and coverage of 25% was 33% of new insurance written in 1995 compared to 4% in 1994. New insurance written for mortgages with LTV ratios of 95% and coverage of 30% was 34% of new insurance written in 1995 compared to 2% in 1994.

   Net renewal premiums increased as a result of the growth of insurance in force and the increased usage of monthly premiums. Monthly premiums received after the initial payment are classified as renewal premiums. Renewal premiums were reduced by cancellation activity resulting in $15.1 million of net premiums being refunded in 1995, compared to $20.5 million in 1994 when there was higher cancellation activity. The net renewal premiums for 1994 included the receipt of $23.1 million of unearned premium reserves in conjunction with the reassumption of business previously ceded under certain reinsurance treaties.

   Net premiums earned were $506.5 million for 1995, compared to $404.0 million for 1994, an increase of $102.5 million, or 25%, primarily reflecting the growth of insurance in force, the increase in persistency and premiums earned on products for which the Company charges higher premium rates.

   Investment income for 1995 was $87.5 million, an increase of 16% over the $75.2 million in 1994. This increase was primarily the result of an increase in the amortized cost of average investment assets to $1,466.7 million for 1995, from $1,215.0 million for 1994, an increase of 21%. The increase was partially offset by a decrease in the portfolio's average pre-tax investment yield to 6.0% in 1995 from 6.2% in 1994. The portfolio's average after-tax investment yield was 5.2% for 1995 compared to 5.6% for 1994.

   Other revenue was $22.3 million in 1995, compared with $22.7 million in 1994. Other revenue represents activity of the Company's mortgage services operations, primarily contracts with government agencies for premium reconciliation and claim administration and fee-based services for underwriting.

   Ceding commission for 1995 was $4.9 million, compared to $7.8 million in 1994, a decrease of 37%. The decrease was primarily attributable to reductions in premiums ceded under quota share reinsurance agreements.

   Net losses incurred increased to $190.0 million in 1995, from $153.1 million in 1994, an increase of 24%. Such increase was primarily a result of higher reserve levels necessitated by increased notice of default activity on loans insured in late 1994 and the first half of 1995 which had a higher risk profile than the insurance in force as a whole, and the continued growth and maturation of the insurance in force. The increase was partially offset by a redundancy in prior-year loss reserves resulting from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1994. At December 31, 1995, 48% of the insurance in force was written during the last two years, compared to 62% at December 31, 1994. The highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, a substantial portion of the insurance written in 1992 and 1993 represented insurance on the refinance of mortgage loans originated in earlier years. Because of the earlier originations, the pattern of claims frequency for these refinance loans may be different from the historical pattern of other loans.

   Underwriting and other expenses increased slightly in 1995 to $137.6 million from $136.0 million in 1994. Contributing to the increase in expenses was a reduction in the amount of deferred insurance policy acquisition costs due to the growth of the monthly premium product.

   The consolidated insurance operations loss ratio was 37.5% for 1995 compared to 37.9% for 1994. The consolidated insurance operations expense and combined ratios were 24.6% and 62.1%, respectively, for 1995 compared to 28.1% and 66.0%, respectively, for 1994. The expense ratio for 1994 excludes the $23.1 million received as a result of the reassumption of certain reinsurance treaties.

   The effective tax rate was 28.8% in 1995, compared with 26.5% in 1994. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 1995 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 1995.

   Financial Condition

   Consolidated total investments were $2,036.2 million at December 31, 1996, compared with $1,687.2 million at December 31, 1995, an increase of 21%. Offsetting the increase was a decrease of $21.6 million in unrealized gains on securities marked to market. The Company generated consolidated cash flows from operating activities of $367.8 million during 1996, compared to $286.5 million generated during 1995. The increase in operating cash flows during 1996 is due primarily to an increase in renewal premiums and the receipt of $40 million in connection with the WMAC Transaction described below. As of December 31, 1996, the Company had $140.1 million of short-term investments with maturities of 90 days or less, and 70% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 1996, based on book value, the Company's total investments, which were virtually all comprised of fixed-income securities, were approximately 99% invested in "A" rated and above, readily marketable securities, concentrated in maturities of less than 15 years.

   In September 1996, the Company signed an agreement with Wisconsin Mortgage Assurance Corporation ("WMAC") and a WMAC reinsurer to assume all of the reinsurer's interest in WMAC mortgage insurance writings, which had previously been ceded to that reinsurer ("WMAC Transaction"). WMAC wrote mortgage insurance on first mortgages collateralized by one-to-four-family residences until February 28, 1985. Under the agreement, the Company assumed reinsurance on approximately $4.2 billion of WMAC's insurance in force (representing approximately $1.1 billion of risk in force) committed to, or written, through February 28, 1985. As a result, the amount of WMAC's insurance in force ceded to the Company increased to approximately $6.2 billion (representing $1.6 billion of risk in force), with the portion of WMAC's insurance in force reinsured by the Company increasing from approximately 21 percent to approximately 65 percent. The Company received approximately $40 million as payment for its assumption of existing loss and unearned premium reserves related to the insurance in force being assumed from WMAC.

   Consolidated loss reserves increased 39% to $514.0 million at December 31, 1996 from $371.0 million at December 31, 1995, reflecting the higher level of defaults as described in the Results of Consolidated Operations (1996 Compared with 1995) and the increase in loss reserves assumed from the WMAC Transaction. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.

   Consolidated unearned premiums decreased $31.9 million from $251.2 million at December 31, 1995, to $219.3 million at December 31, 1996, reflecting the high level of monthly premium policies written in 1996, for which there is no unearned premium. Reinsurance recoverable on unearned premiums decreased $3.8 million to $11.7 million at December 31, 1996 from $15.5 million at December 31, 1995, primarily reflecting the reduction in unearned premiums.

   Consolidated shareholders' equity increased to $1,366.1 million at December 31, 1996, from $1,121.4 million at December 31, 1995, an increase of 22%. This increase consisted of $258.0 million of net income during 1996 and $10.2 million from the reissuance of treasury stock, offset by a decrease in net unrealized gains on investments, net of tax, of $14.1 million and dividends declared of $9.4 million.

   Liquidity and Capital Resources

   The Company's consolidated sources of funds consist primarily of premiums written and investment income. Funds are applied primarily to the payment of claims and expenses. Approximately 70% of underwriting expenses are personnel-related costs, most of which are considered by the Company to be fixed costs over the short term. Approximately 8% of operating expenses relate to occupancy costs, which are fixed costs. Substantially all of the remaining operating expenses are considered by the Company to be variable in nature, with data processing costs and taxes, licenses and fees representing approximately 4% and 9%, respectively, of total operating expenses. The Company generated positive cash flows of approximately $367.8 million, $286.5 million and $239.5 million in 1996, 1995 and 1994, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities.

   In January 1997, the Company is obligated to repay mortgages payable of $35.4 million, which is secured by the home office and substantially all of the furniture and fixtures of the Company. The Company expects that it will use internally generated funds to repay this debt. The Company does not anticipate any significant capital expenditures during 1997.

   MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 18.1:1 at December 31, 1996 compared to 19.1:1 at December 31, 1995. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the additional risk in force of $4.3 billion resulting from the $13.5 billion net addition to insurance in force during 1996. Part of the increase in risk in force and insurance in force was due to the reinsurance assumed from the WMAC Transaction described above.

   The Company's combined insurance risk-to-capital ratio was 18.8:1 at December 31, 1996, compared to 19.9:1 at December 31, 1995. The decrease was due to the same reasons as described above.

   MGIC Investment Corporation and Subsidiaries - Years Ended December 31, 1996, 1995 and 1994

   Consolidated Statement of Operations

                                           1996           1995         1994
                          (In thousands of dollars, except per share data) REVENUES

   Premiums written:
     Direct......................... $  587,626    $   492,238   $   400,043
     Assumed........................     16,912          8,043         9,737
     Ceded (note 7).................    (15,611)       (19,969)          516
                                      ---------      ---------     ---------
   Net premiums written.............    588,927        480,312       410,296
   Decrease (increase) in
     unearned premiums..............     28,116         26,188        (6,306)
                                      ---------      ---------     ---------
   Net premiums earned
     (note 7).......................    617,043        506,500       403,990

   Investment income, net of
     expenses (note 4)..............    105,355         87,543        75,233
   Realized investment gains,
     net (note 4)...................      1,220          1,496           336
   Other revenue....................     22,013         22,347        22,667
                                       --------       --------      --------

         Total revenues.............    745,631        617,886       502,226
                                       --------       --------      --------

   LOSSES AND EXPENSES
     Losses incurred, net
       (note 7).....................    234,350        189,982       153,081
     Underwriting and other
       expenses.....................    146,483        137,559       136,027
     Interest expense...............      3,793          3,821         3,856
     Ceding commission (note 7).....     (4,023)        (4,885)       (7,821)
                                      ---------      ---------     ---------
         Total losses and
             expenses...............    380,603        326,477       285,143
                                      ---------      ---------     ---------
   Income before tax................    365,028        291,409       217,083
   Provision for income tax
     (note 9).......................    107,037         83,844        57,565
                                      ---------      ---------     ---------
   Net income....................... $  257,991    $   207,565   $   159,518
                                      =========      =========     =========

   Net income per share
      (note 10)..................... $     4.33    $      3.50   $      2.70
                                      =========      =========     =========

          See accompanying notes to consolidated financial statements.

   MGIC Investment Corporation and Subsidiaries - December 31, 1996 and 1995


                           Consolidated Balance Sheet

                                                  1996            1995
   ASSETS                                          (In thousands of dollars)

   Investment portfolio (note 4):
     Securities, available-for-sale,
     at market value:
       Fixed maturities...................  $  1,892,081     $1,602,806
       Equity securities..................         4,039          3,836
       Short-term investments.............       140,114         80,579
                                            ------------    -----------

         Total investment portfolio.......     2,036,234      1,687,221

   Cash...................................         3,861          9,685
   Accrued investment income..............        33,363         29,213
   Reinsurance recoverable on loss
     reserves (note 7)....................        29,827         33,856
   Reinsurance recoverable on unearned
     premiums (note 7)....................        11,745         15,485
   Home office and equipment, net
     (note 5).............................        35,050         38,782
   Deferred insurance policy
     acquisition costs....................        31,956         37,956
   Other assets...........................        40,279         22,521
                                             -----------    -----------
         Total assets.....................  $  2,222,315     $1,874,719
                                             ===========    ===========

   LIABILITIES AND SHAREHOLDERS' EQUITY

   Liabilities:
     Loss reserves (notes 6 and 7)........  $    514,042      $ 371,032
     Unearned premiums (note 7)...........       219,307        251,163
     Mortgages payable (note 5)...........        35,424         35,799
     Income taxes payable (note 9)........        23,111         33,686
     Other liabilities....................        64,316         61,647
                                             -----------    -----------
        Total liabilities.................       856,200        753,327
                                             -----------    -----------

   Contingencies (note 12)

   Shareholders' equity (note 10):
     Common stock, $1 par value,
       shares authorized 150,000,000;
       shares issued 60,555,400;
       outstanding 1996 - 58,950,434;
       1995 - 58,629,420..................        60,555         60,555
     Paid-in surplus......................       268,540        259,430
     Treasury stock (shares at cost
       1996 - 1,604,966; 1995 -
       1,925,980).........................        (7,073)        (8,172)
     Unrealized appreciation in
       investments, net of tax............        40,685         54,737
     Retained earnings (note 10)..........     1,003,408        754,842
                                             -----------    -----------

         Total shareholders' equity.......     1,366,115      1,121,392
                                             -----------    -----------
         Total liabilities and
           shareholders' equity...........    $2,222,315     $1,874,719
                                             ===========    ===========

          See accompanying notes to consolidated financial statements.

   MGIC Investment Corporation and Subsidiaries - Years Ended December 31, 1996 1995 and 1994


   Consolidated Statement of Shareholders' Equity

                                                                                     Unrealized
                                                                                    appreciation
                                         Common       Paid-in         Treasury     (depreciation)    Retained
                                         stock        surplus          stock       in investments    earnings
                                                            (In thousands of dollars)

   Balance, December 31, 1993.......  $  60,555    $   252,710      $   (9,682)     $    2,022     $   406,465
   Net income.......................          -              -               -               -         159,518
   Unrealized investment losses,
     net............................          -              -               -         (26,330)              -
   Dividends declared...............          -              -               -               -          (9,335)
   Reissuance of treasury stock.....          -          1,635             516               -               -
                                      ---------    -----------     -----------     -----------     -----------
   Balance, December 31, 1994.......     60,555        254,345          (9,166)        (24,308)        556,648

   Net income.......................          -              -               -               -         207,565
   Unrealized investment gains,
     net............................          -              -               -          79,045               -
   Dividends declared...............          -              -               -               -          (9,371)
   Reissuance of treasury stock.....          -          5,085             994               -               -
                                      ---------    -----------     -----------     -----------     -----------
   Balance, December 31, 1995.......     60,555        259,430          (8,172)         54,737         754,842

   Net income.......................          -              -               -               -         257,991
   Unrealized investment losses,
     net............................          -              -               -         (14,052)              -
   Dividends declared...............          -              -               -               -          (9,425)
   Reissuance of treasury stock.....          -          9,110           1,099               -               -
                                      ---------    -----------     -----------     -----------     -----------
   Balance, December 31, 1996....... $   60,555    $   268,540    $     (7,073)   $     40,685      $1,003,408
                                      =========    ===========     ===========     ===========     ===========

                                    See accompanying notes to consolidated financial statements.


   MGIC Investment Corporation and Subsidiaries - Years Ended December 31, 1996, 1995 and 1994

   Consolidated Statement of Cash Flows

                                          1996          1995          1994
                                                 (In thousands of dollars)

   Cash flows from operating
    activities:
     Net income.....................  $   257,991  $   207,565  $   159,518
     Adjustment to reconcile net
       income to net cash provided
       by operating activities:
         Amortization of deferred
           insurance policy
           acquisition costs........       26,772       29,693       30,849
         Increase in deferred
           insurance policy
           acquisition costs........      (20,772)     (24,748)     (27,965)
         Depreciation and other
           amortization.............        8,969        8,613        2,644
         Increase in accrued
           investment
           income...................       (4,150)      (4,876)      (1,701)
         Decrease (increase) in
           reinsurance recoverable
           on loss reserves.........        4,029         (194)      22,644
         Decrease in reinsurance
           recoverable on
           unearned
           premiums.................        3,740        3,791       32,010
         Increase in loss reserves..      143,010       96,563       60,869
         Decrease in unearned
           premiums.................      (31,856)     (29,980)     (25,703)
         Other......................      (19,971)         110      (13,712)
                                         ---------     ---------   ---------
Net cash provided by operating
     activities.....................      367,762      286,537      239,453
                                         ---------     ---------   ---------
   Cash flows from investing
    activities:
     Purchase of fixed maturities:
       Available-for-sale
          securities................   (1,095,559)    (514,458)    (188,762)
       Held-to-maturity securities..            -      (34,521)     (53,885)
     Proceeds from sale or maturity
       of fixed maturities:
         Available-for-sale
           securities...............      781,099      166,442       79,853
         Held-to-maturity
           securities...............            -       22,615        7,690
                                        ---------     ---------    ---------
   Net cash used in investing
      activities....................     (314,460)    (359,922)    (155,104)
                                        ---------     ---------    ---------
   Cash flows from financing
     activities:
     Dividends paid to
       shareholders.................       (9,425)      (9,371)      (9,335)
     Principal repayments on
       mortgages payable............         (375)        (348)        (312)
     Reissuance of treasury
       stock........................       10,209        6,079        2,151
                                        ---------     ---------    ---------
   Net cash provided by (used in)
     financing activities...........          409       (3,640)      (7,496)
                                        ---------     ---------    ---------
   Net increase (decrease) in cash
    and cash equivalents............       53,711      (77,025)      76,853
   Cash and cash equivalents at
     beginning of year..............       90,264      167,289       90,436
                                        ----------     ---------   ---------
   Cash and cash equivalents at
     end of year....................   $  143,975   $   90,264  $   167,289
                                        ==========     =========   =========

          See accompanying notes to consolidated financial statements.

   MGIC  Investment Corporation and Subsidiaries - December 31, 1996, 1995
   and 1994

   Notes to Consolidated Financial Statements

   1.   Nature of business

   MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States to protect against loss from defaults on low down payment residential mortgage loans. Through certain other non-insurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting, premium reconciliation, claim administration and portfolio analysis.

   At December 31, 1996, the Company's direct primary insurance in force (representing the current principal balance of all mortgage loans that are currently insured) and direct primary risk in force was approximately $131.4 billion and $29.3 billion, respectively.

   The Company's largest shareholder, The Northwestern Mutual Life Insurance Company ("NML"), held approximately 18% of the common stock of the Company at December 31, 1996.

   2.   Basis of presentation and summary of significant accounting policies

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Principles of consolidation -- The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 48% investment in Credit-Based Asset Servicing and Securitization, LLC ("C-BASS") is accounted for on the equity method.

   Investments -- The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Fixed maturities which are classified as held to maturity are stated at amortized cost. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available for sale and must be recorded at market and the unrealized gains or losses recognized as an increase or decrease to shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

   Home office and equipment -- Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office and equipment over estimated lives of 45 years and 5 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods. (See note 5.)

   Deferred insurance policy acquisition costs -- The cost of acquiring insurance policies, including compensation, premium taxes and other underwriting expenses, is deferred, to the extent recoverable, and amortized as the related premiums are earned. No expenses are deferred on monthly premium policies.

   Loss reserves -- Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default not yet reported by the lender. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies. (See note 6.)

   Income recognition -- The insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as the premiums are due.

   Fee income of the non-insurance subsidiaries is earned as the services are provided.

   Income taxes -- The Company and its subsidiaries file a consolidated federal income tax return. Prior to August 1991, the Company and its subsidiaries filed a consolidated federal income tax return with NML and its subsidiaries. (See note 9.)

   A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes Tax and Loss Bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

   Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that U.S. government non-interest bearing Tax and Loss Bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. The Company accounts for these purchases as a payment of current federal income taxes.

   Deferred income taxes are provided under the liability method which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items.
   The expected tax effects are computed at the current federal tax rate.

   Benefit plans -- The Company has a non-contributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 8.)

   The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded on a pay-as-you-go basis. (See note 8.)

   Reinsurance -- Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Reinsurance recoverable on unearned premiums." The Company remains contingently liable for all reinsurance ceded. (See note 7.)

   Net income per share -- Net income per share is based on the weighted average number of common shares and common stock equivalents which would arise from the exercise of stock options.

   The weighted average number of shares used in the net income per share computations were as follows (shares in thousands) (see note 10):

        Year ended December 31, 1996  59,523
        Year ended December 31, 1995  59,284
        Year ended December 31, 1994  58,977

   Statement of cash flows -- For purposes of the consolidated statement of cash flows, the Company considers short-term investments to be cash equivalents, as short-term investments have original maturities of three months or less. Interest paid during 1996, 1995 and 1994 approximates interest expense.

   Reclassifications -- Certain reclassifications have been made in the accompanying financial statements to 1995 and 1994 amounts to allow for consistent financial reporting.

   3.   Related party transactions

   The Company contracts with Northwestern Mutual Investment Services, Inc., a subsidiary of NML, for investment portfolio management and accounting services. The Company incurred expense of $0.9 million, $0.9 million and $1.0 million for these services in 1996, 1995 and 1994, respectively.

   4.   Investments

   The following table summarizes the Company's investments at December 31, 1996 and 1995:



                                                   Financial                                                          Financial
                              Amortized   Market   Statement                                  Amortized      Market   Statement
                                 Cost     Value      Value                                       Cost         Value     Value

                                (In thousands of dollars)                                           (In thousands of dollars)

   At December 31, 1996:                                          At December 31, 1995:


   Securities, available                                          Securities, available
    for sale:                                                      for sale:
     Fixed maturities....   $1,832,193  $1,892,081  $1,892,081      Fixed maturities....     $1,520,854   $1,602,806  $1,602,806
     Equity securities...        1,333       4,039       4,039      Equity securities...          1,363        3,836       3,836
     Short-term                                                     Short-term
       investments.......      140,114     140,114     140,114        investments.......         80,579       80,579      80,579
                             ---------   ---------   ---------                                 ---------   ---------   ---------
   Total investment                                               Total investment
     portfolio...........   $1,973,640  $2,036,234  $2,036,234      portfolio...........     $1,602,796   $1,687,221  $1,687,221
                             =========   =========   =========                                =========    =========   =========


   The amortized cost and market value of investments at December 31, 1996 and 1995 are as follows:



                                                              Gross         Gross
                                               Amortized   Unrealized     Unrealized    Market
   December 31, 1996:                             Cost        Gains         Losses      Value
                                                            (In thousands of dollars)


   U.S. Treasury securities and obligations
     of U.S. government corporations
     and agencies.......................       $  77,498  $    1,483   $    (345)    $   78,636
   Obligations of states and political
     subdivisions.......................       1,364,790      57,374      (1,437)     1,420,727
   Corporate securities.................         515,482       3,659      (1,304)       517,837
   Mortgage-backed securities...........             571          33           -            604
   Debt securities issued by foreign
     sovereign governments..............          13,966         425           -         14,391
                                             ----------- ----------- -----------    -----------
         Total debt securities..........       1,972,307      62,974      (3,086)     2,032,195

   Equity securities....................           1,333       2,706           -          4,039
                                             ----------- ----------- -----------     ----------

         Total investment portfolio.....      $1,973,640   $  65,680   $  (3,086)    $2,036,234
                                             =========== =========== ===========    ===========


   December 31, 1995:

   U.S. Treasury securities and obligations
     of U.S. government corporations
     and agencies.......................      $   29,790   $   1,744   $     -        $  31,534
   Obligations of states and political
     subdivisions.......................       1,251,284      72,615      (1,202)     1,322,697
   Corporate securities.................         316,668       8,712          (1)       325,379
   Mortgage-backed securities...........           3,491          84           -          3,575
   Debt securities issued by foreign
     sovereign governments..............             200           -           -            200
                                             ----------- ----------- -----------    -----------
         Total debt securities..........       1,601,433      83,155      (1,203)     1,683,385

   Equity securities....................           1,363       2,473           -          3,836
                                             ----------- ----------- -----------    -----------

         Total investment portfolio.............
                                              $1,602,796 $    85,628$     (1,203)    $1,687,221
                                             =========== =========== ===========    ===========

   The amortized cost and market values of debt securities at December 31, 1996, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                           Amortized          Market
                                              Cost            Value
                                              (In thousands of dollars)


   Due in one year or less................. $   178,014      $   178,367
   Due after one year through five years....    202,686          206,779
   Due after five years through ten years...    836,337          869,736
   Due after ten years......................    754,699          776,709
                                            -----------      -----------

                                              1,971,736        2,031,591

   Mortgage-backed securities...............        571              604
                                            -----------      -----------

   Total at December 31, 1996...............$ 1,972,307       $2,032,195
                                            ===========      ===========

   Net investment income is comprised of the following:

                                           1996           1995          1994
                                            (In thousands of dollars)

   Fixed maturities...............  $    99,832     $   79,328     $  70,501
   Equity securities..............          240            240           240
   Short-term investments.........        6,223          8,498         5,114
   Other..........................           82            409           445
                                   ------------   ------------   -----------
   Investment income..............      106,377         88,475        76,300
   Investment expenses............       (1,022)          (932)       (1,067)
                                   ------------   ------------   -----------

   Net investment income..........  $   105,355     $   87,543     $  75,233
                                   ============   ============   ===========

   The net realized investment gains (losses) and change in net unrealized (depreciation) appreciation of investments are as follows:

                                           1996           1995          1994
                                               (In thousands of dollars)
   Net realized investment
     gains (losses), on sale
     of investments:
       Fixed maturities...........  $     1,222     $    1,502     $     353
       Short-term investments.....           (2)            (6)          (17)
                                    -----------    -----------   -----------
                                          1,220          1,496           336
                                    -----------    -----------   -----------

   Change in net unrealized
     (depreciation) appreciation:
       Fixed maturities...........      (22,064)       111,359      (109,720)
     Equity securities............          233            191           260
     Short-term investments.......            -            898          (419)
                                    -----------    -----------    ----------

                                        (21,831)       112,448      (109,879)
                                    -----------    -----------    ----------

   Net realized investment gains
     (losses) and change in net
     unrealized (depreciation)
     appreciation.................  $   (20,611)    $  113,944   $  (109,543)
                                    ===========    ===========    ==========

   At November 30, 1995, the Company transferred its entire held-to-maturity portfolio with a book value of $557.1 million to the available-for-sale portfolio. This transfer resulted in an increase to shareholders' equity of $30.3 million, net of tax.

   The gross realized gains and the gross realized losses on sales of available-for-sale securities were $8.6 million and $7.4 million, respectively in 1996 and $3.3 million and $1.8 million, respectively in 1995. There were no sales or transfers of held-to-maturity securities during 1996 or 1995 other than the transfer on November 30, 1995 of the entire held-to-maturity portfolio to available-for-sale.

   5.   Home office and equipment and mortgages payable

   In 1989, a subsidiary of the Company borrowed $37.6 million secured by the home office and substantially all the furniture and fixtures of the Company. The loan bears interest at approximately 10.5% and is due in January 1997. The outstanding balance of the loan at December 31, 1996 approximates market value.

   Home office and equipment is shown net of accumulated depreciation of $36.1 million and $30.4 million at December 31, 1996 and 1995, respectively.

   Under the terms of the loan agreement, MGIC must maintain a statutory policyholders' surplus of at least $150 million and a claims paying ability rating of AA or better with Moody's Investors Service, Inc. and Standard & Poor's Corporation. At December 31, 1996, MGIC had statutory policyholders' surplus of $252 million and a claims paying ability rating of Aa2 and AA+ from the rating agencies, respectively.

   6.   Loss reserves

   Loss reserve activity was as follows:


                                           1996         1995         1994
                                             (In thousands of dollars)

   Reserve at beginning
     of year......................... $ 371,032   $   274,469  $   213,600
   Less reinsurance recoverable......    33,856        33,662       56,306
                                      ---------   -----------  -----------

   Net reserve at beginning
    of year..........................   337,176       240,807      157,294
   Reserve transfer (1)..............    35,657             -       25,075
                                      ---------   -----------  -----------
   Adjusted reserve at beginning
    of year..........................   372,833       240,807      182,369
   Losses incurred:
     Losses and LAE incurred in
     respect of default notices
     received in:
       Current year..................   312,630       226,439      168,554
       Prior years (2)...............   (78,280)      (36,457)     (15,473)
                                      ---------    ----------  -----------

         Subtotal....................   234,350       189,982      153,081
                                      ---------    ----------  -----------
   Losses paid:
     Losses and LAE paid in
     respect of default notices
     received in:
       Current year..................    16,872        14,115       12,293
       Prior years...................   106,096        79,498       82,350
                                      ---------   -----------  -----------

         Subtotal....................   122,968        93,613       94,643
                                      ---------   -----------  -----------

   Net reserve at end of year........   484,215       337,176      240,807
   Plus reinsurance recoverables.....    29,827        33,856       33,662
                                      ---------   -----------  -----------

   Reserve at end of year............ $ 514,042   $   371,032  $   274,469
                                      =========   ===========  ===========

   (1) Received in conjunction with the cancellation of certain reinsurance treaties. (See note 7.)

   (2) A negative number for a prior year indicates a redundancy of loss reserves, and a positive number for a prior year indicates a deficiency of loss reserves.

   The top half of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents an adjustment made in the current year for defaults which were included in the loss reserve at the end of the prior year.

   Current year losses incurred increased from 1995 to 1996 primarily due to an increase in the notice inventory from 19,980 at December 31, 1995 to 25,034 at December 31, 1996 resulting from an increasing percentage of the Company's insurance in force reaching its peak claim paying years, concern with early loss developments on insurance written in 1994 through 1996, the continued high level of loss activity in certain high cost geographic regions and an increase in claim amounts on defaults with deeper coverages. Offsetting this increase were favorable developments in prior years loss reserves, with the net effect of total losses incurred increasing from $190.0 million in 1995 to $234.4 million in 1996.

   The favorable development of the reserves in 1996, 1995 and 1994 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1995, 1994 and 1993, respectively.

   The lower half of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

   7.   Reinsurance

   The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on estimated reserves for unpaid losses and unearned premiums. Business written between 1985 and 1993 is ceded under various quota share reinsurance agreements with several reinsurers. The Company receives a ceding commission in connection with this reinsurance. There is no quota share reinsurance on business written subsequent to December 31, 1993.

   In September 1996, the Company signed an agreement with Wisconsin Mortgage Assurance Corporation ("WMAC") and a WMAC reinsurer to assume all of the reinsurer's interest in WMAC mortgage insurance writings, which had been previously ceded to that reinsurer. WMAC wrote mortgage insurance on first mortgages collateralized by one-to-four-family residences until February 28, 1985. Under the agreement, the Company assumed reinsurance on approximately $4.2 billion of WMAC's insurance in force (representing approximately $1.1 billion of risk in force) committed to, or written, through February 28, 1985. As a result, the amount of WMAC's insurance in force ceded to the Company increased to approximately $6.2 billion (representing $1.6 billion of risk in force), with the portion of WMAC's insurance in force reinsured by the Company increasing from approximately 21 percent to approximately 65 percent. The Company received approximately $40 million as payment for its assumption of existing loss and unearned premium reserves related to the insurance in force being assumed from WMAC.

   Effective January 1, 1994, the Company agreed with its lead reinsurer to reassume its mortgage insurance writings for policy years 1985 through 1993 which had previously been ceded to the lead reinsurer.

   The effect of reinsurance on premiums earned and losses incurred is as follows:

                                        1996          1995          1994
                                            (In thousands of dollars)

   Premiums earned:
     Direct................       $   623,148    $   522,069   $   425,277
     Assumed...............            13,245          8,191        10,205
     Ceded.................           (19,350)       (23,760)      (31,492)
                                  -----------    -----------   -----------

     Net premiums earned...       $   617,043    $   506,500   $   403,990
                                  ===========    ===========   ===========
   Losses incurred:
     Direct................       $   226,702    $   197,490   $   155,766
     Assumed...............            17,073          7,108        14,898
     Ceded.................            (9,425)       (14,616)      (17,583)
                                  -----------    -----------   -----------
     Net losses incurred...       $   234,350    $   189,982   $   153,081
                                  ===========    ===========   ===========


   8.   Benefit plans

   The components of the net periodic pension cost of the Company's defined benefit pension plan are as follows:


                                           1996         1995         1994
                                              (In thousands of dollars)

   Service cost........................$  3,378   $    3,118    $    3,475
   Interest on projected
      benefit obligation................  2,777        2,255         2,042
   Actual return on plan assets......... (5,235)      (7,532)          403
   Net amortization and deferral........  2,179        5,375        (2,211)
                                       --------    ---------     ---------

   Net periodic pension cost...........
                                       $   3,099  $    3,216    $    3,709
                                       =========   ==========    ==========

   The following lists the funded status of the pension plan as of December 31, 1996 and 1995:

                                                    1996              1995
                                              (In thousands of dollars)

   Actuarial present value of
     benefit obligations:
       Vested........................           $  31,654        $   25,553
       Non-vested....................               1,266             1,515
                                               ----------       -----------

   Accumulated benefit obligation....           $  32,920        $   27,068
                                               ==========       ===========

   Projected benefit obligation......           $  42,845        $   35,159
   Net assets available for benefits.              46,256            37,632
                                                ---------       -----------
   Projected benefit obligation less than
     plan assets.....................               3,411             2,473
   Unrecognized net obligation.......               1,583             1,576
                                                ---------       -----------

   Pension asset.....................           $   1,828        $      897
                                                =========       ===========

   The discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% for 1996 and 1995. The discount rate used in determining the pension expense was 7.5% for 1996 and 1995 and 7% for 1994. The expected long-term rate of return on plan assets was 7.5% for 1996, 1995 and 1994, and the assumed rate of compensation increase was 6% for 1996, 1995 and 1994. Plan assets consist of fixed maturities and equity securities.

   The components of the net periodic postretirement benefit cost of the Company's non-pension postretirement benefit plans are as follows:

                                            1996          1995         1994
                                               (In thousands of dollars)


   Service cost........................  $    1,208   $    1,220   $   1,252
   Interest cost on projected
     benefit obligation................       1,171        1,019       1,014
   Actual return on plan assets........        (791)        (806)         (1)
   Net amortization and deferral.......         933        1,131         441
                                        -----------  ----------- -----------
   Net periodic postretirement benefit
     cost..............................  $    2,521   $    2,564   $   2,706
                                        ===========  =========== ===========


   The Company's liability for the unfunded accumulated postretirement benefit obligation as of December 31, 1996 and 1995, is as follows:


                                                       1996            1995
                                                    (In thousands of dollars)


   Actuarial present value of accumulated
     postretirement benefit obligation:
       Retirees...................................   $    3,869     $   2,347
       Active employees eligible to retire........        1,936         2,230
       Active employees ineligible to retire......       12,010        11,121
                                                     ----------   -----------
   Total accumulated postretirement
     benefit obligation...........................       17,815        15,698
   Fair value of assets...........................       (6,248)       (4,488)
   Unrecognized transition obligation.............       (8,479)       (9,009)
   Unrecognized net obligation
     relating to plan and discount
     rate changes.................................        2,185         1,653
                                                     ----------   -----------
   Accrued postretirement liability...............   $    5,273     $   3,854
                                                    ===========   ===========

   The Company is amortizing the unrecognized transition obligation over 20 years. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1996 and 1995. The expected long-term rate of return on plan assets was 7.5% for 1996, 1995 and 1994. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 9.5% reduced over a period of 6 years to 6%. The effect of a 1% increase in the health care trend rate assumption would result in an increase of 22% in the accumulated postretirement benefit obligation from $17.8 million to approximately $21.7 million.

   9.   Income taxes

   The components of the net deferred tax liability as of December 31, 1996 and 1995 are as follows:

                                                      1996        1995
                                                   (In thousands of dollars)

   Unearned premium reserves...................   $   (19,571)    $ (20,780)
   Deferred policy acquisition costs...........        11,184        13,284
   Loss reserves...............................         1,559         9,289
   Unrealized appreciation in investments......        21,908        29,474
   Other.......................................        (3,901)       (2,197)
                                                  -----------    ----------
   Net deferred tax liability..................   $    11,179     $  29,070
                                                  ===========    ==========

   At December 31, 1996, gross deferred tax assets and liabilities amounted to $29.9 million and $41.1 million, respectively. Management believes that all gross deferred tax assets at December 31, 1996 are fully realizable and no valuation reserve has been established.

   The following summarizes the components of the provision for income tax:

                                           1996         1995         1994
                                             (In thousands of dollars)

   Federal:
     Current......................... $   116,160    $   87,627   $  62,081
     Deferred........................     (10,325)       (5,117)     (4,700)
   State.............................       1,202         1,334         184
                                      -----------    ----------  ----------
   Total provision................... $   107,037    $   83,844   $  57,565
                                      ===========    ==========  ==========

   The Company purchased $93.6 million, $72.0 million and $53.0 million of non-interest bearing U.S. Government Tax and Loss Bonds as a payment of current taxes in 1996, 1995 and 1994, respectively. The Company also paid $10.3 million, $8.5 million and $9.3 million in estimated federal income taxes in 1996, 1995 and 1994, respectively.

   The reconciliation of the provisions for income taxes computed at the federal tax rate of 35% to the reported provision for income taxes is as follows:


                                           1996           1995         1994
                                              (In thousands of dollars)

   Tax provision computed at
     federal tax rate...............  $   127,760    $  101,993   $  75,979
   (Decrease) increase in tax
     provision resulting from:
       Tax exempt municipal
         bond interest..............      (22,114)      (18,955)    (19,066)
       Other, net...................        1,391           806         652
                                       ----------    ----------  ----------

   Total income tax provision.......  $   107,037    $   83,844   $  57,565
                                       ==========    ==========  ==========


   The Company and its subsidiaries have a continuing obligation to reimburse NML for the tax effect of any changes in taxable income of the Company relating to periods during which the Company and its subsidiaries were members with NML and its subsidiaries of a consolidated return for federal income tax purposes. At December 31, 1996, no amount was owed to NML.

   The Internal Revenue Service ("IRS") is presently examining the Company's income tax returns for 1991 and 1992. The Company has received proposed tax assessments relating to 1989 and 1990. Management does not agree with all of the findings of the IRS and has appealed the proposed tax assessments.

   In examinations through 1988 the IRS had proposed to delay the deduction for loss reserves on mortgage loans in default until the lender takes title to the mortgaged property. In August 1992, this issue was decided in favor of another private mortgage insurer by the Court of Appeals for the federal circuit applicable to the Company. However, the IRS has continued to pursue this position with other private mortgage insurers in other circuits.

   Management believes that adequate provision has been made in the financial statements for any amounts which may become due with respect to the open years.

   10.  Shareholders' equity and dividend restrictions

   The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 1997, MGIC can pay $25.2 million of dividends and the other insurance subsidiaries of the Company can pay $3.0 million of dividends without such regulatory approval.

   Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends. In 1996, 1995 and 1994, the Company paid dividends of $9.4 million, $9.4 million and $9.3 million, respectively or $0.16 per share. In 1997, the Company can pay dividends of $35.5 million from its own funds and funds available from the non-insurance subsidiaries.

   The principles used in determining statutory financial amounts differ from generally accepted accounting principles ("GAAP"), primarily for the following reasons:

        Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. Contingency loss reserves are not reflected as liabilities under GAAP.

        Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

        Statutory financial statements only include a provision for current income taxes due, and purchases of Tax and Loss Bonds are accounted for as investments. GAAP financial statements provide for deferred income taxes, and purchases of Tax and Loss Bonds are recorded as payments of current income taxes.

        Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available for sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

   The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:


               Year Ended         Net                       Contingency
              December 31,       Income         Equity        Reserve
                                      (In thousands of dollars)

                   1996   $     67,094    $   274,118     $1,317,438
                   1995         38,975        229,305      1,030,232
                   1994         11,462        202,516        781,438

   The differences between the statutory net income and equity presented above for the insurance subsidiaries and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices.

   The Company has two stock option plans which permit certain officers and employees to purchase common stock at specified prices, not less than the market price at the date the options were granted. A summary of activity in the stock option plans during 1994, 1995 and 1996 is as follows:


                                                Average          Shares
                                               Exercise         Subject
                                                 Price         to Option

   Outstanding, December 31, 1993..........$        8.36        1,275,800
     Granted...............................        31.25          703,000
     Exercised.............................         5.59          (84,200)
     Canceled..............................        15.44          (25,000)
                                            ------------      -----------

   Outstanding, December 31, 1994..........        17.00        1,869,600

     Granted...............................        36.15           33,333
     Exercised.............................         8.98         (225,390)
     Canceled..............................        30.62          (21,260)
                                             -----------      -----------

   Outstanding, December 31, 1995..........        18.30        1,656,283
     Granted...............................        61.14           30,667
     Exercised.............................         9.60         (318,327)
     Canceled..............................        30.81          (66,310)
                                             -----------      -----------

   Outstanding, December 31, 1996.......... $      20.80        1,302,313
                                             ===========      ===========


   The exercise price of the options granted in 1995 and 1996 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 1996, 1,146,042 shares were available for future grant under the stock option plans.

   The Company adopted the disclosure only option under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. If the accounting provisions of the new Statement had been adopted as of the beginning of 1995, the effect on 1995 and 1996 net income would have been immaterial.

   The following is a summary of stock options outstanding at December 31, 1996:

                                   Options                      Options
                                 Outstanding                  Exercisable
                         _____________________________   __________________

                                  Remaining   Average               Average
    Exercise                       Average    Exercise             Exercise
   Price Range           Shares  Life (yrs.)   Price      Shares     Price

   $5.00 - $6.89        551,100       3.8    $  6.58    551,100  $   6.58
   $19.25 - $41.75      720,546       6.8      29.95    290,750     28.74
   $53.375 - $64.375     30,667       9.2      61.14          -         -
                      ---------     -----    -------    -------   -------
   Total              1,302,313       5.6    $ 20.80    841,850   $ 14.24
                      =========     =====    =======    =======   =======


   At December 31, 1995 and 1994, option shares of 837,372 and 772,560 were exercisable at an average exercise price of $10.41 and $7.10, respectively. The Company also granted an immaterial amount of equity instruments other than options during 1995 and 1996.

   11.  Leases

   The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next six years. Generally, all rental payments are fixed.

   Total rental expense under operating leases was $5.1 million, $4.5 million and $5.8 million in 1996, 1995 and 1994, respectively.

   At December 31, 1996, minimum future operating lease payments are as follows (in thousands of dollars):

             1997..............     $      4,223
             1998..............            1,884
             1999..............              941
             2000..............              497
             2001..............              309
             2002..............               40
                                     -----------
             Total                  $      7,894
                                     ===========
   12.  Contingencies

   The Company is involved in litigation in the normal course of business. In the opinion of management, the ultimate disposition of the pending litigation will not have a material adverse effect on the financial position of the Company.

   MGIC is a defendant in a lawsuit commenced by a borrower challenging the necessity of maintaining mortgage insurance in certain circumstances, primarily when the loan-to-value ratio is below 80%. The lawsuit purports to be brought on behalf of a class of borrowers. This case appears to be based to some degree upon guidelines issued by the Federal Home Loan Mortgage Corporation or the Federal National Mortgage Association to their respective mortgage servicers under which the mortgage servicers may be required in certain circumstances to cancel borrower-purchased insurance upon the borrower's request. The plaintiff alleges that MGIC has a common law duty to inform a borrower that the insurance may be canceled in these circumstances. The relief sought is equitable relief as well as the return of premiums paid after the insurance was cancelable under the applicable guidelines. The Company believes that MGIC has a meritorious defense to this action in that, in the absence of a specific statute (no statutory duty other than under a general consumer fraud statute is alleged), there appears to be no legal authority requiring a mortgage insurer to inform a borrower that insurance may be canceled. Summary judgment was granted to MGIC in another case involving similar issues. Similar cases are pending against other mortgage insurers, mortgage lenders and mortgage loan servicers.

   See note 9 for a description of federal income tax contingencies.

   1996

   Report of Independent Accountants

   To the Board of Directors & Shareholders of MGIC Investment Corporation

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


   PRICE WATERHOUSE LLP

   Milwaukee, Wisconsin
   January 8, 1997


   1996

   Unaudited Quarterly Financial Data


                                                           Quarter                              1996
   1996                            First           Second         Third          Fourth         Year

                                      (In thousands of dollars, except per share data)


   Net premiums written.....     $ 123,528     $  141,584    $   158,532    $   165,283    $   588,927
   Net premiums earned .....       144,640        150,727        156,779        164,897        617,043
   Investment income,
     net of expenses .......        24,261         25,191         26,926         28,977        105,355
   Losses incurred, net.....        56,837         56,889         60,247         60,377        234,350
   Underwriting and other
     expenses ..............        35,704         37,626         36,401         36,752        146,483
   Net income ..............        58,460         62,650         65,785         71,096        257,991
   Net income per share
    (a) ....................          0.98           1.05           1.11           1.19           4.33



                                                           Quarter                              1995
   1995                            First           Second         Third          Fourth         Year

                                      (In thousands of dollars, except per share data)


   Net premiums written.....     $  97,914    $   118,143    $   127,710    $   136,545    $   480,312
   Net premiums earned......       114,415        122,358        130,611        139,116        506,500
   Investment income,
     net of expenses........        20,295         21,205         22,339         23,704         87,543
   Losses incurred, net.....        43,338         44,009         49,687         52,948        189,982
   Underwriting and other
     expenses ..............        34,317         35,105         33,892         34,245        137,559
   Net income ..............        45,218         49,945         53,664         58,738        207,565
   Net income per share
    (a).....................          0.76           0.84           0.90           0.99           3.50


   (a)  Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.


   MGIC Stock

   MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 1996, 58,950,434 shares were outstanding. The following table sets forth for 1995 and 1996 by quarter the high and low sales prices of the Company's common stock on the New York Stock Exchange Composite Tape.


                          1995                             1996
   Quarters        High           Low            High                 Low


   1st          $42.375         $32.75         $65.25               $50.50
   2nd            52.25         40.375          61.50               51.625
   3rd           58.375         46.125          69.50                53.50
   4th            62.00          49.50          77.75               66.125

   In 1995 and 1996 the Company declared and paid the following cash dividends.

   Quarters        1995           1996

   1st             $.04           $.04
   2nd              .04            .04
   3rd              .04            .04
   4th              .04            .04
                 ------         ------
                   $.16           $.16
                 ======         ======

   See Note 10 to the Consolidated Financial Statements for information relating to restrictions on the payment of cash dividends.

   As of February 25, 1997, the number of shareholders of record was 366. In addition, there were an estimated 33,000 beneficial owners of shares held by brokers and fiduciaries.