Form 10-K405, Exhibit 13
period 1997-12-31
MGIC INVESTMENT CORP
filed 1998-03-30
CIK 876437

Exhibit 13


     Information from the 1997 Annual Report of the Company to Shareholders which is incorporated by reference in this Annual Report on Form 10-K.



                   MGIC Investment Corporation & Subsidiaries
                   Five-Year Summary of Financial Information
            Years Ended December 31, 1997, 1996, 1995, 1994 and 1993


                                                          1997           1996           1995          1994           1993
                                                                    (In thousands of dollars, except per share data)
    SUMMARY OF OPERATIONS
    PREMIUMS:
      Net premiums written                              $690,248       $588,927        $480,312      $410,296      $342,727
                                                        ========       ========        ========      ========      ========
      Net premiums earned                               $708,744       $617,043        $506,500      $403,990      $299,342
      Investment income                                  123,602        105,355          87,543        75,233        64,689
      Realized investment gains, net                       3,261          1,220           1,496           336         5,139
      Other revenue                                       32,665         22,013          22,347        22,667        34,347
                                                        --------       --------        --------      --------      --------
           Total revenues                                868,272        745,631         617,886       502,226       403,517
                                                        --------       --------        --------      --------      --------

    Losses and expenses:
      Losses incurred, net                               242,362        234,350         189,982       153,081       107,132
      Underwriting and other expenses                    157,194        146,483         137,559       136,027       132,057
      Interest expense                                     6,399          3,793           3,821         3,856         3,888
      Ceding commission                                   (3,056)        (4,023)         (4,885)       (7,821)      (14,375)
                                                        --------        -------         -------       -------       -------
           Total losses and expenses                     402,899        380,603         326,477       285,143       228,702
                                                        --------        -------         -------       -------       -------

    Income before tax                                    465,373        365,028         291,409       217,083       174,815
    Provision for income tax                             141,623        107,037          83,844        57,565        47,546
                                                        --------        -------         -------       -------       -------
    Net income                                          $323,750       $257,991        $207,565      $159,518      $127,269
                                                        ========        =======         =======       =======       =======
    Weighted average common shares outstanding
       (in thousands) (1)                                117,924        119,046         118,567       117,955       117,851
                                                        ========        =======         =======       =======       =======

    Earnings per share (1) and (2)                    $     2.75     $     2.17      $     1.75    $     1.35    $     1.08
                                                        ========        =======         =======       =======       =======
    Dividends per share (1)                           $     .095    $       .08     $       .08   $       .08    $    .0725
                                                        ========        =======         =======       =======       =======

    BALANCE SHEET DATA
      Total investments                               $2,416,740     $2,036,234      $1,687,221    $1,292,960    $1,099,643
      Total assets                                     2,617,687      2,222,315       1,874,719     1,476,266     1,343,205
      Loss reserves                                      598,683        514,042         371,032       274,469       213,600
      Long-term notes payable                            237,500              -          35,799        36,147        36,459
      Shareholders' equity                             1,486,782      1,366,115       1,121,392       838,074       712,070
      Book value per share                                 13.07          11.59            9.56          7.18          6.11


   (1)  In May 1997, the Company declared a two-for-one stock split of the common stock in the form of a 100% stock dividend.
        The additional shares were issued on June 2, 1997.  Prior year shares, dividends per share and earnings per share have been restated to reflect the split.

   (2)  Diluted earnings per share per Statement of Financial Accounting Standards No. 128, "Earnings Per Share."


   A brief description of the Company's business is contained in Note 1 to the Company's Consolidated Financial Statements, page fourteen.



                                             MGIC Investment Corporation & Subsidiaries
                                             Five-Year Summary of Financial Information
                                      Years Ended December 31, 1997, 1996, 1995, 1994 and 1993


                                                         1997           1996            1995          1994           1993
    NEW PRIMARY INSURANCE WRITTEN
       ($ MILLIONS)                                 $  32,250       $  32,756       $  30,277      $  34,419      $  37,041
    NEW POOL RISK WRITTEN ($ MILLIONS)                    394               2               1             27             17

    INSURANCE IN FORCE (AT YEAR-END)
       ($ MILLIONS)
      Direct primary insurance
        New book*                                    $138,497        $131,397        $120,341       $104,416      $  85,848
        Old book*                                       4,971           6,505           8,196          9,932         12,737
      Direct primary risk
        New book                                       32,175          29,308          25,502         20,756         16,810
        Old book                                        1,260           1,637           2,055          2,481          3,180
      Net primary risk
        New book                                       31,580          28,565          24,593         19,664         13,971
        Old book                                          789           1,006             390            471            604
      Direct pool risk
        New book                                          590             232             254            295            348
        Old book                                          478             533             638            721            962
      Net pool risk
        New book                                          530             181             186            195            188
        Old book                                          318             349             134            157            211

    PRIMARY LOANS IN DEFAULT RATIOS
      Policies in force
        New book                                    1,342,976       1,299,038       1,219,304      1,080,882        921,259
        Old book                                      176,817         223,986         270,800        315,313        386,103
      Loans in default
        New book                                       28,493          25,034          19,980         15,439         13,658
        Old book                                        8,570          10,072          12,354         14,516         16,757
      Percentage of loans in default
        New book                                        2.12%           1.93%           1.64%          1.43%          1.48%
        Old book                                        4.85%           4.50%           4.56%          4.60%          4.34%

    INSURANCE OPERATING RATIOS (GAAP)
      Loss ratio                                        34.2%           38.0%           37.5%          37.9%          35.8%
      Expense ratio                                     18.4%           21.6%           24.6%          28.1%          25.7%
                                                     -------         -------         -------       --------         ------
      Combined ratio                                    52.6%           59.6%           62.1%          66.0%          61.5%
                                                     =======         =======         =======       ========         ======
    RISK-TO-CAPITAL RATIOS (STATUTORY)
      Combined insurance subsidiaries                  16.4:1          18.8:1          19.9:1         20.6:1         18.9:1
      MGIC                                             15.7:1          18.1:1          19.1:1         19.6:1         17.1:1



   *The New book consists of insurance written by Mortgage Guaranty Insurance Corporation ("MGIC"), a subsidiary of MGIC
   Investment Corporation, since March 1, 1985.  The Old book consists of insurance written or committed to by Wisconsin Mortgage
   Assurance Corporation ("WMAC") prior to March 1, 1985.  At December 31, 1997 and 1996, MGIC and another subsidiary of MGIC
   Investment Corporation were reinsurers of, in the aggregate, 65.6% and 64.8%, respectively, of the Old book, and MGIC is the manager of the Old book for WMAC.  The Direct information shown above for the Old book represents 100% of the Old book.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   Results of Consolidated Operations

   1997 Compared with 1996

   Net income for 1997 was $323.8 million, compared with $258.0 million in 1996, an increase of 25%. After giving effect for the Company's two-for-one stock split, effective June 2, 1997, net income per share for 1997 was $2.75, compared with $2.17 in 1996, an increase of 27%.

   The amount of new primary insurance written by Mortgage Guaranty Insurance Corporation ("MGIC") during 1997 was $32.2 billion ($6.5 billion, $7.7 billion, $9.1 billion and $8.9 billion during the first through fourth quarters, respectively), compared with $32.8 billion in 1996 ($7.6 billion, $8.9 billion, $8.6 billion and $7.7 billion during the first through fourth quarters, respectively). Refinancing activity accounted for 15% of new primary insurance written in 1997 (17%, 12%, 12% and 20% of new primary insurance written for the first through fourth quarters, respectively), compared to 17% in 1996 (29%, 19%, 10% and 12% of new primary insurance written for the first through fourth quarters, respectively).

   The $32.2 billion of new primary insurance written during 1997 was offset by the cancellation of $25.1 billion of insurance in force ($5.1 billion, $6.3 billion, $6.6 billion and $7.1 billion during the first through fourth quarters, respectively), and resulted in a net increase of $7.1 billion in primary insurance in force, compared to new primary insurance written of $32.8 billion, cancellation of $21.7 billion, and a net increase of $11.1 billion in insurance in force during 1996. Direct primary insurance in force was $138.5 billion at December 31, 1997, compared to $131.4 billion at December 31, 1996. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 1997 was $590.3 million compared to $232.3 million at December 31, 1996 and is expected to increase in 1998 as a result of outstanding commitments to write additional agency pool insurance.

   Cancellation activity increased during 1997 due to favorable mortgage interest rates which resulted in a decrease in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 80.9% at December 31, 1997, from 82.0% at December 31, 1996. Cancellation activity could increase in 1998 if proposed legislation regarding cancellation of mortgage insurance is enacted. Persistency at March 31, 1998 is expected to decrease compared to December 31, 1997 as a result of favorable mortgage interest rates in January and February 1998.

   Net premiums written increased 17% to $690.2 million in 1997, from $588.9 million in 1996. Net premiums earned increased 15% to $708.7 million in 1997, from $617.0 million in 1996. The increases were primarily a result of the growth in insurance in force.

   Investment income for 1997 was $123.6 million, an increase of 17% over the $105.4 million in 1996. This increase was primarily the result of an increase in the amortized cost of average investment assets to $2.1 billion for 1997, from $1.8 billion for 1996, an increase of 19%. The increase was partially offset by a decrease in the portfolio's average pre-tax investment yield to 5.8% in 1997 from 5.9% in 1996. The portfolio's average after-tax investment yield was 5.0% for 1997 compared to 5.1% for 1996.

   Other revenue was $32.7 million in 1997, compared with $22.0 million in 1996. The increase is primarily the result of $7.1 million of equity earnings from Credit-Based Asset Servicing and Securitization LLC ("C-BASS"), the Company's joint venture with Enhance Financial Services Group Inc. and an increase in fee-based services for underwriting.

   Ceding commission for 1997 was $3.1 million, compared to $4.0 million in 1996, a decrease of 23%. The decrease was primarily attributable to reductions in premiums ceded under quota share reinsurance agreements.

   Net losses incurred increased 3% to $242.4 million in 1997, from $234.4 million in 1996. Such increase was primarily due to an increase in the primary insurance notice inventory from 25,034 at December 31, 1996 to 28,493 at December 31, 1997, resulting from higher delinquency levels on insurance written in 1994 through 1996, the continued higher level of loss activity in certain high- cost geographic regions, a higher level of defaults which resulted from a higher percentage of the Company's insurance in force reaching its peak claim paying years and an increase in the number of defaults with deeper coverages. Offsetting this increase were favorable developments in prior- years loss reserves resulting from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1996. At December 31, 1997, 57% of the insurance in force was written during the last three years, compared to 61% at December 31, 1996. The highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from the historical pattern of other loans. A substantial portion of the insurance written in 1992 and 1993 represented insurance on the refinance of mortgage loans originated in earlier years.

   Underwriting and other expenses increased 7% in 1997 to $157.2 million from $146.5 million in 1996. This increase in expenses was primarily due to an increase in expenses associated with the fee-based services for underwriting and an increase in premium tax due to higher premiums written.

   The consolidated insurance operations loss ratio was 34.2% for 1997 compared to 38.0% for 1996. The consolidated insurance operations expense and combined ratios were 18.4% and 52.6%, respectively, for 1997 compared to 21.6% and 59.6%, respectively, for 1996.

   The effective tax rate was 30.4% in 1997, compared with 29.3% in 1996. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 1997 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 1997.


   1996 Compared with 1995

   Net income for 1996 was $258.0 million, compared with $207.6 million in 1995, an increase of 24%. After giving effect for the Company's two-for-one stock split, net income per share for 1996 was $2.17, compared with $1.75 in 1995, an increase of 24%.

   The amount of new primary insurance written by MGIC during 1996 was $32.8 billion compared with $30.3 billion in 1995 ($6.1 billion, $7.0 billion, $9.0 billion and $8.2 billion during the first through fourth quarters, respectively). Refinancing activity accounted for 17% of new primary insurance written in 1996 compared to 11% in 1995 (7%, 6%, 13% and 17% of new primary insurance written for the first through fourth quarters, respectively).

   The $32.8 billion of new primary insurance written during 1996 was offset by the cancellation of $21.7 billion of insurance in force and resulted in a net increase of $11.1 billion in primary insurance in force, compared to new primary insurance written of $30.3 billion, cancellation of $14.4 billion, and a net increase of $15.9 billion in insurance in force during 1995. Direct primary insurance in force was $131.4 billion at December 31, 1996, compared to $120.3 billion at December 31, 1995.

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

   Principally as a result of changes in coverage requirements by the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association which were effective in the first quarter of 1995, new insurance written for mortgages with loan-to-value ("LTV") ratios in excess of 85% but not more than 90% and coverage of 25% was 39% of new insurance written in 1996 compared to 33% in 1995. New insurance written for mortgages with LTV ratios in excess of 90% but not more than 95% and coverage of 30% was 38% of new insurance written in 1996 compared to 34% in 1995.

   Net premiums written increased 23% to $588.9 million in 1996, from $480.3 million in 1995. Net premiums earned increased 22% to $617.0 million in 1996, from $506.5 million in 1995. The increases were primarily a result of the growth in insurance in force.

   Investment income for 1996 was $105.4 million, an increase of 20% over the $87.5 million in 1995. This increase was primarily the result of an increase in the amortized cost of average investment assets to $1.8 billion for 1996, from $1.5 billion for 1995, an increase of 22%. The increase was partially offset by a decrease in the portfolio's average pre-tax investment yield to 5.9% in 1996 from 6.0% in 1995. The portfolio's average after-tax investment yield was 5.1% for 1996 compared to 5.2% for 1995.

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

   Net losses incurred increased to $234.4 million in 1996, from $190.0 million in 1995, an increase of 23%. Such increase was primarily due to an increase in the notice inventory from 19,980 at December 31, 1995 to 25,034 at December 31, 1996 resulting from an increasing percentage of the Company's insurance in force reaching its peak claim paying years, concern with early loss developments on insurance written in late 1994 and the first half of 1995, the continued high level of loss activity in certain high-cost geographic regions and an increase in claim amounts on defaults with deeper coverages. The increase was partially offset by a redundancy in prior-year loss reserves resulting from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1995. At December 31, 1996, 42% of the insurance in force was written during the last two years, compared to 48% at December 31, 1995. The highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from the historical pattern of other loans. A substantial portion of the insurance written in 1992 and 1993 represented insurance on the refinance of mortgage loans originated in earlier years.

   Underwriting and other expenses increased 6% in 1996 to $146.5 million from $137.6 million in 1995. This increase in expenses was primarily due to an increase associated with the fee-based services for underwriting and an increase in premium tax due to higher premiums written.

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

   Financial Condition

   Consolidated total investments were $2.4 billion at December 31, 1997, compared with $2.0 billion at December 31, 1996, an increase of 19%. The increase includes an increase of $66.6 million in unrealized gains on securities marked to market. The Company generated consolidated cash flows from operating activities of $364.0 million during 1997, compared to $367.8 million generated during 1996. The decrease in operating cash flows during 1997 is due primarily to the receipt, in 1996, of $40 million in connection with the assumption by MGIC of reinsurance on mortgage insurance written by Wisconsin Mortgage Assurance Corporation and an increase in losses paid during 1997 offset by an increase in renewal
   premiums.   As of December 31, 1997, the Company had $114.7 million of short-term investments with maturities of 90 days or less, and 72% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 1997, based on book value, the Company's debt securities were approximately 98% invested in "A" rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 1997 the Company had $116.1 million of investments in equity securities compared to $4.0 million at December 31, 1996.

   At December 31, 1997, the Company had no derivative financial instruments in its investment portfolio. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 1997, the average duration of the Company's investment portfolio was 5.8 years. The effect of a 1% decrease in market interest rates would result in a 5.8% increase in the value of the Company's investment portfolio.

   Consolidated loss reserves increased 16% to $598.7 million at December 31, 1997 from $514.0 million at December 31, 1996, reflecting the higher level of defaults as described in the Results of Consolidated Operations (1997 Compared with 1996). Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.

   Consolidated unearned premiums decreased $21.0 million from $219.3 million at December 31, 1996, to $198.3 million at December 31, 1997, reflecting the high level of monthly premium policies written in 1997, for which there is no unearned premium. Reinsurance recoverable on unearned premiums decreased $2.5 million to $9.2 million at December 31, 1997 from $11.7 million at December 31, 1996, primarily reflecting the reduction in unearned premiums.

   Consolidated shareholders' equity increased to $1.5 billion at December 31, 1997, from $1.4 billion at December 31, 1996, an increase of 9%. This increase consisted of $323.8 million of net income during 1997, $13.1 million from the reissuance of treasury stock, and an increase in net unrealized gains on investments, net of tax, of $43.3 million, offset by the repurchase of $248.4 million of outstanding common shares and dividends declared of $11.0 million.

   Liquidity and Capital Resources

   The Company's consolidated sources of funds consist primarily of premiums written and investment income. Funds are applied primarily to the payment of claims and expenses. Approximately 70% of underwriting expenses are personnel-related costs, most of which are considered by the Company to be fixed costs over the short term. Approximately 7% of operating expenses relate to occupancy costs, which are fixed costs. Substantially all of the remaining operating expenses are considered by the Company to be variable in nature, with data processing costs and taxes, licenses and fees representing approximately 4% and 10%, respectively, of total operating expenses. The Company generated positive cash flows of approximately $364.0 million, $367.8 million and $286.5 million in 1997, 1996 and 1995, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities.

   In January 1997, the Company repaid mortgages payable of $35.4 million, which was secured by the home office and substantially all of the furniture and fixtures of the Company.

   During 1997, the Company repurchased 4,655,985 shares of its common stock at a cost of approximately $248 million. Funds to repurchase the shares were primarily provided by borrowings under a credit facility evidenced by notes payable. The credit facility provides for up to $250 million of availability which decreases by $25 million each year beginning June 20, 1998 through June 20, 2001. Any outstanding borrowings under the facility mature on June 20, 2002. The Company has the option, on notice to the lenders, to prepay any borrowings subject to certain provisions.

   MGIC has a 48% investment in C-BASS and during 1997, guaranteed one-half of a $20 million credit facility for C-BASS. The facility matured in February 1998 and was replaced by a $50 million credit facility, one-half of which was guaranteed by MGIC.

   MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 15.7:1 at December 31, 1997 compared to 18.1:1 at December 31, 1996. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the additional risk in force of $2.4 billion resulting from the $14.3 billion net addition to insurance in force during 1997.

   The Company's combined insurance risk-to-capital ratio was 16.4:1 at December 31, 1997, compared to 18.8:1 at December 31, 1996. The decrease was due to the same reasons as described above.

   Year 2000 Issue

   Almost all of the Company's computer systems, including all of the systems which are integral to its business, either have been originally developed to be Year 2000 compliant or have been reprogrammed. The Company plans to reprogram the remaining systems and to complete tests of all systems for
   Year 2000 compliance by the end of 1998.   All costs incurred through year
   end 1997 for systems for Year 2000 compliance have been expensed and were immaterial. The costs of the remaining reprogramming and testing are expected to be immaterial. Some of the Company's computer systems integral to its business interface with computer systems of third parties. Virtually all transactions with systems operated by third parties involve nationally recognized service bureaus, Fannie Mae, Freddie Mac or other companies that were among the top 50 mortgage servicers in 1997. The Company is assuming that these third parties will successfully address Year 2000 compliance for their own systems and is planning to work with many of these third parties in 1998 to coordinate testing of Year 2000 system interfaces. As a result, the Company does not anticipate Year 2000 compliance arising from interfaces with third-party systems will have a material impact on its operations.


                MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
                  CONSOLIDATED STATEMENT OF OPERATIONS
                Years Ended December 31, 1997, 1996 and 1995
                                                                 1997                    1996                         1995
                                                                    (In thousands of dollars, except per share data)
   Revenues:
       Premiums written:
          Direct                                       $       692,134           $        587,626          $        492,238
          Assumed                                               11,597                     16,912                     8,043
          Ceded (note 7)                                       (13,483)                   (15,611)                  (19,969)
                                                            ----------                  ---------               -----------
       Net premiums written                                    690,248                    588,927                   480,312
       Decrease in unearned premiums                            18,496                     28,116                    26,188
                                                            ----------                  ---------               -----------
       Net premiums earned (note 7)                            708,744                    617,043                   506,500

       Investment income, net of expenses (note 4)             123,602                    105,355                    87,543
       Realized investment gains, net (note 4)                   3,261                      1,220                     1,496
       Other revenue                                            32,665                     22,013                    22,347
                                                            ----------                  ---------               -----------
          Total revenues                                       868,272                    745,631                   617,886
                                                            ----------                  ---------               -----------

    Losses and expenses:

       Losses incurred, net (note 7)                           242,362                    234,350                   189,982
       Underwriting and other expenses                         157,194                    146,483                   137,559
       Interest expense                                          6,399                      3,793                     3,821
       Ceding commission (note 7)                               (3,056)                    (4,023)                   (4,885)
                                                            ----------                  ---------               -----------
          Total losses and expenses                            402,899                    380,603                   326,477
                                                            ----------                  ---------               -----------
    Income before tax                                          465,373                    365,028                   291,409
    Provision for income tax (note 9)                          141,623                    107,037                    83,844
                                                            ----------                  ---------               -----------
    Net income                                         $       323,750           $        257,991          $        207,565
                                                            ==========                  =========               ===========

    Earnings per share (note 10):
       Basic                                           $          2.78           $           2.19          $           1.77
                                                            ==========                  =========               ===========
       Diluted                                         $          2.75           $           2.17          $           1.75
                                                            ==========                  =========               ===========


    See accompanying notes to consolidated financial statements.



                    MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                          December 31, 1997 and 1996

                                                   1997            1996
            ASSETS                              (In thousands of dollars)

    Investment portfolio (note 4):
       Securities, available-for-sale, at
       market value:
           Fixed maturities                    $2,185,954      $1,892,081
           Equity securities                      116,053           4,039
           Short-term investments                 114,733         140,114
                                               ----------       ---------
               Total investment portfolio       2,416,740       2,036,234

    Cash                                            4,893           3,861
    Accrued investment income                      35,485          33,363
    Reinsurance recoverable on loss reserves
    (note 7)                                       26,415          29,827
    Reinsurance recoverable on unearned premiums
    (note 7)                                        9,239          11,745
    Home office and equipment, net                 33,784          35,050
    Deferred insurance policy acquisition
    costs                                          27,156          31,956
    Investment in unconsolidated
    subsidiary                                     29,400          14,950
    Other assets                                   34,575          25,329
                                               ----------       ---------
           Total assets                        $2,617,687      $2,222,315
                                               ==========       =========

            LIABILITIES AND SHAREHOLDERS'
            EQUITY

    Liabilities:
       Loss reserves (notes 6 and 7)            $ 598,683      $  514,042
       Unearned premiums (note 7)                 198,305         219,307
       Notes payable (note 5)                     237,500          35,424
       Income taxes payable (note 9)               27,717          23,111
       Other liabilities                           68,700          64,316
                                               ----------      ----------
           Total liabilities                    1,130,905         856,200
                                               ----------      ----------

    Contingencies  (note 12)

    Shareholders' equity (note 10):

       Common stock, $1 par value, shares
         authorized 150,000,000; shares
         issued 121,110,800; outstanding
         1997 - 113,791,593; 1996
         - 117,900,868                            121,111         121,111
       Paid-in surplus                            218,499         207,984
       Treasury stock (shares at cost
         1997 - 7,319,207
         1996 - 3,209,932)                       (252,942)         (7,073)
       Unrealized appreciation in investments,
         net of tax                                83,985          40,685
       Retained earnings (note 10)              1,316,129       1,003,408
                                               ----------       ---------
           Total shareholders' equity           1,486,782       1,366,115
                                               ----------       ---------
           Total liabilities and shareholders'
           equity                              $2,617,687      $2,222,315
                                               ==========       =========

    See accompanying notes to consolidated financial statements.


                 MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
                CONSOLIDATED  STATEMENT OF SHAREHOLDERS' EQUITY
                 Years Ended December 31, 1997, 1996 and 1995

                                                                                               Unrealized
                                                                                              appreciation
                                              Common         Paid-in            Treasury     (depreciation)     Retained
                                              stock          surplus             stock       in investments     earnings
                                                                        (In thousands of dollars)
    Balance, December 31, 1994            $  121,111       $ 193,789       $     (9,166)    $   (24,308)    $     556,648

    Net income                                    -               -                 -               -             207,565
    Unrealized investment gains, net              -               -                 -            79,045                 -
    Dividends declared                            -               -                 -               -              (9,371)
    Reissuance of treasury stock                  -            5,085                994              -                  -
                                          ----------      ----------        -----------      ----------        ----------
    Balance, December 31, 1995               121,111         198,874             (8,172)         54,737           754,842

    Net income                                    -               -                 -               -             257,991
    Unrealized investment losses, net             -               -                 -           (14,052)               -
    Dividends declared                            -               -                 -               -              (9,425)
    Reissuance of treasury stock                  -            9,110              1,099             -                  -
                                          ----------      ----------        -----------      ----------         ---------
    Balance, December 31, 1996               121,111         207,984             (7,073)         40,685         1,003,408

    Net income                                    -               -                 -               -             323,750
    Unrealized investment gains, net              -               -                 -            43,300                -

    Dividends declared                            -               -                 -               -             (11,029)
    Repurchase of outstanding
       common shares                              -               -            (248,426)            -                  -
    Reissuance of treasury stock                  -           10,515              2,557             -                  -
                                          ----------       ---------         ----------      ----------        ----------
    Balance, December 31, 1997            $  121,111       $ 218,499       $   (252,942)     $   83,985      $  1,316,129
                                          ==========       =========         ==========      ==========        ==========

    See accompanying notes to consolidated financial statements.



                         MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED STATEMENT OF CASH FLOWS
                         Years Ended December 31, 1997, 1996 and 1995
                                                                                 1997             1996                 1995
                                                                                        (In thousands of dollars)
   Cash flows from operating activities:
       Net income                                                           $   323,750       $   257,991       $      207,565
       Adjustment to reconcile net income to net cash
           provided by operating activities:
               Amortization of deferred insurance policy
                  acquisition costs                                              21,373            26,772               29,693
               Increase in deferred insurance policy
                  acquisition costs                                             (16,573)          (20,772)             (24,748)
               Depreciation and other amortization                                8,187             8,969                8,613
               Increase in accrued investment income                             (2,122)           (4,150)              (4,876)
               Decrease (increase) in reinsurance recoverable
                   on loss reserves                                               3,412             4,029                 (194)
               Decrease in reinsurance recoverable on
                   unearned premiums                                              2,506             3,740                3,791
               Increase in loss reserves                                         84,641           143,010               96,563
               Decrease in unearned premiums                                    (21,002)          (31,856)             (29,980)
               Increase in investment in unconsolidated
                   subsidiary                                                   (14,450)          (14,950)                 -

               Other                                                            (25,761)           (5,021)                 110
                                                                              ---------          --------             --------
    Net cash provided by operating activities                                   363,961           367,762              286,537
                                                                              ---------          --------             --------
    Cash flows from investing activities:
       Purchase of equity securities                                           (112,780)              -                    -
       Purchase of fixed maturities:
           Available-for-sale securities                                       (685,217)       (1,095,559)            (514,458)
           Held-to-maturity securities                                               -                 -               (34,521)
       Proceeds from sale of equity securities                                   10,443                -                    -
       Proceeds from sale or maturity of fixed maturities:
           Available-for-sale securities                                        443,551           781,099              166,442
           Held-to-maturity securities                                               -                 -                22,615
                                                                              ---------         ---------             --------
    Net cash used in investing activities                                      (344,003)         (314,460)            (359,922)
                                                                              ---------         ---------             --------

    Cash flows from financing activities:
       Dividends paid to shareholders                                           (11,029)           (9,425)              (9,371)
       Increase in notes payable                                                237,500                -                    -
       Principal repayments on long-term debt                                   (35,424)             (375)                (348)
       Reissuance of treasury stock                                              13,072            10,209                6,079
       Repurchase of common stock                                              (248,426)               -                    -
                                                                              ---------         ---------            ---------
    Net cash (used in) provided by financing activities                         (44,307)              409               (3,640)
                                                                              ---------         ---------            ---------
    Net (decrease) increase in cash and cash equivalents                        (24,349)           53,711              (77,025)
    Cash and cash equivalents at beginning of year                              143,975            90,264              167,289
                                                                              ---------         ---------            ---------
    Cash and cash equivalents at end of year                                $   119,626       $   143,975       $       90,264
                                                                              =========         =========            =========

    See accompanying notes to consolidated financial statements.


                  MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1997, 1996 and 1995


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

        At December 31, 1997, the Company's direct primary insurance in force (representing the current principal balance of all mortgage loans that are currently insured) and direct primary risk in force was approximately $138.5 billion and $32.2 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 1997 was approximately $.6 billion.

        The Company's largest shareholder, The Northwestern Mutual Life Insurance Company ("NML"), held approximately 18% of the common stock of the Company at December 31, 1997.

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

        Principles of consolidation

        The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 48% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS"), a joint venture with Enhance Financial Services Group Inc., is accounted for on the equity method and recorded on the balance sheet as investment in unconsolidated subsidiary. The Company's equity earnings from C-BASS are included in other revenue.

        Investments

        The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Fixed maturities which are classified as held- to-maturity are stated at amortized cost. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for- sale and must be recorded at market and the unrealized gains or losses recognized as an increase or decrease to shareholders' equity. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

        Home office and equipment

        Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

        Home office and equipment is shown net of accumulated depreciation of $40.9 million and $36.1 million at December 31, 1997 and 1996, respectively.

        Deferred insurance policy acquisition costs

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

        Income taxes

        The Company and its subsidiaries file a consolidated federal income tax return. A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes Tax and Loss Bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

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

        Deferred income taxes are provided under the liability method which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 9.)

        Benefit plans

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

        Reinsurance

        Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves". Ceded unearned premiums are reflected as "Reinsurance recoverable on unearned premiums". The Company remains contingently liable for all reinsurance ceded. (See note 7.)

        Earnings per share

        The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 10.)

                                         Years Ended December 31,
                                    1997           1996         1995
        Weighted-average shares-
          Basic EPS                116,332        117,787      117,084
        Common stock equivalents     1,592          1,259        1,483
                                  --------       --------      -------
        Weighted-average shares-
          Diluted EPS              117,924        119,046      118,567
                                  ========       ========      =======

        Earnings per share for 1996 and 1995 has been restated to reflect the provisions of SFAS 128. Previously reported EPS for 1996 and 1995, after adjustment for the stock split (see note 10), equaled diluted EPS under SFAS 128.

        Statement of cash flows

        For purposes of the consolidated statement of cash flows, the Company considers short-term investments to be cash equivalents, as short-term investments have original maturities of three months or less. Interest paid during 1997, 1996 and 1995 approximates interest expense.

        New accounting standard

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), which is effective for fiscal years beginning after December 15, 1997. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in financial statements. SFAS 130 will not impact the Company's financial position or results of operations.

        Reclassifications

        Certain reclassifications have been made in the accompanying financial statements to 1996 and 1995 amounts to allow for consistent financial reporting.

   3.   Related party transactions

        The Company contracts with Northwestern Mutual Investment Services, Inc., a subsidiary of NML, for investment portfolio management and accounting services. The Company incurred expense of $1.1 million, $.9 million and $.9 million for these services in 1997, 1996 and 1995, respectively.

    4.  Investments

        The following table summarizes the Company's investments at December 31, 1997 and 1996:
                                                                     Financial
                                      Amortized         Market       Statement
                                        Cost            Value          Value
                                           (In thousands of dollars)
    At December 31,  1997:
      Securities, available-
        for-sale:

    Fixed maturities                    $2,069,133   $2,185,954    $2,185,954
    Equity securities                      103,670      116,053       116,053
    Short-term investments                 114,733      114,733       114,733
                                         ---------    ---------     ---------
    Total investment portfolio          $2,287,536   $2,416,740    $2,416,740
                                         =========    =========     =========
    At December 31,  1996:
      Securities, available-
       for-sale:

    Fixed maturities                    $1,832,193   $1,892,081    $1,892,081
    Equity securities                        1,333        4,039         4,039
    Short-term investments                 140,114      140,114       140,114
                                         ---------    ---------     ---------
    Total investment portfolio          $1,973,640   $2,036,234    $2,036,234
                                         =========    =========     =========


        The amortized cost and market value of investments at December 31, 1997 are as follows:

                                              Gross        Gross
                               Amortized   Unrealized   Unrealized    Market
    December 31, 1997:            Cost        Gains       Losses       Value
                                        (In thousands of dollars)

    U.S. Treasury securities
     and obligations of U.S.
     government corporations
     and agencies                 $60,972      $3,573       $(2)     $64,543

    Obligations of states and
     political subdivisions     1,620,660     102,915      (555)  $1,723,020

    Corporate securities          487,711       9,984       (42)     497,653
    Mortgage-backed
     securities                       437          32          -         469

    Debt securities issued by
     foreign sovereign
     governments                   14,086         916          -      15,002
                                ---------     -------   --------   ---------
       Total debt securities    2,183,866     117,420      (599)   2,300,687

    Equity securities             103,670      14,582    (2,199)     116,053
                                ---------     -------   --------   ---------
       Total investment
         portfolio             $2,287,536    $132,002   ($2,798)  $2,416,740
                                =========     =======   ========   =========


        The amortized cost and market value of investments at December 31, 1996 are as follows:

                                              Gross        Gross
                                Amortized   Unrealized   Unrealized    Market
    December 31, 1996:             Cost        Gains       Losses       Value
                                         (In thousands of dollars)
    U.S. Treasury securities
     and obligations of U.S.
     government corporations
     and agencies                 $77,498      $1,483      ($345)     $78,636
    Obligations of states and
     political subdivisions     1,364,790      57,374     (1,437)  $1,420,727
    Corporate securities          515,482       3,659     (1,304)     517,837
    Mortgage-backed
     securities                       571          33          -          604
    Debt securities issued by
     foreign sovereign
     governments                   13,966         425          -       14,391
                                ---------    --------    --------   ---------
       Total debt securities    1,972,307      62,974     (3,086)   2,032,195

    Equity securities               1,333       2,706          -        4,039
                                ---------    --------    --------   ---------
       Total investment
         portfolio             $1,973,640     $65,680    ($3,086)  $2,036,234
                                =========    ========    ========   =========


        The amortized cost and market values of debt securities at December 31, 1997, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                Amortized       Market
                                                   Cost          Value
                                                (In thousands of dollars)

    Due in one year or less                       $120,796       $120,888
    Due after one year through five years          215,530        221,781
    Due after five years through ten years         948,392      1,005,462
    Due after ten years                            898,711        952,087
                                                 ---------      ---------
                                                 2,183,429      2,300,218
    Mortgage-backed securities                         437            469
                                                 ---------      ---------
    Total at December 31, 1997                  $2,183,866     $2,300,687
                                                 =========      =========

        Net investment income is comprised of the following:

                                     1997             1996             1995
                                          (In thousands of dollars)

    Fixed maturities                $117,448         $99,832          $79,328
    Equity securities                    485             240              240
    Short-term investments             6,813           6,223            8,498
    Other                                 65              82              409
                                    --------        --------         --------
    Investment income                124,811         106,377           88,475
    Investment expenses              (1,209)         (1,022)            (932)
                                    --------        --------         --------
    Net investment income           $123,602        $105,355          $87,543
                                    ========        ========         ========


        The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

                                       1997          1996          1995
                                           (In thousands of dollars)
    Net realized investment gains
     (losses), on sale of
     investments:
      Fixed maturities               $ 3,734       $ 1,252        $ 1,502
      Equity securities                 (472)          (30)             -
      Short-term investments              (1)           (2)            (6)
                                     -------       -------        -------
                                       3,261         1,220          1,496
                                     -------       -------        -------
    Change in net unrealized
     appreciation (depreciation):
      Fixed maturities                56,934       (22,064)       111,359
      Equity securities                9,677           233            191
      Short-term investments               -             -            898
                                     -------       -------        -------
                                      66,611       (21,831)       112,448
                                     -------       -------        -------
    Net realized investment gains
     (losses) and change in net
     unrealized appreciation
     (depreciation)                  $69,872      $(20,611)      $113,944
                                     =======       =======        =======


        At November 30, 1995, the Company transferred its entire held-to-maturity portfolio with a book value of $557.1 million to the available-for-sale portfolio. This transfer resulted in an increase to shareholders' equity of $30.3 million, net of tax.

        The gross realized gains and the gross realized losses on sales of available-for-sale securities were $5.7 million and $2.4 million, respectively in 1997 and $8.6 million and $7.4 million, respectively in 1996. There were no sales or transfers of held-to-maturity securities during 1997, 1996 or 1995 other than the transfer on November 30, 1995 of the entire held-to-maturity portfolio to available-for-sale.

   5.   Notes payable

        In January 1997, the Company repaid mortgages payable of $35.4 million, which were secured by the home office and substantially all of the furniture and fixtures of the Company.

        During 1997, the Company repurchased 4,655,985 shares of its outstanding common stock from a financial intermediary at a cost of approximately $248 million. Funds to repurchase the shares were primarily provided by borrowings under a credit facility evidenced by notes payable. The weighted average interest rate on the notes at December 31, 1997 was 6.01% per annum. The interest rate on borrowings under the facility is variable.

        The credit facility provides for up to $250 million of availability which decreases by $25 million each year beginning June 20, 1998 through June 20, 2001. Any outstanding borrowings under the facility mature on June 20, 2002. The Company has the option, on notice to the lenders, to prepay any borrowings subject to certain provisions.

        The outstanding balance of the note payable at December 31, 1997 approximates market value.

        Under the terms of the credit facility, the Company must maintain shareholders' equity of at least $900 million and MGIC must maintain a claims paying ability rating of AA- or better with Standard & Poor's Corporation ("S&P"). At December 31, 1997, the Company had shareholders' equity of $1,487 million and MGIC had a claims paying ability rating of AA+ from S&P.

        During 1997 MGIC guaranteed one half of a $20 million credit facility for C-BASS. The facility matures in February 1998.


    6.  Loss reserves

        Loss reserve activity was as follows:

                                         1997         1996         1995
                                             (In thousands of dollars)

    Reserve at beginning of year      $ 514,042    $ 371,032    $ 274,469
    Less reinsurance recoverable         29,827       33,856       33,662
                                        -------      -------      -------
    Net reserve at beginning of year    484,215      337,176      240,807
    Reserve transfer(1)                     537       35,657            -
                                        -------      -------      -------
    Adjusted reserve at beginning of
      year                              484,752      372,833      240,807

    Losses incurred:
      Losses and LAE incurred in
       respect of default notices
       received in:
         Current year                   360,623      312,630      226,439
         Prior years (2)               (118,261)     (78,280)     (36,457)
                                        -------      -------      -------
           Subtotal                     242,362      234,350      189,982
                                        -------      -------      -------
    Losses paid:
      Losses and LAE paid in respect
       of default notices received
       in:
         Current year                    15,257       16,872       14,115
         Prior years                    139,589      106,096       79,498
                                        -------      -------      -------
           Subtotal                     154,846      122,968       93,613
                                        -------      -------      -------

    Net reserve at end of year          572,268      484,215      337,176
    Plus reinsurance recoverables        26,415       29,827       33,856
                                        -------      -------      -------
    Reserve at end of year            $ 598,683    $ 514,042    $ 371,032
                                        =======      =======      =======


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

        Current year losses incurred increased from 1996 to 1997 primarily due to an increase in the primary insurance notice inventory from 25,034 at December 31, 1996 to 28,493 at December 31, 1997 resulting from higher delinquency levels on insurance written in 1994 through 1996, the continued high level of loss activity in certain high cost geographic regions and an increase in the number of claims on defaults with deeper coverages. Offsetting this increase were favorable developments in prior years loss reserves, with the net effect of total losses incurred increasing from $234.4 million in 1996 to $242.4 million in 1997.

        The favorable development of the reserves in 1997, 1996 and 1995 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1996, 1995 and 1994, respectively.

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

        In September 1996, the Company signed an agreement with Wisconsin Mortgage Assurance Corporation ("WMAC") and a WMAC reinsurer to assume all of the reinsurer's interest in WMAC mortgage insurance writings, which had been previously ceded to that reinsurer. WMAC wrote mortgage insurance on first mortgages collateralized by one-to-four-family residences until February 28, 1985. Under the agreement, the Company assumed reinsurance on approximately $4.2 billion of WMAC's insurance in force (representing approximately $1.1 billion of risk in force) committed to, or written, through February 28, 1985. As a result, the amount of WMAC's insurance in force ceded to the Company increased to approximately $6.2 billion (representing $1.6 billion of risk in force), with the portion of WMAC's insurance in force reinsured by the Company increasing from approximately 21 percent to approximately 65 percent. The Company received approximately $40 million as payment for its assumption of existing loss and unearned premium reserves related to the insurance in force being assumed from WMAC. In January 1997, the Company signed a similar agreement with WMAC and another WMAC reinsurer. As a result, the portion of WMAC's insurance in force reinsured by the Company increased slightly to approximately 66 percent at December 31, 1997.

        The effect of reinsurance on premiums earned and losses incurred is as follows:

                                     1997           1996           1995
    Premiums earned:                      (In thousands of dollars)

      Direct                       $ 712,069     $ 623,148      $ 522,069
      Assumed                         12,665        13,245          8,191
      Ceded                          (15,990)      (19,350)       (23,760)
                                    --------      --------       --------
      Net premiums earned          $ 708,744     $ 617,043      $ 506,500
                                    ========      ========       ========
    Losses Incurred:
      Direct                       $ 247,137     $ 226,702      $ 197,490
      Assumed                          3,683        17,073          7,108
      Ceded                           (8,458)       (9,425)       (14,616)
                                    --------      --------       --------
      Net losses incurred          $ 242,362     $ 234,350      $ 189,892
                                    ========      ========       ========

    8.  Benefit plans

        The components of the net periodic pension cost of the Company's defined benefit pension plan are as follows:

                                  1997        1996         1995
                                     (In thousands of dollars)

    Service cost              $   3,569   $   3,378    $   3,118
    Interest on projected
      benefit obligation          3,169       2,777        2,255
    Actual return on plan
      assets                     (8,865)     (5,235)      (7,532)
    Net amortization and
      deferral                    5,356       2,179        5,375
                                -------     -------      -------
    Net periodic pension cost $   3,229    $  3,099     $  3,216
                                =======     =======      =======

        The following lists the funded status of the pension plan as of December 31, 1997 and 1996:

                                              1997           1996
                                           (In thousands of dollars)
    Actuarial present value of benefit
      obligations:
      Vested                              $  39,470      $  31,654
      Non-vested                              2,032          1,266
                                            -------        -------
    Accumulated benefit obligation        $  41,502      $  32,920
                                            =======        =======
    Projected benefit obligation          $  51,190      $  42,845
    Net assets available for benefits        57,577         46,256
                                            -------        -------
    Projected benefit obligation less
      than plan assets                        6,387          3,411
    Unrecognized net asset                    4,664          1,583
                                            -------        -------
    Pension asset                          $  1,723       $  1,828
                                            =======        =======


        The discount rate used in determining the actuarial present value of the projected benefit obligation was 7 1/2% for 1997 and 1996. The discount rate used in determining the pension expense was 7 1/2% for 1997, 1996 and 1995. The expected long term rate of return on plan assets was 7 1/2% for 1997, 1996 and 1995, and the assumed rate of compensation increase was 6% for 1997, 1996 and 1995. Plan assets consist of fixed maturities and equity securities.

        The components of the net periodic postretirement benefit cost of the Company's non-pension postretirement benefit plans are as follows:


                                         1997        1996         1995
                                           (In thousands of dollars)

    Service cost                    $   1,379   $   1,208    $   1,220
    Interest on projected benefit
      obligation                        1,268       1,171        1,019
    Actual return on plan assets       (1,270)       (791)        (806)
    Net amortization and deferral       1,226         933        1,131
                                      -------     -------      -------
    Net periodic postretirement
      benefit cost                  $   2,603    $  2,521     $  2,564
                                      =======     =======      =======


        The Company's liability for the unfunded accumulated postretirement benefit obligation as of December 31, 1997 and 1996, is as follows:

                                                  1997          1996
                                               (In thousands of dollars)
    Actuarial present value of accumulated
     postretirement benefit obligation:
      Retirees                                 $   3,812      $   3,869
      Active employees eligible to retire          2,415          1,936
      Active employees ineligible to retire       13,137         12,010
                                                --------       --------
    Total accumulated postretirement benefit
      obligation                               $  19,364      $  17,815
    Fair value of assets                          (8,632)        (6,248)
    Unrecognized transition obligation            (7,949)        (8,479)
    Unrecognized net gain relating to plan and
      discount rate changes                        3,753          2,185
                                                --------       --------
    Accrued postretirement liability           $   6,536      $   5,273
                                                ========       ========


        The Company is amortizing the unrecognized transition obligation over 20 years. The discount rate used in determining the accumulated postretirement benefit obligation was 7 1/2% for 1997 and 1996. The expected long term rate of return on plan assets was 7 1/2% for 1997, 1996 and 1995. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 8.5% reduced over a period of 4 years to 6%. The effect of a 1% increase in the health care trend rate assumption would result in an increase of 21% in the accumulated postretirement benefit obligation from $19.4 million to approximately $23.4 million.

        The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $3.8 million, $3.6 million and $3.6 million in 1997, 1996 and 1995, respectively.

    9.  Income taxes

        The components of the net deferred tax liability as of December 31, 1997 and 1996 are as follows:

                                                1997           1996
                                              (In thousands of dollars)

    Unearned premium reserves               $  (18,337)     $ (19,571)
    Deferred policy acquisition costs            9,504         11,184
    Loss reserves                               (6,622)         1,559
    Unrealized appreciation in investments      45,221         21,908
    Other                                       (3,957)        (3,901)
                                              --------       --------
    Net deferred tax liability              $   25,809      $  11,179
                                              ========       ========

        At December 31, 1997, gross deferred tax assets and liabilities amounted to $56.8 million and $82.6 million, respectively. Management believes that all gross deferred tax assets at December 31, 1997 are fully realizable and no valuation reserve has been established.

        The following summarizes the components of the provision for income tax:

                                      1997          1996           1995
                                          (In thousands of dollars)
    Federal:
      Current                    $  147,983    $  116,160     $   87,617
      Deferred                       (7,833)      (10,325)        (5,117)
    State                             1,473         1,202          1,334
                                   --------      --------       --------
    Total provision              $  141,623     $ 107,037      $  83,844
                                   ========      ========       ========

        The Company purchased $133.8 million, $93.6 million and $72.0 million of non-interest bearing U.S. Government Tax and Loss Bonds as a payment of current taxes in 1997, 1996 and 1995, respectively. The Company paid $12.5 million, $10.3 million and $8.5 million in estimated federal income taxes in 1997, 1996 and 1995, respectively. The Company also paid in 1997 $4.8 million in federal income taxes relating to assessments for 1991 and 1992.

        The reconciliation of the provisions for income taxes computed at the federal tax rate of 35% to the reported provision for income taxes is as follows:

                                          1997        1996         1995
                                              (In thousands of dollars)
    Tax provision computed at federal
      tax rate                        $  162,881  $  127,760   $  101,993

    (Decrease) increase in tax
      provision resulting from:
        Tax exempt municipal bond
        interest                         (24,926)    (22,114)     (18,955)
        Other, net                         3,668       1,391          806
                                        --------    --------     --------
    Total income tax provision        $  141,623  $  107,037    $  83,844
                                        ========    ========     ========

        The Internal Revenue Service ("IRS") is presently examining the Company's income tax returns for 1993 and 1994. The Company has received proposed tax assessments and remitted payments relating to 1991 and 1992. Management believes that no material issues remain outstanding for any tax returns for years prior to those currently under examination.

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

   10.  Shareholders' equity and dividend restrictions

        The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 1998, MGIC can pay $33.3 million of dividends and the other insurance subsidiaries of the Company can pay $2.5 million of dividends without such regulatory approval.

        Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends. In 1997, 1996 and 1995, the Company paid dividends of $11.0 million, $9.4 million and $9.4 million, respectively or $.095 per share in 1997 and $.08 per share in 1996 and 1995. In 1998, the Company can pay dividends of $25.9 million from its own funds and funds available from the non-insurance subsidiaries.

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

        The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

         Year Ended         Net                          Contingency
        December 31,      Income          Equity           Reserve
                                  (In thousands of dollars)

          1997         $ 144,963       $ 394,274         $ 1,625,810
          1996            67,094         274,118           1,317,438
          1995            38,975         229,305           1,030,232


        The differences between the statutory net income and equity presented above for the insurance subsidiaries and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices.

        The Company has two stock option plans which permit certain officers and employees to purchase common stock at specified prices. A summary of activity in the stock option plans during 1995, 1996 and 1997 is as follows:

                                       Average           Shares
                                       Exercise         Subject
                                        Price          to Option

    Outstanding, December 31, 1994     $   8.50         3,739,200
    Granted                               18.08            66,666
    Exercised                              4.49          (450,780)
    Canceled                              15.31           (42,520)
                                         ------         ---------
    Outstanding, December 31, 1995         9.15         3,312,566
    Granted                               30.57            61,334
    Exercised                              4.80          (636,654)
    Canceled                              15.41          (132,620)
                                         ------         ---------
    Outstanding, December 31, 1996        10.40         2,604,626
    Granted                               37.04         1,592,000
    Exercised                              9.08          (532,332)
    Canceled                              31.19           (29,420)
                                         ------         ---------
    Outstanding, December 31, 1997     $  22.09         3,634,874
                                         ======         =========

        The exercise price of the options granted in 1996 and 1997 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 1997, 3,722,757 shares were available for future grant under the stock option plans.

        The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Had compensation cost for the Company's stock option plans been determined based on the fair value method described by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                   Year Ended December 31,
                               1997          1996           1995

    Net income             $ 320,416      $ 257,807      $ 207,483
    Earnings per share:
      Basic                  $  2.75        $  2.19        $  1.77
      Diluted                $  2.72        $  2.17        $  1.75

        The fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

                                      Year Ended December 31,
                                  1997          1996         1995

    Risk free interest rate       6.44%         6.73%        6.73%
    Expected life                 6.88 years    5.63 years   5.63 years
    Expected volatility           28.07%        28.60%       28.60%
    Expected dividend yield       0.16%         0.21%        0.21%


        The following is a summary of stock options outstanding at December 31, 1997:

                             Options Outstanding         Options Exercisable
                       -------------------------------   -------------------
                                  Remaining
                                   Average     Average               Average
        Exercise                    Life      Exercise              Exercise
       Price Range     Shares      (years)      Price      Shares     Price


    $2.50 - $3.45      842,200        2.8     $  3.28     842,200    $  3.28
    $9.63 - $20.88   1,163,540        5.8       15.10     686,854      14.68
    $26.69 - $36.44  1,589,134        9.0       36.22      11,022      30.30
    $60.25              40,000       10.0       60.25           -          -
                     ---------    -------    --------   ---------   --------
    Total            3,634,874        6.6     $ 22.09   1,540.076    $  8.56
                    ==========   ========    ========   =========  =========

        At December 31, 1996 and 1995, option shares of 1,683,700 and 1,674,744 were exercisable at an average exercise price of $7.12 and $5.21, respectively. The Company also granted an immaterial amount of equity instruments other than options during 1996 and 1997.

        On June 2, 1997 the Company effected a two-for-one stock split of the Company's common stock in the form of a 100% stock dividend. Per share and certain equity amounts set forth in the accompanying financial statements and notes have been adjusted to take into account the stock split.

   11.  Leases

        The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next five years. Generally, all rental payments are fixed.

        Total rental expense under operating leases was $5.3 million, $5.1 million and $4.5 million in 1997, 1996 and 1995, respectively.

        At December 31, 1997, minimum future operating lease payments are as follows (in thousands of dollars):

         1998                                        $  4,324
         1999                                           3,153
         2000                                           1,714
         2001                                             872
         2002                                             309
                                                    ---------
         Total                                       $ 10,372
                                                    =========

   12.  Contingencies

        The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate disposition of the pending litigation will not have a material adverse effect on the financial position of the Company.

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

                   REPORT OF INDEPENDENT ACCOUNTANTS


   To the Board of Directors & Shareholders of
   MGIC Investment Corporation

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



   PRICE WATERHOUSE LLP


   Milwaukee, Wisconsin
   January 7, 1998


   UNAUDITED QUARTERLY FINANCIAL DATA


   1997                                                          Quarter                               1997
                                           First        Second          Third           Fourth         Year
                                             (In thousands of dollars, except per share data)

   Net premiums written                  $155,606      $170,916       $184,003        $179,723       $690,248
   Net premiums earned                    170,292       173,479        180,542         184,431        708,744
   Investment income, net of expenses      29,508        30,372         31,548          32,174        123,602
   Losses incurred, net                    63,194        58,251         60,785          60,132        242,362
   Underwriting and other expenses         38,213        37,920         39,907          41,154        157,194
   Net income                              72,436        80,615         84,175          86,524        323,750
   Earnings per share (a), (b):
     Basic                                    .61           .68            .73             .76           2.78
     Diluted                                  .61           .67            .72             .75           2.75



   1996                                                            Quarter                               1996
                                            First        Second          Third          Fourth           Year
                                                 (In thousands of dollars, except per share data)
   Net premiums written                  $123,528      $141,584       $158,532        $165,283       $588,927
   Net premiums earned                    144,640       150,727        156,779         164,897        617,043
   Investment income, net of expenses      24,261        25,191         26,926          28,977        105,355
   Losses incurred, net                    56,837        56,889         60,247          60,377        234,350
   Underwriting and other expenses         35,704        37,626         36,401          36,752        146,483
   Net income                              58,460        62,650         65,785          71,096        257,991
   Earnings per share (a), (b):
     Basic                                    .50           .53            .56             .60           2.19
     Diluted                                  .49           .53            .55             .60           2.17

   (a)  Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

   (b)  Amounts have been restated to reflect the provisions of SFAS 128.


   MGIC STOCK

   MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 1997, 113,791,593 shares were outstanding. The following table sets forth for 1996 and 1997 by quarter the high and low sales prices of the Company's common stock on the New York Stock Exchange Composite Tape.

                                  1996                         1997
   Quarters                High           Low            High         Low

   1st                   $32.6250       $25.2500       $40.7500      $35.3750
   2nd                    30.7500        25.8125        50.2500       35.2500
   3rd                    34.7500        26.7500        59.7500       46.1250
   4th                    38.8750        33.0625        66.9375       55.6250

   In 1996 and 1997 the Company declared and paid the following cash dividends:

   Quarters                  1996                          1997

   1st                      $.020                         $.020
   2nd                       .020                          .025
   3rd                       .020                          .025
   4th                       .020                          .025
                         --------                       -------
                            $.080                         $.095
                         ========                       =======

   Dividend and stock price data have been restated to reflect the June 1997 two-for-one stock split.

   See Note 10 to the Consolidated Financial Statements for information relating to restrictions on the payment of cash dividends.

   As of February 27, 1998, the number of shareholders of record was 364. In addition, there were an estimated 37,000 beneficial owners of shares held by brokers and fiduciaries.