Form 10-K, Exhibit 13
period 1998-12-31
MGIC INVESTMENT CORP
filed 1999-03-31
CIK 876437

EXHIBIT 13

               MGIC INVESTMENT CORPORATION & SUBSIDIARIES - YEARS ENDED DECEMBER 31, 1998, 1997, 1996, 1995 AND 1994
                                             FIVE-YEAR SUMMARY OF FINANCIAL INFORMATION

                                                   1998             1997            1996            1995            1994
                                               --------------   -------------   -------------   --------------  --------------
                                                              (In thousands of dollars, except per share data)
Summary of Operations
Revenues:
   Net premiums written......................  $     749,161    $    690,248    $    588,927    $    480,312    $    410,296
                                               ==============   =============   =============   ==============  ==============

   Net premiums earned.......................        763,284         708,744         617,043         506,500         403,990
   Investment income, net....................        143,019         123,602         105,355          87,543          75,233
   Realized investment gains, net............         18,288           3,261           1,220           1,496             336
   Other revenue.............................         47,075          32,665          22,013          22,347          22,667
                                               --------------   -------------   -------------   --------------  --------------
     Total revenues..........................        971,666         868,272         745,631         617,886         502,226
                                               --------------   -------------   -------------   --------------  --------------

Losses and expenses:
   Losses incurred, net......................        211,354         242,362         234,350         189,982         153,081
   Underwriting and other expenses...........        190,031         157,194         146,483         137,559         136,027
   Interest expense..........................         18,624           6,399           3,793           3,821           3,856
   Ceding commission.........................         (2,928)         (3,056)         (4,023)         (4,885)         (7,821)
                                               --------------   -------------   -------------   --------------  --------------
     Total losses and expenses...............        417,081         402,899         380,603         326,477         285,143
                                               --------------   -------------   -------------   --------------  --------------

Income before tax............................        554,585         465,373         365,028         291,409         217,083
Provision for income tax.....................        169,120         141,623         107,037          83,844          57,565
                                               --------------   -------------   -------------   --------------  --------------
Net income...................................  $     385,465    $    323,750    $    257,991    $    207,565    $    159,518
                                               ==============   =============   =============   ==============  ==============

Weighted average common shares
   outstanding (in thousands) (1)............        113,582         117,924         119,046         118,567         117,955
                                               ==============   =============   =============   ==============  ==============

Diluted earnings per share (1)...............  $        3.39    $       2.75    $       2.17    $       1.75    $       1.35
                                               ==============   =============   =============   ==============  ==============

Dividends per share (1)......................  $         .10    $       .095    $        .08    $        .08    $        .08
                                               ==============   =============   =============   ==============  ==============

Balance sheet data
   Total investments.........................  $   2,779,706    $  2,416,740    $  2,036,234    $  1,687,221    $  1,292,960
   Total assets..............................      3,050,541       2,617,687       2,222,315       1,874,719       1,476,266
   Loss reserves.............................        681,274         598,683         514,042         371,032         274,469
   Long-term notes payable...................        442,000         237,500               -          35,799          36,147
   Shareholders' equity......................      1,640,591       1,486,782       1,366,115       1,121,392         838,074
   Book value per share......................          15.05           13.07           11.59            9.56            7.18


(1)      In May 1997, the Company declared a two-for-one  stock split of the common stock in the form of a 100% stock dividend.  The additional  shares were issued on June 2, 1997.  Prior year  shares,  dividends  per share and earnings per share have been restated to reflect the split.

-----------------------------------------------------------------------------------------------------------------------------------

A brief description of the Company's business is contained in Note 1 to the Consolidated  Financial Statements of the Company,  page eighteen.


                                       Two


               MGIC INVESTMENT CORPORATION & SUBSIDIARIES - YEARS ENDED DECEMBER 31, 1998, 1997, 1996, 1995 AND 1994
                                             FIVE-YEAR SUMMARY OF FINANCIAL INFORMATION


                                                   1998*            1997            1996            1995            1994
                                               --------------   -------------   -------------   --------------  --------------
New primary insurance written ($ millions)...  $      43,697    $     32,250    $     32,756    $     30,277    $     34,419
New primary risk written ($ millions)........         10,850           8,305           8,305           7,599           7,042
New pool risk written ($ millions)...........            618             394               2               1              27

Insurance in force (at year-end) ($ millions)
   Direct primary insurance..................        137,990         138,497         131,397         120,341         104,416
   Direct primary risk.......................         32,891          32,175          29,308          25,502          20,756
   Direct pool risk..........................          1,133             590             232             254             295

Primary loans in default ratios
   Policies in force.........................      1,320,994       1,342,976       1,299,038       1,219,304       1,080,882
   Loans in default..........................         29,253          28,493          25,034          19,980          15,439
   Percentage of loans in default............          2.21%           2.12%           1.93%           1.64%           1.43%

Insurance operating ratios (GAAP)
   Loss ratio................................          27.7%           34.2%           38.0%           37.5%           37.9%
   Expense ratio.............................          19.6%           18.4%           21.6%           24.6%           28.1%
                                               --------------   -------------   -------------   --------------  --------------
   Combined ratio............................          47.3%           52.6%           59.6%           62.1%           66.0%
                                               ==============   =============   =============   ==============  ==============

Risk-to-capital ratios (statutory)
   Combined insurance subsidiaries...........         13.6:1          16.4:1          18.8:1          19.9:1          20.6:1
   MGIC......................................         12.9:1          15.7:1          18.1:1          19.1:1          19.6:1






*        The above  information for 1998 and the 1998 information  under "Financial  Highlights"  excludes the activity of Wisconsin
         Mortgage Assurance  Corporation  ("WMAC") acquired on December 31, 1998. For further description of WMAC, see Note 1 to the
         Consolidated Financial Statements of the Company, page eighteen.



                                                               Three

                      Management's Discussion and Analysis

Results of Consolidated Operations
1998 Compared with 1997

Net income for 1998 was $385.5 million, compared with $323.8 million in 1997, an increase of 19%. Diluted earnings per share for 1998 was $3.39, compared with $2.75 in 1997, an increase of 23%. The percentage increase in diluted earnings per share was favorably affected by the lower adjusted shares outstanding in 1998 as a result of common stock repurchased by the Company in the second half of 1997 and during 1998.

The amount of new primary insurance written by Mortgage Guaranty Insurance Corporation ("MGIC") during 1998 was $43.7 billion, compared with $32.2 billion in 1997. Reflecting the favorable mortgage interest rate environment that prevailed throughout 1998, refinancing activity accounted for 31% of new primary insurance written in 1998, compared to 15% in 1997.

The $43.7 billion of new primary insurance written during 1998 was offset by the cancellation of $44.2 billion of insurance in force, and resulted in a net decrease of $0.5 billion in primary insurance in force, compared to new primary insurance written of $32.2 billion, cancellation of $25.1 billion, and a net increase of $7.1 billion in insurance in force during 1997. Direct primary insurance in force was $138.0 billion at December 31, 1998, compared to $138.5 billion at December 31, 1997. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 1998 and 1997, which was virtually all agency pool insurance, was $618.1 million and $394.4 million, respectively.

The Company's direct pool risk in force at December 31, 1998 was $1.1 billion compared to $590.3 million at December 31, 1997 and is expected to increase in 1999 as a result of outstanding commitments to write additional agency pool insurance.

Cancellation activity has historically been affected by the level of mortgage interest rates and increased during 1998 due to favorable mortgage interest rates which resulted in a decrease in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 68.1% at December 31, 1998, from 80.9% at December 31, 1997. Future cancellation activity could also be affected as a result of legislation that will go into effect in July 1999 regarding cancellation of mortgage insurance.

Net premiums written increased 9% to $749.2 million in 1998, from $690.2 million in 1997. Net premiums earned increased 8% to $763.3 million in 1998, from $708.7 million in 1997. The increases were primarily a result of a higher percentage of renewal premiums on mortgage loans with deeper coverages.

Effective March 1, 1999, Fannie Mae changed its mortgage insurance requirements for certain fixed-rate mortgages approved by Fannie Mae's automated underwriting service. The changes permit lower coverage percentages on these loans than the deeper coverage percentages that went into effect in 1995. In March 1999, Freddie Mac announced that it was implementing similar changes. MGIC's premium rates vary with the depth of coverage. While lower coverage percentages result in lower premium revenue, lower coverage percentages should also result in lower incurred losses at the same level of claim


                                      Four
incidence. MGIC's premium revenues could also be affected to the extent Fannie Mae and Freddie Mac are compensated for assuming default risk that would otherwise be insured by the private mortgage insurance industry. These Government Sponsored Enterprises (GSEs) introduced programs in 1998 and 1999 under which a delivery fee could be paid to them, with mortgage insurance coverage reduced below the coverage that would be required in the absence of the delivery fee.

Approximately 16% of MGIC's new insurance written in 1998 was subject to captive mortgage reinsurance and similar arrangements. The percentage of new insurance written subject to captive mortgage reinsurance arrangements is expected to increase in 1999 as new transactions are consummated. In a February 1999 circular letter, the New York Department of Insurance said it was in the process of developing guidelines that would articulate the parameters under which captive mortgage reinsurance is permissible under New York insurance law.

Investment income for 1998 was $143.0 million, an increase of 16% over the $123.6 million in 1997. This increase was primarily the result of an increase in the amortized cost of average investment assets to $2.5 billion for 1998, from $2.1 billion for 1997, an increase of 16%. The increase was partially offset by a decrease in the portfolio's average pre-tax investment yield to 5.6% in 1998 from 5.8% in 1997. The portfolio's average after-tax investment yield was 4.9% for 1998 compared to 5.0% for 1997. The Company realized gains of $18.3 million during 1998 compared to $3.3 million in 1997. The increase is primarily the result of the sale of equity securities in 1998.

Other revenue was $47.1 million in 1998, compared with $32.7 million in 1997. The increase is primarily the result of an increase in contract underwriting revenue of $11.8 million and an increase of $5.3 million in equity earnings from Credit-Based Asset Servicing and Securitization LLC and Litton Loan Servicing LP (collectively, "C-BASS"), a joint venture with Enhance Financial Services Group Inc., offset by a $2.7 million reduction in fee-based services under government contracts. In accordance with generally accepted accounting principles, C-BASS is required to mark to market its mortgage-related assets which, including open trades, were $550 million at December 31, 1998 and are expected to increase in the future. Market valuation adjustments could impact the Company's share of C-BASS's results of operations.

Net losses incurred decreased 13% to $211.4 million in 1998, from $242.4 million in 1997. Such decrease was primarily attributable to an increase in the redundancy in prior year loss reserves, generally favorable economic conditions throughout the country and only a moderate increase in the primary notice inventory from 28,493 at December 31, 1997 to 29,253 at December 31, 1998. The redundancy results from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1997. The pool notice inventory increased from 2,098 at December 31, 1997 to 6,524 at December 31, 1998, attributable to defaults on new agency pool insurance written during 1997 and 1998. At December 31, 1998, 60% of the primary insurance in force was written during the last three years, compared to 57% at December 31, 1997. The highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern


                                      Five
of claims frequency for refinance loans may be different from the historical pattern of other loans.

Underwriting and other expenses increased 21% in 1998 to $190.0 million from $157.2 million in 1997. This increase was primarily due to increases associated with contract and field office underwriting expenses and an increase in premium tax due to higher premiums written.

Interest expense in 1998 increased to $18.6 million from $6.4 million in 1997 due to higher outstanding notes payable, the proceeds of which were used to repurchase common stock.

The Company entered into financial derivative transactions in 1998, consisting of interest rate swaps and put-swaptions to reduce and manage interest rate risk on its notes payable. In 1998, earnings on an interest rate swap and premium income on three put-swaptions aggregating approximately $0.5 million for all such transactions were netted against interest expense.

The consolidated insurance operations loss ratio was 27.7% for 1998 compared to 34.2% for 1997. The consolidated insurance operations expense and combined ratios were 19.6% and 47.3%, respectively, for 1998 compared to 18.4% and 52.6%, respectively, for 1997.

The effective tax rate was 30.5% in 1998, compared with 30.4% in 1997. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 1998 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 1998.


1997 Compared with 1996

Net income for 1997 was $323.8 million, compared with $258.0 million in 1996, an increase of 25%. After giving effect to the Company's two-for-one stock split, effective June 2, 1997, diluted earnings per share for 1997 was $2.75, compared with $2.17 in 1996, an increase of 27%.

The amount of new primary insurance written by MGIC during 1997 was $32.2 billion compared with $32.8 billion in 1996. Refinancing activity accounted for 15% of new primary insurance written in 1997 compared to 17% in 1996.

The $32.2 billion of new primary insurance written during 1997 was offset by the cancellation of $25.1 billion of insurance in force and resulted in a net increase of $7.1 billion in primary insurance in force, compared to new primary insurance written of $32.8 billion, cancellation of $21.7 billion, and a net increase of $11.1 billion in insurance in force during 1996. Direct primary insurance in force was $138.5 billion at December 31, 1997, compared to $131.4 billion at December 31, 1996. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 1997, which was virtually all agency pool insurance, and 1996 was $394.4 million and $1.5 million, respectively. The Company's direct pool risk in force at December 31, 1997 was $590.3 million compared to $232.3 million at December 31, 1996.

Cancellation activity increased during 1997 due to favorable mortgage interest rates which resulted in a decrease in the MGIC persistency rate to 80.9% at December 31, 1997, from 82.0% at December 31, 1996.

                                      Six

Net premiums written increased 17% to $690.2 million in 1997, from $588.9 million in 1996. Net premiums earned increased 15% to $708.7 million in 1997, from $617.0 million in 1996. The increases were primarily a result of a higher percentage of renewal premiums on mortgage loans with deeper coverages and the growth in insurance in force.

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

Other revenue was $32.7 million in 1997, compared with $22.0 million in 1996. The increase is primarily the result of $7.1 million of equity earnings from C-BASS and an increase in contract underwriting revenue.

Ceding commission for 1997 was $3.1 million, compared to $4.0 million in 1996, a decrease of 23%. The decrease was primarily attributable to reductions in premiums ceded under quota share reinsurance agreements.

Net losses incurred increased 3% to $242.4 million in 1997, from $234.4 million in 1996. Such increase was primarily due to an increase in the primary insurance notice inventory from 25,034 at December 31, 1996 to 28,493 at December 31, 1997, resulting from higher delinquency levels on insurance written in 1994 through 1996, the continued higher level of loss activity in certain high-cost geographic regions, a higher level of defaults which resulted from a higher percentage of the Company's insurance in force reaching its peak claim paying years and an increase in the number of defaults with deeper coverages. Offsetting this increase were favorable developments in prior-year loss reserves resulting from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1996. At December 31, 1997, 57% of the primary insurance in force was written during the last three years, compared to 61% at December 31, 1996. The highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from the historical pattern of other loans. A substantial portion of the insurance written in 1992 and 1993 represented insurance on the refinance of mortgage loans originated in earlier years.

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

The effective tax rate was 30.4% in 1997, compared with 29.3% in 1996. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 1997 resulted from a lower percentage of total


                                      Seven
income before tax being generated from tax-preferenced investments in 1997.

Financial Condition

Consolidated total investments were $2.8 billion at December 31, 1998, compared with $2.4 billion at December 31, 1997, an increase of 15%. The increase includes an increase of $16.3 million in unrealized gains on securities marked to market. The Company generated consolidated cash flows from operating activities of $420.9 million during 1998, compared to $371.9 million generated during 1997. The increase in operating cash flows during 1998 is due primarily to an increase in renewal premiums and investment income offset by an increase in underwriting expenses. As of December 31, 1998, the Company had $172.2 million of short-term investments with maturities of 90 days or less, and 76% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 1998, based on book value, the Company's fixed income securities were approximately 99% invested in "A" rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 1998 the Company had $4.6 million of investments in equity securities compared to $116.1 million at December 31, 1997.

At December 31, 1998, the Company had no derivative financial instruments in its investment portfolio. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 1998, the average duration of the Company's investment portfolio was 5.8 years. The effect of a 1% increase/ decrease in market interest rates would result in a 5.8% decrease/increase in the value of the Company's fixed income portfolio.

The Company's investments in joint ventures increased $45.9 million from $29.4 million at December 31, 1997 to $75.3 million at December 31, 1998 as a result of additional investments of $33.5 million and equity earnings of $12.4 million.

Consolidated loss reserves increased 14% to $681.3 million at December 31, 1998 from $598.7 million at December 31, 1997, reflecting an increase in the number of both primary and pool loans in default. The Company's loss reserves at December 31, 1998 reflect credit quality concerns on defaults from insurance written in 1994 through 1996, an increase in the number of defaults with deeper coverages and the growth in pool insurance. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reinsurance recoverable on loss reserves increased to $45.5 million at December 31, 1998 from $26.4 million at December 31, 1997 as a result of third-party reinsurance on the insurance in force written by Wisconsin Mortgage Assurance Corporation, which was acquired by the Company on December 31, 1998.

Consolidated unearned premiums decreased $14.6 million from $198.3 million at December 31, 1997, to $183.7 million at December 31, 1998, reflecting the high level of monthly premium policies written in 1998, for which there is no unearned premium.

Consolidated shareholders' equity increased to $1.6 billion at December 31, 1998, from $1.5 billion at December 31, 1997, an increase of 10%. This increase consisted of $385.5 million of


                                      Eight
net income during 1998, $15.8 million from the reissuance of treasury stock, and an increase in net unrealized gains on investments, net of tax, of $10.6 million, offset by the repurchase of $246.8 million of outstanding common shares and dividends declared of $11.2 million.

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. Funds are applied primarily to the payment of claims and expenses. Approximately 74% of underwriting expenses are personnel-related costs, most of which are considered by the Company to be fixed costs over the short term. Approximately 6% of operating expenses relate to occupancy costs, which are fixed costs. Substantially all of the remaining operating expenses are considered by the Company to be variable in nature, with data processing costs and taxes, licenses and fees representing approximately 3% and 9%, respectively, of total operating expenses. The Company generated positive cash flows of approximately $420.9 million, $371.9 million and $386.1 million in 1998, 1997 and 1996, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities.

During 1997 and 1998, the Company repurchased approximately 4.7 million and 5.3 million shares, respectively, of its outstanding common stock at a cost of approximately $248 and $247 million, respectively. Funds to repurchase the shares were primarily provided by borrowings under credit facilities evidenced by notes payable.

The 1997 and 1998 credit facilities provide up to $225 million and $250 million, respectively, of availability at December 31, 1998. The 1997 credit facility will decrease by $25 million each year through June 20, 2001. Any outstanding borrowings under this facility mature on June 20, 2002. The 1998 credit facility decreases by $25 million each year beginning June 9, 1999 through June 9, 2002. Any outstanding borrowings under this facility mature on June 9, 2003. The Company has the option, on notice to lenders, to prepay any borrowings under the facilities subject to certain provisions.

In January 1997, the Company repaid mortgages payable of $35.4 million, which were secured by the home office and substantially all of the furniture and fixtures of the Company.

The Company has a 48% investment in C-BASS and is guaranteeing one-half of a $50 million credit facility as part of C-BASS's funding arrangements. The facility matures in July 1999.

MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 12.9:1 at December 31, 1998 compared to 15.7:1 at December 31, 1997. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the net additional risk in force of $349.2 million, net of reinsurance, during 1998.

The Company's combined insurance risk-to-capital ratio was 13.6:1 at December 31, 1998, compared to 16.4:1 at December 31, 1997. The decrease was due to the same reasons as described above.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result,


                                      Nine
the amount of capital required under statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its competitive position, business outlook, management, corporate strategy, and historical and projected operating performance.

For certain material risks of the Company's business, see "Risk Factors" below.

Risk Factors

The Company and its business may be materially affected by the factors discussed below. These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that the Company may make.

Reductions in the volume of low down payment home mortgage originations may adversely affect the amount of private mortgage insurance (PMI) written by the PMI industry. The factors that affect the volume of low down payment mortgage originations include:

o    the level of home mortgage interest rates,

o the health of the domestic economy as well as conditions in regional and local economies,

o    housing affordability,

o    population trends, including the rate of household formation,

o the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require PMI, and

o    government housing policy encouraging loans to first-time homebuyers.

By selecting alternatives to PMI, lenders and investors may adversely affect the amount of PMI written by the PMI industry. These alternatives include:

o government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration,

o    holding mortgages in portfolio and self-insuring,

o use of credit enhancements by investors, including Fannie Mae and Freddie Mac, other than PMI or using other credit enhancements in conjunction with reduced levels of PMI coverage, and

o mortgage originations structured to avoid PMI, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio (referred to as an 80-10-10 loan) rather than a first mortgage with a 90% loan-to-value ratio.

Fannie Mae and Freddie Mac have a material impact on the PMI industry. Because Fannie Mae and Freddie Mac are the largest purchasers of low down payment conventional mortgages, the business practices of these GSEs have a direct effect on private mortgage insurers. These practices affect the entire relationship between the GSEs and mortgage insurers and include:


                                      Ten

o the level of PMI coverage, subject to the limitations of the GSE's charters when PMI is used as the required credit enhancement on low down payment mortgages,

o whether the mortgage lender or the GSE chooses the mortgage insurer providing coverage,

o the underwriting standards that determine what loans are eligible for purchase by the GSEs, which thereby affect the quality of the risk insured by the mortgage insurer, as well as the availability of mortgage loans,

o the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

o    the  circumstances  in which  mortgage  servicers  must perform  activities
     intended  to  avoid  or  mitigate  loss  on  insured   mortgages  that  are
     delinquent.

The Company expects the level of competition within the PMI industry to remain intense. Competition for PMI premiums occurs not only among private mortgage insurers but increasingly with mortgage lenders through captive mortgage reinsurance transactions in which a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated by the lender. The level of competition within the PMI industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business at the same time as consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Changes in interest rates, house prices and cancellation policies may materially affect persistency. In each year, most of MGIC's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force is an important determinant of revenues. The factors affecting persistency of the insurance in force include:

o the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

o mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

The strong economic climate that has existed throughout the United States for some time has favorably impacted losses and encouraged competition to assume default risk. Losses result from events that adversely affect a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A significant deterioration in economic conditions would adversely affect MGIC's losses. The low level of losses that has recently prevailed in the private mortgage insurance industry has encouraged competition to assume default risk through captive reinsurance arrangements, self-insurance, 80-10-10 loans and other means.


                                      Eleven

Litigation against mortgage lenders and settlement service providers has been increasing. In recent years, consumers have brought a growing number of lawsuits against home mortgage lenders and settlement service providers seeking monetary damages. The Real Estate Settlement Procedures Act gives home mortgage borrowers the right to bring lawsuits seeking damages of three times the amount of the charge paid for a settlement service involved in a violation of this law. Under rules adopted by the United States Department of Housing and Urban Development, "settlement services" are services provided in connection with settlement of a mortgage loan, including services involving mortgage insurance.

The pace of change in the home mortgage lending and mortgage insurance industries will likely accelerate. The Company expects the processes involved in home mortgage lending will continue to evolve through greater use of technology. This evolution could effect fundamental changes in the way home mortgages are distributed. Lenders who are regulated depositary institutions could gain expanded insurance powers if financial modernization proposals become law. The capital markets are beginning to emerge as providers of insurance in competition with traditional insurance companies. These trends and others increase the level of uncertainty attendant to the PMI business, demand rapid response to change and place a premium on innovation.

Year 2000 Compliance

Almost all of the Company's information technology systems ("IT Systems"), including all of its "business critical" IT Systems, either have been originally developed to be Year 2000 compliant or have been reprogrammed. The Company plans to reprogram the remaining IT Systems (the "Remaining Systems") and to complete internal testing of all IT Systems for Year 2000 compliance by the end of the second quarter of 1999. In general, the Remaining Systems have either been developed and maintained by the Company's Information Technology Department or use off-the-shelf software from national software vendors such as Microsoft and IBM who have publicly announced that their software is Year 2000 compliant. All of the IT Systems developed and maintained by the Information Technology Department have already been internally tested for Year 2000 compliance and all IT Systems using off-the-shelf software have been assessed. If the Company is unable to complete any required reprogramming of the Remaining Systems on a timely basis, the efficiency of certain of the Company's business processes will likely decline but this consequence is not expected to be material to the Company.

Some of the Company's "business critical" IT Systems interface with computer systems of third parties. The Company, Fannie Mae, Freddie Mac and many of these third parties are participating in the Mortgage Bankers Association Year 2000 Inter-Industry Work Group (the "MBA Work Group"). The MBA Work Group has scheduled compliance testing among participants for the first and second quarters of 1999 and is continuing efforts to attract additional participants for compliance testing. The Company and one national service bureau have already conducted certain successful Year 2000 compliance testing and it is possible the Company will conduct additional Year 2000 compliance testing with individual companies in advance of the MBA Work Group testing. However, the Company understands it is the position of a number of larger companies in the MBA Work Group not to engage in any testing with third parties in advance of the testing sponsored by the MBA Work Group. Not all companies with which the Company's IT Systems interface will be participating in the MBA Work Group testing.


                                      Twelve

The Company is contacting the larger companies not participating in the MBA Work Group testing to determine interest in one-on-one testing.

All costs incurred through December 1998 for IT Systems for Year 2000 compliance have been expensed and were immaterial. The costs of the remaining reprogramming and testing are expected to be immaterial.

Telecommunications services and electricity are essential to the Company's ability to conduct business. The Company's long-distance voice and data telecommunications suppliers and the local telephone company serving the Company's owned headquarters and warehouse facilities have written to the Company to the effect that their respective systems will be Year 2000 compliant. The electric company serving these facilities has given the Company oral assurance that it will also be Year 2000 compliant. In addition, the Company is planning to acquire back-up power for its headquarters. The Company has received written assurance regarding Year 2000 compliance from landlords of the Company's underwriting service centers and local telephone companies.

The Company has long practiced contingency planning to address business disruption risks and has procedures for planning and executing contingency measures to provide for business continuity in the event of any circumstance that results in disruption to the Company's headquarters, warehouse facilities and leased workplace environments, including lack of utility services, transportation disruptions, and service provider failures. The Company is developing additional plans for the "special case" of business disruption due to Year 2000 compliance issues. These plans, which are scheduled to be ready by the end of the first quarter of 1999, will address continuity measures in five areas: physical building environment, including conducting operations at off-site facilities; business operations units, as discussed below; external factors over which the Company does not have control but can implement measures to minimize adverse impact on the Company's business; application system restoration priorities for the Company's computer systems; and contingencies specifically targeted towards monitoring Company facilities and systems at year-end 1999.

The business unit recovery plans address resumption of business in the worst case scenario of a total loss to a Company facility, including the inability to utilize computerized systems.

In view of the timing and scope of the MBA Work Group and other testing, the Company's contingency planning does not currently include developing special procedures with individual third parties if they are not themselves Year 2000 compliant. If the Company is unable to do business with such third parties electronically, it would seek to do business with them on a paper basis. Without knowing the identity of non-compliant third parties and the amount of transactions occurring between the Company and them, the Company cannot evaluate the effects on its business if it were necessary to substitute paper business processes for electronic business processes with such third parties. Among other effects, Year 2000 non-compliance by such third parties could delay receipt of renewal premiums by the Company or the reporting to the Company of mortgage loan delinquencies and could also affect the amount of the Company's new insurance written.


                                      Thirteen


                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                Consolidated Statement of Operations

                                                                     1998                1997               1996
                                                                 --------------     ---------------    ---------------
REVENUES:                                                          (In thousands of dollars, except per share data)
   Premiums written:
     Direct....................................................  $     755,620      $     692,134      $     587,626
     Assumed...................................................          8,352             11,597             16,912
     Ceded (note 7)............................................        (14,811)           (13,483)           (15,611)
                                                                 --------------     ---------------    ---------------

   Net premiums written........................................        749,161            690,248            588,927
   Decrease in unearned premiums...............................         14,123             18,496             28,116
                                                                 --------------     ---------------    ---------------

   Net premiums earned (note 7)................................        763,284            708,744            617,043

   Investment income, net of expenses (note 4).................        143,019            123,602            105,355
   Realized investment gains, net (note 4).....................         18,288              3,261              1,220
   Other revenue...............................................         47,075             32,665             22,013
                                                                 --------------     ---------------    ---------------

     Total revenues............................................        971,666            868,272            745,631
                                                                 --------------     ---------------    ---------------

LOSSES AND EXPENSES:
   Losses incurred, net (notes 6 and 7)........................        211,354            242,362            234,350
   Underwriting and other expenses.............................        190,031            157,194            146,483
   Interest expense............................................         18,624              6,399              3,793
   Ceding commission (note 7)..................................         (2,928)            (3,056)            (4,023)
                                                                 --------------     ---------------    ---------------

     Total losses and expenses.................................        417,081            402,899            380,603
                                                                 --------------     ---------------    ---------------

Income before tax..............................................        554,585            465,373            365,028
Provision for income tax (note 10).............................        169,120            141,623            107,037
                                                                 --------------     ---------------    ---------------

Net income.....................................................  $     385,465      $     323,750      $     257,991
                                                                 ==============     ===============    ===============

Earnings per share (note 11):
   Basic.......................................................  $        3.44      $        2.78      $        2.19
                                                                 ==============     ===============    ===============


   Diluted.....................................................  $        3.39      $        2.75      $        2.17
                                                                 ==============     ===============    ===============



                                    See accompanying notes to consolidated financial statements.


                                      Fourteen


                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                                     DECEMBER 31, 1998 AND 1997

                                                     Consolidated Balance Sheet


                                                                                    1998                  1997
                                                                               ----------------     -----------------
                                                                                       (In thousands of dollars)
ASSETS
Investment portfolio (note 4):
   Securities, available-for-sale, at market value:
     Fixed maturities........................................................  $     2,602,870      $      2,185,954
     Equity securities.......................................................            4,627               116,053
     Short-term investments..................................................          172,209               114,733
                                                                               ----------------     -----------------

       Total investment portfolio............................................        2,779,706             2,416,740

Cash ........................................................................            4,650                 4,893
Accrued investment income....................................................           41,477                35,485
Reinsurance recoverable on loss reserves (note 7)............................           45,527                26,415
Reinsurance recoverable on unearned premiums (note 7)........................            8,756                 9,239
Home office and equipment, net...............................................           32,400                33,784
Deferred insurance policy acquisition costs..................................           24,065                27,156
Investments in joint ventures (note 8).......................................           75,246                29,400
Other assets.................................................................           38,714                34,575
                                                                               ----------------     -----------------

       Total assets..........................................................  $     3,050,541      $      2,617,687
                                                                               ================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Loss reserves (notes 6 and 7).............................................  $       681,274      $        598,683
   Unearned premiums (note 7)................................................          183,739               198,305
   Notes payable (note 5)....................................................          442,000               237,500
   Income taxes payable (note 10)............................................           31,032                27,717
   Other liabilities.........................................................           71,905                68,700
                                                                               ----------------     -----------------

       Total liabilities.....................................................        1,409,950             1,130,905
                                                                               ----------------     -----------------

Contingencies (note 13)

Shareholders' equity (note 11):
   Common stock,  $1 par value,  shares  authorized  300,000,000;
    shares issued 121,110,800; outstanding 1998 - 109,003,032;
    1997 - 113,791,593.......................................................
                                                                                       121,111               121,111
   Paid-in surplus...........................................................          217,022               218,499
   Treasury stock (shares at cost 1998 - 12,107,768;
     1997 - 7,319,207).......................................................         (482,465)             (252,942)
   Accumulated other comprehensive income - unrealized
     appreciation in investments, net of tax (note 2)........................           94,572                83,985
   Retained earnings (note 11)...............................................        1,690,351             1,316,129
                                                                               ----------------     -----------------

     Total shareholders' equity..............................................        1,640,591             1,486,782
                                                                               ----------------     -----------------

     Total liabilities and shareholders' equity..............................  $     3,050,541      $      2,617,687
                                                                               ================     =================


                                    See accompanying notes to consolidated financial statements.



                                                               Fifteen


                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                           Consolidated Statement of Shareholders' Equity


                                                                               Accumulated
                                                                                  other
                                       Common       Paid-in        Treasury    comprehensive     Retained     Comprehensive
                                       stock        surplus         stock      income(note 2)    earnings        income
                                    ------------  ------------   ------------  --------------  ------------  -------------
                                                               (In thousands of dollars)
Balance, December 31, 1995......... $   121,111   $   198,874    $   (8,172)   $      54,737   $   754,842

Net income.........................           -             -             -                -       257,991   $    257,991
Unrealized investment losses, net..           -             -             -          (14,052)            -        (14,052)
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    243,939
                                                                                                             =============
Dividends declared.................           -             -             -                -        (9,425)
Reissuance of treasury stock.......           -         9,110         1,099                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1996.........     121,111       207,984        (7,073)          40,685     1,003,408

Net income.........................           -             -             -                -       323,750   $    323,750
Unrealized investment gains, net...           -             -             -           43,300             -         43,300
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    367,050
                                                                                                             =============
Dividends declared.................           -             -             -                -       (11,029)
Repurchase of outstanding
  common shares....................           -             -      (248,426)               -             -
Reissuance of treasury stock.......           -        10,515         2,557                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1997.........     121,111       218,499      (252,942)          83,985     1,316,129

Net income.........................           -             -             -                -       385,465   $    385,465
Unrealized investment gains, net...           -             -             -           10,587             -         10,587
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    396,052
                                                                                                             =============
Dividends declared.................           -             -             -                -       (11,243)
Repurchase of outstanding
  common shares....................           -             -      (246,840)               -             -
Reissuance of treasury stock.......           -        (1,477)       17,317                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1998......... $   121,111   $   217,022    $ (482,465)   $      94,572   $ 1,690,351
                                    ============  ============   ============  ==============  ============


              See accompanying notes to consolidated financial statements.



                                                               Sixteen


                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                Consolidated Statement of Cash Flows


                                                                           1998               1997               1996
                                                                      ----------------   ----------------   ----------------
                                                                                    (In thousands of dollars)
Cash flows from operating activities:
   Net income.......................................................  $      385,465     $       323,750    $       257,991
   Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of deferred insurance policy
         acquisition costs..........................................          20,717              21,373             26,772
       Increase in deferred insurance policy acquisition costs......         (17,626)            (16,573)           (20,772)
       Depreciation and other amortization..........................           7,742               8,187              8,969
       Increase in accrued investment income........................          (5,992)             (2,122)            (4,150)
       (Increase) decrease in reinsurance recoverable on
         loss reserves..............................................         (19,112)              3,412              4,029
       Decrease in reinsurance recoverable on unearned premiums.....             483               2,506              3,740
       Increase in loss reserves....................................          82,591              84,641            143,010
       Decrease in unearned premiums................................         (14,566)            (21,002)           (31,856)
       Equity (earnings) loss in joint ventures.....................         (12,420)             (7,100)               800
       Other........................................................          (6,336)            (25,186)            (2,478)
                                                                      ----------------   ----------------   ----------------

Net cash provided by operating activities...........................         420,946             371,886            386,055
                                                                      ----------------   ----------------   ----------------

Cash flows from investing activities:
   Purchase of equity securities....................................          (3,886)           (112,780)                 -
   Purchase of fixed maturities.....................................        (916,129)           (685,217)        (1,095,559)
   Investments in joint ventures....................................         (33,426)             (7,350)           (15,750)
   Proceeds from sale of equity securities..........................         116,164               9,971                  -
   Proceeds from sale or maturity of fixed maturities...............         529,358             447,284            782,349
                                                                      ----------------   ----------------   ----------------

Net cash used in investing activities...............................        (307,919)           (348,092)          (328,960)
                                                                      ----------------   ----------------   ----------------

Cash flows from financing activities:
   Dividends paid to shareholders...................................         (11,243)            (11,029)            (9,425)
   Net increase in notes payable....................................         204,500             202,076               (375)
   Interest payments on notes payable...............................         (17,665)             (3,836)            (3,793)
   Reissuance of treasury stock.....................................          15,454              13,072             10,209
   Repurchase of common stock.......................................        (246,840)           (248,426)                 -
                                                                      ----------------   ----------------   ----------------

Net cash used in financing activities...............................         (55,794)            (48,143)            (3,384)
                                                                      ----------------   ----------------   ----------------

Net increase (decrease) in cash and cash equivalents................          57,233             (24,349)            53,711
Cash and cash equivalents at beginning of year......................         119,626             143,975             90,264
                                                                      ----------------   ----------------   ----------------

Cash and cash equivalents at end of year............................  $      176,859     $       119,626    $       143,975
                                                                      ================   ================   ================


                                    See accompanying notes to consolidated financial statements.



                                                              Seventeen

MGIC INVESTMENT CORPORATION & SUBSIDIARIES -- DECEMBER 31, 1998, 1997 AND 1996

                   Notes to Consolidated Financial Statements

1.   Nature of business

    MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States to protect against loss from defaults on low down payment residential mortgage loans. Through certain other non-insurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting, premium reconciliation and portfolio analysis.

    At December 31, 1998, the Company's direct primary insurance in force (representing the current principal balance of all mortgage loans that are currently insured) and direct primary risk in force, excluding Wisconsin Mortgage Assurance Corporation ("WMAC"), was approximately $138.0 billion and $32.9 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 1998 was approximately $1.1 billion.

    On December 31, 1998, the Company purchased WMAC from a third party for $2 million. MGIC contributed an additional $13 million of capital to WMAC to comply with minimum regulatory capital requirements. WMAC wrote mortgage insurance on first mortgages collateralized by one-to-four-family residences until February 28, 1985 at which time it ceased writing new business. The acquisition had no impact on the Company's earnings during 1998. WMAC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $3.5 billion, $.9 billion and $.4 billion, respectively, at December 31, 1998. (See note 7.)

    The Company's largest shareholder, The Northwestern Mutual Life Insurance Company ("NML"), held approximately 11% of the common stock of the Company at December 31, 1998.

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

Principles of consolidation
    The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 48% investments in Credit-Based Asset Servicing and Securitization LLC and Litton Loan Servicing LP (collectively, "C-BASS"), joint ventures with Enhance Financial Services Group Inc., are accounted for on the equity method and recorded on the balance sheet as investment in joint ventures. The Company's equity earnings from C-BASS are included in other revenue. (See note 8.)

Investments
    The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and must be recorded at market and the unrealized gains or losses recognized as an increase or decrease to shareholders' equity. During 1996, 1997 and 1998, the Company's entire investment portfolio was classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Home office and equipment
    Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

    Home office and equipment is shown net of accumulated depreciation of $45.2 million and $40.9 million at December 31, 1998 and 1997, respectively.


                                      Eighteen

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

    Deferred income taxes are provided under the liability method which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 10.)

Benefit plans
    The Company has a non-contributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

    The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded on a pay-as-you-go basis. (See note 9.)

Reinsurance
    Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves". Ceded unearned premiums are reflected as "Reinsurance recoverable on unearned premiums". The Company remains contingently liable for all reinsurance ceded. (See note 7.)


                                      Nineteen

Earnings per share
    The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

                                   Years Ended December 31,
                               ---------------------------------
                                 1998        1997       1996
                                 ----        ----       ----
                                    (shares in thousands)
Weighted-average shares -
   Basic EPS                    112,135     116,332    117,787
Common stock equivalents          1,447       1,592      1,259
                               ----------  ---------  ----------
Weighted-average shares -
   Diluted EPS                  113,582     117,924    119,046
                               ==========  =========  ==========

    Earnings per share for 1996 has been restated to reflect the provisions of SFAS 128. Previously reported EPS for 1996, after adjustment for the stock split (see note 11), equaled diluted EPS under SFAS 128.

Statement of cash flows
    For  purposes  of the  consolidated  statement  of cash  flows,  the Company
considers  short-term   investments  to  be  cash  equivalents,   as  short-term
investments have original maturities of three months or less.

Recent accounting pronouncements
    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). The statement establishes standards for the reporting and display of comprehensive income and its components in annual financial statements. The Company's other comprehensive income consists of the change in unrealized appreciation on investments, net of tax, and as permitted under the provisions of SFAS 130, is presented in the Consolidated Statement of Shareholders' Equity. The adoption of SFAS 130 had no impact on total shareholders' equity. Realized investment gains of $18.3 million in 1998 include sales of securities which had unrealized appreciation of $19.0 million at December 31, 1997.

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits ("SFAS 132"). The statement provides new employer disclosure requirements regarding pension plans and other postretirement plans and does not address the measurement or recognition of such benefits. (See note 9.)

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which will be effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Management does not anticipate adoption of SFAS 133 will have a significant effect on the Company's results of operations or its financial position due to its limited use of derivative instruments. (See notes 4 and 5.)

Reclassifications
    Certain reclassifications have been made in the accompanying financial statements to 1997 and 1996 amounts to allow for consistent financial reporting.

3.   Related party transactions

    The Company contracts with Northwestern Mutual Investment Services, Inc., a subsidiary of NML, for investment portfolio management and accounting services. The Company incurred expense of $1.0 million, $1.1 million and $.9 million for these services in 1998, 1997 and 1996, respectively.

    The Company provided certain services to C-BASS in exchange for an immaterial amount of fees during 1998, 1997 and 1996.


                                      Twenty

4.   Investments

    The following table summarizes the Company's investments at December 31, 1998 and 1997:

                                                                                                         Financial
                                                                     Amortized           Market          Statement
                                                                        Cost             Value             Value
                                                                   ---------------   ---------------   ---------------
                                                                                (In thousands of dollars)
At December 31, 1998:
   Securities, available-for-sale:
     Fixed maturities............................................. $   2,460,418     $    2,602,870     $   2,602,870
     Equity securities............................................         1,583              4,627             4,627
     Short-term investments.......................................       172,209            172,209           172,209
                                                                   ---------------   ---------------    --------------
   Total investment portfolio..................................... $   2,634,210     $    2,779,706     $   2,779,706
                                                                   ===============   ===============    ==============
At December 31, 1997:
   Securities, available-for-sale:
     Fixed maturities............................................. $   2,069,133     $    2,185,954     $   2,185,954
     Equity securities............................................       103,670            116,053           116,053
     Short-term investments.......................................       114,733            114,733           114,733
                                                                   ---------------   ---------------    --------------
   Total investment portfolio..................................... $   2,287,536     $    2,416,740     $   2,416,740
                                                                   ===============   ===============    ===============

    The amortized cost and market value of investments at December 31, 1998 are as follows:


                                                                                     Gross             Gross
                                                                  Amortized        Unrealized        Unrealized          Market
December 31, 1998:                                                   Cost            Gains             Losses            Value
------------------                                              ---------------  ---------------   ---------------   ---------------
                                                                                  (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies..................................  $      65,811    $       5,746     $        (141)    $       71,416
Obligations of states and political subdivisions..............      2,030,847          120,033            (1,290)         2,149,590
Corporate securities..........................................        518,965           16,819              (100)           535,684
Mortgage-backed securities....................................          1,120               16                (3)             1,133
Debt securities issued by foreign sovereign governments.......         15,884            1,372                 -             17,256
                                                                ---------------  ---------------   ---------------   ---------------
   Total debt securities......................................      2,632,627          143,986            (1,534)         2,775,079

Equity securities.............................................          1,583            3,044                 -              4,627
                                                                ---------------  ---------------   ---------------   ---------------
   Total investment portfolio.................................  $   2,634,210    $     147,030     $      (1,534)    $    2,779,706
                                                                ===============  ===============   ===============   ===============

The amortized cost and market value of investments at December 31, 1997 are as follows:

                                                                                      Gross            Gross
                                                                  Amortized         Unrealized       Unrealized         Market
December 31, 1997:                                                   Cost             Gains            Losses           Value
                                                                ---------------   ---------------  ---------------  ---------------
                                                                                     (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies..................................  $      60,972     $       3,573    $          (2)   $       64,543
Obligations of states and political subdivisions..............      1,620,660           102,915             (555)        1,723,020
Corporate securities..........................................        487,711             9,984              (42)          497,653
Mortgage-backed securities....................................            437                32                -               469
Debt securities issued by foreign sovereign governments.......         14,086               916                -            15,002
                                                                ---------------   ---------------  ---------------  ---------------
   Total debt securities......................................      2,183,866           117,420             (599)        2,300,687
Equity securities.............................................        103,670            14,582           (2,199)          116,053
                                                                ---------------   ---------------  ---------------  ---------------
   Total investment portfolio.................................  $   2,287,536     $     132,002    $      (2,798)   $    2,416,740
                                                                ===============   ===============  ===============  ===============



                                      Twenty-one

    The amortized cost and market values of debt securities at December 31, 1998, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                  Amortized         Market
                                    Cost            Value
                                -------------    ------------
                                  (In thousands of dollars)
Due in one year or less........ $   175,430      $   175,572
Due after one year through
  five years...................     298,734          311,433
Due after five years through
  ten years....................   1,000,720        1,066,596
Due after ten years............   1,156,623        1,220,345
                                -------------    ------------
                                  2,631,507        2,773,946
Mortgage-backed securities.....       1,120            1,133
                                -------------    ------------
Total at December 31, 1998..... $ 2,632,627      $ 2,775,079
                                =============    ============

    Net investment income is comprised of the following:

                            1998         1997        1996
                        -----------  -----------  ----------
                             (In thousands of dollars)
Fixed maturities....... $  133,307   $  117,448   $  99,832
Equity securities......      1,133          485         240
Short-term investments.      9,603        6,813       6,223
Other .................         79           65          82
                        -----------  -----------  ----------
Investment income......    144,122      124,811     106,377
Investment expenses....     (1,103)      (1,209)     (1,022)
                        -----------  -----------  ----------
Net investment income.. $  143,019   $  123,602   $ 105,355
                        ===========  ===========  ==========

    The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

                                  1998        1997        1996
                              ----------   ----------   ---------
                                   (In thousands of dollars
Net realized investment gains
  (losses) on sale of
  investments:
    Fixed maturities........  $   8,349    $   3,734    $   1,252
    Equity securities.......      9,941         (472)         (30)
    Short-term investments..         (2)          (1)          (2)
                              ----------   ----------   ---------
                                 18,288        3,261        1,220
                              ----------   ----------   ---------
Change in net unrealized
   appreciation (depreciation):

    Fixed maturities........     25,631       56,934      (22,064)
    Equity securities.......     (9,339)       9,677          233
    Short-term investments..          -            -            -
                              ----------   ----------   ---------
                                 16,292       66,611      (21,831)
                              ----------   ----------   ---------

Net realized investment
  gains (losses) and change
  in net unrealized
  appreciation (depreciation) $  34,580    $  69,872    $ (20,611)
                              ==========   ==========   =========

    The gross realized gains and the gross realized losses on sales of available-for-sale securities were $22.7 million and $4.4 million, respectively in 1998 and $5.7 million and $2.4 million, respectively in 1997.

    The tax expense (benefit) of the changes in net unrealized appreciation (depreciation) was $5.7 million, $23.3 million and ($7.6) million for 1998, 1997 and 1996, respectively.

5.  Notes payable

    During 1997 and 1998, the Company repurchased  approximately 4.7 million and
5.3 million shares, respectively, of its outstanding common stock at a cost of approximately $248 and $247 million, respectively. Funds to repurchase the shares were primarily provided by borrowings under credit facilities evidenced by notes payable.

    The 1997 and 1998 credit facilities provide up to $225 million and $250 million, respectively, of availability at December 31, 1998. The 1997 credit facility will decrease by $25 million each year through June 20, 2001. Any outstanding borrowings under this facility mature on June 20, 2002. The 1998 credit facility decreases by $25 million each year beginning June 9, 1999 through June 9, 2002. Any outstanding borrowings under this facility mature on June 9, 2003. The Company has the option on notice to lenders, to prepay any borrowings under the agreements subject to certain provisions.

    At December 31, 1998, the Company's outstanding balance of the notes payable on the 1997 and 1998 credit facilities were $210 million and $232 million, respectively, which approximated market value. The interest rate on the notes payable varies based on LIBOR and at December 31, 1998 and December 31, 1997 the rate was 5.80% and 6.01%, respectively. The weighted average interest rate on the notes payable for borrowings under the 1997 and 1998 credit agreements was 5.86% per annum for the year ended December 31, 1998.

    Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of AA- or better with Standard & Poor's Corporation ("S&P"). At December 31, 1998, the Company had shareholders' equity of $1,641 million and MGIC had a claims paying ability rating of AA+ from S&P.

                                   twenty-two

    In January 1997, the Company repaid mortgages payable of $35.4 million, which were secured by the home office and substantially all of the furniture and fixtures of the Company.

    The Company entered into financial derivative transactions, consisting of interest rate swaps and put-swaptions to reduce and manage interest rate risk. With respect to all such transactions, a notional amount of $100 million represents the stated principal balance used as a basis for calculating payments.

    During the fourth quarter of 1998, the Company entered into a $100 million interest rate swap to convert a portion of the variable rate debt under the credit facilities to fixed rate. On the swap, the Company receives a floating rate based on LIBOR and pays a fixed rate of 4.67%. The swap expires October 6, 2001. In addition, during the fourth quarter of 1998, the Company sold three successive $100 million put-swaptions for investment purposes. All three put-swaptions expired unexercised, the last expiring on January 6, 1999. Earnings in 1998 on the swap of approximately $.2 million and premium income on the put-swaptions of approximately $.3 million are netted against interest expense in the Consolidated Statement of Operations.

6.  Loss reserves

    Loss reserve activity was as follows:

                             1998            1997            1996
                          ------------    ------------    ------------
                                    (In thousands of dollars)
Reserve at beginning
  of year.............    $  598,683      $  514,042      $  371,032
Less reinsurance
  recoverable.........        26,415          29,827          33,856
                          ------------    ------------    ------------
Net reserve at
  beginning of year...       572,268         484,215         337,176
Reserve transfer (1)..           538             537          35,657
                          ------------    ------------    ------------
Adjusted reserve at
  beginning of year...       572,806         484,752         372,833

Losses incurred:
  Losses and LAE
    incurred in
    respect of default
    notices received
    in:
      Current year....       377,786         360,623         312,630
      Prior years (2).      (166,432)       (118,261)        (78,280)
                          ------------    ------------    ------------
        Subtotal......       211,354         242,362         234,350
                          ------------    ------------    ------------
Losses paid:
  Losses and LAE paid
    in respect of
    default notices
    received in:
      Current year....       8,752        15,257        16,872
      Prior years.....     139,661       139,589       106,096
                        ------------  ------------  ------------
        Subtotal......     148,413       154,846       122,968
                        ------------  ------------  ------------

Net reserve at end of
year..................     635,747       572,268       484,215
Plus reinsurance
  recoverables........      45,527        26,415        29,827
                        ------------  ------------  ------------
Reserve at end of year  $  681,274    $  598,683    $  514,042
                        ============  ============  ============

(1) Received in conjunction with the cancellation of certain reinsurance treaties. (See note 7.)
(2) A negative number for a prior year indicates a redundancy of loss reserves, and a positive number for a prior year indicates a deficiency of loss reserves.

    The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents an adjustment made in the current year for defaults which were included in the loss reserve at the end of the prior year.


                                  twenty-three

    Current year losses incurred increased from 1997 to 1998 due to an increase in the primary insurance notice inventory from 28,493 at December 31, 1997 to 29,253 at December 31, 1998 and an increase in the pool insurance notice inventory from 2,098 at December 31, 1997 to 6,524 at December 31, 1998. The Company's loss reserves at December 31, 1998 reflect credit quality concerns on defaults from insurance written in 1994 through 1996, an increase in the number of defaults with deeper coverages and the growth in pool insurance. Offsetting this increase were favorable developments in prior years' loss reserves, with the net effect of total losses incurred decreasing from $242.4 million in 1997 to $211.4 million in 1998.

    The favorable development of the reserves in 1998, 1997 and 1996 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1997, 1996 and 1995, respectively.

    The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

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

    In September 1996, the Company signed an agreement with WMAC and a WMAC reinsurer to assume all of the reinsurer's interest in WMAC mortgage insurance writings, which had been previously ceded to that reinsurer. As a result, the portion of WMAC's insurance in force reinsured by the Company increased from approximately 21 percent to approximately 65 percent. The Company received approximately $40 million as payment for its assumption of existing loss and unearned premium reserves related to the insurance in force being assumed from WMAC. In 1997 and 1998, the Company signed similar agreements with WMAC and other WMAC reinsurers resulting in an increase in the portion of WMAC's insurance in force reinsured by the Company to approximately 66 percent and 67 percent, respectively. (See note 1.)

    As a result of the purchase of WMAC on December 31, 1998, reinsurance recoverable on loss reserves as shown in the Consolidated Balance Sheet includes approximately $26 million of reinsured loss reserves.

    The effect of reinsurance on premiums earned and losses incurred is as follows:

                               1998             1997             1996
                            ------------     ------------     ------------
                                      (In thousands of dollars)
Premiums earned:
  Direct.................   $  770,775       $  712,069       $  623,148
  Assumed................        9,670           12,665           13,245
  Ceded .................      (17,161)         (15,990)         (19,350)
                            ------------     ------------     ------------
  Net premiums earned....   $  763,284       $  708,744       $  617,043
                            ============     ============     ============
Losses incurred:
  Direct.................   $  216,340       $  247,137       $  226,702
  Assumed................       (3,234)           3,683           17,073
  Ceded .................       (1,752)          (8,458)          (9,425)
                            ------------     ------------     ------------
  Net losses incurred....   $  211,354       $  242,362       $  234,350
                            ============     ============     ============

8.  Investment in C-BASS

    C-BASS engages in the acquisition and resolution of delinquent single-family residential mortgage loans ("mortgage loans"). C-BASS also purchases and sells mortgage-backed securities ("mortgage securities"), interests in real estate mortgage investment conduit residuals and performs mortgage loan servicing. In addition, C-BASS issues mortgage-backed debt securities collateralized by mortgage loans and mortgage securities. All such mortgage-related assets are recorded at fair value and as a result are exposed to market valuation adjustments which could impact the Company's share of C-BASS's results of operations.

                                  twenty-four

    At December 31, 1998 the Company had contributed approximately $56 million of capital to C-BASS. Total combined assets of C-BASS at December 31, 1998 were approximately $623 million, of which approximately $550 million were mortgage-related assets, including open trades. Total liabilities were approximately $468 million, of which approximately $459 million were funding arrangements, including accrued interest. For the year ended December 31, 1998, revenues of approximately $70 million and expenses of approximately $44 million resulted in income before tax of approximately $26 million.

    The Company is guaranteeing one half of a $50 million credit facility as part of C-BASS's funding arrangements. The facility matures in July 1999.

9.  Benefit plans

    The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

                                                                                              Other Postretirement
                                                                   Pension Benefits                 Benefits
                                                               --------------------------   --------------------------
                                                                   1998          1997          1998          1997
                                                               ------------   -----------   ------------  ------------
                                                                             (In thousands of dollars)
Reconciliation of benefit obligation:
Benefit obligation at beginning of year......................  $   51,190     $   42,844    $   19,364    $    17,815
   Service cost..............................................       4,064          3,569         1,612          1,379
   Interest cost.............................................       3,959          3,169         1,357          1,267
   Amendments................................................           -          3,447             -              -
   Actuarial loss (gain).....................................       7,908         (1,181)          883           (872)
   Benefits paid.............................................        (841)          (658)         (206)          (225)
                                                               ------------   -----------   ------------  ------------
Benefit obligation at end of year............................  $   66,280     $   51,190    $   23,010    $    19,364
                                                               ============   ===========   ============  ============

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year...............  $   57,578     $   46,256    $    8,632    $     6,248
   Actual return on plan assets..............................       9,895          8,864         1,141          1,270
   Employer contributions....................................       7,190          3,116         1,272          1,114
   Benefits paid.............................................        (841)          (658)            -              -
                                                               ------------   -----------   ------------  ------------
Fair value of plan assets at end of year.....................  $   73,822     $   57,578    $   11,045    $     8,632
                                                               ============   ===========   ============  ============

Reconciliation of funded status:
Benefit obligation at end of year............................  $  (66,280)    $  (51,190)   $  (23,010)   $   (19,364)
Fair value of plan assets at end of year.....................      73,822         57,578        11,045          8,632
                                                               ------------   -----------   ------------  ------------
Funded status at end of year.................................       7,542          6,388       (11,965)       (10,732)
   Unrecognized net actuarial gain...........................      (4,741)        (7,485)       (3,145)        (3,753)
   Unrecognized net transition obligation....................          63             95         7,419          7,949
   Unrecognized prior service cost...........................       2,542          2,725             -              -
                                                               ------------   -----------   ------------  ------------
Prepaid (accrued) benefit cost...............................  $    5,406     $    1,723    $   (7,691)   $    (6,536)
                                                               ============   ===========   ============  ============

                                  twenty-five

    The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

                                                                                                    Other Postretirement
                                                           Pension Benefits                               Benefits
                                               -----------------------------------------  -----------------------------------------
                                                  1998          1997           1996          1998           1997          1996
                                               ------------  ------------   ------------  ------------   ------------  ------------
                                                                            (In thousands of dollars)
Service cost.................................  $    4,064    $     3,569    $    3,378    $     1,612    $    1,379    $     1,208
Interest cost................................       3,959          3,169         2,777          1,357         1,267          1,171
Expected return on plan assets...............      (4,674)        (3,521)       (3,026)          (696)         (506)          (388)
Recognized net actuarial gain................           -              -             -           (170)          (67)             -
Amortization of transition obligation........          32             32            32            530           530            530
Amortization of prior service cost...........         183            (20)          (62)             -             -              -
                                               ------------  ------------   ------------  ------------   ------------  ------------
Net periodic benefit cost....................  $    3,564    $     3,229    $    3,099    $     2,633    $    2,603    $     2,521
                                               ============  ============   ============  ============   ============  ============

    The assumptions  used in the measurement of the Company's  pension and other postretirement benefit obligations are shown in the following table:
                                                                                                      Other Postretirement
                                                             Pension Benefits                               Benefits
                                                 -----------------------------------------  ---------------------------------------
                                                    1998          1997           1996          1998           1997          1996
                                                 ------------  ------------  -------------  ------------   ------------  ----------
Weighted-average interest rate assumptions
 as of December 31:
     Discount rate.............................      7.0%          7.5%          7.5%           7.0%          7.5%          7.5%
     Expected return on plan assets............      7.5%          7.5%          7.5%           7.5%          7.5%          7.5%
     Rate of compensation increase.............      6.0%          6.0%          6.0%            N/A           N/A           N/A


    Plan assets consist of fixed maturities and equity securities. The Company is amortizing the unrecognized transition obligation for postretirement benefits over 20 years. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 7.5% decreasing to 6% for 2000 and remaining level thereafter. A 1% change in the health care trend rate assumption would have the following effects:

                                       1-Percentage     1-Percentage
                                          Point           Point
                                         Increase         Decrease
                                     --------------  ---------------
                                        (In thousands of dollars)
Effect on total service and
  interest cost components......       $     678    $     (562)
Effect on postretirement
  benefit obligation............           4,912         (4,082)

    The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $5.0 million, $3.8 million and $3.6 million in 1998, 1997 and 1996, respectively.

10. Income taxes

    The components of the net deferred tax liability as of December 31, 1998 and 1997 are as follows:
                                            1998         1997
                                         ----------   ----------
                                        (In thousands of dollars)
Unearned premium reserves.............. $   (16,897)   $  (18,337)
Deferred policy acquisition costs......       8,423         9,504
Loss reserves..........................     (11,688)       (6,622)
Unrealized appreciation in
  investments..........................      50,923        45,221
Other .................................      (2,227)       (3,957)
                                        ------------   ----------
Net deferred tax liability............. $    28,534    $   25,809
                                        ============   ==========

    At December 31, 1998, gross deferred tax assets and liabilities amounted to $60.4 million and $88.9 million, respectively. Management believes that all gross deferred tax assets at December 31, 1998 are fully realizable and no valuation reserve has been established.

                                   twenty-six

    The following summarizes the components of the provision for income tax:

                               1998          1997          1996
                           -----------   ----------   -----------
                                (In thousands of dollars)
Federal:
  Current................  $  171,244    $ 147,983    $  116,160
  Deferred...............      (4,198)      (7,833)      (10,325)
State   .................       2,074        1,473         1,202
                           -----------   ----------   -----------
Provision for income tax   $  169,120    $ 141,623    $  107,037
                           ===========   ==========   ===========

    The Company paid $160.6 million, $151.1 million and $103.9 million in federal income tax in 1998, 1997 and 1996, respectively.

    The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:

                                     1998            1997            1996
                                 -----------     -----------     -----------
                                         (In thousands of dollars)
Tax provision computed
  at federal tax rate.......     $  194,105      $ 162,881       $ 127,760
(Decrease) increase in tax
provision resulting from:
  Tax exempt municipal bond
   interest.................        (28,973)       (24,926)        (22,114)
    Other, net.........               3,988          3,668           1,391
                                 -----------     -----------     -----------
Provision for income tax         $  169,120      $ 141,623       $ 107,037
                                 ===========     ===========     ===========

    The Internal Revenue Service has completed examining the Company's income tax returns through 1994. The results of these examinations had no material effect on the financial statements.

11. Shareholders' equity and dividend restrictions

    The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 1999, MGIC can pay $49.4 million of dividends and the other insurance subsidiaries of the Company can pay $4.5 million of dividends without such regulatory approval.

    Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

    In 1998, 1997 and 1996, the Company paid dividends of $11.2 million, $11.0 million and $9.4 million, respectively or $.10 per share in 1998, $.095 per share in 1997 and $.08 per share in 1996.

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

    Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available for sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.
                                  twenty-seven

    The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

 Year Ended           Net                    Contingency
December 31,         Income       Equity      Reserves
--------------     -----------  ------------ ------------
                         (In thousands of dollars)
    1998           $  187,535   $  585,280   $  1,939,626
    1997              144,963      394,274      1,625,810
    1996               67,094      274,118      1,317,438

    The differences between the statutory net income and equity presented above for the insurance subsidiaries and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices, and the effect of the treasury shares on consolidated equity.

    The Company has two stock option plans which permit certain officers and employees to purchase common stock at specified prices. A summary of activity in the stock option plans during 1996, 1997 and 1998 is as follows:

                                    Average         Shares
                                    Exercise      Subject to
                                     Price          Option
                                   ----------     -----------
Outstanding, December 31, 1995...  $    9.15       3,312,566

   Granted.......................      30.57          61,334
   Exercised.....................       4.80        (636,654)
   Canceled......................      15.41        (132,620)
                                   ----------     -----------

Outstanding, December 31, 1996...      10.40       2,604,626

   Granted.......................      37.04       1,592,000
   Exercised.....................       9.08        (532,332)
   Canceled......................      31.19         (29,420)
                                   ----------     -----------

Outstanding, December 31, 1997...      22.09       3,634,874

   Granted.......................      62.28         109,500
   Exercised.....................      10.99        (478,848)
   Canceled......................      33.99         (70,002)
                                   ----------     -----------
Outstanding, December 31, 1998...  $   24.87       3,195,524
                                   ==========     ===========

    The exercise price of the options granted in 1996, 1997 and 1998 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 1998, 3,678,915 shares were available for future grant under the stock option plans.

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

                               Year Ended December 31,
                        --------------------------------------
                           1998         1997          1996
                        -----------   ----------   -----------
Net income              $  381,689    $ 320,416    $  257,807

Earnings per share:
   Basic                $     3.40    $    2.75    $     2.19
   Diluted              $     3.36    $    2.72    $     2.17

    The fair  value of these  options  was  estimated  at grant  date  using the
Black-Scholes   option  pricing  model  with  the  following   weighted  average
assumptions for each year:

                                Year Ended December 31,
                          -------------------------------------
                             1998         1997         1996
                          -----------  -----------  -----------
Risk free interest rate      6.37%        6.44%        6.73%
Expected life..........   6.82 years   6.88 years   5.63 years
Expected volatility....     27.98%       28.07%       28.60%
Expected dividend yield      0.17%        0.16%        0.21%

    The following is a summary of stock options outstanding at December 31, 1998:

                    Options Outstanding            Options
                                                 Exercisable
                ----------------------------- ---------------------
                          Remaining   Average            Average
Exercise                  Average     Exercise           Exercise
Price Range      Shares   Life (yrs.)  Price    Shares    Price
--------------- --------- ----------   -------- --------- ---------
$2.50-$3.45      621,200     1.8        $3.27    621,200   $ 3.27

$9.63-$20.88     936,714     4.9        15.33    876,876    15.28

$26.69-$41.00   1,512,110    8.0        36.29    253,649    35.92

$60.25-$68.63    125,500     9.7        65.36          -       -
                ---------  ---------   -------- --------- ---------
Total           3,195,524    6.0       $24.87   1,751,725 $ 14.01
                =========  =========   ======== ========= =========

    At December 31, 1997 and 1996, option shares of 1,540,076 and 1,683,700 were exercisable at an average exercise price of $8.56 and $7.12, respectively. The Company also granted an immaterial amount of equity instruments other than options during 1997 and 1998.

                                  twenty-eight

    On June 2, 1997 the Company effected a two-for-one stock split of the Company's common stock in the form of a 100% stock dividend. Per share and certain equity amounts set forth in the accompanying financial statements and notes have been adjusted to take into account the stock split.

12. Leases

    The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next eight years. Generally, all rental payments are fixed.

    Total rental expense under operating leases was $5.4 million, $5.3 million and $5.1 million in 1998, 1997 and 1996, respectively.


    At December 31, 1998, minimum future operating lease payments are as follows (in thousands of dollars):

1999...........................  $     4,312
2000...........................        2,897
2001...........................        1,818
2002...........................        1,180
2003...........................          579
2004 and thereafter............          418
                                 -------------
   Total.......................  $    11,204
                                 =============

13. Contingencies

    The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate disposition of the pending litigation will not have a material adverse effect on the financial position of the Company.

                                  twenty-nine

                       Report of Independent Accountants

To the Board of Directors & Shareholders of MGIC Investment Corporation

         In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/
Milwaukee, Wisconsin
January 6, 1999


                                     thirty



                                           Unaudited Quarterly Financial Data

                                                                      Quarter
                                           ---------------------------------------------------------------        1998
                       1998                   First            Second           Third           Fourth            Year
----------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                          (In thousands of dollars, except per share data)

Net premiums written.....................  $    176,487     $    186,663     $    190,567    $    195,444     $    749,161
Net premiums earned......................       189,821          189,248          191,066         193,149          763,284
Investment income, net of expenses.......        34,389           35,325           36,461          36,844          143,019
Losses incurred, net.....................        59,438           52,514           51,487          47,915          211,354
Underwriting and other expenses..........        45,158           45,532           46,498          52,843          190,031
Net income...............................        94,047           95,212           96,492          99,714          385,465
Earnings per share (a):
   Basic.................................           .83              .83              .87             .91             3.44
   Diluted...............................           .81              .82              .86             .91             3.39

                                                                      Quarter
                                           ---------------------------------------------------------------        1997
                       1997                   First            Second           Third           Fourth            Year
----------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                          (In thousands of dollars, except per share data)

Net premiums written.....................  $    155,606     $    170,916     $    184,003    $    179,723     $    690,248
Net premiums earned......................       170,292          173,479          180,542         184,431          708,744
Investment income, net of expenses.......        29,508           30,372           31,548          32,174          123,602
Losses incurred, net.....................        63,194           58,251           60,785          60,132          242,362
Underwriting and other expenses..........        38,213           37,920           39,907          41,154          157,194
Net income...............................        72,436           80,615           84,175          86,524          323,750
Earnings per share (a), (b):
   Basic.................................           .61              .68              .73             .76             2.78
   Diluted...............................           .61              .67              .72             .75             2.75

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

(b) Amounts have been restated to reflect the provisions of SFAS 128.


                                   thirty-one

MGIC Stock
----------
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 1998, 109,003,032 shares were outstanding. The following table sets forth for 1997 and 1998 by quarter the high and low sales prices of the Company's common stock on the New York Stock Exchange Composite Tape.

                      1997                      1998
            -------------------------  ------------------------
Quarters       High         Low           High         Low

1st         $  40.7500  $   35.3750    $ 74.5000   $  62.0000
2nd            50.2500      35.2500      69.0000      55.3750
3rd            59.7500      46.1250      65.4375      36.8750
4th            66.9375      55.6250      48.2500      24.2500

In 1997 and 1998 the Company declared and paid the following cash dividends:

Quarters          1997                1998
            -----------------   ------------------
1st           $   .020             $   .025
2nd               .025                 .025
3rd               .025                 .025
4th               .025                 .025
              -------------        ------------
              $   .095             $   .100
              =============        ============

Dividend and stock price per data have been restated where applicable to reflect the June 1997 two-for-one stock split.

See Note 11 to the Consolidated Financial Statements for information relating to restrictions on the payment of cash dividends. As of January 31, 1999, the number of shareholders of record was 364. In addition, there were approximately 29,000 beneficial owners of shares held by brokers and fiduciaries.