Form 10-K, Exhibit 13
period 1999-12-31
MGIC INVESTMENT CORP
filed 2000-03-29
CIK 876437

EXHIBIT 13
                                                                      ----------

MGIC INVESTMENT CORPORATION & SUBSIDIARIES -- YEARS ENDED DECEMBER 31, 1999, 1998, 1997, 1996 AND 1995

-----------------Five-Year Summary of Financial Information---------------------

                                                   1999             1998            1997             1996            1995
                                               --------------   --------------  --------------   -------------   -------------

                                                               (In thousands of dollars, except per share data)
Summary of Operations
Revenues:
   Net premiums written......................  $     792,345    $     749,161   $     690,248    $    588,927    $    480,312
                                               ==============   ==============  ==============   =============   =============

   Net premiums earned.......................  $     792,581    $     763,284   $     708,744    $    617,043    $    506,500
   Investment income, net....................        153,071          143,019         123,602         105,355          87,543
   Realized investment gains, net............          3,406           18,288           3,261           1,220           1,496
   Other revenue.............................         47,697           47,075          32,665          22,013          22,347
                                               --------------   --------------  --------------   -------------   -------------
     Total revenues..........................        996,755          971,666         868,272         745,631         617,886
                                               --------------   --------------  --------------   -------------   -------------

Losses and expenses:
   Losses incurred, net......................         97,196          211,354         242,362         234,350         189,982
   Underwriting and other expenses...........        200,779          190,031         157,194         146,483         137,559
   Interest expense..........................         20,402           18,624           6,399           3,793           3,821
   Ceding commission.........................         (2,632)          (2,928)         (3,056)         (4,023)         (4,885)
                                               --------------   --------------  --------------   -------------   -------------
     Total losses and expenses...............        315,745          417,081         402,899         380,603         326,477
                                               --------------   --------------  --------------   -------------   -------------

Income before tax............................        681,010          554,585         465,373         365,028         291,409
Provision for income tax.....................        210,809          169,120         141,623         107,037          83,844
                                               --------------   --------------  --------------   -------------   -------------
Net income...................................  $     470,201    $     385,465   $     323,750    $    257,991    $    207,565
                                               ==============   ==============  ==============   =============   =============

Weighted average common shares
   outstanding (in thousands) (1)............        109,258          113,582         117,924         119,046         118,567
                                               ==============   ==============  ==============   =============   =============

Diluted earnings per share (1)...............  $        4.30    $        3.39   $        2.75    $       2.17    $       1.75
                                               ==============   ==============  ==============   =============   =============

Dividends per share (1)......................  $         .10    $         .10   $        .095    $        .08    $        .08
                                               ==============   ==============  ==============   =============   =============

Balance sheet data
   Total investments.........................  $   2,789,734    $   2,779,706   $   2,416,740    $  2,036,234    $  1,687,221
   Total assets..............................      3,104,393        3,050,541       2,617,687       2,222,315       1,874,719
   Loss reserves.............................        641,978          681,274         598,683         514,042         371,032
   Long-term notes payable...................        425,000          442,000         237,500               -          35,799
   Shareholders' equity......................      1,775,989        1,640,591       1,486,782       1,366,115       1,121,392
   Book value per share......................          16.79            15.05           13.07           11.59            9.56


(1)  In May 1997, the Company  declared a two-for-one  stock split of the common stock in the form of a 100% stock  dividend.
     The additional  shares were issued on June 2, 1997.  Prior year shares,  dividends per share and earnings per share have been restated to reflect the split.

-----------------------------------------------------------------------------------------------------------------------------

A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company,
page eighteen.


                                                                one

MGIC INVESTMENT CORPORATION & SUBSIDIARIES -- YEARS ENDED DECEMBER 31, 1999, 1998, 1997, 1996 AND 1995

-----------------Five-Year Summary of Financial Information---------------------

                                                   1999             1998            1997             1996            1995
                                               --------------   --------------   -------------   -------------   -------------

New primary insurance written ($ millions)...  $      46,953    $      43,697    $     32,250    $     32,756    $     30,277
New primary risk written ($ millions)........         11,422           10,850           8,305           8,305           7,599
New pool risk written ($ millions)...........            564              618             394               2               1

Insurance in force (at year-end) ($ millions)
   Direct primary insurance..................        147,607          137,990         138,497         131,397         120,341
   Direct primary risk.......................         35,623           32,891          32,175          29,308          25,502
   Direct pool risk..........................          1,557            1,133             590             232             254

Primary loans in default ratios
   Policies in force.........................      1,370,020        1,320,994       1,342,976       1,299,038       1,219,304
   Loans in default..........................         29,761           29,253          28,493          25,034          19,980
   Percentage of loans in default............         2.17%            2.21%            2.12%           1.93%           1.64%

Insurance operating ratios (GAAP)
   Loss ratio................................         12.3%            27.7%            34.2%           38.0%           37.5%
   Expense ratio.............................         19.7%            19.6%            18.4%           21.6%           24.6%
                                               --------------   --------------   -------------   -------------   -------------
   Combined ratio............................         32.0%            47.3%            52.6%           59.6%           62.1%
                                               ==============   ==============   =============   =============   =============

Risk-to-capital ratios (statutory)
   Combined insurance subsidiaries...........         12.9:1           13.6:1           16.4:1          18.8:1          19.9:1
   MGIC......................................         11.9:1           12.9:1           15.7:1          18.1:1          19.1:1




                                                                two

                      Management's Discussion and Analysis

Results of Consolidated Operations
1999 Compared with 1998

Net income for 1999 was $470.2 million, compared with $385.5 million in 1998, an increase of 22%. Diluted earnings per share for 1999 was $4.30, compared with $3.39 in 1998, an increase of 27%. Included in the 1999 diluted earnings per share was $0.02 for realized gains compared with $0.10 for realized gains in 1998. The percentage increase in diluted earnings per share was favorably affected by the lower adjusted shares outstanding in 1999 as a result of common stock repurchased by the Company in the second half of 1998 and during the third quarter of 1999.

The amount of new primary insurance written by Mortgage Guaranty Insurance Corporation ("MGIC") during 1999 was $47.0 billion, compared with $43.7 billion in 1998. Refinancing activity decreased to 25% of new primary insurance written in 1999, compared to 31% in 1998 as a result of the increasing mortgage interest rate environment of the second half of 1999.

The $47.0 billion of new primary insurance written during 1999 was offset by the cancellation of $37.4 billion of insurance in force, and resulted in a net increase of $9.6 billion in primary insurance in force, compared to new primary insurance written of $43.7 billion, cancellation of $44.2 billion, and a net decrease of $0.5 billion in insurance in force during 1998. Direct primary insurance in force was $147.6 billion at December 31, 1999, compared to $138.0 billion at December 31, 1998.

In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 1999 and 1998, which was virtually all agency pool insurance, was $563.8 million and $618.1 million, respectively. The Company's direct pool risk in force at December 31, 1999 was $1.6 billion compared to $1.1 billion at December 31, 1998.

In December 1999, a complaint seeking class action status on behalf of a nationwide class of home mortgage borrowers was filed against MGIC in Federal District Court in Augusta, Georgia (the "RESPA Litigation"). The complaint in the RESPA Litigation alleges that MGIC violated the Real Estate Settlement Procedures Act ("RESPA") by providing agency pool insurance and entering into other transactions with lenders that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid for the mortgage insurance that is found to be involved in a violation of RESPA. In February 2000, MGIC answered the complaint and denied liability. There can be no assurance, however, that the ultimate outcome of the RESPA Litigation will not materially affect the Company.

Cancellation activity has historically been affected by the level of mortgage interest rates, with cancellations generally moving inversely to the change in the direction of interest rates. Cancellations decreased during 1999 due to increasing mortgage interest rates which resulted in an increase in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 72.9% at December 31, 1999, from 68.1% at December 31, 1998. Future cancellation activity could be somewhat higher than it otherwise would have been as a result of legislation that went into effect in July 1999 regarding cancellation of mortgage insurance.

Net premiums written increased 6% to $792.3 million in 1999, from $749.2 million in 1998. Net premiums earned increased 4% to $792.6 million in 1999, from $763.3 million in three

1998. The increases were primarily a result of a higher percentage of renewal premiums on mortgage loans with deeper coverages and the growth in insurance in force offset by an increase in ceded premiums to $26.2 million in 1999, compared to $14.8 million in 1998, primarily due to an increase in captive mortgage reinsurance.

Mortgages (newly insured during 1999 or 1998) equal to approximately 32% of MGIC's new insurance written during 1999 were subject to captive mortgage reinsurance and similar arrangements compared to 16% during 1998. Such arrangements entered into during a reporting period customarily include loans newly insured in a prior reporting period. As a result, the percentages cited above would be lower if only the current reporting period's newly insured mortgages subject to such arrangements were included. The percentage of new insurance written subject to captive mortgage reinsurance arrangements is expected to increase during 2000 as new transactions are consummated. At December 31, 1999 approximately 15% of MGIC's risk in force was subject to captive reinsurance and similar arrangements compared to 7% at December 31, 1998. In a February 1999 circular letter, the New York Department of Insurance said it was in the process of developing guidelines that would articulate the parameters under which captive mortgage reinsurance is permissible under New York insurance law. The complaint in the RESPA Litigation alleges that MGIC pays "inflated" captive mortgage reinsurance premiums in violation of RESPA.

During the first quarter of 1999, Fannie Mae and Freddie Mac ("GSEs") changed their mortgage insurance requirements for certain mortgages approved by their automated underwriting services. The changes permit lower coverage percentages on these loans than the deeper coverage percentages that went into effect in 1995. MGIC's premium rates vary with the depth of coverage. While lower coverage percentages result in lower premium revenue, lower coverage percentages should also result in lower incurred losses at the same level of claim incidence. MGIC's results could also be affected to the extent the GSEs are compensated for assuming default risk that would otherwise be insured by the private mortgage insurance industry. The GSEs have programs under which a delivery fee is paid to them, with mortgage insurance coverage reduced below the coverage that would be required in the absence of the delivery fee.

In partnership with mortgage insurers, the GSEs are also beginning to offer programs under which, on delivery of an insured loan to a GSE, the primary coverage is restructured to an initial shallow tier of coverage followed by a second tier that is subject to an overall loss limit and, depending on the program, some compensation may be paid to the GSE for services. Because lenders receive guaranty fee relief from the GSEs on mortgages delivered with these restructured coverages, participation in these programs is competitively significant to mortgage insurers.

In March 1999, the Office of Federal Housing Enterprise Oversight ("OFHEO") released a proposed risk-based capital stress test for the GSEs. One of the elements of the proposed stress test is that future claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is `AAA' are subject to a 10% reduction over the 10-year period of the stress test, while claim payments from a `AA' rated insurer, such as MGIC, are subject to a 20% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer four
whose claims-paying rating is less than `AAA.' As a result, if adopted as proposed, there is an incentive for the GSEs to use private mortgage insurance provided by a `AAA' rated insurer. The Company does not believe there should be a reduction in claim payments from private mortgage insurance nor should there be a distinction between `AAA' and `AA' rated private mortgage insurers. The proposed stress test covers many topics in addition to capital credit for private mortgage insurance and is not expected to become final for some time. If the stress test ultimately gives the GSEs an incentive to use `AAA' mortgage insurance, MGIC may need `AAA' capacity, which in turn would entail using capital to support such a facility as well as additional expenses. The Company cannot predict whether the portion of the stress test discussed above will be adopted in its present form.

Investment income for 1999 was $153.1 million, an increase of 7% over the $143.0 million in 1998. This increase was primarily the result of an increase in the amortized cost of average investment assets to $2.7 billion for 1999, from $2.5 billion for 1998, an increase of 11%. The portfolio's average pre-tax investment yield was 5.6% in 1999 and 1998. The portfolio's average after-tax investment yield was 4.9% in 1999 and 1998. The Company realized gains of $3.4 million during 1999 compared to $18.3 million in 1998. The decrease is primarily the result of gains on the sale of equity securities in 1998 compared to no such gains in 1999.

Other revenue, which is composed of various components, was $47.7 million in 1999, compared with $47.1 million in 1998. The change is primarily the result of an increase in equity earnings from Credit-Based Asset Servicing and Securitization LLC and Litton Loan Servicing LP (collectively, "C-BASS"), a joint venture with Enhance Financial Services Group Inc. ("Enhance"), offset by equity losses from two joint ventures formed in 1999, Sherman Financial Group LLC, ("Sherman," another joint venture with Enhance) and Customers Forever LLC ("Customers Forever," a joint venture with Marshall & Ilsley Corporation) and a decrease in contract underwriting revenue.

C-BASS engages in the acquisition and resolution of delinquent single-family residential mortgage loans ("mortgage loans"). C-BASS also purchases and sells mortgage-backed securities ("mortgage securities"), interests in real estate mortgage investment conduit residuals and performs mortgage loan servicing. In addition, C-BASS issues mortgage-backed debt securities collateralized by mortgage loans and mortgage securities. C-BASS's results of operations are affected by the timing of these securitization transactions. Substantially all of C-BASS's mortgage-related assets do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of C-BASS. Market value adjustments could impact the Company's share of C-BASS's results of operations.

At December 31, 1999 the Company had contributed approximately $54 million of capital to C-BASS. Total combined assets of C-BASS at December 31, 1999 and 1998 were approximately $934 million and $623 million, respectively, of which approximately $773 million and $550 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 1999 and 1998 were approximately $744 million and $468 million, respectively, of which approximately $617 million and $459 million, respectively, were funding arrangements, including accrued interest. For the years ended December 31, 1999 and 1998, revenues of approximately $112 million and $70 million, respectively, and expenses of approximately $72 million and $44 million, respectively, five
resulted in income before tax of approximately $40 million and $26 million, respectively.

Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of Sherman. Market value adjustments could impact the Company's share of Sherman's results of operations.

Customers Forever, established during the third quarter of 1999, is an Internet-focused transaction service company dedicated to helping large residential mortgage servicers retain and enhance relationships with their customers nationwide.

Net losses incurred decreased 54% to $97.2 million in 1999, from $211.4 million in 1998. Such decrease was primarily due to generally strong economic conditions, improvement in the California real estate market, and MGIC's claims mitigation efforts, which in the aggregate resulted in a decline in losses paid and led the Company to reduce its estimate of the claim rate and the severity (the "reserve factors") for loans in both the primary and pool notice inventory. Partially offsetting the reduction in reserve factors was an increase in the primary insurance notice inventory from 29,253 at December 31, 1998 to 29,761 at December 31, 1999 and an increase in pool insurance notice inventory from 6,524 at December 31, 1998 to 11,638 at December 31, 1999. The reasons for the decrease in net losses incurred discussed above contributed to an increase in the redundancy in prior year loss reserves. The redundancy results from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1998. For additional information, see Note 6 of the Notes to the Consolidated Financial Statements.

At December 31, 1999, 65% of the primary insurance in force was written during the last three years, compared to 60% at December 31, 1998. The highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from the historical pattern of other loans.

Underwriting and other expenses increased 6% in 1999 to $200.8 million from $190.0 million in 1998. This increase was primarily due to the increase in new primary insurance written and the related underwriting expenses.

Interest expense in 1999 increased to $20.4 million from $18.6 million in 1998 due to a higher weighted average outstanding notes payable balance in 1999 compared to 1998.

The Company utilized financial derivative transactions during 1999 consisting of interest rate swaps to reduce and manage interest rate risk on its notes payable. Earnings on such transactions aggregated approximately $3.8 million and were netted against interest expense. In 1998, earnings on an interest rate swap and premium income on three put-swaptions aggregating approximately $0.5 million for all such transactions were netted against interest expense.

The consolidated insurance operations loss ratio was 12.3% for 1999 compared to 27.7% for 1998. The consolidated insurance operations expense and combined ratios were 19.7% and 32.0%, respectively, for 1999 compared to 19.6% and 47.3%, respectively, for 1998.


                                      six

The effective tax rate was 31.0% in 1999, compared with 30.5% in 1998. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 1999 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 1999.

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

The amount of new primary insurance written by MGIC during 1998 was $43.7 billion, compared with $32.2 billion in 1997. Reflecting the favorable mortgage interest rate environment that prevailed throughout 1998, refinancing activity accounted for 31% of new primary insurance written in 1998, compared to 15% in 1997.

The $43.7 billion of new primary insurance written during 1998 was offset by the cancellation of $44.2 billion of insurance in force, and resulted in a net decrease of $0.5 billion in primary insurance in force, compared to new primary insurance written of $32.2 billion, cancellation of $25.1 billion, and a net increase of $7.1 billion in insurance in force during 1997. Direct primary insurance in force was $138.0 billion at December 31, 1998, compared to $138.5 billion at December 31, 1997. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 1998 and 1997, which was virtually all agency pool insurance, was $618.1 million and $394.4 million, respectively. The Company's direct pool risk in force at December 31, 1998 was $1.1 billion compared to $590.3 million at December 31, 1997.

Cancellation activity has historically been affected by the level of mortgage interest rates and increased during 1998 due to favorable mortgage interest rates which resulted in a decrease in the MGIC persistency rate to 68.1% at December 31, 1998, from 80.9% at December 31, 1997.

Net premiums written increased 9% to $749.2 million in 1998, from $690.2 million in 1997. Net premiums earned increased 8% to $763.3 million in 1998, from $708.7 million in 1997. The increases were primarily a result of a higher percentage of renewal premiums on mortgage loans with deeper coverages.

For a discussion of captive mortgage reinsurance and similar arrangements, certain programs with the GSEs regarding mortgage insurance and proposed capital regulations for the GSEs, see the 1999 compared with 1998 discussion.

Investment income for 1998 was $143.0 million, an increase of 16% over the $123.6 million in 1997. This increase was primarily the result of an increase in the amortized cost of average investment assets to $2.5 billion for 1998, from $2.1 billion for 1997, an increase of 16%. The increase was partially offset by a decrease in the portfolio's average pre-tax investment yield to 5.6% in 1998 from 5.8% in 1997. The portfolio's average after-tax investment yield was 4.9% for 1998 compared to 5.0% for 1997. The Company realized gains of $18.3 million during 1998 compared to $3.3 million in 1997. The increase seven
is primarily the result of the sale of equity securities in 1998.

Other revenue was $47.1 million in 1998, compared with $32.7 million in 1997. The increase is primarily the result of an increase in contract underwriting revenue of $11.8 million and an increase of $5.3 million in equity earnings from C-BASS, a joint venture with Enhance Financial Services Group Inc., offset by a $2.7 million reduction in fee-based services under government contracts. In accordance with generally accepted accounting principles, C-BASS is required to mark to market its mortgage related assets which, including open trades, were $550 million at December 31, 1998. Substantially all of these mortgage-related assets do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of C-BASS. Market valuation adjustments could impact the Company's share of C-BASS's results of operations.

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


                                     eight

Financial Condition

Consolidated total investments were $2.8 billion at December 31, 1999 and December 31, 1998. During 1999, positive net cash flow of approximately $220 million was offset by unrealized losses on securities marked to market of $208.2 million. The Company generated consolidated cash flows from operating activities of $455.0 million during 1999, compared to $411.8 million generated during 1998. The difference between the $220 million of positive net cash flow and the $455 million of positive cash flow from operating activities is primarily the result of cash used in financing activities. The increase in operating cash flows during 1999 compared to 1998 is due primarily to an increase in renewal premiums and investment income and a decrease in losses paid offset by an increase in underwriting expenses. As of December 31, 1999, the Company had $107.7 million of short-term investments with maturities of 90 days or less, and 75% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 1999, based on book value, the Company's fixed income securities were approximately 99% invested in `A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 1999 the Company had $15.4 million of investments in equity securities compared to $4.6 million at December 31, 1998.

At December 31, 1999, the Company had no derivative financial instruments in its investment portfolio. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 1999, the average duration of the Company's investment portfolio was 6.6 years. The effect of a 1% increase/decrease in market interest rates would result in a 6.6% decrease/increase in the value of the Company's fixed income portfolio.

The Company's investments in joint ventures increased $26.2 million from $75.3 million at December 31, 1998 to $101.5 million at December 31, 1999 as a result of additional investments of $13.6 million and equity earnings of $12.6 million.

Consolidated loss reserves decreased 6% to $642.0 million at December 31, 1999 from $681.3 million at December 31, 1998, reflecting a reduction in the primary and pool reserve factors partially offset by increases in the primary and pool insurance notice inventories all of which were discussed earlier. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.

Consolidated unearned premiums decreased $2.3 million from $183.7 million at December 31, 1998, to $181.4 million at December 31, 1999, primarily reflecting the continued high level of monthly premium policies written (for which there is no unearned premium) offset by an increase in unearned premiums for agency pool insurance written.

Consolidated shareholders' equity increased to $1.8 billion at December 31, 1999, from $1.6 billion at December 31, 1998, an increase of 8%. This increase consisted of $470.2 million of net income during 1999 and $11.9 million from the reissuance of treasury stock, offset by the repurchase of $200.5 million of outstanding common shares, unrealized losses on investments, net of tax, of $135.3 million and dividends declared of $10.8 million.


                                      nine

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. Funds are applied primarily to the payment of claims and expenses. Approximately 71% of underwriting expenses are personnel-related costs, most of which are considered by the Company to be fixed costs over the short term. Approximately 6% of operating expenses relate to occupancy costs, which are fixed costs. Substantially all of the remaining operating expenses are considered by the Company to be variable in nature, with data processing costs and taxes, licenses and fees representing approximately 3% and 8%, respectively, of total operating expenses. The Company generated positive cash flows of approximately $455.0 million, $411.8 million and $374.0 million in 1999, 1998 and 1997, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities.

During 1999, 1998 and 1997, the Company  repurchased  approximately 3.6 million,
5.3 million and 4.7 million shares, respectively, of its outstanding common stock at a cost of approximately $201 million, $247 million and $248 million, respectively. Funds to repurchase the shares in 1997 and 1998 were primarily provided by borrowings under credit facilities evidenced by notes payable. The shares repurchased in 1999 were funded with a $150 million special dividend from MGIC and cash flow. The Company cannot predict whether it will repurchase additional shares in 2000.

The 1997 and 1998 credit facilities provide up to $200 million and $225 million, respectively, of availability at December 31, 1999. The 1997 credit facility will decrease by $25 million each year through June 20, 2001. Any outstanding borrowings under this facility mature on June 20, 2002. The 1998 credit facility will decrease by $25 million each year through June 9, 2002. Any outstanding borrowings under this facility mature on June 9, 2003. The Company has the option on notice to lenders, to prepay any borrowings under the agreements subject to certain provisions. In addition to the 1997 and 1998 credit facilities, the Company entered into a $100 million credit facility in November 1999. At December 31, 1999, there were no outstanding borrowings under this facility.

MGIC had guaranteed one half of a $50 million credit facility for C-BASS that was repaid in July 1999. MGIC is guaranteeing one half of a $50 million credit facility for Sherman that is scheduled to expire in June 2000. The Company expects it will provide additional funding to the joint ventures.

MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 11.9:1 at December 31, 1999 compared to 12.9:1 at December 31, 1998. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the net additional risk in force of $2.5 billion, net of reinsurance, during 1999.

The Company's combined insurance risk-to-capital ratio was 12.9:1 at December 31, 1999, compared to 13.6:1 at December 31, 1998. The decrease was due to the same reasons as described above.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result, the amount of capital required under ten
statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its competitive position, business outlook, management, corporate strategy, and historical and projected operating performance.

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see Note 11 of the Notes to the Consolidated Financial Statements.

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


                                     eleven

o the level of PMI coverage, subject to the limitations of the GSEs' charters when PMI is used as the required credit enhancement on low down payment mortgages,

o whether the GSE influences the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

o whether a GSE will give mortgage lenders an incentive to select a mortgage insurer which has a `AAA' claims-paying ability rating to benefit from the lower capital required of the GSE under OFHEO's proposed stress test when a mortgage is insured by a `AAA' company,

o the underwriting standards that determine what loans are eligible for purchase by the GSEs, which thereby affect the quality of the risk insured by the mortgage insurer, as well as the availability of mortgage loans,

o the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

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

The strong economic climate that has existed throughout the United States for some time has favorably impacted losses and encouraged competition to assume default risk. Losses result from events that adversely affect a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A significant deterioration in economic conditions would adversely affect MGIC's losses. The low level of losses that has recently prevailed in the private twelve
mortgage insurance industry has encouraged competition to assume default risk through captive reinsurance arrangements, self-insurance, 80-10-10 loans and other means.

Litigation against mortgage lenders and settlement service providers has been increasing. In recent years, consumers have brought a growing number of lawsuits against home mortgage lenders and settlement service providers seeking monetary damages. In particular, MGIC is a defendant in a lawsuit filed in December 1999 alleging violations of the Real Estate Settlement Procedures Act ("RESPA"). The lawsuit seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid for the mortgage insurance that is found to be involved in a violation of RESPA. There can be no assurance that the lawsuit against MGIC will not have a material adverse effect on the Company.

The pace of change in the home mortgage lending and mortgage insurance industries will likely accelerate. The Company expects the processes involved in home mortgage lending will continue to evolve through greater use of technology. This evolution could effect fundamental changes in the way home mortgages are distributed. Affiliates of lenders who are regulated depositary institutions gained expanded insurance powers under financial modernization and the capital markets may emerge as providers of insurance in competition with traditional insurance companies. These trends and others increase the level of uncertainty attendant to the PMI business, demand rapid response to change and place a premium on innovation.



                                    thirteen

                   MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                      Consolidated Statement of Operations

                                                                     1999                1998               1997
                                                                 --------------     ---------------    ---------------
REVENUES:                                                          (In thousands of dollars, except per share data)
   Premiums written:
     Direct....................................................  $     816,351      $     755,620      $     692,134
     Assumed...................................................          2,215              8,352             11,597
     Ceded (note 7)............................................        (26,221)           (14,811)           (13,483)
                                                                 --------------     ---------------    ---------------

   Net premiums written........................................        792,345            749,161            690,248
   Decrease in unearned premiums...............................            236             14,123             18,496
                                                                 --------------     ---------------    ---------------

   Net premiums earned (note 7)................................        792,581            763,284            708,744

   Investment income, net of expenses (note 4).................        153,071            143,019            123,602
   Realized investment gains, net (note 4).....................          3,406             18,288              3,261
   Other revenue...............................................         47,697             47,075             32,665
                                                                 --------------     ---------------    ---------------

     Total revenues............................................        996,755            971,666            868,272
                                                                 --------------     ---------------    ---------------

LOSSES AND EXPENSES:
   Losses incurred, net (notes 6 and 7)........................         97,196            211,354            242,362
   Underwriting and other expenses.............................        200,779            190,031            157,194
   Interest expense............................................         20,402             18,624              6,399
   Ceding commission (note 7)..................................         (2,632)            (2,928)            (3,056)
                                                                 --------------     ---------------    ---------------

     Total losses and expenses.................................        315,745            417,081            402,899
                                                                 --------------     ---------------    ---------------

Income before tax..............................................        681,010            554,585            465,373
Provision for income tax (note 10).............................        210,809            169,120            141,623
                                                                 --------------     ---------------    ---------------

Net income.....................................................  $     470,201      $     385,465      $     323,750
                                                                 ==============     ===============    ===============

Earnings per share (note 11):
   Basic.......................................................  $        4.35      $        3.44      $        2.78
                                                                 ===============    ===============    ===============

   Diluted.....................................................  $        4.30      $        3.39      $        2.75
                                                                 ===============    ===============    ===============



              See accompanying notes to consolidated financial statements.


                                                             fourteen

                   MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                           December 31, 1999 and 1998

                           Consolidated Balance Sheet


                                                                                    1999                  1998
                                                                               ----------------     -----------------
ASSETS                                                                               (In thousands of dollars)
------
Investment portfolio (note 4):
   Securities, available-for-sale, at market value:
     Fixed maturities........................................................  $     2,666,562      $      2,602,870
     Equity securities.......................................................           15,426                 4,627
     Short-term investments..................................................          107,746               172,209
                                                                               ----------------     -----------------

       Total investment portfolio............................................        2,789,734             2,779,706

Cash ........................................................................            2,322                 4,650
Accrued investment income....................................................           46,713                41,477
Reinsurance recoverable on loss reserves (note 7)............................           35,821                45,527
Reinsurance recoverable on unearned premiums (note 7)........................            6,630                 8,756
Home office and equipment, net...............................................           32,880                32,400
Deferred insurance policy acquisition costs..................................           22,350                24,065
Investments in joint ventures (note 8).......................................          101,545                75,246
Other assets.................................................................           66,398                38,714
                                                                               ----------------     -----------------

       Total assets..........................................................  $     3,104,393      $      3,050,541
                                                                               ================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Liabilities:
   Loss reserves (notes 6 and 7).............................................  $       641,978      $        681,274
   Unearned premiums (note 7)................................................          181,378               183,739
   Notes payable (note 5)....................................................          425,000               442,000
   Other liabilities.........................................................           80,048               102,937
                                                                               ----------------     -----------------

       Total liabilities.....................................................        1,328,404             1,409,950
                                                                               ----------------     -----------------

Contingencies (note 13)

Shareholders' equity (note 11):
   Common stock,  $1 par value,  shares  authorized  300,000,000;
     shares issued 121,110,800; outstanding 1999 - 105,798,034;
     1998 - 109,003,032......................................................          121,111               121,111
   Paid-in surplus...........................................................          211,593               217,022
   Treasury stock (shares at cost 1999 - 15,312,766;
     1998 - 12,107,768)......................................................         (665,707)             (482,465)
   Accumulated other comprehensive income - unrealized
     (depreciation) appreciation in investments, net of tax (note 2).........          (40,735)               94,572
   Retained earnings (note 11)...............................................        2,149,727             1,690,351
                                                                               ----------------     -----------------

     Total shareholders' equity..............................................        1,775,989             1,640,591
                                                                               ----------------     -----------------

     Total liabilities and shareholders' equity..............................  $     3,104,393      $      3,050,541
                                                                               ================     =================


              See accompanying notes to consolidated financial statements.


                                                              fifteen

                   MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                  Years Ended December 31, 1999, 1998 and 1997

                 Consolidated Statement of Shareholders' Equity

                                                                                Accumulated
                                                                                   other
                                      Common        Paid-in       Treasury     comprehensive    Retained     Comprehensive
                                       stock        surplus         stock      income(note 2)   earnings        income
                                    ------------  ------------   ------------  --------------  ------------  -------------
                                                                  (In thousands of dollars)

Balance, December 31, 1996......... $   121,111   $   207,984    $   (7,073)   $      40,685   $ 1,003,408

Net income.........................           -             -             -                -       323,750   $    323,750
Unrealized investment gains, net...           -             -             -           43,300             -         43,300
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    367,050
                                                                                                             =============
Dividends declared.................           -             -      (248,426)               -       (11,029)
Reissuance of treasury stock.......           -        10,515         2,557                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1997.........     121,111       218,499      (252,942)          83,985     1,316,129

Net income.........................           -             -             -                -       385,465   $    385,465
Unrealized investment gains, net...           -             -             -           10,587             -         10,587
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    396,052
                                                                                                             =============
Dividends declared.................           -             -             -                -       (11,243)
Repurchase of outstanding common
  shares...........................           -             -      (246,840)               -             -
Reissuance of treasury stock.......           -        (1,477)       17,317                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1998.........     121,111       217,022      (482,465)          94,572     1,690,351

Net income.........................           -             -             -                -       470,201   $    470,201
Unrealized investment losses, net..           -             -             -         (135,307)            -       (135,307)
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    334,894
                                                                                                             =============
Dividends declared.................           -             -             -                -       (10,825)
Repurchase of outstanding common
  shares...........................           -             -      (200,533)               -             -
Reissuance of treasury stock.......           -        (5,429)       17,291                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1999......... $   121,111   $   211,593    $ (665,707)   $     (40,735)  $ 2,149,727
                                    ============  ============   ============  ==============  ============

              See accompanying notes to consolidated financial statements.


                                                              sixteen

                   MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                  Years Ended December 31, 1999, 1998 and 1997

                      Consolidated Statement of Cash Flows

                                                                           1999                1998               1997
                                                                      ----------------    ---------------    ----------------
                                                                                    (In thousands of dollars)
Cash flows from operating activities:
   Net income.......................................................  $      470,201      $      385,465     $      323,750
   Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of deferred insurance policy
         acquisition costs..........................................          16,822              20,717             21,373
       Increase in deferred insurance policy acquisition costs......         (15,107)            (17,626)           (16,573)
       Depreciation and other amortization..........................          11,746               7,742              8,187
       Increase in accrued investment income........................          (5,236)             (5,992)            (2,122)
       Decrease (increase) in reinsurance recoverable on
         loss reserves..............................................           9,706             (19,112)             3,412
       Decrease in reinsurance recoverable on unearned
         premiums...................................................           2,126                 483              2,506
       (Decrease) increase in loss reserves.........................         (39,296)             82,591             84,641
       Decrease in unearned premiums................................          (2,361)            (14,566)           (21,002)
       Equity earnings in joint ventures............................         (12,700)            (12,420)            (7,100)
       Other........................................................          19,114             (15,500)           (23,023)
                                                                      ----------------    ---------------    ----------------

Net cash provided by operating activities...........................         455,015             411,782            374,049
                                                                      ----------------    ---------------    ----------------

Cash flows from investing activities:
   Purchase of equity securities....................................         (14,035)             (3,886)          (112,780)
   Purchase of fixed maturities.....................................      (1,223,599)           (916,129)          (685,217)
   Investments in joint ventures....................................         (13,599)            (33,426)            (7,350)
   Proceeds from sale of equity securities..........................           4,150             116,164              9,971
   Proceeds from sale or maturity of fixed maturities...............         949,723             529,358            447,284
                                                                      ----------------    ---------------    ----------------

Net cash used in investing activities...............................        (297,360)           (307,919)          (348,092)
                                                                      ----------------    ---------------    ----------------

Cash flows from financing activities:
   Dividends paid to shareholders...................................         (10,825)            (11,243)           (11,029)
   Net (decrease) increase in notes payable.........................         (17,000)            204,500            202,076
   Reissuance of treasury stock.....................................           3,912               6,953              7,073
   Repurchase of common stock.......................................        (200,533)           (246,840)          (248,426)
                                                                      ----------------    ---------------    ----------------

Net cash used in financing activities...............................        (224,446)            (46,630)           (50,306)
                                                                      ----------------    ---------------    ----------------

Net increase (decrease) in cash and cash equivalents................         (66,791)             57,233            (24,349)
Cash and cash equivalents at beginning of year......................         176,859             119,626            143,975
                                                                      ----------------    ---------------    ----------------

Cash and cash equivalents at end of year............................  $      110,068      $      176,859     $      119,626
                                                                      ================    ===============    ================

              See accompanying notes to consolidated financial statements.


                                                             seventeen

MGIC Investment Corporation & Subsidiaries -- December 31, 1999, 1998 and 1997

Notes to Consolidated Financial Statements

1.     Nature of business

    MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States to protect against loss from defaults on low down payment residential mortgage loans. Through certain other non-insurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting and portfolio analysis.

    At December 31, 1999, the Company's direct primary insurance in force (representing the current principal balance of all mortgage loans that are currently insured) and direct primary risk in force, excluding Wisconsin Mortgage Assurance Corporation ("WMAC"), was approximately $147.6 billion and $35.6 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 1999 was approximately $1.6 billion.

    On December 31, 1998, the Company purchased WMAC from a third party for $2 million. MGIC contributed an additional $13 million of capital to WMAC to comply with minimum regulatory capital requirements. WMAC wrote mortgage insurance on first mortgages collateralized by one- to four-family residences until February 28, 1985 at which time it ceased writing new business. WMAC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $2.3 billion, $0.6 billion and $0.4 billion, respectively, at December 31, 1999. (See note 7.)

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

Principles of consolidation
    The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 48% investments in Credit-Based Asset Servicing and Securitization LLC and Litton Loan Servicing LP (collectively, "C-BASS") and 45.5% investment in Sherman Financial Group LLC, ("Sherman"), joint ventures with Enhance Financial Services Group Inc. and 47% investment in Customers Forever LLC, ("Customers Forever"), a joint venture with Marshall & Ilsley Corporation, are accounted for on the equity method and recorded on the balance sheet as investments in joint ventures. The Company's equity earnings from these joint ventures are included in other revenue. (See note 8.)

Investments
    The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and must be recorded at market and the unrealized gains or losses recognized as an increase or decrease to shareholders' equity. During 1997, 1998 and 1999, the Company's entire investment portfolio was classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Home office and equipment
    Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

    Home office and equipment is shown net of accumulated depreciation of $31.5 million and $45.2 million at December 31, 1999 and 1998, respectively.

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

Reinsurance
    Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Reinsurance recoverable on unearned premiums." The Company nineteen
remains contingently liable for all reinsurance ceded. (See note 7.)

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

                                   Years Ended December 31,
                               ---------------------------------
                                 1999        1998       1997
                                 ----        ----       ----
                                    (shares in thousands)
Weighted-average shares -
   Basic EPS                    108,061     112,135    116,332
Common stock equivalents          1,197       1,447      1,592
                               ----------  ---------  ----------
Weighted-average shares -
   Diluted EPS                  109,258     113,582    117,924
                               ==========  =========  ==========

Statement of cash flows
    For  purposes  of the  consolidated  statement  of cash  flows,  the Company
considers  short-term   investments  to  be  cash  equivalents,   as  short-term
investments have original maturities of three months or less.

Comprehensive income
    The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. The Company's other comprehensive income consists of the change in unrealized appreciation (depreciation) on investments, net of tax. Realized investment gains of $3.4 million and $18.3 million in 1999 and 1998, respectively, include sales of securities which had unrealized appreciation of $27.9 million and $19.0 million at December 31, 1998 and 1997, respectively.

Recent accounting pronouncements
    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which will be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Management does not anticipate adoption of SFAS 133 will have a significant effect on the Company's results of operations or its financial position due to its limited use of derivative instruments. (See note 4.)

Reclassifications
    Certain reclassifications have been made in the accompanying financial statements to 1998 and 1997 amounts to allow for consistent financial reporting.

3.     Related party transactions

    The Northwestern Mutual Life Insurance Company ("NML") held approximately 11% of the common stock of the Company at December 31, 1999. The Company contracts with Northwestern Mutual Investment Services, Inc., a subsidiary of NML, for investment portfolio management. The Company incurred expense of $1.0 million, $1.0 million and $1.1 million for these services in 1999, 1998 and 1997, respectively.

    The Company provided certain services to C-BASS during 1999, 1998 and 1997, and Customers Forever in 1999 in exchange for an immaterial amount of fees. In addition, C-BASS provided certain services to the Company during 1999 in exchange for an immaterial amount of fees.

                                     twenty

4.     Investments

    The following table summarizes the Company's investments at December 31, 1999 and 1998:

                                                                                                                       Financial
                                                                                  Amortized           Market           Statement
                                                                                     Cost             Value              Value
                                                                                -------------     --------------     -------------
                                                                                            (In thousands of dollars)
At December 31, 1999:
--------------------
   Securities, available-for-sale:
     Fixed maturities.......................................................... $   2,732,451     $    2,666,562     $   2,666,562
     Equity securities.........................................................        12,203             15,426            15,426
     Short-term investments....................................................       107,746            107,746           107,746
                                                                                --------------    ---------------    --------------
   Total investment portfolio.................................................. $   2,852,400     $    2,789,734     $   2,789,734
                                                                                ==============    ===============    ==============
At December 31, 1998:
--------------------
   Securities, available-for-sale:
     Fixed maturities.......................................................... $   2,460,418     $    2,602,870     $   2,602,870
     Equity securities.........................................................         1,583              4,627             4,627
     Short-term investments....................................................       172,209            172,209           172,209
                                                                                --------------    ---------------    --------------
   Total investment portfolio.................................................. $   2,634,210     $    2,779,706     $   2,779,706
                                                                                ==============    ===============    ==============

    The amortized cost and market value of investments at December 31, 1999 are as follows:

                                                                                     Gross             Gross
                                                                 Amortized         Unrealized        Unrealized          Market
December 31, 1999:                                                  Cost             Gains             Losses            Value
-----------------                                              ---------------   ---------------   ---------------   ---------------
                                                                                    (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies.................................. $     163,663     $         305     $      (9,162)    $      154,806
Obligations of states and political subdivisions..............     2,195,031            25,196           (71,323)         2,148,904
Corporate securities..........................................       466,204               469           (11,406)           455,267
Mortgage-backed securities....................................         1,366                 -                (8)             1,358
Debt securities issued by foreign sovereign governments.......        13,933                55               (15)            13,973
                                                               ---------------   ---------------   ---------------   ---------------
   Total debt securities......................................     2,840,197            26,025           (91,914)         2,774,308

Equity securities.............................................        12,203             3,223                 -             15,426
                                                               ---------------   ---------------   ---------------   ---------------
   Total investment portfolio................................. $   2,852,400     $      29,248     $     (91,914)    $    2,789,734
                                                               ===============   ===============   ===============   ===============

    The amortized cost and market value of investments at December 31, 1998 are as follows:

                                                                                     Gross             Gross
                                                                 Amortized         Unrealized        Unrealized          Market
December 31, 1998:                                                  Cost             Gains             Losses            Value
-----------------                                              ---------------   ---------------   ---------------   ---------------
                                                                                    (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies.................................. $      65,811     $       5,746     $        (141)    $       71,416
Obligations of states and political subdivisions..............     2,030,847           120,033            (1,290)         2,149,590
Corporate securities..........................................       518,965            16,819              (100)           535,684
Mortgage-backed securities....................................         1,120                16                (3)             1,133
Debt securities issued by foreign sovereign governments.......        15,884             1,372                 -             17,256
                                                               ---------------   ---------------   ---------------   ---------------
   Total debt securities......................................     2,632,627           143,986            (1,534)         2,775,079

Equity securities.............................................         1,583             3,044                 -              4,627
                                                               ---------------   ---------------   ---------------   ---------------
   Total investment portfolio................................. $   2,634,210     $     147,030     $      (1,534)    $    2,779,706
                                                               ===============   ===============   ===============   ===============

                                                            twenty-one

    The amortized cost and market values of debt securities at December 31, 1999, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 Amortized         Market
                                    Cost            Value
                                -------------    ------------
                                 (In thousands of dollars)
Due in one year or less........ $   116,762      $   116,852
Due after one year through
  five years...................     458,897          462,135
Due after five years through
  ten years....................     886,841          881,439
Due after ten years............   1,376,331        1,312,524
                                -------------    ------------
                                  2,838,831        2,772,950
Mortgage-backed securities.....       1,366            1,358
                                -------------    ------------
Total at December 31, 1999..... $ 2,840,197      $ 2,774,308
                                =============    ============

    Net investment income is comprised of the following:

                           1999         1998         1997
                        -----------  -----------   ----------
                             (In thousands of dollars)
Fixed maturities....... $  144,614   $  133,307    $ 117,448
Equity securities......        975        1,133          485
Short-term investments.      8,865        9,603        6,813
Other .................         46           79           65
                        -----------  -----------   ----------
Investment income......    154,500      144,122      124,811
Investment expenses....     (1,429)      (1,103)      (1,209)
                        -----------  -----------   ----------
Net investment income.. $  153,071   $  143,019    $ 123,602
                        ===========  ===========   ==========

    The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

                                  1999         1998         1997
                               ---------    ----------   ----------
                                   (In thousands of dollars)
Net realized investment gains
  (losses), on sale of
  investments:
    Fixed maturities........  $   3,409    $    8,349   $    3,734
    Equity securities.......          -         9,941         (472)
    Short-term investments..         (3)           (2)          (1)
                              ----------   ----------   ----------
                                  3,406        18,288        3,261
                              ----------   ----------   ----------
Change in net unrealized
  appreciation (depreciation):
    Fixed maturities........   (208,338)       25,631       56,934
    Equity securities.......        179        (9,339)       9,677
    Short-term investments..          -             -            -
                              ----------   ----------   ----------
                               (208,159)       16,292       66,611
                              ----------   ----------   ----------
Net realized investment
  gains (losses) and change
  in net unrealized
  appreciation (depreciation) $(204,753)   $   34,580   $   69,872
                              ==========   ==========   ==========
    The  gross  realized  gains  and the  gross  realized  losses  on  sales  of
available-for-sale   securities   were   $14.5   million   and  $11.1   million,
respectively, in 1999, $22.7 million and $4.4 million, respectively, in 1998 and $5.7 million and $2.4 million, respectively, in 1997.

    The tax expense (benefit) of the changes in net unrealized appreciation (depreciation) was ($72.9) million, $5.7 million and $23.3 million for 1999, 1998 and 1997, respectively.

5.  Notes payable

    During 1999, 1998 and 1997, the Company repurchased approximately 3.6 million, 5.3 million and 4.7 million shares, respectively, of its outstanding common stock at a cost of approximately $201, $247 and $248 million, respectively. Funds to repurchase the shares in 1997 and 1998 were primarily provided by borrowings under credit facilities evidenced by notes payable. The shares repurchased in 1999 were funded with a $150 million special dividend from MGIC and cash flow.

    The 1997 and 1998 credit facilities provide up to $200 million and $225 million, respectively, of availability at December 31, 1999. The 1997 credit facility will decrease by $25 million each year through June 20, 2001. Any outstanding borrowings under this facility mature on June 20, 2002. The 1998 credit facility will decrease by $25 million each year through June 9, 2002. Any outstanding borrowings under this facility mature on June 9, 2003. The Company has the option on notice to lenders, to prepay any borrowings under the agreements subject to certain provisions.

    At December 31, 1999, the Company's outstanding balance of the notes payable on the 1997 and 1998 credit facilities were $200 million and $225 million, respectively, which approximated market value. The interest rate on the notes payable varies based on LIBOR and at December 31, 1999 and December 31, 1998 the rate was 6.17% and 5.80%, respectively. The weighted average interest rate on the notes payable for borrowings under the 1997 and 1998 credit twenty-two
agreements was 5.57% and 5.86% per annum for the years ended December 31, 1999 and 1998, respectively. Interest payments on the notes payable were $22.0 million and $17.7 million for the years ended December 31, 1999 and 1998, respectively. In addition to the 1997 and 1998 credit facilities, the Company entered into a $100 million credit facility in November 1999. At December 31, 1999, there were no outstanding borrowings under this facility.

    Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of `AA-' or better with Standard & Poor's Corporation ("S&P"). At December 31, 1999, the Company had shareholders' equity of $1,776 million and MGIC had a claims paying ability rating of `AA+' from S&P.

    During the twelve months ended December 1999, the Company utilized three interest rate swaps each with a notional amount of $100 million to reduce and manage interest rate risk on a portion of the variable rate debt under the credit facilities. With respect to all such transactions, the notional amount of $100 million represents the stated principal balance used as a basis for calculating payments. On the swaps, the Company receives and pays amounts based on rates that can be fixed or variable depending on the terms negotiated. Two of the swaps renew monthly and one expires in October 2000. Earnings during the twelve months ended December 1999 on the swaps of approximately $3.8 million are netted against interest expense in the Consolidated Statement of Operations.

    During 1998, the Company earned approximately $0.2 million as a result of an interest rate swap with a $100 million notional amount entered into during the fourth quarter of 1998. In addition, during the fourth quarter of 1998, the Company sold three successive $100 million put-swaptions for investment purposes. All three put-swaptions expired unexercised, the last expiring on January 6, 1999. Premium income in 1998 on the put-swaptions of approximately $0.3 million and the $0.2 million of earnings on the swap were netted against interest expense in the 1998 Consolidated Statement of Operations.

6.  Loss reserves

    Loss reserve activity was as follows:
                           1999          1998          1997
                        ------------  ------------  ------------
                               (In thousands of dollars)
Reserve at beginning
  of year               $  681,274    $  598,683    $  514,042
Less reinsurance
  recoverable.........      45,527        26,415        29,827
                        ------------  ------------  ------------
Net reserve at
  beginning of year...     635,747       572,268       484,215
Reserve transfer (1)..         833           538           537
                        ------------  ------------  ------------
Adjusted reserve at
  beginning of year...     636,580       572,806       484,752

Losses incurred:
  Losses and LAE
    incurred in respect of
    default notices
    received in:
      Current year....     333,193       377,786       360,623
      Prior years (2).    (235,997)     (166,432)     (118,261)
                        ------------  ------------  ------------
        Subtotal......      97,196       211,354       242,362
                        ------------  ------------  ------------
Losses paid:
  Losses and LAE paid
    in respect of default
    notices received in:
      Current year....       7,601         8,752        15,257
      Prior years.....     120,018       139,661       139,589
                        ------------  ------------  ------------
        Subtotal......     127,619       148,413       154,846
                        ------------  ------------  ------------
Net reserve at end of year 606,157       635,747       572,268
Plus reinsurance
  recoverables........      35,821        45,527        26,415
                        ------------  ------------  ------------
Reserve at end of year  $  641,978    $  681,274    $  598,683
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

    Current year losses incurred decreased from 1998 to 1999 primarily due to generally strong economic conditions, improvement in the California real estate market, and MGIC's claims mitigation efforts which twenty-three
resulted in a decline in losses paid and a reduction in both primary and pool reserve factors. Partially offsetting the reduction in factors was an increase in the primary insurance notice inventory from 29,253 at December 31, 1998 to 29,761 at December 31, 1999 and an increase in pool insurance notice inventory from 6,524 at December 31, 1998 to 11,638 at December 31, 1999. These events contributed to an increase in the redundancy in prior year loss reserves.

    The favorable development of the reserves in 1999, 1998 and 1997 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1998, 1997 and 1996, respectively.

    The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

7.     Reinsurance

    The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on estimated reserves for unpaid losses and unearned premiums. Business written between 1985 and 1993 is ceded under various quota share reinsurance agreements with several reinsurers. The Company receives a ceding commission in connection with this reinsurance. Beginning in 1997, the Company cedes business to captive reinsurance subsidiaries of certain mortgage lenders primarily under excess of loss reinsurance agreements.

    During 1997, 1998 and 1999, MGIC signed agreements with WMAC and certain WMAC reinsurers to assume all of the reinsurers' interest in WMAC mortgage insurance writings, which had been previously ceded to those reinsurers. As a result, the portion of WMAC's insurance in force reinsured by MGIC increased from approximately 65 percent to approximately 68 percent. (See note 1.)

    As a result of the purchase of WMAC on December 31, 1998, reinsurance recoverable on loss reserves as shown in the Consolidated Balance Sheet includes approximately $19 million and $26 million of reinsured loss reserves at December 31, 1999 and December 31, 1998, respectively.

    The effect of reinsurance on premiums earned and losses incurred is as follows:

                           1999           1998           1997
                        ------------   ------------   ------------
                                (In thousands of dollars)
Premiums earned:
  Direct..............  $  810,974     $  770,775     $  712,069
  Assumed.............       7,008          9,670         12,665
  Ceded ..............     (25,401)       (17,161)       (15,990)
                        ------------   ------------   ------------

  Net premiums earned.  $  792,581     $  763,284     $  708,744
                        ============   ============   ============

Losses incurred:
  Direct..............  $   94,920     $  216,340     $  247,137
  Assumed.............      (1,332)        (3,234)         3,683
  Ceded ..............       3,608         (1,752)        (8,458)
                        ------------   ------------   ------------

  Net losses incurred.  $   97,196     $  211,354     $  242,362
                        ============   ============   ============

8.  Investments in joint ventures

    C-BASS engages in the acquisition and resolution of delinquent single-family residential mortgage loans ("mortgage loans"). C-BASS also purchases and sells mortgage-backed securities ("mortgage securities"), interests in real estate mortgage investment conduit residuals and performs mortgage loan servicing. In addition, C-BASS issues mortgage-backed debt securities collateralized by mortgage loans and mortgage securities. Substantially all of C-BASS's mortgage-related assets do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of C-BASS. Market value adjustments could impact the Company's share of C-BASS's results of operations.

    At December 31, 1999 the Company had contributed approximately $54 million of capital to C-BASS. Total combined assets of C-BASS at December 31, 1999 and 1998 were approximately $934 million and $623 million, respectively, of which approximately $773 million and $550 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 1999 and 1998 were approximately $744 million and $468 million, respectively, of which approximately $617 million and $459 million, respectively, were funding arrangements, including accrued interest.

                                  twenty-four

For the years ended December 31, 1999 and 1998, revenues of approximately $112 million and $70 million, respectively, and expenses of approximately $72 million and $44 million, respectively, resulted in income before tax of approximately $40 million and $26 million, respectively. MGIC had guaranteed one half of a $50 million credit facility for C-BASS that was repaid in July 1999.

    Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of Sherman. Market value adjustments could impact the Company's share of Sherman's results of operations. At December 31, 1999 the Company had contributed approximately $9 million of capital to Sherman. MGIC is guaranteeing one half of a $50 million Sherman credit facility that is scheduled to expire in June 2000.

    Customers  Forever  is  an  Internet-focused   transaction  service  company
dedicated to helping large residential mortgage servicers retain and enhance relationships with their customers nationwide. At December 31, 1999 the Company had contributed approximately $7 million of capital to Customers Forever.

    The Company expects that it will provide additional funding to the joint ventures.

9.  Benefit plans

    The following  tables provide  reconciliations  of the changes in the benefit  obligation,  fair value of plan assets and funded status of the pension and other postretirement benefit plans:
                                                                                                          Other Postretirement
                                                                               Pension Benefits                 Benefits
                                                                           --------------------------   --------------------------
                                                                              1999           1998          1999          1998
                                                                           ------------   -----------   ------------  ------------
                                                                                         (In thousands of dollars)
Reconciliation of benefit obligation:
------------------------------------
Benefit obligation at beginning of year..................................  $   66,280     $   51,190    $   23,010    $    19,364
   Service cost..........................................................       5,869          4,064         2,041          1,612
   Interest cost.........................................................       4,677          3,959         1,644          1,357
   Actuarial (gain) loss.................................................      (5,917)         7,908        (2,044)           883
   Benefits paid.........................................................        (938)          (841)         (139)          (206)
                                                                           ------------   -----------   ------------  ------------

Benefit obligation at end of year........................................  $   69,971     $   66,280    $   24,512    $    23,010
                                                                           ============   ===========   ============  ============

Reconciliation of fair value of plan assets:
-------------------------------------------
Fair value of plan assets at beginning of year...........................  $   73,822     $   57,578    $   11,045    $     8,632
   Actual return on plan assets..........................................       6,390          9,895           422          1,141
   Employer contributions................................................       7,574          7,190         1,863          1,272
   Benefits paid.........................................................        (938)          (841)            -              -
                                                                           ------------   -----------   ------------  ------------

Fair value of plan assets at end of year.................................  $   86,848     $   73,822    $   13,330    $    11,045
                                                                           ============   ===========   ============  ============

Reconciliation of funded status:
-------------------------------
Benefit obligation at end of year........................................  $  (69,971)    $  (66,280)   $  (24,512)   $   (23,010)
Fair value of plan assets at end of year.................................      86,848         73,822        13,330         11,045
                                                                           ------------   -----------   ------------  ------------
Funded status at end of year.............................................      16,877          7,542       (11,182)       (11,965)


                                                            twenty-five

                         Notes continued

   Unrecognized net actuarial gain.......................................     (12,011)        (4,741)       (4,959)        (3,145)
   Unrecognized net transition obligation................................          31             63         6,889          7,419
   Unrecognized prior service cost.......................................       2,359          2,542             -              -
                                                                           ------------   -----------   ------------  ------------

Prepaid (accrued) benefit cost...........................................  $    7,256     $    5,406    $   (9,252)   $    (7,691)
                                                                           ============   ===========   ============  ============

    The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

                                                                                                   Other Postretirement
                                                          Pension Benefits                               Benefits
                                              -----------------------------------------  -----------------------------------------
                                                 1999          1998           1997          1999           1998          1997
                                              ------------  ------------   ------------  ------------   ------------  ------------
                                                                           (In thousands of dollars)
Service cost................................  $    5,869    $     4,064    $    3,569    $     2,041    $    1,612    $     1,379
Interest cost...............................       4,677          3,959         3,169          1,644         1,357          1,267
Expected return on plan assets..............      (5,543)        (4,674)       (3,521)          (844)         (696)          (506)
Recognized net actuarial gain...............           -              -             -            (17)         (170)           (67)
Amortization of transition obligation.......          32             32            32            530           530            530
Amortization of prior service cost..........         183            183           (20)             -             -              -
                                              ------------  ------------   ------------  ------------   ------------  ------------

Net periodic benefit cost...................  $    5,218    $     3,564    $    3,229    $     3,354    $    2,633    $     2,603
                                              ============  ============   ============  ============   ============  ============

    The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

                                                                                                      Other Postretirement
                                                          Pension Benefits                               Benefits
                                              -----------------------------------------  -----------------------------------------
                                                 1999          1998           1997          1999           1998          1997
                                              ------------  ------------  -------------  ------------   ------------  ------------
Weighted-average interest rate assumptions
 as of December 31:
     Discount rate..........................        7.5%           7.0%          7.5%           7.5%          7.0%           7.5%
     Expected return on plan assets.........        7.5%           7.5%          7.5%           7.5%          7.5%           7.5%
     Rate of compensation increase..........        6.0%           6.0%          6.0%            N/A           N/A            N/A


    Plan assets consist of fixed maturities and equity securities. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 6.5% decreasing to 6% for 2000 and remaining level thereafter. A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

                                    1-Percentage     1-Percentage
                                        Point           Point
                                      Increase         Decrease
                                    ------------     ------------
                                      (In thousands of dollars)
-------------------------------
Effect on total service and
  interest cost components....        $   843         $  (706)
Effect on postretirement
  benefit obligation..........          4,960          (4,138)

    The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $5.3 million, $5.0 million and $3.8 million in 1999, 1998 and 1997, respectively.

10. Income taxes

    The components of the net deferred tax (asset) liability as of December 31, 1999 and 1998 are recorded on the Consolidated Balance Sheet as part of other assets or other liabilities and are as follows:

                                              1999              1998
                                           -----------       -----------
                                             (In thousands of dollars)
Unearned premium reserves................   $ (17,726)        $ (16,897)



                                   twenty-six

Deferred policy acquisition costs....       7,822         8,423
Loss reserves........................      (8,119)      (11,688)
Unrealized appreciation in
  investments........................     (21,933)       50,923
Contingency reserve..................      29,029         4,473
Other ...............................      (4,521)       (6,700)
                                      -----------    -----------

Net deferred tax (asset) liability... $   (15,448)   $   28,534
                                      ===========    ===========

    At December 31, 1999, gross deferred tax assets and liabilities amounted to $84.8 million and $69.4 million, respectively. Management believes that all gross deferred tax assets at December 31, 1999 are fully realizable and no valuation reserve has been established.

    The following summarizes the components of the provision for income tax:

                           1999          1998          1997
                        -----------   -----------   -----------
                              (In thousands of dollars)
Federal:
  Current.............. $   179,423   $  171,244    $  147,983
  Deferred.............      28,874       (4,198)       (7,833)
State   ...............       2,512        2,074         1,473
                        -----------   -----------   -----------

Provision for income
  tax                   $   210,809   $  169,120    $  141,623
                        ===========   ===========   ===========

    The Company paid $173.1 million, $160.6 million and $151.1 million in federal income tax in 1999, 1998 and 1997, respectively. At December 31, 1999 and 1998, the Company owned $704.1 million and $600.8 million, respectively, of tax and loss bonds.

    The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:

                                1999          1998          1997
                            -----------   -----------   -----------
                                 (In thousands of dollars)
Tax provision computed
  at federal tax rate.....  $  238,354    $ 194,105     $ 162,881
(Decrease) increase in
  tax provision resulting
  from:
    Tax exempt
      municipal bond
      interest............     (31,851)     (28,973)      (24,926)
    Other, net............       4,306        3,988         3,668
                            -----------   -----------   -----------

Provision for income tax    $  210,809    $  169,120    $  141,623
                            ===========   ===========   ===========

    The Internal Revenue Service has completed examining the Company's income tax returns through 1994. The results of these examinations had no material effect on the financial statements.

11. Shareholders' equity and dividend restrictions

    The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. As a result of the $150 million special dividend paid by MGIC in 1999, MGIC is required to obtain regulatory approval prior to the payment of dividends in 2000. The other insurance subsidiaries of the Company can pay $6.3 million of dividends in 2000 without such regulatory approval.

    Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

    In 1999, 1998 and 1997, the Company paid dividends of $10.8 million, $11.2 million and $11.0 million, respectively or $.10 per share in 1999 and 1998 and $.095 per share in 1997.

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

                                     twenty-seven

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

    The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

 Year Ended           Net                    Contingency
December 31,         Income       Equity       Reserve
--------------     -----------  ------------ ------------
                         (In thousands of dollars)
    1999           $ 296,287    $ 637,234    $  2,253,418
    1998             187,535      585,280       1,939,626
    1997             144,963      394,274       1,625,810

    The differences between the statutory net income and equity presented above for the insurance subsidiaries and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices, and the effect of the treasury shares on consolidated equity.

    The Company has two stock option plans which permit certain officers and employees to purchase common stock at specified prices. A summary of activity in the stock option plans during 1997, 1998 and 1999 is as follows:

                                    Average         Shares
                                    Exercise      Subject to
                                     Price          Option
                                   -----------   -------------
Outstanding, December 31, 1996...  $    10.40       2,604,626

   Granted.......................       37.04       1,592,000
   Exercised.....................        9.08        (532,332)
   Canceled......................       31.19         (29,420)
                                   -----------     -----------

Outstanding, December 31, 1997...       22.09       3,634,874

   Granted.......................       62.28         109,500
   Exercised.....................       10.99        (478,848)
   Canceled......................       33.99         (70,002)
                                   -----------     -----------

Outstanding, December 31, 1998...       24.87       3,195,524

   Granted.......................       42.29         791,750
   Exercised.....................        8.74        (413,930)
   Canceled......................       45.94         (17,200)
                                   -----------     -----------

Outstanding, December 31, 1999...  $    30.52       3,556,144
                                   ===========     ===========

    The exercise price of the options granted in 1997, 1998 and 1999 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 1999, 2,895,028 shares were available for future grant under the stock option plans.

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

                               Year Ended December 31,
                        --------------------------------------
                           1999         1998          1997
                        -----------   ----------   -----------
Net income              $  464,793    $ 381,689    $  320,416

Earnings per share:
   Basic                $     4.30    $    3.40    $     2.75
   Diluted              $     4.25    $    3.36    $     2.72

    The fair  value of these  options  was  estimated  at grant  date  using the
Black-Scholes   option  pricing  model  with  the  following   weighted  average
assumptions for each year:


                                     twenty-eight

                                Year Ended December 31,
                          -------------------------------------
                             1999         1998         1997
                          -----------  -----------  -----------
Risk free interest rate     6.00%        6.37%        6.44%
Expected life..........   6.38 years   6.82 years   6.88 years
Expected volatility....     29.72%       27.98%       28.07%
Expected dividend yield     0.17%        0.17%        0.16%

    The following is a summary of stock options outstanding at December 31, 1999:

                     Options Outstanding            Options Exercisable
                 -----------------------------     --------------------
                            Remaining    Average             Average
Exercise                    Average      Exercise            Exercise
Price Range       Shares    Life(yrs.)    Price     Shares     Price
---------------  ---------  ----------   --------  ---------  ---------
$2.50-$3.45       356,000      1.0         $3.44     356,000    $  3.44

$9.63-$20.88      815,260      3.9         15.36     810,060      15.35

$26.69-$46.06   2,264,984      8.0         38.40     528,254      36.11

$60.25-$68.63     119,900      8.7         65.21      26,890      65.01
                 ---------  ----------   --------  ---------   ---------

Total           3,556,144      6.4        $30.52   1,721,204    $ 20.03
                =========    =========   ========  =========   =========

    At December 31, 1998 and 1997, option shares of 1,751,725 and 1,540,076 were exercisable at an average exercise price of $14.01 and $8.56, respectively. The Company also granted an immaterial amount of equity instruments other than options during 1998 and 1999.

    On June 2, 1997 the Company effected a two-for-one stock split of the Company's common stock in the form of a 100% stock dividend. Per share and certain equity amounts set forth in the accompanying financial statements and notes have been adjusted to take into account the stock split.

    The Company adopted a Shareholder Rights Plan on July 22, 1999. Under terms of the plan, on August 9, 1999, Common Share Purchase Rights were distributed as a dividend at the rate of one Common Share Purchase Right for each outstanding share of the Company's Common Stock. The "Distribution Date" occurs ten days after an announcement that a person has acquired 15 percent or more of the Company's Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of the Company's Common Stock at a Purchase Price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of shares of Common Stock of the Company (or if after the Shares Acquisition Date, the Company is acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of $.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

12. Leases

    The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next seven years. Generally, all rental payments are fixed.

    Total rental expense under operating leases was $5.5 million, $5.4 million and $5.3 million in 1999, 1998 and 1997, respectively.

    At December 31, 1999, minimum future operating lease payments are as follows (in thousands of dollars):

     2000........................... $  4,072
     2001...........................    3,324
     2002...........................    2,158
     2003...........................    1,056
     2004...........................      403
     2005 and thereafter............      387
                                     --------

          Total..................... $ 11,400
                                     ========

13.    Contingencies

    The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate disposition of this litigation twenty-nine
will not have a material adverse effect on the financial position of the Company.

    In addition, on December 17, 1999, a class action complaint was filed against MGIC in Federal District Court for the Southern District of Georgia, Augusta division, alleging that MGIC violated the Real Estate Settlement Procedures Act by entering into various transactions with lenders (including GSE pool insurance, captive mortgage reinsurance and contract underwriting) that were not properly priced, in return for the referral of mortgage insurance. On December 24, 1999, the Company issued a press release saying that it will aggressively defend against this lawsuit and in due course will answer the complaint and deny liability.




                                     thirty

                       Report of Independent Accountants



To the Board of Directors & Shareholders of
MGIC Investment Corporation

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

January 12, 2000


                                   thirty-one

                       Unaudited quarterly financial data

                                                                            Quarter                                     1999
                                                 ---------------------------------------------------------------
                       1999                         First            Second           Third           Fourth            Year
----------------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                                (In thousands of dollars, except per share data)

Net premiums written...........................  $    184,011     $    196,374     $    207,582    $    204,378     $    792,345
Net premiums earned............................       193,981          194,766          200,042         203,792          792,581
Investment income, net of expenses.............        36,915           38,627           39,303          38,226          153,071
Losses incurred, net...........................        44,232           30,941           19,533           2,490           97,196
Underwriting and other expenses................        53,233           51,949           48,289          47,308          200,779
Net income.....................................       100,418          112,934          122,909         133,940          470,201
Earnings per share (a):
   Basic.......................................           .92             1.04             1.13            1.27             4.35
   Diluted.....................................           .91             1.02             1.11            1.25             4.30

                                                                            Quarter                                     1998
                                                 ---------------------------------------------------------------
                       1998                         First            Second           Third           Fourth            Year
----------------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                                (In thousands of dollars, except per share data)

Net premiums written...........................  $    176,487     $    186,663     $    190,567    $    195,444     $    749,161
Net premiums earned............................       189,821          189,248          191,066         193,149          763,284
Investment income, net of expenses.............        34,389           35,325           36,461          36,844          143,019
Losses incurred, net...........................        59,438           52,514           51,487          47,915          211,354
Underwriting and other expenses................        45,158           45,532           46,498          52,843          190,031
Net income.....................................        94,047           95,212           96,492          99,714          385,465
Earnings per share (a):
   Basic.......................................           .83              .83              .87             .91             3.44
   Diluted.....................................           .81              .82              .86             .91             3.39

(a) Due to the use of weighted average shares  outstanding when calculating  earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.



                                                            thirty-two

                            Shareholder Information


MGIC Stock
----------
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 1999, 105,798,034 shares were outstanding. The following table sets forth for 1998 and 1999 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

                      1998                      1999
            -------------------------  ------------------------
Quarters       High         Low           High         Low

1st         $  74.5000  $  62.0000     $ 45.625    $  30.125
2nd            69.0000     55.3750       51.625       34.750
3rd            65.4375     36.8750       56.750       40.250
4th            48.2500     24.2500       62.750       46.500

In 1998 and 1999 the Company declared and paid the following cash dividends:

                  1998                1999
            -----------------   ------------------
Quarters
1st           $   .025             $   .025
2nd               .025                 .025
3rd               .025                 .025
4th               .025                 .025
              =============        ============
              $   .100             $   .100
              =============        ============

As of February 14, 2000, the number of shareholders of record was 313. In addition, there were approximately 24,900 beneficial owners of shares held by brokers and fiduciaries.