Form 10-K, Exhibit 13
period 2000-12-31
MGIC INVESTMENT CORP
filed 2001-03-30
CIK 876437

              MGIC INVESTMENT CORPORATION & SUBSIDIARIES -- YEARS ENDED DECEMBER 31, 2000, 1999, 1998, 1997 AND 1996

             ----------------------------------------------------------------------------------------------------------
                                            Five-Year Summary of Financial Information
             ----------------------------------------------------------------------------------------------------------

                                                    2000             1999            1998             1997            1996
                                                --------------   --------------  --------------   --------------  --------------

                                                                (In thousands of dollars, except per share data)
Summary of Operations
Revenues:
   Net premiums written.......................  $     887,388    $     792,345   $     749,161    $    690,248    $    588,927
                                                ==============   ==============  ==============   ==============  ==============

   Net premiums earned........................  $     890,091    $     792,581   $     763,284    $    708,744    $    617,043
   Investment income, net.....................        178,535          153,071         143,019         123,602         105,355
   Realized investment gains, net.............          1,432            3,406          18,288           3,261           1,220
   Other revenue..............................         40,283           47,697          47,075          32,665          22,013
                                                --------------   --------------  --------------   --------------  --------------
     Total revenues...........................      1,110,341          996,755         971,666         868,272         745,631
                                                --------------   --------------  --------------   --------------  --------------

Losses and expenses:
   Losses incurred, net.......................         91,723           97,196         211,354         242,362         234,350
   Underwriting and other expenses............        177,837          198,147         187,103         154,138         142,460
   Interest expense...........................         28,759           20,402          18,624           6,399           3,793
   Litigation settlement......................         23,221                -               -               -               -
                                                --------------   --------------  --------------   --------------  --------------
     Total losses and expenses................        321,540          315,745         417,081         402,899         380,603
                                                --------------   --------------  --------------   --------------  --------------

Income before tax.............................        788,801          681,010         554,585         465,373         365,028
Provision for income tax......................        246,802          210,809         169,120         141,623         107,037
                                                --------------   --------------  --------------   --------------  --------------
Net income....................................  $     541,999    $     470,201   $     385,465    $    323,750    $    257,991
                                                ==============   ==============  ==============   ==============  ==============

Weighted average common shares outstanding (in
   thousands) (1).............................        107,260          109,258         113,582         117,924         119,046
                                                ==============   ==============  ==============   ==============  ==============

Diluted earnings per share (1)................  $        5.05    $        4.30   $        3.39    $       2.75    $       2.17
                                                ==============   ==============  ==============   ==============  ==============

Dividends per share (1).......................  $         .10    $         .10   $         .10    $       .095    $        .08
                                                ==============   ==============  ==============   ==============  ==============

Balance sheet data
   Total investments..........................  $   3,472,195    $   2,789,734   $   2,779,706    $  2,416,740    $  2,036,234
   Total assets...............................      3,857,781        3,104,393       3,050,541       2,617,687       2,222,315
   Loss reserves..............................        609,546          641,978         681,274         598,683         514,042
   Long-term debt.............................        397,364          425,000         442,000         237,500               -
   Shareholders' equity.......................      2,464,882        1,775,989       1,640,591       1,486,782       1,366,115
   Book value per share.......................          23.07            16.79           15.05           13.07           11.59


     (1)  In May 1997, the Company declared a two-for-one stock split of the common stock in the form of a 100% stock dividend.
          The additional shares were issued on June 2, 1997. Prior year shares, dividends per share and earnings per share have been restated to reflect the split.

----------------------------------------------------------------------------------------------------------------------------------

     A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company,
     page eighteen.

                                                             -------
                                                               one
                                                             -------

              MGIC INVESTMENT CORPORATION & SUBSIDIARIES -- YEARS ENDED DECEMBER 31, 2000, 1999, 1998, 1997 AND 1996

             ----------------------------------------------------------------------------------------------------------
                                            Five-Year Summary of Financial Information
             ----------------------------------------------------------------------------------------------------------

                                                    2000             1999            1998             1997            1996
                                                --------------   --------------  --------------   --------------  --------------

New primary insurance written ($ millions)....  $      41,546    $      46,953   $      43,697    $     32,250    $     32,756
New primary risk written ($ millions).........         10,353           11,422          10,850           8,305           8,305
New pool risk written ($ millions)............            345              564             618             394               2

Insurance in force (at year-end) ($ millions)
   Direct primary insurance...................        160,192          147,607         137,990         138,497         131,397
   Direct primary risk........................         39,090           35,623          32,891          32,175          29,308
   Direct pool risk...........................          1,676            1,557           1,133             590             232

Primary loans in default ratios
   Policies in force..........................      1,448,348        1,370,020       1,320,994       1,342,976       1,299,038
   Loans in default...........................         37,422           29,761          29,253          28,493          25,034
   Percentage of loans in default.............         2.58%            2.17%           2.21%            2.12%           1.93%

Insurance operating ratios (GAAP)
   Loss ratio.................................         10.3%            12.3%           27.7%            34.2%           38.0%
   Expense ratio..............................         16.4%            19.7%           19.6%            18.4%           21.6%
                                                --------------   --------------  --------------   --------------  --------------
   Combined ratio.............................         26.7%            32.0%           47.3%            52.6%           59.6%
                                                ==============   ==============  ==============   ==============  ==============

Risk-to-capital ratio (statutory)
   MGIC.......................................         10.6:1           11.9:1          12.9:1           15.7:1          18.1:1



                                                             --------
                                                               two
                                                             --------

        -----------------------------------------------------------------
                      Management's Discussion and Analysis
        -----------------------------------------------------------------

Results of Consolidated Operations
2000 Compared with 1999

Net income for 2000 was $542.0 million, compared with $470.2 million in 1999, an increase of 15%. Diluted earnings per share was $5.05 for 2000 compared with $4.30 in 1999. Included in diluted earnings per share for 2000 were a $0.14 charge for the litigation settlement agreement referred to below and $0.01 for realized gains. The 1999 earnings per share included $0.02 for realized gains and $0.10 for loss reserve reductions made in the fourth quarter of 1999. Excluding the aforementioned amounts, earnings per share was $5.18 for 2000, compared to $4.18 for 1999, an increase of 24%.

Total revenues for 2000 were $1,110.3 million, an increase of 11% from the $996.8 million for 1999. This increase was primarily attributed to an improvement in persistency, which generated an increase in renewal premiums. Also contributing to the increase in revenues was an increase in investment income resulting from strong cash flows. See below for a further discussion of premiums and investment income.

Losses and expenses for 2000 were $321.5 million, an increase of 2% from $315.7 million for the same period of 1999. The increase was primarily attributed to the litigation settlement, offset by a decline in underwriting expenses resulting from a decline in contract underwriting activity and an increase in deferred insurance policy acquisition costs. See below for a further discussion of losses incurred and underwriting expenses and the litigation settlement.

The amount of new primary insurance written by Mortgage Guaranty Insurance Corporation ("MGIC") during 2000 was $41.5 billion, compared with $47.0 billion in 1999. Refinancing activity decreased to 13% of new primary insurance written in 2000, compared to 25% in 1999 as a result of the increasing mortgage interest rate environment of the second half of 1999 and in 2000.

The $41.5 billion of new primary insurance written during 2000 was offset by the cancellation of $28.9 billion of insurance in force, and resulted in a net increase of $12.6 billion in primary insurance in force, compared to new primary insurance written of $47.0 billion, cancellation of $37.4 billion, and a net increase of $9.6 billion in insurance in force during 1999. Direct primary insurance in force was $160.2 billion at December 31, 2000, compared to $147.6 billion at December 31, 1999.

In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 2000 and 1999, which was virtually all agency pool insurance, was $345.5 million and $563.8 million, respectively. The Company's direct pool risk in force at December 31, 2000 was $1.7 billion compared to $1.6 billion at December 31, 1999.

Cancellation activity has historically been affected by the level of mortgage interest rates, with cancellations generally moving inversely to the change in the direction of interest rates. Cancellations decreased during 2000 due to increasing mortgage interest rates which resulted in an increase in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 80.4% at December 31, 2000, from 72.9% at December 31, 1999. Future cancellation activity could also be somewhat higher than it otherwise would have been as a result of legislation that went into effect in July 1999 regarding cancellation of mortgage insurance. Cancellation activity could also increase as more of the Company's insurance in force is represented by subprime loans, which the Company anticipates will have materially lower persistency than the Company's prime business. In general, subprime loans are mortgages that would not meet the standard underwriting guidelines of Fannie Mae and Freddie Mac for prime mortgages due to credit quality, documentation, or other factors, such as in a refinance transaction exceeding a specified increase in the amount of mortgage debt due to cash being paid to the borrower.

Principally as a result of changes in coverage requirements by Fannie Mae and Freddie Mac (described under "Other Matters" below), new insurance written for mortgages with reduced coverage (coverage of 17% for 90s and coverage of 25% for 95s) increased to 14% of new insurance written in 2000 compared to 8% a year ago. New insurance written for mortgages with deep coverage (coverage of 25% for 90s and coverage of 30% for 95s) declined to 62% of new insurance written in 2000 compared to 67% a year ago. 90s are mortgages with LTV ratios above 85% but not above 90%, and 95s are mortgages with LTV ratios above 90% but not above 95%.

                                   ----------
                                     three
                                   ----------

New insurance written for subprime mortgages was 19% of new insurance written during 2000 compared to 7% for 1999. The Company expects that subprime loans will have delinquency and default rates in excess of those on the Company's prime business. While the Company believes it has priced its subprime business to generate acceptable returns, there can be no assurance that the assumptions underlying the premium rates adequately address the risk of this business.

Net premiums written increased 12% to $887.4 million in 2000, from $792.3 million in 1999. Net premiums earned increased 12% to $890.1 million in 2000, from $792.6 million in 1999. The increases were primarily a result of a higher percentage of renewal premiums on products with higher premium rates and the growth in insurance in force offset by an increase in ceded premiums to $52.9 million in 2000, compared to $26.2 million in 1999, primarily due to an increase in captive mortgage reinsurance and similar arrangements.

Mortgages (newly insured during 2000 or 1999) equal to approximately 33% of MGIC's new insurance written during 2000 were subject to captive mortgage reinsurance and similar arrangements compared to 32% during 1999. Such arrangements entered into during a reporting period customarily include loans newly insured in a prior reporting period. As a result, the percentages cited above would be lower if only the current reporting period's newly insured mortgages subject to such arrangements were included. At December 31, 2000 approximately 21% of MGIC's risk in force was subject to captive reinsurance and similar arrangements compared to 15% at December 31, 1999. The amount of premiums ceded under captive mortgage reinsurance arrangements and the percentage of new insurance written and risk in force subject to such arrangements are expected to continue to increase.

Investment income for 2000 was $178.5 million, an increase of 17% over the $153.1 million in 1999. This increase was primarily the result of an increase in the amortized cost of average investment assets to $3.1 billion for 2000, from $2.7 billion for 1999, an increase of 13%. The portfolio's average pretax investment yield was 6.0% and 5.6% at December 31, 2000 and 1999, respectively. The portfolio's average after-tax investment yield was 4.9% in 2000 and 1999. The Company realized gains of $1.4 million during 2000 compared to $3.4 million in 1999.

Other revenue, which is composed of various components, was $40.3 million in 2000, compared with $47.7 million in 1999. The change is primarily the result of decreases in contract underwriting and FHA fee revenue (a contract with the FHA was completed in 1999) and an increase in equity losses for Customers Forever LLC, a joint venture with Marshall & Ilsley Corporation, which were offset by increases in equity earnings from Credit-Based Asset Servicing and Securitization LLC ("C-BASS"), a joint venture with Enhance Financial Services Group Inc. ("Enhance"), and Sherman Financial Group LLC, ("Sherman," another joint venture with Enhance). In the first quarter of 2001, Enhance was acquired by Radian Group Inc.

C-BASS engages in the acquisition and resolution of delinquent single-family residential mortgage loans ("mortgage loans"). C-BASS also purchases and sells mortgage-backed securities ("mortgage securities"), interests in real estate mortgage investment conduit residuals and performs mortgage loan servicing. In addition, C-BASS issues mortgage-backed debt securities collateralized by mortgage loans and mortgage securities. C-BASS's results of operations are affected by the timing of these securitization transactions. Substantially all of C-BASS's mortgage-related assets do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of C-BASS. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

Total combined assets of C-BASS at December 31, 2000 and 1999 were approximately $1.0 billion and $934 million, respectively, of which approximately $867 million and $773 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2000 and 1999 were approximately $765 million and $744 million, respectively, of which approximately $694 million and $617 million, respectively, were funding arrangements, including accrued interest, virtually all of which were short-term. For the years ended December 31, 2000 and 1999, revenues of approximately $153 million and $112 million, respectively, and expenses of approximately $97 million and $72 million, respectively, resulted in income before tax of approximately $56 million and $40 million, respectively.

                                   ----------
                                     four
                                   ----------

Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of Sherman. Market value adjustments could impact Sherman's results of operations and the Company's share of those results.

Net losses incurred decreased 6% to $91.7 million in 2000, from $97.2 million in 1999. Such decrease was primarily due to generally strong economic conditions, including in California, and a related decline in losses paid which led the Company to reduce its estimate of the claim rate and the severity (the "reserve factors") for loans in the primary and pool notices inventory. Partially offsetting the reduction in reserve factors was an increase in the primary insurance notice inventory from 29,761 at December 31, 1999 to 37,422 at December 31, 2000, primarily reflecting an increase in subprime notices, and an increase in pool insurance notice inventory from 11,638 at December 31, 1999 to 18,209 at December 31, 2000. The redundancy in loss reserves for 2000 was relatively consistent with that experienced in 1999. The default rate at December 31, 2000 was 2.58% compared to 2.17% at December 31, 1999 and the average claim paid for 2000 was $18,977 compared to $19,444 in 1999. The default rates for the subprime business were 8.66% and 7.39% for 2000 and 1999, respectively.

At December 31, 2000, 67% of the primary insurance in force was written during the last three years, compared to 65% at December 31, 1999. Based on all of the loans in the Company's insurance in force, the highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from this historical pattern and the Company expects the period of highest claims frequency on subprime loans will occur earlier than in this historical pattern.

Underwriting and other expenses decreased to $177.8 million in 2000 from $198.1 million in 1999, a decrease of 10%. This decrease was primarily due to decreases in contract underwriting and an increase in deferred insurance policy acquisition costs.

Interest expense in 2000 increased to $28.8 million from $20.4 million in 1999 due to higher weighted average interest rates in 2000 compared to 1999.

The consolidated insurance operations loss ratio was 10.3% for 2000 compared to 12.3% for 1999. The consolidated insurance operations expense and combined ratios were 16.4% and 26.7%, respectively, for 2000 compared to 19.7% and 32.0%, respectively, for 1999.

The effective tax rate was 31.3% in 2000, compared with 31.0% in 1999. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 2000 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 2000.

Other Matters

In December 2000, MGIC entered into an agreement to settle Downey et. al. v. MGIC, which is pending in Federal District Court for the Southern District of Georgia. The Court has preliminarily approved the settlement agreement, certified a nationwide class of borrowers and scheduled a hearing for June 15, 2001 to consider whether it should enter a final order approving the settlement. The Company has recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act.

The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future

                                   ----------
                                     five
                                   ----------
premium payments. If the Court does not enter a final order approving the settlement, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

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

In partnership with mortgage insurers, the GSEs are offering programs under which, on delivery of an insured loan to a GSE, the primary coverage is converted to an initial shallow tier of coverage followed by a second tier that is subject to an overall loss limit and, depending on the program, compensation may be paid to the GSE for services or other benefits realized by the mortgage insurer from the coverage conversion. Because lenders receive guaranty fee relief from the GSEs on mortgages delivered with these restructured coverages, participation in these programs is competitively significant to mortgage insurers.

In March 1999, the Office of Federal Housing Enterprise Oversight ("OFHEO") released a proposed risk-based capital stress test for the GSEs. One of the elements of the proposed stress test is that future claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is 'AAA' are subject to a 10% reduction over the 10-year period of the stress test, while claim payments from a 'AA' rated insurer, such as MGIC, are subject to a 20% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than 'AAA.' As a result, if adopted as proposed, there is an incentive for the GSEs to use private mortgage insurance provided by a 'AAA' rated insurer. The Company does not believe there should be a reduction in claim payments from private mortgage insurance nor should there be a distinction between 'AAA' and 'AA' rated private mortgage insurers. The proposed stress test covers many topics in addition to capital credit for private mortgage insurance and is not expected to become final for some time. If the stress test ultimately gives the GSEs an incentive to use 'AAA' mortgage insurance, MGIC may need 'AAA' capacity, which in turn would entail using capital to support such a facility as well as additional expenses or MGIC may need to make other changes to provide the GSEs with the equivalent of 'AAA' coverage. The Company cannot predict whether the portion of the stress test discussed above will be adopted in its present form.

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

Total revenues for 1999 were $996.8 million, an increase of 3% from the $971.7 million for 1999. This increase was primarily attributed to an improvement in persistency, which generated an increase in renewal premiums. Also contributing to the increase in revenues was an increase in investment income resulting from strong cash flows. See below for a further discussion of premiums and investment income.

Losses and expenses for 1999 were $315.7 million, a decrease of 24% from the $417.1 million for 1999. The decrease was primarily attributed to a decline in losses incurred resulting from generally strong economic conditions, improvement in the California real estate market, and MGIC's claims mitigation efforts which

                                   ----------
                                     six
                                   ----------
resulted in a decline in losses paid and a reduction in both primary and pool reserve factors. See below for a further discussion of losses incurred and underwriting expenses.

The amount of new primary insurance written by MGIC during 1999 was $47.0 billion, compared with $43.7 billion in 1998. Refinancing activity decreased to 25% of new primary insurance written in 1999, compared to 31% in 1998 as a result of the increasing mortgage interest rate environment of the second half of 1999.

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

Cancellation activity has historically been affected by the level of mortgage interest rates, with cancellations generally moving inversely to the change in the direction of interest rates. Cancellations decreased during 1999 due to increasing mortgage interest rates which resulted in an increase in the MGIC persistency rate to 72.9% at December 31, 1999, from 68.1% at December 31, 1998.

Net premiums written increased 6% to $792.3 million in 1999, from $749.2 million in 1998. Net premiums earned increased 4% to $792.6 million in 1999, from $763.3 million in 1998. The increases were primarily a result of a higher percentage of renewal premiums on mortgage loans with deeper coverages and the growth in insurance in force offset by an increase in ceded premiums to $26.2 million in 1999, compared to $14.8 million in 1998, primarily due to an increase in captive mortgage reinsurance.

For a discussion of captive mortgage reinsurance and similar arrangements, certain programs with the GSEs regarding mortgage insurance and proposed capital regulations for the GSEs, see the 2000 compared with 1999 discussion and "Other Matters" above.

Investment income for 1999 was $153.1 million, an increase of 7% over the $143.0 million in 1998. This increase was primarily the result of an increase in the amortized cost of average investment assets to $2.7 billion for 1999, from $2.5 billion for 1998, an increase of 11%. The portfolio's average pretax investment yield was 5.6% in 1999 and 1998. The portfolio's average after-tax investment yield was 4.9% in 1999 and 1998. The Company realized gains of $3.4 million during 1999 compared to $18.3 million in 1998. The decrease is primarily the result of gains on the sale of equity securities in 1998 compared to no such gains in 1999.

Other revenue, which is composed of various components, was $47.7 million in 1999, compared with $47.1 million in 1998. The change is primarily the result of an increase in equity earnings from C-BASS, a joint venture with Enhance, offset by equity losses from two joint ventures formed in 1999, Sherman, another joint venture with Enhance, and Customers Forever, a joint venture with Marshall and Ilsley Corporation, and a decrease in contract underwriting revenue. In accordance with generally accepted accounting principles, C-BASS is required to estimate the value of its mortgage related assets and recognize in earnings the resulting net unrealized gains and losses. Including open trades, C-BASS's mortgage related assets were $773 million at December 31, 1999. Substantially all of C-BASS's mortgage-related assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS. Market valuation adjustments could impact C-BASS's results of operations and the Company's share of those results.

A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values and, as a result, their value for financial statements purposes is estimated by the management of Sherman. Market value adjustments could impact Sherman's results of operations and the Company's share of those results.

                                   ----------
                                     seven
                                   ----------

Net losses incurred decreased 54% to $97.2 million in 1999, from $211.4 million in 1998. Such decrease was primarily due to generally strong economic conditions, improvement in the California real estate market, and MGIC's claims mitigation efforts, which in the aggregate resulted in a decline in losses paid and led the Company to reduce reserve factors for loans in the primary and pool notices inventory. Partially offsetting the reduction in reserve factors was an increase in the primary insurance notice inventory from 29,253 at December 31, 1998 to 29,761 at December 31, 1999 and an increase in pool insurance notice inventory from 6,524 at December 31, 1998 to 11,638 at December 31, 1999. The reasons for the decrease in net losses incurred discussed above contributed to an increase in redundancy in prior year loss reserves. The redundancy results from actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1998.

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

Financial Condition

Consolidated total investments increased approximately $682 million to $3.5 billion at December 31, 2000 from $2.8 billion at December 31, 1999, primarily due to positive net cash flow, as well as unrealized gains on securities marked to market of $179 million. The Company generated consolidated cash flows from operating activities of $551.0 million during 2000, compared to $455.0 million generated during 1999. The increase in operating cash flows during 2000 compared to 1999 is due primarily to an increase in renewal premiums and investment income and a decrease in losses paid. As of December 31, 2000, the Company had $151.6 million of short-term investments with maturities of 90 days or less, and 63% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 2000, based on book value, the Company's fixed income securities were approximately 98% invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 2000 the Company had $22.0 million of investments in equity securities compared to $15.4 million at December 31, 1999.

At December 31, 2000, the Company had no derivative financial instruments in its investment portfolio. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2000, the average duration of the Company's investment portfolio was 6.1 years. The effect of a 1% increase/ decrease in market interest rates would result in a 6.1% decrease/increase in the value of the Company's fixed income portfolio.

                                   ----------
                                     eight
                                   ----------

The Company's investments in joint ventures increased $37.3 million from $101.5 million at December 31, 1999 to $138.8 million at December 31, 2000 as a result of additional investments of $19.2 million and equity earnings of $18.1 million.

Consolidated loss reserves decreased 5% to $609.5 million at December 31, 2000 from $642.0 million at December 31, 1999, reflecting a reduction in the primary and pool reserve factors partially offset by increases in the primary and pool insurance notice inventories, all of which were discussed earlier. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.

Consolidated unearned premiums decreased $0.7 million from $181.4 million at December 31, 1999, to $180.7 million at December 31, 2000, primarily reflecting the continued high level of monthly premium policies written for which there is no unearned premium offset by an increase in unearned premiums for agency pool insurance written.

Consolidated shareholders' equity increased to $2.5 billion at December 31, 2000, from $1.8 billion at December 31, 1999, an increase of 39%. This increase consisted of $542.0 million of net income during 2000, $47.2 million from the reissuance of treasury stock and unrealized gains on investments, net of tax, of $116.5 million offset by the repurchase of $6.2 million of outstanding common shares and dividends declared of $10.6 million.

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. Funds are applied primarily to the payment of claims and expenses. Approximately 68% of underwriting expenses are personnel-related costs, most of which are considered by the Company to be fixed costs over the short term. Approximately 6% of operating expenses relate to occupancy costs, which are fixed costs. Substantially all of the remaining operating expenses are considered by the Company to be variable in nature, with data processing costs and taxes, licenses and fees representing approximately 4% and 10%, respectively, of total operating expenses. The Company generated positive cash flows of approximately $551.0 million, $455.0 million and $411.8 million in 2000, 1999 and 1998, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, could be funded through sales of short-term investments and other investment portfolio securities.

During 1999 and 1998, the Company repurchased approximately 3.6 million and 5.3 million shares, respectively, of its outstanding common stock at a cost of $201 and $247 million, respectively. Funds to repurchase the shares in 1998 were primarily provided by borrowings under credit facilities evidenced by notes payable. The shares repurchased in 1999 were funded with a $150 million special dividend from MGIC and cash flow. At December 31, 1999, the Company's outstanding balance on the credit facilities was $425 million, which approximated market value.

In June of 2000, the Company filed a $500 million public debt shelf registration statement. During the fourth quarter of 2000, the Company issued in public offerings $300 million, 7-1/2% Senior Notes due 2005. The notes are unsecured and were rated 'A1' by Moody's and 'A+' by Standard & Poors ("S&P"). The net proceeds were used to repay a portion of the borrowings under the bank credit facilities.

At December 31, 2000, the Company's aggregate outstanding balance under the 1998 and 1999 credit facilities, each of which provides $100 million of availability, was approximately $98 million and the remaining credit available was $102 million. Amounts drawn under the 1998 and 1999 credit facilities are due in 2003 and 2004, respectively. The interest rates on these credit facilities vary based on LIBOR and the 1999 and 2000 weighted average interest rates were 6.71% and 5.57%, respectively. Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of 'AA-' or better with S&P. At December 31, 2000, the Company had shareholders' equity of $2.46 billion and MGIC had a claims paying ability rating of 'AA+' from S&P. The Company plans to sell commercial paper and use the proceeds to repay borrowings under the credit facilities and to use the credit facilities to back the commercial paper.

During 1999, the Company utilized three interest rate swaps, each with a notional amount of $100 million, to reduce and manage interest rate risk on a portion of the

                                   ----------
                                     nine
                                   ----------
variable rate debt under the credit facilities. The notional amount of $100 million represents the stated principal balance used for calculating payments. The Company received and paid amounts based on rates that were both fixed and variable. Earnings on the swaps during 1999, of approximately $3.8 million, were netted against interest expense.

Early in 2000, two of the swaps were amended and designated as hedges. Later in 2000, the two hedges were amended. The Company pays an interest rate based on LIBOR and receives a fixed rate of 7.5%. The swaps have an expiration date coinciding with the maturity of the public debt and are designated as hedges. The remaining swap was also amended. On this swap, the Company pays a fixed rate of 6.79% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facilities and is designated as a hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Earnings on the swaps during 2000, of approximately $0.3 million, were netted against interest expense. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 10.6:1 at December 31, 2000 compared to 11.9:1 at December 31, 1999. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the net additional risk in force of $3.1 billion, net of reinsurance, during 2000.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result, the amount of capital required under statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its competitive position, business outlook, management, corporate strategy, and historical and projected operating performance.

For certain material risks of the Company's business, see "Risk Factors" below.

Risk Factors

Our revenues and losses could be affected by the risk factors discussed below. These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that the Company may make. Forward looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as the Company "believes," "anticipates" or "expects," or words of similar import, are forward looking statements.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could also decline which could result in declines in our future revenues.

The factors that affect the volume of low down payment mortgage originations include:

o    the level of home mortgage interest rates,

o the health of the domestic economy as well as conditions in regional and local economies,

o    housing affordability,

o    population trends, including the rate of household formation,

o the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

o    government housing policy encouraging loans to first-time homebuyers.

Our volume declined 12% in 2000 compared to the same period in 1999 because many borrowers refinanced their mortgages during 1999 due to a lower interest rate environment. While our volume was higher in 1999, lenders cancelled insurance on loans due to borrowers refinancing. There has been substantially less refinancing activity in 2000. As a result, lenders have cancelled our insurance at a lower rate than in 1999. Also, due to generally favorable home mortgage interest rates in 2000, home purchase activity by first-time homebuyers, who are more likely to need private mortgage insurance, continued to be strong. As a result
                                   ----------
                                     ten
                                   ----------
of these factors, our premium revenues increased in 2000 compared to 1999. While we have not experienced lower volume in recent years other than as a result of refinancing activity, one of the risks we face is that substantially higher interests rates will substantially reduce purchase activity by first-time homebuyers and that the decline in cancellations of insurance that in the past have accompanied higher interest rates will not be sufficient to offset the decline in premiums from loans that are not made.

If lenders and investors select alternatives to private mortgage insurance, the amount of insurance that we write could decline, which could result in declines in our future revenues.

These alternatives to private mortgage insurance include:

o lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration,

o    investors holding mortgages in portfolio and self-insuring,

o investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and

o lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio (referred to as an 80-10-10 loan) rather than a first mortgage with a 90% loan- to-value ratio.

We believe that during 2000 lenders and investors were self-insuring and making 80-10-10 loans at about the same percentage as they did over the last several years. Although during 2000, the share of the low down payment market held by loans with Federal Housing Administration and Veterans Administration mortgage insurance was lower than in 1999, during three of the prior four years, the Federal Housing Administration and Veterans Administration's collective share of this market increased. In the last quarter of 2000, the Federal Housing Administration reduced its mortgage insurance premiums. Investors are using reduced mortgage insurance coverage on a higher percentage of loans that we insure than they had over the last several years.

Because most of the loans MGIC insures are sold to Fannie Mae and Freddie Mac, changes in their business practices could reduce our revenues or increase our losses.

The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

o the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

o whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

o whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a 'AAA' claims-paying ability rating to benefit from the proposed lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

o the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

o the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

o the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

We do not have a 'AAA' rating. If the proposed capital rules of the Office of Federal Housing Enterprise Oversight are adopted in a form that gives greater capital credit to private mortgage insurers with 'AAA' ratings, we may need to obtain a 'AAA' rating or may need to make other changes to provide Fannie Mae and Freddie Mac with the equivalent of 'AAA' coverage. While we believe we can obtain this rating, we would need to

                                   ----------
                                     eleven
                                   ----------
dedicate capital to the mortgage insurance business that we might use in other ways and we would also have additional costs that we would not otherwise incur.

Because we participate in an industry that is intensely competitive, changes in our competitors' business practices could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but increasingly with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated by the lender. The low level of losses that has recently prevailed in the private mortgage insurance industry has encouraged competition to assume default risk through captive reinsurance arrangements, self-insurance, 80-10-10 loans and other means. In 1996, we reinsured under captive reinsurance arrangements virtually none of our primary insurance. At the end of 2000, about 21% of our risk in force was subject to captive reinsurance arrangements. The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Our top ten customers generated 27.0% of the new primary insurance that we wrote in 1997 compared to 36.2% in 2000.

Our private mortgage insurance competitors include:

o    PMI Mortgage Insurance Company
o    GE Capital Mortgage Insurance Corporation
o    United Guaranty Residential Insurance Company
o    Radian Guaranty Inc.
o    Republic Mortgage Insurance Company
o    Triad Guaranty Insurance Corporation
o    CMG Mortgage Insurance Company

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of MGIC's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force is an important determinant of revenues. The factors affecting the length of time our insurance remains in force include:

o the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

o mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

While it is difficult to measure the extent of the decline, in recent years, the length of time that our policies remain in force has declined somewhat. Due to this decline, our premium revenues were lower than they would have been if the length had not declined.

If the domestic economy deteriorates, more homeowners may default and our losses may increase.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. In recent years, due in part to the strength of the economy, we have had low losses by historical standards. A significant deterioration in economic conditions would probably increase our losses.

Our industry is subject to litigation risk.

In recent years, consumers have brought a growing number of lawsuits against home mortgage lenders and settlement service providers. As of the middle of February, 2001, seven mortgage insurers, including our MGIC subsidiary, were involved in litigation alleging violations of the Real Estate Settlement Procedures Act. Our MGIC subsidiary and two other mortgage insurers have entered into an agreement to settle the cases against them. The Court will consider whether to enter a final order approving this settlement in June 2001. We took a

                                   ----------
                                     twelve
                                   ----------

$23.2 million pretax charge in 2000 to cover our share of the estimated costs of the settlement. While the settlement includes an injunction that prohibits certain practices and specifies the basis on which other practices may be done in compliance with the Real Estate Settlement Procedures Act, we may still be subject to future litigation.

Because we expect the pace of change in our industry and in home mortgage lending to remain high, we will be disadvantaged unless we are able to respond to new ways of doing business.

We expect the processes involved in home mortgage lending will continue to evolve through greater use of technology. This evolution could effect fundamental changes in the way home mortgages are distributed. Affiliates of lenders who are regulated depositary institutions gained expanded insurance powers under financial modernization legislation and the capital markets may emerge as providers of insurance in competition with traditional insurance companies. These trends and others increase the level of uncertainty in our business, demand rapid response to change and place a premium on innovation.



                                   ----------
                                    thirteen
                                   ----------

                                       MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                      YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                         ------------------------------------------------------------------------------------
                                          Consolidated Statement of Operations
                         ------------------------------------------------------------------------------------

                                                                     2000                1999               1998
                                                                 --------------     ---------------    ---------------
REVENUES:                                                          (In thousands of dollars, except per share data)
   Premiums written:
     Direct....................................................  $     939,482      $     816,351      $     755,620
     Assumed...................................................            847              2,215              8,352
     Ceded (note 7)............................................        (52,941)           (26,221)           (14,811)
                                                                 --------------     ---------------    ---------------

   Net premiums written........................................        887,388            792,345            749,161
   Decrease in unearned premiums...............................          2,703                236             14,123
                                                                 --------------     ---------------    ---------------

   Net premiums earned (note 7)................................        890,091            792,581            763,284

   Investment income, net of expenses (note 4).................        178,535            153,071            143,019
   Realized investment gains, net (note 4).....................          1,432              3,406             18,288
   Other revenue...............................................         40,283             47,697             47,075
                                                                 --------------     ---------------    ---------------

     Total revenues............................................      1,110,341            996,755            971,666
                                                                 --------------     ---------------    ---------------

LOSSES AND EXPENSES:
   Losses incurred, net (notes 6 and 7)........................         91,723             97,196            211,354
   Underwriting and other expenses.............................        177,837            198,147            187,103
   Interest expense............................................         28,759             20,402             18,624
   Litigation settlement (note 13).............................         23,221                  -                  -
                                                                 --------------     ---------------    ---------------

     Total losses and expenses.................................        321,540            315,745            417,081
                                                                 --------------     ---------------    ---------------

Income before tax..............................................        788,801            681,010            554,585
Provision for income tax (note 10).............................        246,802            210,809            169,120
                                                                 --------------     ---------------    ---------------

Net income.....................................................  $     541,999      $     470,201      $     385,465
                                                                 ==============     ===============    ===============

Earnings per share (note 11):
   Basic.......................................................  $        5.10      $        4.35      $        3.44
                                                                 ===============    ===============    ===============

   Diluted.....................................................  $        5.05      $        4.30      $        3.39
                                                                 ===============    ===============    ===============

     See accompanying notes to consolidated financial statements.


                                   ----------
                                    fourteen
                                   ----------

                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                                     December 31, 2000 and 1999
                         ------------------------------------------------------------------------------------
                                                     Consolidated Balance Sheet
                         ------------------------------------------------------------------------------------


                                                                                    2000                  1999
                                                                               ----------------     -----------------
ASSETS (In thousands of dollars) Investment portfolio (note 4):
   Securities, available-for-sale, at market value:
     Fixed maturities........................................................  $     3,298,561      $      2,666,562
     Equity securities.......................................................           22,042                15,426
     Short-term investments..................................................          151,592               107,746
                                                                               ----------------     -----------------

       Total investment portfolio............................................        3,472,195             2,789,734

Cash ........................................................................            5,598                 2,322
Accrued investment income....................................................           51,419                46,713
Reinsurance recoverable on loss reserves (note 7)............................           33,226                35,821
Reinsurance recoverable on unearned premiums (note 7)........................            8,680                 6,630
Home office and equipment, net...............................................           31,308                32,880
Deferred insurance policy acquisition costs..................................           25,839                22,350
Investments in joint ventures (note 8).......................................          138,838               101,545
Other assets.................................................................           90,678                66,398
                                                                               ----------------     -----------------

       Total assets..........................................................  $     3,857,781      $      3,104,393
                                                                               ================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Loss reserves (notes 6 and 7).............................................  $       609,546      $        641,978
   Unearned premiums (note 7)................................................          180,724               181,378
   Notes payable (note 5)....................................................          397,364               425,000
   Other liabilities.........................................................          205,265                80,048
                                                                               ----------------     -----------------

       Total liabilities.....................................................        1,392,899             1,328,404
                                                                               ----------------     -----------------

Contingencies (note 13)

Shareholders' equity (note 11):
   Common stock, $1 par value, shares authorized 300,000,000; shares issued
     121,110,800; outstanding 2000 - 106,825,758; 1999 - 105,798,034.........          121,111               121,111
   Paid-in surplus...........................................................          207,882               211,593
   Treasury stock (shares at cost 2000 - 14,285,042; 1999 -
     15,312,766).............................................................         (621,033)             (665,707)
   Accumulated other comprehensive income - unrealized appreciation
     (depreciation) in investments, net of tax (note 2)......................           75,814               (40,735)
   Retained earnings (note 11)...............................................        2,681,108             2,149,727
                                                                               ----------------     -----------------

     Total shareholders' equity..............................................        2,464,882             1,775,989
                                                                               ----------------     -----------------

     Total liabilities and shareholders' equity..............................  $     3,857,781      $      3,104,393
                                                                               ================     =================

     See accompanying notes to consolidated financial statements.

                                   ----------
                                    fifteen
                                   ----------

                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            Years Ended December 31, 2000, 1999 and 1998
                   ------------------------------------------------------------------------------------------------
                                           Consolidated Statement of Shareholders' Equity
                   ------------------------------------------------------------------------------------------------
                                                                                Accumulated
                                                                                   other
                                                                               comprehensive
                                      Common        Paid-in       Treasury        income        Retained     Comprehensive
                                       stock        surplus         stock        (note 2)       earnings        income
                                    ------------  ------------   ------------  --------------  ------------  -------------
                                                               (In thousands of dollars)

Balance, December 31, 1997......... $   121,111   $   218,499    $ (252,942)   $      83,985   $ 1,316,129

Net income.........................           -             -             -                -       385,465   $    385,465
Unrealized investment gains, net...           -             -             -           10,587             -         10,587
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    396,052
                                                                                                             =============
Dividends declared.................           -             -             -                -       (11,243)
Repurchase of outstanding
  common shares....................           -             -      (246,840)               -             -
Reissuance of treasury stock.......           -        (1,477)       17,317                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1998.........     121,111       217,022      (482,465)          94,572     1,690,351

Net income.........................           -             -             -                -       470,201   $    470,201
Unrealized investment losses, net..           -             -             -         (135,307)            -       (135,307)
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    334,894
                                                                                                             =============
Dividends declared.................           -             -             -                -       (10,825)
Repurchase of outstanding
  common shares....................           -             -      (200,533)               -             -
Reissuance of treasury stock.......           -        (5,429)       17,291                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 1999.........     121,111       211,593      (665,707)         (40,735)    2,149,727

Net income.........................           -             -             -                -       541,999   $    541,999
Unrealized investment gains, net...           -             -             -          116,549             -        116,549
                                                                                                             -------------
Comprehensive income...............           -             -             -                -             -   $    658,548
                                                                                                             =============
Dividends declared.................           -             -             -                -       (10,618)
Repurchase of outstanding
  common shares....................           -             -        (6,224)               -             -
Reissuance of treasury stock.......           -        (3,711)       50,898                -             -
                                    ------------  ------------   ------------  --------------  ------------

Balance, December 31, 2000......... $   121,111   $   207,882    $ (621,033)   $      75,814   $ 2,681,108
                                    ============  ============   ============  ==============  ============

   See accompanying notes to consolidated financial statements.

                                   ----------
                                    sixteen
                                   ----------

                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            Years Ended December 31, 2000, 1999 and 1998
                   ------------------------------------------------------------------------------------------------
                                                Consolidated Statement of Cash Flows
                   ------------------------------------------------------------------------------------------------

                                                                           2000                1999               1998
                                                                      ----------------    ---------------    ----------------
                                                                                    (In thousands of dollars)
Cash flows from operating activities:
   Net income.......................................................  $      541,999      $      470,201     $      385,465
   Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of deferred insurance policy
         acquisition costs..........................................          20,597              16,822             20,717
       Increase in deferred insurance policy acquisition costs......         (24,086)            (15,107)           (17,626)
       Depreciation and other amortization..........................           6,860              11,746              7,742
       Increase in accrued investment income........................          (4,706)             (5,236)            (5,992)
       Decrease (increase) in reinsurance recoverable on                       2,595               9,706            (19,112)
         loss reserves..............................................
       (Increase) decrease in reinsurance recoverable on unearned
         premiums...................................................          (2,050)              2,126                483
       (Decrease) increase in loss reserves.........................         (32,432)            (39,296)            82,591
       Decrease in unearned premiums................................            (654)             (2,361)           (14,566)
       Equity earnings in joint ventures............................         (18,113)            (12,700)           (12,420)
       Other........................................................          61,027              19,114            (15,500)
                                                                      ----------------    ---------------    ----------------

Net cash provided by operating activities...........................         551,037             455,015            411,782
                                                                      ----------------    ---------------    ----------------

Cash flows from investing activities:
   Purchase of equity securities....................................         (14,629)            (14,035)            (3,886)
   Purchase of fixed maturities.....................................      (1,807,718)         (1,223,599)          (916,129)
   Investments in joint ventures....................................         (19,180)            (13,599)           (33,426)
   Proceeds from sale of equity securities..........................          14,029               4,150            116,164
   Proceeds from sale or maturity of fixed maturities...............       1,349,398             949,723            529,358
                                                                      ----------------    ---------------    ----------------

Net cash used in investing activities...............................        (478,100)           (297,360)          (307,919)
                                                                      ----------------    ---------------    ----------------

Cash flows from financing activities:
   Dividends paid to shareholders...................................         (10,618)            (10,825)           (11,243)
   Proceeds from issuance of long-term debt.........................         309,079              43,000            262,000
   Repayment of long-term debt......................................        (336,751)            (60,000)           (57,500)
   Reissuance of treasury stock.....................................          18,699               3,912              6,953
   Repurchase of common stock.......................................          (6,224)           (200,533)          (246,840)
                                                                      ----------------    ---------------    ----------------

Net cash used in financing activities...............................         (25,815)           (224,446)           (46,630)
                                                                      ----------------    ---------------    ----------------

Net increase (decrease) in cash and cash equivalents................          47,122             (66,791)            57,233
Cash and cash equivalents at beginning of year......................         110,068             176,859            119,626
                                                                      ----------------    ---------------    ----------------

Cash and cash equivalents at end of year............................  $      157,190      $      110,068     $      176,859
                                                                      ================    ===============    ================

              See accompanying notes to consolidated financial statements.


                                   ----------
                                   seventeen
                                   ----------

 MGIC Investment Corporation & Subsidiaries-- December 31, 2000, 1999 and 1998
  -----------------------------------------------------------------------------

                   Notes to Consolidated Financial Statements
                   ------------------------------------------

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

     At December 31, 2000, the Company's direct primary insurance in force (representing the current principal balance of all mortgage loans that are currently insured) and direct primary risk in force, excluding MGIC Indemnity Corporation ("MIC"), formerly known as Wisconsin Mortgage Assurance Corporation, was approximately $160.2 billion and $39.1 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2000 was approximately $1.7 billion. MIC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $1.2 billion, $0.3 billion and $0.3 billion, respectively, at December 31, 2000. (See note 7.)

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

Principles of consolidation
     The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 45.9% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 45.5% investment in Sherman Financial Group LLC, ("Sherman"), joint ventures with Enhance Financial Services Group Inc. and 46.4% investment in Customers Forever LLC, ("Customers Forever"), a joint venture with Marshall & Ilsley Corporation are accounted for on the equity method and recorded on the balance sheet as investments in joint ventures. The Company's equity earnings from these joint ventures are included in other revenue. (See note 8.)

     The Company also holds a 12% voting preferred stock investment in GHR Systems, Inc. ("GHR"). GHR provides infrastructure for Internet-based lending, including loan decisioning technology. The investment in GHR is recorded on the Company's balance sheet as an equity security.

Investments
     The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and must be recorded at market and the unrealized gains or losses recognized as an increase or decrease to shareholders' equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Home office and equipment
     Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

    Home office and equipment is shown net of accumulated depreciation of $31.3 million and $31.5 million at December 31, 2000 and 1999, respectively.

Deferred insurance policy acquisition costs
     Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred acquisition costs
(DAC). Because SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, amortization of these costs for each underwriting year book of business are charged against

                                 -------------
                                    eighteen
                                 -------------
revenue in proportion to estimated gross profits over the life of the policies using the guidance of SFAS 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

     During 2000, 1999 and 1998, the Company amortized $20.6 million, $16.8 million and $20.7 million, respectively, of deferred insurance policy acquisition costs.

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

     The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

     Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 6.)

Income recognition
     The insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided.

     Fee income of the non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

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

                                 -------------
                                    nineteen
                                 -------------

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

Earnings per share
     The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)
                                   Years Ended December 31,
                               ---------------------------------
                                 2000        1999       1998
                                 ----        ----       ----
                                    (shares in thousands)
Weighted-average shares -
   Basic EPS                    106,202     108,061    112,135
Common stock equivalents          1,058       1,197      1,447
                               ----------  ---------  ----------
Weighted-average shares -
   Diluted EPS                  107,260     109,258    113,582
                               ==========  =========  ==========

Statement of cash flows
     For purposes of the consolidated statement of cash flows, the Company considers short-term investments to be cash equivalents, as short-term investments have original maturities of three months or less.

Comprehensive income
     The Company's other comprehensive income consists of the change in unrealized appreciation (depreciation) on investments, net of tax. Realized investment gains of $1.4 million and $3.4 million in 2000 and 1999, respectively, include sales of securities which had unrealized (depreciation) appreciation of ($18.6) million and $27.9 million at December 31, 1999 and 1998, respectively.

Recent accounting pronouncements
     The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), effective January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position due to its limited use of derivative instruments. (See note 5.)

Reclassifications
     Certain reclassifications have been made in the accompanying financial statements to 1999 and 1998 amounts to allow for consistent financial reporting.

3.   Related party transactions

     The Northwestern Mutual Life Insurance Company ("NML") held approximately 8% of the common stock of the Company at December 31, 2000. The Company contracts with Northwestern Mutual Investment Services, LLC, a subsidiary of NML, for investment portfolio management. The Company incurred expense of $1.1 million, $1.0 million and $1.0 million for these services in 2000, 1999 and 1998, respectively.

     The Company provided certain services to C-BASS during 2000, 1999 and 1998, and Customers Forever in 2000 and 1999 in exchange for an immaterial amount of fees. In addition, C-BASS provided certain services to the Company during 2000 and 1999 in exchange for an immaterial amount of fees.

                                 -------------
                                    twenty
                                 -------------

4.   Investments

     The following table summarizes the Company's investments at December 31, 2000 and 1999:
                                                                                                                Financial
                                                                            Amortized           Market          Statement
                                                                               Cost             Value             Value
                                                                          ---------------   ---------------    --------------
                                                                                       (In thousands of dollars)
At December 31, 2000:
--------------------
   Securities, available-for-sale:
     Fixed maturities.................................................... $   3,182,063     $    3,298,561     $   3,298,561
     Equity securities...................................................        21,903             22,042            22,042
     Short-term investments..............................................       151,592            151,592           151,592
                                                                          ---------------   ---------------    --------------
   Total investment portfolio............................................ $   3,355,558     $    3,472,195     $   3,472,195
                                                                          ===============   ===============    ==============
At December 31, 1999:
--------------------
   Securities, available-for-sale:
     Fixed maturities.................................................... $   2,732,451     $    2,666,562     $   2,666,562
     Equity securities...................................................        12,203             15,426            15,426
     Short-term investments..............................................       107,746            107,746           107,746
                                                                          ---------------   ---------------    --------------
   Total investment portfolio............................................ $   2,852,400     $    2,789,734     $   2,789,734
                                                                          ===============   ===============    ==============

     The amortized cost and market value of investments at December 31, 2000 are as follows:
                                                                                    Gross             Gross
                                                                Amortized         Unrealized        Unrealized          Market
December 31, 2000:                                                 Cost             Gains             Losses            Value
-----------------
                                                              ---------------   ---------------   ---------------   ---------------
                                                                                   (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies..................................$     220,168     $       6,033     $        (592)    $      225,609
Obligations of states and political subdivisions..............    2,382,766           106,776            (1,226)         2,488,316
Corporate securities..........................................      715,115            12,152            (7,282)           719,985
Mortgage-backed securities....................................        1,648                 9                 -              1,657
Debt securities issued by foreign sovereign governments.......       13,958               628                 -             14,586
                                                              ---------------   ---------------   ---------------   ---------------

   Total debt securities......................................    3,333,655           125,598            (9,100)         3,450,153

Equity securities.............................................       21,903               757              (618)            22,042
                                                              ---------------   ---------------   ---------------   ---------------

   Total investment portfolio.................................$   3,355,558     $     126,355     $      (9,718)    $    3,472,195
                                                              ===============   ===============   ===============   ===============

    The amortized cost and market value of investments at December 31, 1999 are as follows:
                                                                                    Gross             Gross
                                                                Amortized         Unrealized        Unrealized          Market
December 31, 1999:                                                 Cost             Gains             Losses            Value
-----------------
                                                              ---------------   ---------------   ---------------   ---------------
                                                                                   (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies..................................$     163,663     $         305     $      (9,162)    $      154,806
Obligations of states and political subdivisions..............    2,195,031            25,196           (71,323)         2,148,904
Corporate securities..........................................      466,204               469           (11,406)           455,267
Mortgage-backed securities....................................        1,366                 -                (8)             1,358
Debt securities issued by foreign sovereign governments.......       13,933                55               (15)            13,973
                                                              ---------------   ---------------   ---------------   ---------------

   Total debt securities......................................    2,840,197            26,025           (91,914)         2,774,308

Equity securities.............................................       12,203             3,223                 -             15,426
                                                              ---------------   ---------------   ---------------   ---------------

   Total investment portfolio.................................$   2,852,400     $      29,248     $     (91,914)    $    2,789,734
                                                              ===============   ===============   ===============   ===============

                                  ------------
                                   twenty-one
                                  ------------

                          ----------------------------
                               Notes (continued)
                          ----------------------------

     The amortized cost and market values of debt securities at December 31, 2000, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 Amortized         Market
                                    Cost            Value
                                -------------    ------------
                                 (In thousands of dollars)
Due in one year or less........ $   180,967      $   181,015
Due after one year through
  five years...................     645,228          657,114
Due after five years through
  ten years....................     893,942          920,049
Due after ten years............   1,611,870        1,690,318
                                -------------    ------------

                                  3,332,007        3,448,496

Mortgage-backed securities.....       1,648            1,657
                                -------------    ------------

Total at December 31, 2000..... $ 3,333,655      $ 3,450,153
                                =============    ============

    Net investment income is comprised of the following:

                           2000         1999         1998
                        -----------  -----------   ----------
                             (In thousands of dollars)
Fixed maturities....... $  167,810   $  144,614    $ 133,307
Equity securities......      1,279          975        1,133
Short-term investments.     10,673        8,865        9,603
Other .................        341           46           79
                        -----------  -----------   ----------

Investment income......    180,103      154,500      144,122
Investment expenses....     (1,568)      (1,429)      (1,103)
                        -----------  -----------   ----------

Net investment income.. $  178,535   $  153,071    $ 143,019
                        ===========  ===========   ==========

     The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

                                2000         1999         1998
                              ---------    ----------   ----------
                                   (In thousands of dollars)
Net realized investment gains
 (losses), on sale of investments:

    Fixed maturities........  $   1,440    $    3,409   $    8,349
    Equity securities.......          -             -        9,941
    Short-term investments..         (8)           (3)          (2)
                              ----------   ----------   ----------
                                  1,432         3,406       18,288
                              ----------   ----------   ----------
Change in net unrealized
 appreciation (depreciation):

    Fixed maturities........    182,387      (208,338)      25,631
    Equity securities.......     (3,084)          179       (9,339)
    Short-term investments..          -             -            -
                              ----------   ----------   ----------
                                179,303      (208,159)      16,292
                              ----------   ----------   ----------

Net realized investment
  gains (losses) and change
  in net unrealized           $ 180,735    $ (204,753)  $   34,580
  appreciation (depreciation) ==========   ==========   ==========

    The gross realized gains and the gross realized losses on sales of available-for-sale securities were $18.2 million and $16.8 million, respectively, in 2000, $14.5 million and $11.1 million, respectively, in 1999 and $22.7 million and $4.4 million, respectively, in 1998.

    The tax expense (benefit) of the changes in net unrealized appreciation (depreciation) was $62.8 million, ($72.9) million and $5.7 million for 2000, 1999 and 1998, respectively.

5.   Long-term debt

     During 1999 and 1998, the Company repurchased approximately 3.6 million and
5.3 million shares, respectively, of its outstanding common stock at a cost of $201 million and $247 million, respectively. Funds to repurchase the shares in 1998 were primarily provided by borrowings under credit facilities evidenced by notes payable. The shares repurchased in 1999 were funded with a $150 million special dividend from MGIC and cash flow. At December 31, 1999, the Company's outstanding balances on the 1997, 1998 and 1999 credit facilities were $200 million, $225 million and $0, respectively, which approximated market value.

     In June of 2000, the Company filed a $500 million public debt shelf registration statement. During the fourth quarter of 2000, the Company issued in a public offering $300 million, 7-1/2% Senior Notes due 2005. The notes are unsecured and were rated 'A1' by Moody's and 'A+' by Standard & Poors ("S&P"). The net proceeds were used to repay a portion of the previously existing credit facilities.

     During the fourth quarter, the Company repaid and terminated the 1997 credit facility. At December 31, 2000, the Company's outstanding balances under the 1998 and 1999 credit facilities were approximately $98 million and $0, respectively. The remaining credit available under these facilities at December 31, 2000 was $2 million and $100 million, expiring in 2003 and 2004, respectively. The interest rates on these credit facilities vary based on LIBOR and the 1999 and 2000 weighted average interest rates were 6.71% and 5.57%, respectively. Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of 'AA-' or better with S&P. At December 31, 2000, the Company had shareholders' equity of $2.46 billion and MGIC had a claims paying ability rating of 'AA+' from S&P.

                                  ------------
                                   twenty-two
                                  ------------

     During 1999, the Company utilized three interest rate swaps, each with a notional amount of $100 million, to reduce and manage interest rate risk on a portion of the variable rate debt under the credit facilities. The notional amount of $100 million represents the stated principal balance used for calculating payments. The Company received and paid amounts based on rates that were both fixed and variable. Earnings on the swaps during 1999, of approximately $3.8 million, were netted against interest expense.

Early in 2000, two of the swaps were amended and designated as hedges. Later in 2000, the two hedges were amended. The Company pays an interest rate based on LIBOR and receives a fixed rate of 7.5%. The swaps have an expiration date coinciding with the maturity of the public debt and are designated as hedges. The remaining swap was also amended. On this swap, the Company pays a fixed rate of 6.79% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facilities and is designated as a hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Earnings on the swaps during 2000, of approximately $0.3 million, were netted against interest expense. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

Interest payments on all long-term debt were $25.5 million and $22.0 million for the years ended December 31, 2000 and 1999, respectively. At December 31, 2000, the carrying value of the long-term debt approximates market value.

6.   Loss reserves

    Loss reserve activity was as follows:

                                    2000          1999          1998
                                 ------------  ------------  ------------
                                        (In thousands of dollars)

Reserve at beginning of year     $ 641,978     $ 681,274     $ 598,683
Less reinsurance recoverable..      35,821        45,527        26,415
                                 -----------   -----------   -----------
Net reserve at beginning
 of year......................     606,157       635,747       572,268
Reserve transfer (1)..........          85           833           538
                                 -----------   -----------   -----------
Adjusted reserve at beginning
 of year......................     606,242       636,580       572,806

Losses incurred:
  Losses and LAE incurred
  in respect of default
  notices received in:
      Current year............     320,769       333,193       377,786
      Prior years (2).........    (229,046)     (235,997)     (166,432)
                                 -----------   -----------   -----------
        Subtotal..............      91,723        97,196       211,354
                                 -----------   -----------   -----------
Losses paid:
  Losses and LAE paid in
   respect of default notices
    received in:
      Current year............       9,044         7,601         8,752
      Prior years.............     112,601       120,018       139,661
                                 -----------   -----------   -----------
        Subtotal..............     121,645       127,619       148,413
                                 -----------   -----------   -----------

Net reserve at end of year....     576,320       606,157       635,747

Plus reinsurance recoverages..      33,226        35,821        45,527
                                 -----------   -----------   -----------
Reserve at end of year........   $  609,546    $  641,978    $  681,274
                                 ===========   ===========   ===========

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

     Current year losses incurred decreased from 1999 to 2000 primarily due to generally strong economic conditions, including California and a related decline in losses paid which resulted in a decline in both primary and pool reserve factors. Partially offsetting the reduction in factors was an increase in the primary insurance notice inventory from 29,761 at December 31, 1999 to 37,422 at December 31, 2000 and an increase in pool insurance notice inventory from 11,638 at
                                  ------------
                                  twenty-three
                                  ------------

December 31, 1999 to 18,209 at December 31, 2000. The default rate at December 31, 2000 was 2.58% compared to 2.17% at December 31, 1999 and the average claim paid for 2000 was $18,977 compared to $19,444 in 1999.

     The favorable development of the reserves in 2000, 1999 and 1998 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 1999, 1998 and 1997, respectively.

     The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

7.   Reinsurance

     The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on estimated reserves for unpaid losses and unearned premiums. Business written between 1985 and 1993 is ceded under various quota share reinsurance agreements with several reinsurers. The Company receives a ceding commission in connection with this reinsurance. Beginning in 1997, the Company has ceded business to captive reinsurance subsidiaries of certain mortgage lenders primarily under excess of loss reinsurance agreements.

     The reinsurance recoverable on loss reserves and the reinsurance recoverable on unearned premiums primarily represent amounts recoverable from large international reinsurers. The Company monitors the financial strength of its reinsurers including their claims paying ability rating and does not currently anticipate any collection problems. Generally, reinsurance recoverables on loss reserves and unearned premiums are backed by trust funds or letters of credit. No reinsurer represents more than $10 million of the aggregate amount recoverable. As a result of the purchase of MIC on December 31, 1998, reinsurance recoverable on loss reserves as shown in the Consolidated Balance Sheet includes approximately $15 million and $19 million of reinsured loss reserves at December 31, 2000 and December 31, 1999, respectively.

     The effect of reinsurance on premiums earned and losses incurred is as follows:

                           2000           1999           1998
                        ------------   ------------   ------------
                                (In thousands of dollars)
Premiums earned:
  Direct..............  $  939,981     $  819,485     $  770,775
  Assumed.............         999          1,442          9,670
  Ceded ..............     (50,889)       (28,346)       (17,161)
                        ------------   ------------   ------------

  Net premiums earned.  $  890,091     $  792,581     $  763,284
                        ============   ============   ============

Losses incurred:
  Direct..............  $   93,218     $   94,920     $  216,340
  Assumed.............          35         (1,332)        (3,234)
  Ceded ..............      (1,530)         3,608         (1,752)
                        ------------   ------------   ------------

  Net losses incurred.  $   91,723     $   97,196     $  211,354
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

     Total combined assets of C-BASS at December 31, 2000 and 1999 were approximately $1,006 million and $934 million, respectively, of which approximately $867 million and $773 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2000 and 1999 were approximately $765 million and $744 million, respectively, of which approximately $694 million and $617 million, respectively, were funding arrangements, including accrued interest. For the years ended December 31, 2000 and 1999, revenues of approximately $153 million and $112 million, respectively, and expenses of approximately $97 million and $72 million, respectively, resulted in income before tax of approximately $56 million and $40 million, respectively. The Company's investment in C-BASS on an equity basis at December 31, 2000 was $108.7 million.

     Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13
                                  ------------
                                  twenty-four
                                  ------------
bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of Sherman. Market value adjustments could impact the Company's share of Sherman's results of operations. The Company's investment in Sherman on an equity basis at December 31, 2000 was $17.0 million. MGIC is guaranteeing one half of a $25 million Sherman credit facility that is scheduled to expire in December 2001.

     Customers Forever is an Internet-focused transaction service company dedicated to helping large residential mortgage servicers retain and enhance relationships with their customers nationwide. The Company's investment in Customers Forever on an equity basis at December 31, 2000 is $8.3 million.

     The Company expects that it will provide additional funding to the joint ventures.

9.   Benefit plans

     The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

                                                                                                       Other Postretirement
                                                                            Pension Benefits                 Benefits
                                                                        --------------------------   --------------------------
                                                                           2000           1999          2000          1999
                                                                        ------------   -----------   ------------  ------------
                                                                                      (In thousands of dollars)
Reconciliation of benefit obligation:
------------------------------------
Benefit obligation at beginning of year...............................  $   69,971     $   66,280    $   24,512    $    23,010
   Service cost.......................................................       4,734          5,869         1,943          2,041
   Interest cost......................................................       4,885          4,677         1,831          1,644
   Actuarial (gain) loss..............................................      (4,341)        (5,917)          (18)        (2,044)
   Benefits paid......................................................      (1,067)          (938)         (344)          (139)
                                                                        ------------   -----------   ------------  ------------

Benefit obligation at end of year.....................................  $   74,182     $   69,971    $   27,924    $    24,512
                                                                        ============   ===========   ============  ============
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year........................  $   86,848     $   73,822    $   13,330    $    11,045
   Actual return on plan assets.......................................      (1,627)         6,390          (524)           422
   Employer contributions.............................................       2,131          7,574           750          1,863
   Benefits paid......................................................      (1,067)          (938)            -              -
                                                                        ------------   -----------   ------------  ------------

Fair value of plan assets at end of year..............................  $   86,285     $   86,848    $   13,556    $    13,330
                                                                        ============   ===========   ============  ============
Reconciliation of funded status:
-------------------------------
Benefit obligation at end of year.....................................  $  (74,182)    $  (69,971)   $  (27,924)   $   (24,512)
Fair value of plan assets at end of year..............................      86,285         86,848        13,556         13,330
                                                                        ------------   -----------   ------------  ------------
Funded status at end of year..........................................      12,103         16,877       (14,368)       (11,182)
   Unrecognized net actuarial gain....................................      (7,977)       (12,011)       (3,426)        (4,959)
   Unrecognized net transition obligation.............................           -             31         6,359          6,889
   Unrecognized prior service cost....................................       2,176          2,359             -              -
                                                                        ------------   -----------   ------------  ------------

Prepaid (accrued) benefit cost........................................  $    6,302     $    7,256    $  (11,435)   $    (9,252)
                                                                        ============   ===========   ============  ============

                                  ------------
                                  twenty-five
                                  ------------

                           --------------------------
                               Notes (continued)
                           --------------------------

     The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

                                                                                                 Other Postretirement
                                                        Pension Benefits                               Benefits
                                            -----------------------------------------  -----------------------------------------
                                               2000          1999           1998          2000           1999          1998
                                            ------------  ------------   ------------  ------------   ------------  ------------
                                                                         (In thousands of dollars)
Service cost..............................  $    4,734    $     5,869    $    4,064    $     1,943    $    2,041    $     1,612
Interest cost.............................       4,885          4,677         3,959          1,831         1,644          1,357
Expected return on plan assets............      (6,496)        (5,543)       (4,674)        (1,009)         (844)          (696)
Recognized net actuarial gain.............        (520)             -             -           (146)          (17)          (170)
Amortization of transition obligation.....          32             32            32            530           530            530
Amortization of prior service cost........         183            183           183              -             -              -
                                            ------------  ------------   ------------  ------------   ------------  ------------

Net periodic benefit cost.................  $    2,818    $     5,218    $    3,564    $     3,149    $    3,354    $     2,633
                                            ============  ============   ============  ============   ============  ============

     The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

                                                                                                     Other Postretirement
                                                            Pension Benefits                               Benefits
                                                -----------------------------------------  -----------------------------------------
                                                   2000          1999           1998          2000           1999          1998
                                                ------------  ------------                 ------------   ------------  ------------
Weighted-average interest rate assumptions
 as of December 31:
     Discount rate............................        7.5%           7.5%          7.0%           7.5%          7.5%           7.0%
     Expected return on plan assets...........        7.5%           7.5%          7.5%           7.5%          7.5%           7.5%
     Rate of compensation increase............        6.0%           6.0%          6.0%            N/A           N/A            N/A

     Plan assets consist of fixed maturities and equity securities. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is:

Medical Pre 65...  8.0% for 2000 graded down by 0.5% to 6.0% in 2004 and remaining level thereafter.
Medical Post 65..  7.5% for 2000 graded down by 0.5% to 6.0% in 2003 and remaining at 6.0% thereafter.
Dental...........  6.0% per year.

    A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

                               1-Percentage     1-Percentage
                                   Point           Point
                                 Increase         Decrease
                               --------------   --------------
                                 (In thousands of dollars)
Effect on total service and
  interest cost components.... $         801    $      (678)
Effect on postretirement
  benefit obligation..........         5,400         (4,562)

     The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $4.7 million, $5.3 million and $5.0 million in 2000, 1999 and 1998, respectively.

10.  Income taxes

     The components of the net deferred tax liability (asset) as of December 31, 2000 and 1999 are recorded on the Consolidated Balance Sheet as part of other liabilities or other assets and are as follows:

                                         2000           1999
                                      -----------    -----------
                                      (In thousands of dollars)
Unearned premium reserves............ $   (12,054)   $  (17,726)
Deferred policy acquisition costs....       9,044         7,822
Loss reserves........................      (6,368)       (8,119)
Unrealized appreciation/depreciation
  in investments.....................      40,822       (21,933)
Contingency reserve..................      51,330        29,029
Other ...............................        (993)       (4,521)
                                      -----------    -----------

Net deferred tax (asset) liability... $    81,781    $  (15,448)
                                      ===========    ===========

                                  ------------
                                   twenty-six
                                  ------------

     At December 31, 2000, gross deferred tax assets and liabilities amounted to $75.3 million and $157.1 million, respectively. Management believes that all gross deferred tax assets at December 31, 2000 are fully realizable and no valuation reserve has been established.

    The following summarizes the components of the provision for income tax:

                                  2000          1999          1998
                              -----------   ----------    ----------
                                     (In thousands of dollars)
Federal:
  Current.................    $   208,949   $  179,423    $  171,244
  Deferred................         34,476       28,874        (4,198)
State.....................          3,377        2,512         2,074
                              -----------   ----------    ----------

Provision for income tax..    $   246,802   $  210,809    $  169,120
                              ===========   ==========    ==========

     The Company paid $199.9 million, $173.1 million and $160.6 million in federal income tax in 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, the Company owned $838.0 million and $704.1 million, respectively, of tax and loss bonds.

     The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:

                                  2000          1999          1998
                              -----------   ----------    ----------
                                   (In thousands of dollars)
Tax provision computed at
  federal tax rate..........  $   276,080   $  238,354    $  194,105
(Decrease) increase in tax
  provision resulting from:
    Tax exempt municipal
      bond interest.........      (32,350)     (31,851)      (28,973)
    Other, net..............        3,072        4,306         3,988
                              -----------   ----------    ----------
Provision for income tax....  $   246,802   $  210,809    $  169,120
                              ===========   ==========    ==========

11.  Shareholders' equity and dividend restrictions

     The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 2001, MGIC can pay $92.0 million of dividends and the other insurance subsidiaries of the Company can pay $7.1 million of dividends without such regulatory approval.

     Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

     In 2000, 1999 and 1998, the Company paid dividends of $10.6 million, $10.8 million and $11.2 million, respectively or $0.10 per share in 2000, 1999 and 1998.

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

     Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available for sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.
                                  ------------
                                   twenty-seven
                                  ------------

     The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

 Year Ended           Net                    Contingency
December 31,         Income       Equity       Reserve
--------------     -----------  ------------ ------------
                         (In thousands of dollars)
    2000           $ 348,137    $ 991,343    $  2,616,653
    1999             296,287      637,234       2,253,418
    1998             187,535      585,280       1,939,626

     The differences between the statutory net income and equity presented above for the insurance subsidiaries and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices, and the effect of the treasury shares on consolidated equity.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and also changes current statutory accounting in other areas. The OCI has adopted the Codification guidance, effective January 1, 2001. The effect of the adoption is not expected to have a material impact on the Company's insurance subsidiaries' statutory surplus. The most significant change affecting surplus is the requirement to record deferred income taxes.

     The Company has two stock option plans which permit certain officers and employees to purchase common stock at specified prices. A summary of activity in the stock option plans during 1998, 1999 and 2000 is as follows:

                                     Average         Shares
                                     Exercise      Subject to
                                      Price          Option
                                   -----------   -------------
Outstanding, December 31, 1997...  $    22.09       3,634,874

   Granted.......................       62.28         109,500
   Exercised.....................       10.99        (478,848)
   Canceled......................       33.99         (70,002)
                                   -----------     -----------
Outstanding, December 31, 1998...       24.87       3,195,524
                                   -----------     -----------
   Granted.......................       42.29         791,750
   Exercised.....................        8.74        (413,930)
   Canceled......................       45.94         (17,200)
                                   -----------     -----------
Outstanding, December 31, 1999...       30.52       3,556,144
                                   -----------     -----------
   Granted.......................       45.40         954,000
   Exercised.....................       16.91      (1,080,208)
   Canceled......................       37.96         (44,940)
                                   -----------     -----------
Outstanding, December 31, 2000...  $    38.96       3,384,996
                                   ===========     ===========

     The exercise price of the options granted in 1998, 1999 and 2000 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 2000, 1,846,627 shares were available for future grant under the stock option plans.

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

                               Year Ended December 31,
                        --------------------------------------
                           2000         1999          1998
                        -----------   ----------   -----------
Net income              $  530,625    $ 464,793    $  381,689

Earnings per share:
   Basic                $     5.00    $    4.30    $     3.40
   Diluted              $     4.95    $    4.25    $     3.36

     The fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

                                  Grants Issued in Year Ended
                                          December 31,
                              -------------------------------------
                                 2000         1999         1998
                              -----------  -----------  -----------
Risk free interest rate....     6.75%        5.18%        5.33%
Expected life..............   6.8 years    5.4 years    5.9 years
Expected volatility........     33.62%       33.55%       26.69%
Expected dividend yield....     0.15%        0.16%        0.25%
Fair value of each option..    $21.96       $16.70       $22.64

     The following is a summary of stock options outstanding at December 31, 2000:

                    Options Outstanding       Options Exercisable
                ----------------------------- -------------------
                          Remaining   Average            Average
Exercise                  Average     Exercise           Exercise
Price Range      Shares   Life (yrs.)  Price    Shares    Price
--------------- --------- ----------  -------- --------- ---------
$9.63-$20.88     380,830   3.0       $15.65    380,830  $ 15.65

$26.69-$46.06   2,886,166  7.6        40.97    791,418    37.41

$60.25-$68.63    118,000   7.0        65.15     56,790    64.75
                --------- ---------  -------- --------- ---------
Total           3,384,996  7.1       $38.96   1,229,038 $ 31.93
                ========= =========  ======== ========= =========

    At December 31, 1999 and 1998, option shares of 1,721,204 and 1,751,725 were exercisable at an average exercise price of $20.03 and $14.01, respectively. The Company also granted an immaterial amount of equity instruments other than options during 1999 and 2000.

                                 -------------
                                  twenty-eight
                                 -------------

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

     Total rental expense under operating leases was $5.3 million, $5.5 million and $5.4 million in 2000, 1999 and 1998, respectively.

     At December 31, 2000, minimum future operating lease payments are as follows (in thousands of dollars):

          2001                             $     4,886
          2002                                   3,408
          2003                                   1,568
          2004                                     820
          2005                                     586
          2006 and thereafter............          143
                                            ----------
                Total....................  $    11,411
                                            ==========

13.  Contingencies and litigation settlement

     The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of this pending litigation will not have a material adverse effect on the financial position or results of operations of the Company.

     In addition, MGIC has entered into an agreement to settle Downey et. al. v. MGIC, which is pending in Federal District Court for the Southern District of Georgia. The Court has preliminarily approved the settlement agreement, certified a nationwide class of borrowers and scheduled a hearing for June 15, 2001 to consider whether it should enter a final order approving the settlement. The Company has recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act.

     The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future premium payments. If the Court does not enter a final order approving the settlement, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

                                 -------------
                                  twenty-nine
                                 -------------

-------------------------------------------------------------------------------
                        Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors & Shareholders of MGIC Investment Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
January 9, 2001


                                   -----------
                                     thirty
                                   -----------

                     -----------------------------------------------------------------------------------------
                                                Unaudited quarterly financial data
                     -----------------------------------------------------------------------------------------
                                                                            Quarter
                                                 ---------------------------------------------------------------        2000
                       2000                         First            Second           Third           Fourth            Year
----------------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                                (In thousands of dollars, except per share data)
Net premiums written...........................  $    199,320     $    220,814     $    236,208    $    231,046     $    887,388
Net premiums earned............................       210,104          218,434          229,208         232,345          890,091
Investment income, net of expenses.............        40,609           42,731           46,125          49,070          178,535
Losses incurred, net...........................        22,615           22,540           21,442          25,126           91,723
Underwriting and other expenses, net...........        47,008           46,198           40,055          44,576          177,837
Litigation settlement..........................             -                -                -          23,221           23,221
Net income.....................................       127,220          136,103          146,355         132,321          541,999
Earnings per share (a):
   Basic.......................................          1.20             1.28             1.38            1.24             5.10
   Diluted.....................................          1.19             1.27             1.36            1.23             5.05
                                                                            Quarter
                                                 ---------------------------------------------------------------        1999
                       1999                         First            Second           Third           Fourth            Year
----------------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                                (In thousands of dollars, except per share data)
Net premiums written...........................  $    184,011     $    196,374     $    207,582    $    204,378     $    792,345
Net premiums earned............................       193,981          194,766          200,042         203,792          792,581
Investment income, net of expenses.............        36,915           38,627           39,303          38,226          153,071
Losses incurred, net...........................        44,232           30,941           19,533           2,490           97,196
Underwriting and other expenses, net...........        52,872           51,384           47,476          46,415          198,147
Net income.....................................       100,418          112,934          122,909         133,940          470,201
Earnings per share (a):
   Basic.......................................           .92             1.04             1.13            1.27             4.35
   Diluted.....................................           .91             1.02             1.11            1.25             4.30

(a)  Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

                                  ------------
                                   thirty-one
                                  ------------

     -----------------------------------------------------------------------
                             Shareholder Information
     -----------------------------------------------------------------------
MGIC Stock
----------
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 2000, 106,825,758 shares were outstanding. The following table sets forth for 1999 and 2000 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

                      1999                      2000
            -------------------------  ------------------------
Quarters       High         Low           High         Low

1st         $  45.625   $  30.125      $ 59.2500   $  31.9375
2nd            51.625      34.750        54.8750      42.0000
3rd            56.750      40.250        64.3125      44.7500
4th            62.750      46.500        71.5000      58.5000

In 1999 and 2000 the Company declared and paid the following cash dividends:

                  1999                2000
            -----------------   ------------------
Quarters
1st           $   .025             $   .025
2nd               .025                 .025
3rd               .025                 .025
4th               .025                 .025
              -------------        ------------
              $   .100             $   .100
              =============        ============

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see Note 11 of the Notes to the Consolidated Financial Statements.

As of March 12, 2001, the number of shareholders of record was 238. In addition, there were approximately 33,500 beneficial owners of shares held by brokers and fiduciaries


                                 -------------
                                  thirty-two
                                 -------------