Form 10-K405, Exhibit 13
period 2001-12-31
MGIC INVESTMENT CORP
filed 2002-03-29
CIK 876437

EXHIBIT 13

                  MGIC INVESTMENT CORPORATION & SUBSIDIARIES --
            YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

                   Five-Year Summary of Financial Information
 -------------------------------------------------------------------------------

                                                    2001             2000            1999             1998            1997
                                                --------------   --------------  --------------   --------------  --------------
                                                                (In thousands of dollars, except per share data)
Summary of Operations
Revenues:
   Net premiums written.......................  $   1,036,353    $     887,388   $     792,345    $     749,161   $    690,248
                                                ==============   ==============  ==============   ==============  ==============

   Net premiums earned........................  $   1,042,267    $     890,091   $     792,581    $     763,284   $    708,744
   Investment income, net.....................        204,393          178,535         153,071          143,019        123,602
   Realized investment gains, net.............         37,352            1,432           3,406           18,288          3,261
   Other revenue..............................         73,829           40,283          47,697           47,075         32,665
                                                --------------   --------------  --------------   --------------  --------------
     Total revenues...........................      1,357,841        1,110,341         996,755          971,666        868,272
                                                --------------   --------------  --------------   --------------  --------------

Losses and expenses:
   Losses incurred, net.......................        160,814           91,723          97,196          211,354        242,362
   Underwriting and other expenses............        234,494          177,837         198,147          187,103        154,138
   Interest expense...........................         30,623           28,759          20,402           18,624          6,399
   Litigation settlement......................              -           23,221               -                -              -
                                                --------------   --------------  --------------   --------------  --------------
     Total losses and expenses................        425,931          321,540         315,745          417,081        402,899
                                                --------------   --------------  --------------   --------------  --------------

Income before tax.............................        931,910          788,801         681,010          554,585        465,373
Provision for income tax......................        292,773          246,802         210,809          169,120        141,623
                                                --------------   --------------  --------------   --------------  --------------
Net income....................................  $     639,137    $     541,999   $     470,201    $     385,465   $    323,750
                                                ==============   ==============  ==============   ==============  ==============

Weighted average common shares outstanding
 (in thousands)...............................        107,795          107,260         109,258          113,582        117,924
                                                ==============   ==============  ==============   ==============  ==============

Diluted earnings per share....................  $        5.93    $        5.05   $        4.30    $        3.39   $       2.75
                                                ==============   ==============  ==============   ==============  ==============

Dividends per share...........................  $         .10    $         .10   $         .10    $         .10   $       .095
                                                ==============   ==============  ==============   ==============  ==============

Balance sheet data
   Total investments..........................  $   4,069,447    $   3,472,195   $   2,789,734    $   2,779,706   $  2,416,740
   Total assets...............................      4,567,012        3,857,781       3,104,393        3,050,541      2,617,687
   Loss reserves..............................        613,664          609,546         641,978          681,274        598,683
   Short- and long-term debt..................        472,102          397,364         425,000          442,000        237,500
   Shareholders' equity.......................      3,020,187        2,464,882       1,775,989        1,640,591      1,486,782
   Book value per share.......................          28.47            23.07           16.79            15.05          13.07


---------------------------------------------------------------------------------------------------------------------

A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company.


                                      one

                  MGIC INVESTMENT CORPORATION & SUBSIDIARIES --
            YEARS ENDED DECEMBER 31, 2001, 2000, 1999, 1998 AND 1997

                   Five-Year Summary of Financial Information
--------------------------------------------------------------------------------

                                                    2001             2000            1999             1998            1997
                                                --------------   --------------  --------------   --------------  --------------
New primary insurance written ($ millions)....  $      86,122    $      41,546   $      46,953    $      43,697   $     32,250
New primary risk written ($ millions).........         21,038           10,353          11,422           10,850          8,305
New pool risk written ($ millions)............            412              345             564              618            394

Insurance in force (at year-end) ($ millions)
   Direct primary insurance...................        183,904          160,192         147,607          137,990        138,497
   Direct primary risk........................         42,678           39,090          35,623           32,891         32,175
   Direct pool risk...........................          1,950            1,676           1,557            1,133            590

Primary loans in default ratios
   Policies in force..........................      1,580,283        1,448,348       1,370,020        1,320,994      1,342,976
   Loans in default...........................         54,653           37,422          29,761           29,253         28,493
   Percentage of loans in default.............          3.46%            2.58%           2.17%            2.21%          2.12%
   Percentage of loans in default-- bulk (1)..          8.59%            9.02%           8.04%               -               -

Insurance operating ratios (GAAP)
   Loss ratio.................................          15.4%            10.3%           12.3%            27.7%          34.2%
   Expense ratio..............................          16.5%            16.4%           19.7%            19.6%          18.4%
                                                --------------   --------------  --------------   --------------  --------------
   Combined ratio.............................          31.9%            26.7%           32.0%            47.3%          52.6%
                                                ==============   ==============  ==============   ==============  ==============

Risk-to-capital ratio (statutory)
   MGIC.......................................          9.1:1           10.6:1          11.9:1           12.9:1         15.7:1


(1)     Information relating to bulk defaults in 1997 and 1998 is not separately presented and is not material.


                                      two

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Consolidated Operations
2001 Compared with 2000

Net income for 2001 was $639.1 million, compared with $542.0 million in 2000, an increase of 18%. Diluted earnings per share was $5.93 for 2001 compared with $5.05 in 2000. Included in diluted earnings per share for 2001 was $0.23 for realized gains. The 2000 earnings per share included $0.01 for realized gains and a $0.14 charge for the RESPA settlement made in the fourth quarter of 2000. See "Other Matters" below. Earnings per share excluding amounts for realized gains in 2000 and 2001 and excluding the RESPA settlement in 2000 was $5.70 for 2001, compared to $5.18 for 2000, an increase of 10%. Earnings per share excluding amounts for realized gains increased 15% during the first half of 2001 compared to 2000, and earnings per share excluding amounts for realized gains and the RESPA settlement increased 5% during the second half of 2001 compared to the second half of 2000. As used in this report, the term "Company" means the Company and its consolidated subsidiaries, which do not include joint ventures in which the Company has an equity interest.

Total revenues for 2001 were $1,357.8 million, an increase of 22% from the $1,110.3 million for 2000. This increase was primarily attributable to an increase in new business writings, which included $25.7 billion of bulk transactions. Also contributing to the increase in revenues was an increase in investment income resulting from strong cash flows and increases in realized gains and other revenue. See below for a further discussion of premiums, investment income and other revenue.

Losses and expenses for 2001 were $425.9 million, an increase of 32% from $321.5 million for the same period of 2000. The increase from last year can be attributed to an increase in losses related to an increase in notice inventories and an increase in expenses related to increases in insured volume and in contract underwriting. See below for a further discussion of losses incurred and underwriting expenses.

The amount of new primary insurance written by Mortgage Guaranty Insurance Corporation ("MGIC") during 2001 was $86.1 billion, compared with $41.5 billion in 2000. Refinancing activity increased to 42% of new primary insurance written in 2001 on a flow basis (or $25.1 billion), compared to 13% in 2000 (or $4.6 billion) as a result of the decreasing mortgage interest rate environment in 2001. New primary insurance written in bulk transactions increased to 30% of new primary insurance written in 2001 compared to 17% in 2000, reflecting the increasing use of mortgage insurance in certain mortgage securitizations and MGIC's share of this market. A portion of the loans insured in bulk transactions are refinance loans.

The $86.1 billion of new primary insurance written during 2001 was offset by the cancellation of $62.4 billion of insurance in force, and resulted in a net increase of $23.7 billion in primary insurance in force, compared to new primary insurance written of $41.5 billion, cancellation of $28.9 billion, and a net increase of $12.6 billion in insurance in force during 2000. Direct primary insurance in force was $183.9 billion at December 31, 2001, compared to $160.2 billion at December 31, 2000.

In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 2001 and 2000, which was virtually all agency pool insurance, was $411.7 million and $345.5 million, respectively. The Company's direct pool risk in force at December 31, 2001 was $2.0 billion compared to $1.7 billion at December 31, 2000.

Cancellation activity has historically been affected by the level of mortgage interest rates, with cancellations generally moving inversely to the change in the direction of interest rates. Cancellations increased during 2001 compared to the cancellation levels of 2000 principally due to the lower mortgage interest rate environment which resulted in a decrease in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 61.0% at December 31, 2001, from 80.4% at December 31, 2000. Future cancellation activity could also be somewhat higher than it otherwise would have been as a result of legislation that went into effect in July 1999 regarding cancellation of mortgage insurance. Cancellation activity could also increase as more of the Company's bulk loans season. The Company anticipates that the bulk loans will have three
materially lower persistency than the Company's flow business.

New insurance written for bulk transactions was $25.7 billion during 2001 compared to $7.0 billion for 2000 and $2.2 billion for 1999. The Company does not anticipate that the level of growth in the bulk business during the last three years will continue in 2002. The Company expects that the loans that are included in bulk transactions will have delinquency and claim rates in excess of those on the Company's flow business. While the Company believes it has priced its bulk business to generate acceptable returns, there can be no assurance that the assumptions underlying the premium rates adequately address the risk and persistency of this business.

Net premiums written increased 17% to $1,036.4 million in 2001, from $887.4 million in 2000. Net premiums earned increased 17% to $1,042.3 million in 2001, from $890.1 million in 2000. The increases were primarily a result of the growth in insurance in force and a higher percentage of renewal premiums on products with higher premium rates offset in part by an increase in ceded premiums to $65.3 million in 2001, compared to $52.9 million in 2000, primarily due to an increase in captive mortgage reinsurance.

Mortgages (newly insured during 2001 or 2000) equal to approximately 27% of MGIC's new insurance written during 2001 were subject to captive mortgage reinsurance and similar arrangements compared to 33% during 2000. Such arrangements entered into during a reporting period customarily include loans newly insured in a prior reporting period. As a result, the percentages cited above would be lower if only the current reporting period's newly insured mortgages subject to such arrangements were included. At December 31, 2001 approximately 24% of MGIC's risk in force was subject to captive reinsurance and similar arrangements compared to 21% at December 31, 2000. The amount of premiums ceded under captive mortgage reinsurance arrangements and the amount of risk in force subject to such arrangements are expected to continue to increase.

Investment income for 2001 was $204.4 million, an increase of 14% over the $178.5 million in 2000. This increase was primarily the result of an increase in the amortized cost of average investment assets to $3.7 billion for 2001, from $3.1 billion for 2000, an increase of 18%. The portfolio's average pre-tax investment yield was 5.4% and 6.0% at December 31, 2001 and 2000, respectively. The portfolio's average after-tax investment yield was 4.6% and 4.9% at December 31, 2001 and 2000, respectively. The Company realized gains of $37.4 million during 2001 compared to $1.4 million in 2000, resulting primarily from the sale of corporate and taxable municipal securities.

Other revenue, which is composed of various components, was $73.8 million in 2001, compared with $40.3 million in 2000. The increase is primarily the result of an increase in contract underwriting revenue and increases in equity earnings from Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and Sherman Financial Group LLC, ("Sherman"), joint ventures with Radian Group Inc. ("Radian").

C-BASS engages in the acquisition and resolution of delinquent single-family residential mortgage loans ("mortgage loans"). C-BASS also purchases and sells mortgage-backed securities ("mortgage securities"), interests in real estate mortgage investment conduit residuals and performs mortgage loan servicing. In addition, C-BASS issues mortgage-backed debt securities collateralized by mortgage loans and mortgage securities. C-BASS's results of operations are affected by the timing of these securitization transactions. Substantially all of C-BASS's mortgage-related assets do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of C-BASS. This valuation is made by C-BASS management in connection with each release of financial statements. In the case of assets that are residual interests in securitizations, these estimates reflect the net present value of the future cash flows from these assets, which in turn depend on, among other things, estimates of the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.


                                      four

Total combined assets of C-BASS at December 31, 2001 and 2000 were approximately $1.3 billion and $1.0 billion, respectively, of which approximately $1,071 million and $867 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2001 and 2000 were approximately $981 million and $765 million, respectively, of which approximately $938 million and $746 million, respectively, were funding arrangements, including accrued interest, virtually all of which were short-term. For the years ended December 31, 2001 and 2000, revenues of approximately $216 million and $153 million, respectively, and expenses of approximately $130 million and $97 million, respectively, resulted in income before tax of approximately $86 million and $56 million, respectively.

Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values. Initially the portfolios are valued at cost. Subsequently their value for financial statement purposes is estimated by the management of Sherman based on the estimated future cash flow from the portfolios. The assets are valued by Sherman's management each time financial statements are released. Market value adjustments could impact Sherman's results of operations and the Company's share of those results.

Because C-BASS and Sherman are accounted for by the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their net income (or minus its share of their net loss) and minus capital distributed to the Company by the joint ventures.

As discussed in "Note 2 -- Loss Reserves" to the Company's consolidated financial statements, consistent with industry practice, loss reserves for future claims are established only for loans that are currently delinquent. (The terms "delinquent" and "default" are used interchangeably by the Company.) Loss reserves are established by management's estimating the number of loans in the Company's inventory of delinquent loans that will not cure their delinquency (historically, a substantial majority of delinquent loans have cured), which is referred to as the claim rate, and further estimating the amount that the Company will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that the Company will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets.

Net losses incurred increased 75% to $160.8 million in 2001, from $91.7 million in 2000. The increase was due to an increase in the primary notice inventory related to bulk default activity, which in turn was the result of the higher volume of bulk business; the maturation of the relatively large 1998 and 1999 books of business which had entered their peak delinquency periods; and defaults arising from the early development of the 2000 book of business. The primary insurance notice inventory increased from 37,422 at December 31, 2000 to 54,653 at December 31, 2001 and pool notice inventory increased from 18,209 at December 31, 2000 to 23,623 at December 31, 2001. Included in the notice inventory was the bulk notice inventory of 18,460 at December 31, 2001 and 7,533 at December 31, 2000. The default rate at December 31, 2001 was 3.46% compared to 2.58% at December 31, 2000. Excluding bulk defaults, the default rates were 2.65% and 2.19% at December 31, 2001 and 2000, respectively. The default rate on bulk loans were 8.59% and 9.02% at December 31, 2001 and 2000, respectively. The Company does not view the decline in the bulk loan default rate as meaningful and expects that each of the default rates reported above will increase in the future. The average claim paid for 2001 was $18,607 compared to $18,977 in 2000. The redundancy in loss reserves in 2001 of $212.1 million was relatively consistent with 2000's redundancy of $229.0 million. Loss reserves are redundant when the estimate of the losses that would be paid in the future on loans in the default inventory at the end of the prior year exceeds the losses that were paid five
on those loans during the subsequent year, and are deficient when the losses paid during the subsequent year exceed the estimate. See "Note 6 -- Loss Reserves" to the Company's consolidated financial statements.

At December 31, 2001, 69% of the primary insurance in force was written during the last three years, compared to 67% at December 31, 2000. Based on all of the loans in the Company's insurance in force, the highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from this historical pattern and the Company expects the period of highest claims frequency on bulk transaction loans will occur earlier than in this historical pattern.

Underwriting and other expenses increased to $234.5 million in 2001 from $177.8 million in 2000, an increase of 32%. The increase can be attributed to increases in both insurance and non-insurance expenses related to increased volume and contract underwriting.

Interest expense in 2001 increased to $30.6 million from $28.8 million in 2000 due to slightly higher weighted average interest rates in 2001 compared to 2000, and higher weighted average balances.

The consolidated insurance operations loss ratio was 15.4% for 2001 compared to 10.3% for 2000. The consolidated insurance operations expense and combined ratios were 16.5% and 31.9%, respectively, for 2001 compared to 16.4% and 26.7%, respectively, for 2000.

The effective tax rate was 31.4% in 2001, compared with 31.3% in 2000. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 2001 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 2001.

Other Matters

In June 2001, the Federal District Court for the Southern District of Georgia, before which Downey et. al. v. MGIC was pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals of related orders denying certain class members the right to intervene to challenge certain aspects of the settlement in Downey and two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act, which is known as RESPA. There can be no assurance that the standards established by the injunction will be determinative of compliance with RESPA were additional litigation to be brought in the future.

The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future premium payments. If the settlement is not fully implemented, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

In the third quarter of 2001, the Office of Federal Housing Enterprise Oversight ("OFHEO") adopted a risk-based capital stress test for the GSEs. One of the elements of the stress test is that future claim payments six
made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is `AAA' were subject to a 5% reduction over the 10-year period of the stress test, while claim payments from a `AA' rated insurer, such as MGIC, were subject to a 15% reduction. In February 2002, OFHEO adopted amendments to the stress test that reduced the differential between `AAA' and `AA' rated mortgage insurers to 5.25%. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than `AAA.' As a result, there is an incentive for the GSEs to use private mortgage insurance provided by a `AAA' rated insurer.

2000 Compared with 1999

Net income for 2000 was $542.0 million, compared with $470.2 million in 1999, an increase of 15%. Diluted earnings per share was $5.05 for 2000 compared with $4.30 in 1999. Included in diluted earnings per share for 2000 were a $0.14 charge for the RESPA settlement agreement and $0.01 for realized gains. The 1999 earnings per share included $0.02 for realized gains and $0.10 for loss reserve reductions made in the fourth quarter of 1999. Excluding the aforementioned amounts, earnings per share was $5.18 for 2000, compared to $4.18 for 1999, an increase of 24%.

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

Losses and expenses for 2000 were $321.5 million, an increase of 2% from $315.7 million for the same period of 1999. The increase was primarily attributed to the RESPA settlement, offset by a decline in underwriting expenses resulting from a decline in contract underwriting activity and an increase in deferred insurance policy acquisition costs.

The amount of new primary insurance written by MGIC during 2000 was $41.5 billion, compared with $47.0 billion in 1999. Refinancing activity decreased to 13% of new primary insurance written in 2000, compared to 25% in 1999 as a result of the increasing mortgage interest rate environment of the second half of 1999 and in 2000. New insurance written for bulk transactions was 17% of new insurance written during 2000 compared to 5% for 1999.

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

                                     seven

Mortgages (newly insured during 2000 or 1999) equal to approximately 33% of MGIC's new insurance written during 2000 were subject to captive mortgage reinsurance and similar arrangements compared to 32% during 1999. At December 31, 2000 approximately 21% of MGIC's risk in force was subject to captive reinsurance and similar arrangements compared to 15% at December 31, 1999.

Investment income for 2000 was $178.5 million, an increase of 17% over the $153.1 million in 1999. This increase was primarily the result of an increase in the amortized cost of average investment assets to $3.1 billion for 2000, from $2.7 billion for 1999, an increase of 13%. The portfolio's average pre-tax investment yield was 6.0% and 5.6% at December 31, 2000 and 1999, respectively. The portfolio's average after-tax investment yield was 4.9% in 2000 and 1999. The Company realized gains of $1.4 million during 2000 compared to $3.4 million in 1999.

Other revenue was $40.3 million in 2000, compared with $47.7 million in 1999. The change is primarily the result of decreases in contract underwriting and FHA fee revenue (a contract with the FHA was completed in 1999) and an increase in equity losses for Customers Forever LLC, a joint venture with Marshall & Ilsley Corporation, which were offset by increases in equity earnings from C-BASS and Sherman.

Total combined assets of C-BASS at December 31, 2000 and 1999 were approximately $1.0 billion and $934 million, respectively, of which approximately $867 million and $773 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2000 and 1999 were approximately $765 million and $744 million, respectively, of which approximately $746 million and $617 million, respectively, were funding arrangements, including accrued interest, virtually all of which were short-term. For the years ended December 31, 2000 and 1999, revenues of approximately $153 million and $112 million, respectively, and expenses of approximately $97 million and $72 million, respectively, resulted in income before tax of approximately $56 million and $40 million, respectively.

Net losses incurred decreased 6% to $91.7 million in 2000, from $97.2 million in 1999. Such decrease was primarily due to generally strong economic conditions, including in California, and a related decline in losses paid which led the Company to reduce its estimate of the claim rate and the severity (the "reserve factors") for loans in the primary and pool notices inventory. Partially offsetting the reduction in reserve factors was an increase in the primary insurance notice inventory from 29,761 at December 31, 1999 to 37,422 at December 31, 2000, primarily reflecting an increase in notices related to bulk transactions, and an increase in pool insurance notice inventory from 11,638 at December 31, 1999 to 18,209 at December 31, 2000. Included in the notice inventory was the bulk notice inventory of 7,533 at December 31, 2000 and 2,699 at December 31, 1999. The default rate at December 31, 2000 was 2.58% compared to 2.17% at December 31, 1999. Excluding bulk defaults, the default rates were 2.19% and 2.02% for 2000 and 1999, respectively. The default rate on bulk loans were 9.02% and 8.04% at December 31, 2000 and 1999, respectively. The average claim paid for 2000 was $18,977 compared to $19,444 in 1999. The redundancy in loss reserves for 2000 was relatively consistent with that experienced in 1999.

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

                                     eight

The effective tax rate was 31.3% in 2000, compared with 31.0% in 1999. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 2000 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 2000.

Financial Condition

Consolidated total investments increased approximately $597 million to $4.1 billion at December 31, 2001 from $3.5 billion at December 31, 2000, primarily due to positive net cash flow offset by unrealized losses on securities marked to market of $33 million. The Company generated consolidated cash flows from operating activities of $626.1 million during 2001, compared to $551.0 million generated during 2000. The increase in operating cash flows during 2001 compared to 2000 is due primarily to increases in new business renewal premiums, investment income and other revenue (which includes contract underwriting revenue).

As of December 31, 2001, the Company had $160.0 million of short-term investments with maturities of 90 days or less, and 72% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 2001, based on book value, the Company's fixed income securities were approximately 98% invested in `A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 2001 the Company had $20.7 million of investments in equity securities compared to $22.0 million at December 31, 2000.

At December 31, 2001, the Company had no derivative financial instruments in its investment portfolio. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2001, the average duration of the Company's investment portfolio was 5.5 years. The effect of a 1% increase/ decrease in market interest rates would result in a 5.5% decrease/ increase in the value of the Company's fixed income portfolio.

The Company's investments in joint ventures increased $22.9 million from $138.8 million at December 31, 2000 to $161.7 million at December 31, 2001 as a result of equity earnings of $28.1 million and additional investments of $15.0 million offset by dividends received of $20.2 million. As discussed under "Results of Consolidated Operations -- 2001 Compared with 2000," the joint ventures are reported on the equity method. Only the Company's investment in the joint ventures appears on the Company's balance sheet.

Consolidated loss reserves increased to $613.7 million at December 31, 2001 from $609.5 million at December 31, 2000, reflecting increases in the primary and pool insurance notice inventories. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. For additional discussion of loss reserves, see "Results of Consolidated Operations -- 2001 Compared with 2000."

Consolidated unearned premiums decreased $6.2 million from $180.7 million at December 31, 2000, to $174.5 million at December 31, 2001, primarily reflecting the continued high level of monthly premium policies written for which there is no unearned premium.

Consolidated shareholders' equity increased to $3.0 billion at December 31, 2001, from $2.5 billion at December 31, 2000, an increase of 23%. This increase consisted of $639.1 million of net income during 2001 and $29.5 million from the reissuance of treasury stock offset by unrealized losses on investments, net of tax, of $21.3 million, unrealized losses on derivatives, net of tax, of $7.8 million, the repurchase of $73.5 million of outstanding common shares and dividends declared of $10.7 million.

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. Funds are applied primarily to the payment of claims and expenses. Approximately 70% of underwriting expenses are personnel-related costs, most of which are considered by the Company to be fixed costs over the nine
short term. Approximately 5% of operating expenses relate to occupancy costs, which are fixed costs. Substantially all of the remaining operating expenses are considered by the Company to be variable in nature, with data processing costs and taxes, licenses and fees representing approximately 3% and 9%, respectively, of total operating expenses. The Company generated positive operating cash flows of approximately $626.1 million, $551.0 million and $455.0 million in 2001, 2000 and 1999, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, at the Company's insurance subsidiaries could be funded through sales of short-term investments and other investment portfolio securities. Substantially all of the investment portfolio securities are held by the Company's insurance subsidiaries.

During the first quarter of 2001, the Company established a $200 million commercial paper program, which was rated `A-1' by Standard and Poors ("S&P") and `P-1' by Moody's. At December 31, 2001, the Company had $172.1 million in commercial paper outstanding with a weighted average interest rate of 1.91%. S&P affirmed the `A-1' rating in February 2002. If the Company's commercial paper rating were to fall below `A-1' or `P-1,' the Company would likely have difficulty selling commercial paper and any commercial paper that could be sold would require an interest rate in excess of the `A-1/P-1' rating.

The Company has credit facilities under which $200 million was available at December 31, 2001, with $100 million expiring in 2003 and $100 million expiring in 2004. Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of `AA-` or better with S&P. At December 31, 2001, the Company had shareholders' equity of $3.02 billion and MGIC had a claims paying ability rating of `AA+' from S&P. (S&P affirmed the `AA+' rating in February 2002.) These facilities are currently being used as liquidity back up facilities for the outstanding commercial paper. The remaining credit available under these facilities after reduction for the amount necessary to support the commercial paper was $27.9 million at December 31, 2001. The Company had $98 million outstanding under the credit facility at December 31, 2000.

In June of 2000, the Company filed a $500 million public debt shelf registration statement. During the fourth quarter of 2000, the Company issued, in public offerings, $300 million, 71/2% Senior Notes due in 2005. The notes are unsecured and were rated `A1' by Moody's and `A+' by S&P. The Company had Senior Notes outstanding of $300 million at December 31, 2001 and 2000.

The proceeds of the commercial paper and the Senior Notes were used to fund the repurchase of Common Stock. In January 2002, the Company announced a new share repurchase program covering up to 5.5 million shares in addition to the 800,000 shares remaining from the prior repurchase program. Funds for shares to be purchased in the future are expected to be provided from a combination of internally generated funds and borrowings. From mid-1997 until the end of 2001, the Company repurchased 15.0 million shares of Common Stock at a cost of $775.5 million.

The commercial paper, back-up credit facilities and the Senior Notes are obligations of the Company and not of its subsidiaries. The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. As a result of a $150 million dividend paid to the Company by MGIC in February 2002, MGIC may not pay additional dividends until February 2003 without the approval of the Office of the Commissioner of Insurance of the State of Wisconsin.

Interest payments on all long-term debt were $26.9 million, $25.5 million and $22.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the market value of the long-term debt is $492.6 million. The commercial paper is classified as short-term debt.

The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. During 1999, the Company utilized three interest ten
rate swaps, each with a notional amount of $100 million, to reduce and manage interest rate risk on a portion of the variable rate debt under the credit facilities. The notional amount of $100 million represents the stated principal balance used for calculating payments. The Company received and paid amounts based on rates that were both fixed and variable. Earnings on the swaps during 1999, of approximately $3.8 million, were netted against interest expense.

In 2000, two of the swaps were amended and designated as fair-value hedges which qualified for short-cut accounting. The Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5-year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. The gain on termination is being amortized over the remaining life of the underlying debt. The remaining swap was also amended during 2000 and designated as a cash flow hedge. Under the terms of the swap contract, the Company pays a fixed rate of 6.79% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facilities and is designated as a hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Earnings on the swaps during 2000 of approximately $0.3 million were netted against interest expense. Expenses on the swaps during 2001, of approximately $3.7 million, were included in interest expense. The swap outstanding at December 31, 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 9.1:1 at December 31, 2001 compared to 10.6:1 at December 31, 2000. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the net additional risk in force of $2.8 billion, net of reinsurance, during 2001.

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

The factors that affect the volume of low down payment mortgage originations include:

o    the level of home mortgage interest rates,

o the health of the domestic economy as well as conditions in regional and local economies,

o    housing affordability,

o    population trends, including the rate of household formation,


                                     eleven

o the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

o    government housing policy encouraging loans to first-time homebuyers.

Our new insurance written volume increased 107% in 2001 compared to the same period in 2000. One of the reasons our volume was higher in 2001 was because many borrowers refinanced their mortgages during 2001 due to a lower interest rate environment, which also led to lenders canceling insurance that we wrote in the past. While we have not experienced lower volume in recent years other than as a result of declining refinancing activity, one of the risks we face is that substantially higher interests rates will substantially reduce purchase activity by first-time homebuyers and that the decline in cancellations of insurance that in the past have accompanied higher interest rates will not be sufficient to offset the decline in premiums from loans that are not made.

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

We believe, that during 2001, lenders and investors were self-insuring and making 80-10-10 loans at about the same percentage as they did over the last several years. Although during 2001 and 2000, the share of the low down payment market held by loans with Federal Housing Administration and Veterans Administration mortgage insurance was lower than in 1999, during three of the prior four years, the Federal Housing Administration and Veterans Administration's collective share of this market increased. Investors are using reduced mortgage insurance coverage on a higher percentage of loans that we insure than they had over the last several years.

Because most of the loans MGIC insures are sold to Fannie Mae and Freddie Mac, changes in their business practices could reduce our revenues or increase our losses.

The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

o the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

o whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

o whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a `AAA' claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating, twelve

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

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but increasingly with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated by the lender. The low level of losses that has recently prevailed in the private mortgage insurance industry has encouraged competition to assume default risk through captive reinsurance arrangements, self-insurance, 80-10-10 loans and other means. In 1996, we reinsured under captive reinsurance arrangements virtually none of our primary insurance. At the end of 2001, about 24% of our risk in force was subject to captive reinsurance arrangements. The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Our top ten customers generated 27.0% of the new primary insurance that we wrote on a flow basis in 1997 compared to 38.4% in 2001.

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

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions thirteen
generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. In recent years, due in part to the strength of the economy, we have had low losses by historical standards. A significant deterioration in economic conditions would probably increase our losses.

Our industry is subject to litigation risk.

In recent years, consumers have brought a growing number of lawsuits against home mortgage lenders and settlement service providers. As of February 2002, seven mortgage insurers, including our MGIC subsidiary, were involved in litigation alleging violations of the Real Estate Settlement Procedures Act. Our MGIC subsidiary and two other mortgage insurers entered into an agreement to settle the cases against them in December 2000, and another mortgage insurer entered into a comparable settlement agreement in February 2002. In June 2001, the Court entered a final order approving the settlement to which we and the other two insurers are parties, although due to appeals of orders denying certain class members the right to intervene to challenge certain aspects of this settlement, the final implementation of the settlement will not occur until the appeals are resolved. We took a $23.2 million pre-tax charge in 2000 to cover our share of the estimated costs of our settlement. While our settlement includes an injunction that prohibits certain practices and specifies the basis on which other practices may be done in compliance with the Real Estate Settlement Procedures Act, we may still be subject to future litigation under the Real Estate Settlement Procedures Act.

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



                                    fourteen

                          MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                        Years Ended December 31, 2001, 2000 and 1999

                            CONSOLIDATED STATEMENT OF OPERATIONS
                                                             2001              2000              1999
                                                             ----              ----              ----
                                                         (In thousands of dollars, except per share data)
Revenues:
   Premiums written:
      Direct .........................................  $    1,101,160    $      939,482    $      816,351
      Assumed ........................................             516               847             2,215
      Ceded (note 7) .................................         (65,323)          (52,941)          (26,221)
                                                        ---------------   ---------------   ---------------
   Net premiums written ..............................       1,036,353           887,388           792,345
   Decrease in unearned premiums .....................           5,914             2,703               236
                                                        ---------------   ---------------   ---------------
   Net premiums earned (note 7) ......................       1,042,267           890,091           792,581

   Investment income, net of expenses (note 4) .......         204,393           178,535           153,071
   Realized investment gains, net (note 4) ...........          37,352             1,432             3,406
   Other revenue .....................................          73,829            40,283            47,697
                                                        ---------------   ---------------   ---------------
      Total revenues .................................       1,357,841         1,110,341           996,755
                                                        ---------------   ---------------   ---------------

Losses and expenses:
   Losses incurred, net (notes 6 and 7) ..............         160,814            91,723            97,196
   Underwriting and other expenses ...................         234,494           177,837           198,147
   Interest expense ..................................          30,623            28,759            20,402
   Litigation settlement (note 13) ...................               -            23,221                 -
                                                        ---------------   ---------------   ---------------
      Total losses and expenses ......................         425,931           321,540           315,745
                                                        ---------------   ---------------   ---------------
Income before tax ....................................         931,910           788,801           681,010
Provision for income tax (note 10) ...................         292,773           246,802           210,809
                                                        ---------------   ---------------   ---------------
Net income ...........................................  $      639,137    $      541,999    $      470,201
                                                        ===============   ===============   ===============

Earnings per share (note 11):
   Basic .............................................  $         5.98    $         5.10    $         4.35
                                                        ===============   ===============   ===============
   Diluted ...........................................  $         5.93    $         5.05    $         4.30
                                                        ===============   ===============   ===============


See accompanying notes to consolidated financial statements.


                                     fifteen

                        MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                              December 31, 2001 and 2000

                             CONSOLIDATED BALANCE SHEET
                                                                     2001               2000
                                                                     ----               ----
      ASSETS                                                        (In thousands of dollars)
      ------
Investment portfolio (note 4):
   Securities, available-for-sale, at market value:
       Fixed maturities ......................................   $    3,888,740     $   3,298,561
       Equity securities .....................................           20,747            22,042
       Short-term investments ................................          159,960           151,592
                                                                 ---------------    --------------
           Total investment portfolio ........................        4,069,447         3,472,195

Cash .........................................................           26,392             5,598
Accrued investment income ....................................           59,036            51,419
Reinsurance recoverable on loss reserves (note 7) ............           26,888            33,226
Reinsurance recoverable on unearned premiums (note 7) ........            8,415             8,680
Home office and equipment, net ...............................           34,762            31,308
Deferred insurance policy acquisition costs ..................           32,127            25,839
Investments in joint ventures (note 8) .......................          161,674           138,838
Other assets .................................................          148,271            90,678
                                                                 ---------------    --------------
       Total assets ..........................................   $    4,567,012     $   3,857,781
                                                                 ===============    ==============

      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
   Loss reserves (notes 6 and 7) .............................   $      613,664     $     609,546
   Unearned premiums (note 7) ................................          174,545           180,724
   Short- and long-term debt (note 5) ........................          472,102           397,364
   Income taxes payable ......................................           80,937            83,185
   Other liabilities .........................................          205,577           122,080
                                                                 ---------------    --------------
       Total liabilities .....................................        1,546,825         1,392,899
                                                                 ---------------    --------------

Contingencies  (note 13)

Shareholders' equity (note 11):
   Common stock, $1 par value, shares authorized
       300,000,000; shares issued 121,110,800;
       outstanding 2001 - 106,086,594; 2000 - 106,825,758 ....          121,111           121,111
   Paid-in surplus ...........................................          214,040           207,882
   Treasury stock (shares at cost 2001 - 15,024,206;
      2000 - 14,285,042) .....................................         (671,168)         (621,033)
   Accumulated other comprehensive income, net of tax
      (note 2) ...............................................           46,644            75,814
   Retained earnings (note 11) ...............................        3,309,560         2,681,108
                                                                 ---------------    --------------
       Total shareholders' equity ............................        3,020,187         2,464,882
                                                                 ---------------    --------------
       Total liabilities and shareholders' equity ............   $    4,567,012     $   3,857,781
                                                                 ===============    ==============

See accompanying notes to consolidated financial statements.

                                     sixteen

                                      MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                     Years Ended December 31, 2001, 2000 and 1999

                                    CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                                                                        Accumulated
                                                                                           other
                                            Common        Paid-in        Treasury      comprehensive    Retained      Comprehensive
                                            stock         surplus         stock        income (note 2)  earnings         Income
                                          -----------    -----------   -------------   -------------- -------------   --------------
                                                                           (In thousands of dollars)
Balance, December 31, 1998 .............  $  121,111     $  217,022    $   (482,465)   $    94,572    $  1,690,351

Net income .............................           -              -               -              -         470,201    $     470,201
Unrealized investment losses, net ......           -              -               -       (135,307)              -         (135,307)
                                                                                                                      --------------
Comprehensive income ...................           -              -               -              -               -    $     334,894
                                                                                                                      ==============
Dividends declared .....................           -              -               -              -         (10,825)
Repurchase of outstanding
    common shares ......................           -              -        (200,533)             -               -
Reissuance of treasury stock ...........           -         (5,429)         17,291              -               -
                                          -----------    -----------   -------------   ------------   -------------

Balance, December 31, 1999 .............     121,111        211,593        (665,707)       (40,735)      2,149,727

Net income .............................           -              -               -              -         541,999    $     541,999
Unrealized investment gains, net .......           -              -               -        116,549               -          116,549
                                                                                                                      --------------
Comprehensive income ...................           -              -               -              -               -    $     658,548
                                                                                                                      ==============
Dividends declared .....................           -              -               -              -         (10,618)
Repurchase of outstanding
   common shares .......................           -              -          (6,224)             -               -
Reissuance of treasury stock ...........           -         (3,711)         50,898              -               -
                                          -----------    -----------   -------------   ------------   -------------

Balance, December 31, 2000 .............     121,111        207,882        (621,033)        75,814       2,681,108

Net income .............................           -              -               -              -         639,137    $     639,137
Unrealized investment losses, net ......           -              -               -        (21,351)              -          (21,351)
Unrealized loss on derivatives,
  net (note 5) .........................           -              -               -         (7,819)              -           (7,819)
                                                                                                                      --------------
Comprehensive income ...................           -              -               -              -               -    $     609,967
                                                                                                                      ==============
Dividends declared .....................           -              -               -              -         (10,685)
Repurchase of outstanding
   common shares .......................           -              -         (73,488)             -               -
Reissuance of treasury stock ...........           -          6,158          23,353              -               -
                                          -----------    -----------   -------------   ------------   -------------
Balance, December 31, 2001 .............  $  121,111     $  214,040    $   (671,168)   $    46,644    $  3,309,560
                                          ===========    ===========   =============   ============   =============

See accompanying notes to consolidated financial statements.

                                    seventeen

                            MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                            Years Ended December 31, 2001, 2000 and 1999

                                CONSOLIDATED STATEMENT OF CASH FLOWS
                                                          2001             2000             1999
                                                          ----             ----             ----
                                                                (In thousands of dollars)
Cash flows from operating activities:
   Net income ...................................... $     639,137    $     541,999    $     470,201
   Adjustment to reconcile net income to
       net cash provided by operating
       activities:
           Amortization of deferred insurance
              policy acquisition costs .............        22,233           20,597           16,822
           Increase in deferred insurance policy
              acquisition costs ....................       (28,521)         (24,086)         (15,107)
           Depreciation and other amortization .....         8,281            6,860           11,746
           Increase in accrued investment income ...        (7,617)          (4,706)          (5,236)
           Decrease in reinsurance recoverable
               on loss reserves ....................         6,338            2,595            9,706
           Decrease (increase) in reinsurance
               recoverable on unearned premiums ....           265           (2,050)           2,126
           Increase (decrease) in loss reserves ....         4,118          (32,432)         (39,296)
           Decrease in unearned premiums ...........        (6,179)            (654)          (2,361)
           Equity earnings in joint ventures .......       (28,097)         (18,113)         (12,700)
           Other ...................................        16,161           61,027           19,114
                                                     --------------   --------------   --------------
Net cash provided by operating activities ..........       626,119          551,037          455,015
                                                     --------------   --------------   --------------

Cash flows from investing activities:
   Purchase of equity securities ...................           (71)         (14,629)         (14,035)
   Purchase of fixed maturities ....................    (2,801,654)      (1,807,718)      (1,223,599)
   Investments in joint ventures ...................       (15,000)         (19,180)         (13,599)
   Proceeds from sale of equity securities .........         1,685           14,029            4,150
   Proceeds from sale or maturity of fixed
      maturities ...................................     2,213,289        1,349,398          949,723
                                                     --------------   --------------   --------------
Net cash used in investing activities ..............      (601,751)        (478,100)        (297,360)
                                                     --------------   --------------   --------------

Cash flows from financing activities:
   Dividends paid to shareholders ..................       (10,685)         (10,618)         (10,825)
   Proceeds from issuance of short- and
      long-term debt ...............................       205,521          309,079           43,000
   Repayment of short- and long-term debt ..........      (133,384)        (336,751)         (60,000)
   Reissuance of treasury stock ....................        16,830           18,699            3,912
   Repurchase of common stock ......................       (73,488)          (6,224)        (200,533)
                                                     --------------   --------------   --------------
Net cash provided by (used in) financing
     activities ....................................         4,794          (25,815)        (224,446)
                                                     --------------   --------------   --------------
Net increase (decrease) in cash and cash
     equivalents ...................................        29,162           47,122          (66,791)
Cash and cash equivalents at beginning of year .....       157,190          110,068          176,859
                                                     --------------   --------------   --------------
Cash and cash equivalents at end of year ........... $     186,352    $     157,190    $     110,068
                                                     ==============   ==============   ==============

See accompanying notes to consolidated financial statements.

                                    eighteen

                  MGIC INVESTMENT CORPORATION & SUBSIDIARIES --
                        December 31, 2001, 2000 and 1999

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Nature of business

     MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States to protect against loss from defaults on low down payment residential mortgage loans. Through certain other non-insurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention.

     At December 31, 2001, the Company's direct primary insurance in force (representing the current principal balance of all mortgage loans that are currently insured) and direct primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage), excluding MGIC Indemnity Corporation ("MIC"), formerly known as Wisconsin Mortgage Assurance Corporation, was approximately $183.9 billion and $45.2 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2001 was approximately $2.0 billion. MIC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $0.7 billion, $0.2 billion and $0.3 billion, respectively, at December 31, 2001. (See note 7.)

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

Principles of consolidation
     The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 45.9% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 45.5% investment in Sherman Financial Group LLC, ("Sherman"), which are joint ventures with Radian Group Inc. and 45.8% investment in Customers Forever LLC, ("Customers Forever"), a joint venture with Marshall & Ilsley Corporation are accounted for on the equity method and recorded on the balance sheet as investments in joint ventures. The Company's equity earnings from these joint ventures are included in other revenue. (See note 8.)

     The Company has certain other joint ventures and investments of an immaterial amount.

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

     Home office and equipment is shown net of accumulated depreciation of $34.9 million and $31.3 million at December 31, 2001 and 2000, respectively.

Deferred insurance policy acquisition costs
     Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred acquisition costs
(DAC). Because Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, nineteen
amortization of these costs for each underwriting year book of business are charged against revenue in proportion to estimated gross profits over the life of the policies using the guidance of Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

     During 2001, 2000 and 1999, the Company amortized $22.2 million, $20.6 million and $16.8 million, respectively, of deferred insurance policy acquisition costs.

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

                                     twenty

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

Earnings per share
     The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

                                             Years Ended December 31,
                                     ----------------------------------------
                                          2001           2000          1999
                                          ----           ----          ----
                                               (shares in thousands)
    Weighted-average shares -
       Basic EPS                        106,941        106,202       108,061
    Common stock equivalents                854          1,058         1,197
                                     -----------     ----------    ----------
    Weighted-average shares -
       Diluted EPS                      107,795        107,260       109,258
                                     ===========     ==========    ==========

Statement of cash flows
     For purposes of the consolidated statement of cash flows, the Company considers short-term investments to be cash equivalents, as short-term investments have original maturities of three months or less.

Comprehensive income
     The Company's total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

                                                            Years Ended December 31,
                                                        2001           2000              1999
                                                        ----           ----              ----
                                                            (In thousands of dollars)
Net income                                             $639,137      $541,999         $470,201
Other comprehensive (loss) income                       (29,170)      116,549         (135,307)
                                                      ---------      --------         --------
      Total comprehensive income                       $609,967      $658,548         $334,894
                                                      =========      ========         ========
Other comprehensive (loss) income (net of tax):
      Cumulative effect  - FAS 133                    $  (5,982)     $    N/A        $     N/A
      Net derivative losses                              (2,919)          N/A              N/A
      Amortization of deferred losses                     1,082           N/A              N/A
      FAS 115                                           (21,351)      116,549         (135,307)
                                                      ---------      --------         --------

Comprehensive income                                  $ (29,170)     $116,549        $(135,307)
                                                      =========      ========        =========

     The difference between the Company's net income and total comprehensive income for the years ended December 31, 2001, 2000 and 1999 is due to the change in unrealized appreciation/depreciation on investments, the cumulative effect of the adoption of SFAS No. 133 and the market value adjustment of the hedges, all net of tax.

Recent accounting pronouncements
     The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), effective January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of SFAS 133 did not have a significant effect on the Company's results of operations or its financial position due to its limited use of derivative instruments. (See note 5.)

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations, and No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 141 is effective for all business combinations initiated after June 30, 2001 and SFAS 142 is effective for fiscal years beginning after December 15, 2001.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for

                                   twenty-one
the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001.

     Management does not anticipate adoption of these pronouncements will have a significant effect on the Company's results of operations or its financial position.

Reclassifications
     Certain reclassifications have been made in the accompanying financial statements to 2000 and 1999 amounts to allow for consistent financial reporting.

3.     Related party transactions

     The Company provided certain services to C-BASS and Customers Forever in 2001, 2000 and 1999 in exchange for an immaterial amount of fees. In addition, C-BASS provided certain services to the Company during 2001, 2000 and 1999 in exchange for an immaterial amount of fees.


                                   twenty-two

4.     Investments

     The following table summarizes the Company's investments at December 31, 2001 and 2000:

                                                                                           Financial
                                                  Amortized             Market             Statement
                                                     Cost               Value                Value
                                               -----------------   ----------------     -----------------
                                                               (In thousands of dollars)
At December 31, 2001:

   Securities, available-for-sale:
       Fixed maturities .....................  $      3,804,274    $      3,888,740     $      3,888,740
       Equity securities ....................            21,481              20,747               20,747
       Short-term investments ...............           159,901             159,960              159,960
                                               -----------------   -----------------    -----------------
   Total investment portfolio ...............  $      3,985,656    $      4,069,447     $      4,069,447
                                               =================   =================    =================
At December 31, 2000:

   Securities, available-for-sale:
       Fixed maturities .....................  $      3,182,063    $      3,298,561     $      3,298,561
       Equity securities ....................            21,903              22,042               22,042
       Short-term investments ...............           151,592             151,592              151,592
                                               -----------------   -----------------    -----------------
   Total investment portfolio ...............  $      3,355,558    $      3,472,195     $      3,472,195
                                               =================   =================    =================

     The amortized cost and market value of investments at December 31, 2001 are as follows:

                                                              Gross             Gross
                                          Amortized         Unrealized       Unrealized          Market
December 31, 2001:                          Cost              Gains            Losses            Value
------------------                     ----------------   ---------------  ----------------  ---------------
                                                            (In thousands of dollars)
U.S. Treasury securities
   and obligations of U.S.
   government corporations
   and agencies ...................... $       307,761    $        3,486   $        (5,799)  $      305,448
Obligations of states and
   political subdivisions ............       2,998,688            85,336           (14,513)       3,069,511
Corporate securities .................         564,659            15,201            (1,497)         578,363
Mortgage-backed securities ...........          79,082             1,089                 -           80,171
Debt securities issued
   by foreign sovereign
   governments .......................          13,985             1,222                 -           15,207
                                       ----------------   ---------------  ----------------  ---------------
   Total debt securities .............       3,964,175           106,334           (21,809)       4,048,700
Equity securities ....................          21,481                 -              (734)          20,747
                                       ----------------   ---------------  ----------------  ---------------

   Total investment portfolio ........ $     3,985,656    $      106,334   $       (22,543)  $    4,069,447
                                       ================   ===============  ================  ===============

     The amortized cost and market value of investments at December 31, 2000 are as follows:

                                                               Gross             Gross
                                          Amortized          Unrealized       Unrealized           Market
December 31, 2000:                           Cost              Gains            Losses              Value
------------------                     -----------------   ---------------  ----------------  ------------------
                                                              (In thousands of dollars)
U.S. Treasury securities
   and obligations of U.S.
   government corporations
   and agencies ...................... $        220,168    $        6,033   $          (592)  $         225,609
Obligations of states and
   political subdivisions ............        2,382,766           106,776            (1,226)          2,488,316
Corporate securities .................          715,115            12,152            (7,282)            719,985
Mortgage-backed securities ...........            1,648                 9                 -               1,657
Debt securities issued
   by foreign sovereign
   governments .......................           13,958               628                 -              14,586
                                       -----------------   ---------------  ----------------  ------------------
   Total debt securities .............        3,333,655           125,598            (9,100)          3,450,153
Equity securities ....................           21,903               757              (618)             22,042
                                       -----------------   ---------------  ----------------  ------------------

   Total investment portfolio ........ $      3,355,558    $      126,355   $        (9,718)  $       3,472,195
                                       =================   ===============  ================  ==================

                                  twenty-three

     The amortized cost and market values of debt securities at December 31, 2001, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          Amortized             Market
                                            Cost                Value
                                      ----------------     ------------------
                                            (In thousands of dollars)

Due in one year or less ............  $        225,653     $          226,632
Due after one year through
   five years ......................           810,272                835,696
Due after five years through
   ten years .......................         1,239,608              1,257,389
Due after ten years ................         1,609,560              1,648,812
                                      -----------------    -------------------
                                             3,885,093              3,968,529

Mortgage-backed securities .........            79,082                 80,171
                                      -----------------    -------------------

Total at December 31, 2001 .........  $      3,964,175     $        4,048,700
                                      =================    ===================

       Net investment income is comprised of the following:

                                  2001              2000               1999
                                  ----              ----               ----
                                         (In thousands of dollars)

Fixed maturities ...........  $     195,821     $    167,810     $     144,614
Equity securities ..........          2,953            1,279               975
Short-term investments .....          6,863           10,673             8,865
Other ......................            495              341                46
                              --------------    -------------    --------------

Investment income ..........        206,132          180,103           154,500
Investment expenses ........         (1,739)          (1,568)           (1,429)
                              --------------    -------------    --------------

Net investment income ......  $     204,393     $    178,535     $     153,071
                              ==============    =============    ==============

     The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

                                                   2001             2000              1999
                                                   ----             ----              ----
                                                          (In thousands of dollars)
Net realized investment gains (losses)
  on sale of investments:
      Fixed maturities ....................  $      38,199    $       1,440     $           3,409
      Equity securities ...................           (876)               -                     -
      Short-term investments ..............             29               (8)                   (3)
                                             --------------   --------------    ------------------
                                                    37,352            1,432                 3,406
                                             --------------   --------------    ------------------
Change in net unrealized appreciation
  (depreciation):
      Fixed maturities ....................        (32,032)         182,387              (208,338)
      Equity securities ...................           (873)          (3,084)                  179
      Short-term investments ..............             59                -                     -
                                             --------------   --------------    ------------------
                                                   (32,846)         179,303              (208,159)
                                             --------------   --------------    ------------------
Net realized investment gains
   (losses) and change in net
   unrealized appreciation
   (depreciation) .........................  $       4,506    $     180,735     $        (204,753)
                                             ==============   ==============    ==================

     The gross realized gains and the gross realized losses on sales of available-for-sale securities were $50.8 million and $13.4 million, respectively, in 2001, $18.2 million and $16.8 million, respectively, in 2000 and $14.5 million and $11.1 million, respectively, in 1999.

     The tax (benefit) expense of the changes in net unrealized (depreciation) appreciation was ($11.5) million, $62.8 million and ($72.9) million for 2001, 2000 and 1999, respectively.

5.     Short- and long- term debt

     During the first quarter of 2001, the Company established a $200 million commercial paper program, which was rated "A-1" by Standard and Poors ("S&P") and "P-1" by Moody's. At December 31, 2001, the Company had $172.1 million in commercial paper outstanding with a weighted average interest rate of 1.91%.

     The Company has a $200 million credit facility available at December 31, 2001, with $100 million expiring in 2003 and $100 million expiring in 2004. Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of AA- or better with S&P. At December 31, 2001, the Company had shareholders' equity of $3.02 billion and MGIC had a claims paying ability rating of AA+ from S&P. These facilities are currently being used as liquidity back up facilities for the outstanding commercial paper. The remaining credit available under these facilities after reduction for the amount necessary to support the commercial paper was $27.9 million at December 31, 2001. The Company had $98 million outstanding under the credit facility at December 31, 2000.

     In June of 2000, the Company filed a $500 million public debt shelf registration statement. During the fourth quarter of 2000, the Company issued, in public offerings, $300 million, 7-1/2% Senior Notes due in 2005. The notes are unsecured and were rated "A1" by Moody's and "A+" by S&P. The Company had Senior Notes outstanding of $300 million at December 31, 2001 and 2000.

     Interest payments on all long-term debt were $26.9 million, $25.5 million and $22.0 million for the years ended December 31, 2001, 2000 and 1999,

                                  twenty-four
respectively. At December 31, 2001, the market value of the long-term debt is $492.6 million.

     The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. During 1999, the Company utilized three interest rate swaps, each with a notional amount of $100 million, to reduce and manage interest rate risk on a portion of the variable rate debt under the credit facilities. The notional amount of $100 million represents the stated principal balance used for calculating payments. The Company received and paid amounts based on rates that were both fixed and variable. Earnings on the swaps during 1999, of approximately $3.8 million, were netted against interest expense.

     In 2000, two of the swaps were amended and designated as fair-value hedges which qualified for short cut accounting. The Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5 year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. The gain on termination is being amortized over the remaining life of the underlying debt. The remaining swap was also amended during 2000 and designated as a cash flow hedge. Under the terms of the swap contract, the Company pays a fixed rate of 6.79% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facilities and is designated as a hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Earnings on the swaps during 2000 of approximately $0.3 million were netted against interest expense. Expenses on the swaps during 2001, of approximately $3.7 million, were included in interest expense. The swap outstanding at December 31, 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

6.     Loss reserves

     Loss reserve activity was as follows:

                                                    2001              2000                1999
                                                    ----              ----                ----
                                                          (In thousands of dollars)
Reserve at beginning of year ................  $      609,546     $     641,978    $     681,274
Less reinsurance recoverable ................          33,226            35,821           45,527
                                               ---------------    --------------   --------------
Net reserve at beginning of year ............         576,320           606,157          635,747
Reserve transfer (1) ........................               -                85              833
                                               ---------------    --------------   --------------
Adjusted reserve at beginning
     of year ................................         576,320           606,242          636,580

Losses incurred:
  Losses and LAE incurred in respect
    of default notices received in:
       Current year .........................         372,940           320,769          333,193
       Prior years (2) ......................        (212,126)         (229,046)        (235,997)
                                               ---------------    --------------   --------------
          Subtotal ..........................         160,814            91,723           97,196
                                               ---------------    --------------   --------------
Losses paid:
  Losses and LAE paid in respect
    of default notices received in:
       Current year .........................          14,047             9,044            7,601
       Prior years ..........................         136,311           112,601          120,018
                                               ---------------    --------------   --------------
          Subtotal ..........................         150,358           121,645          127,619
                                               ---------------    --------------   --------------
Net reserve at end of year ..................         586,776           576,320          606,157
Plus reinsurance recoverables ...............          26,888            33,226           35,821
                                               ---------------    --------------   --------------
Reserve at end of year ......................  $      613,664     $     609,546    $     641,978
                                               ===============    ==============   ==============

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

     Current year losses incurred increased from 2000 to 2001 primarily due to an increase in the primary notice inventory related to bulk default activity, the maturation of the 1998 and 1999 books of business and defaults arising from the early development of the 2000 book of business. The primary insurance notice inventory increased from 37,422 at December 31, 2000 to 54,653 at December 31, 2001 and pool insurance notice twenty-five
inventory increased from 18,209 at December 31, 2000 to 23,623 at December 31, 2001. Included in the notice inventory was the bulk notice inventory of 18,460 at December 31, 2001 and 7,533 at December 31, 2000. The default rate at December 31, 2001 was 3.46% compared to 2.58% at December 31, 2000. Excluding bulk defaults, the default rates were 2.65% and 2.19% at December 31, 2001 and 2000, respectively. The default rates on bulk loans were 8.59% and 9.02% at December 31, 2001 and 2000, respectively. The average claim paid for 2001 was $18,607 compared to $18,977 in 2000.

     The favorable development of the reserves in 2001, 2000 and 1999 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 2000, 1999 and 1998, respectively.

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

     The reinsurance recoverable on loss reserves and the reinsurance recoverable on unearned premiums primarily represent amounts recoverable from large international reinsurers. The Company monitors the financial strength of its reinsurers including their claims paying ability rating and does not currently anticipate any collection problems. Generally, reinsurance recoverables on loss reserves and unearned premiums are backed by trust funds or letters of credit. No reinsurer represents more than $10 million of the aggregate amount recoverable. As a result of the purchase of MIC on December 31, 1998, reinsurance recoverable on loss reserves as shown in the Consolidated Balance Sheet includes approximately $11 million and $15 million of reinsured loss reserves at December 31, 2001 and December 31, 2000, respectively.

     The effect of reinsurance on premiums earned and losses incurred is as follows:

                                  2001               2000              1999
                                            (In thousands of dollars)
Premiums earned:
   Direct ..................  $    1,107,168    $     939,981     $     819,485
   Assumed .................             686              999             1,442
   Ceded ...................         (65,587)         (50,889)          (28,346)
                              ---------------   --------------    --------------

   Net premiums earned .....  $    1,042,267    $     890,091     $     792,581
                              ===============   ==============    ==============

Losses incurred:
   Direct ..................  $      157,360    $      93,218     $      94,920
   Assumed .................            (123)              35            (1,332)
   Ceded ...................           3,577           (1,530)            3,608
                              ---------------   --------------    --------------

   Net losses incurred .....  $      160,814    $      91,723     $      97,196
                              ===============   ==============    ==============

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

     Total combined assets of C-BASS at December 31, 2001 and 2000 were approximately $1.3 billion and $1.0 billion, respectively, of which approximately $1,071 million and $867 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2001 and 2000 were approximately $981 million and $765 million, respectively, of which approximately $938 million and $746 million, respectively, were funding arrangements, including accrued interest. For the years ended December 31, 2001 and 2000, revenues of approximately $216 million and $153 million, twenty-six
respectively, and expenses of approximately $130 million and $97 million, respectively, resulted in income before tax of approximately $86 million and $56 million, respectively. The Company's investment in C-BASS on an equity basis at December 31, 2001 was $127.8 million.

     Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of Sherman. Market value adjustments could impact the Company's share of Sherman's results of operations. The Company's investment in Sherman on an equity basis at December 31, 2001 was $36.1 million.

     The Company expects that it will provide additional funding to the joint ventures.

9.     Benefit plans

     The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

                                                                              Other Postretirement
                                                      Pension Benefits              Benefits
                                                -------------------------   ------------------------
                                                    2001         2000          2001           2000
                                                    ----         ----          ----           ----
                                                               (In thousands of dollars)
Reconciliation of benefit obligation:
Benefit obligation at beginning of year ......   $ 74,182      $ 69,971      $ 27,924      $ 24,512
   Service cost ..............................      5,113         4,734         2,065         1,943
   Interest cost .............................      5,518         4,885         2,056         1,831
   Plan transfer .............................      1,202          --            --            --
   Actuarial loss (gain) .....................      6,838        (4,341)        5,336           (18)
   Benefits paid .............................     (1,224)       (1,067)         (649)         (344)
                                                 --------      --------      --------      --------

Benefit obligation at end of year ............   $ 91,629      $ 74,182      $ 36,732      $ 27,924
                                                 ========      ========      ========      ========
Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning
    of year ..................................   $ 86,285      $ 86,848      $ 13,556      $ 13,330
   Actual return on plan assets ..............     (4,385)       (1,627)       (1,095)         (524)
   Employer contributions ....................      9,483         2,131         1,641           750
   Benefits paid .............................     (1,224)       (1,067)         --            --
                                                 --------      --------      --------      --------
Fair value of plan assets at end of year .....   $ 90,159      $ 86,285      $ 14,102      $ 13,556
                                                 ========      ========      ========      ========
Reconciliation of funded status:
Benefit obligation at end of year ............   $(91,629)     $(74,182)     $(36,732)     $(27,924)
Fair value of plan assets at end of year .....     90,159        86,285        14,102        13,556
                                                 --------      --------      --------      --------
Funded status at end of year .................     (1,470)       12,103       (22,630)      (14,368)
   Unrecognized net actuarial loss (gain) ....      8,935        (7,977)        4,075        (3,426)
   Unrecognized net transition obligation ....       --            --           5,829         6,359
   Unrecognized prior service cost ...........      2,864         2,176          --            --
                                                 --------      --------      --------      --------
Prepaid (accrued) benefit cost ...............   $ 10,329      $  6,302      $(12,726)     $(11,435)
                                                 ========      ========      ========      ========

                                  twenty-seven

     The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

                                                                                        Other Postretirement
                                                     Pension Benefits                         Benefits
                                            ------------------------------------ ------------------------------------
                                                2001        2000        1999         2001        2000        1999
                                                ----        ----        ----         ----        ----        ----
                                                                    (In thousands of dollars)
Service cost .............................  $    5,113  $    4,734  $     5,869  $    2,065  $    1,943  $     2,041
Interest cost ............................       5,518       4,885        4,677       2,056       1,831        1,644
Expected return on plan assets ...........      (6,350)     (6,496)      (5,543)     (1,016)     (1,009)        (844)
Recognized net actuarial gain ............         (27)       (520)           -         (54)       (146)         (17)
Amortization of transition obligation ....           -          32           32         530         530          530
Amortization of prior service cost .......         232         183          183           -           -            -
                                            ----------- ----------- ------------ ----------- ----------- ------------
Net periodic benefit cost ................  $    4,486  $    2,818  $     5,218  $    3,581  $    3,149  $     3,354
                                            =========== =========== ============ =========== =========== ============

     The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

                                                                                        Other Postretirement
                                                      Pension Benefits                        Benefits
                                             --------------------------------   ------------------------------
                                              2001        2000        1999        2001       2000        1999
                                              ----        ----        ----        ----       ----        ----
Weighted-average interest rate
  assumptions as of December 31:
      Discount rate .......................   7.0%        7.5%         7.5%       7.0%        7.5%       7.5%
      Expected return on plan assets ......   7.5%        7.5%         7.5%       7.5%        7.5%       7.5%
      Rate of compensation increase .......   6.0%        6.0%         6.0%        N/A         N/A        N/A

     Plan assets consist of fixed maturities and equity securities. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is:

          Medical Pre 65: ..... 9.0% for 2001 graded down by 0.5% to 6.0% in
                                2007 and remaining level thereafter.

          Medical Post 65: .... 9.0% for 2001 graded down by 0.5% to 6.0% in
                                2007 and remaining at 6.0% thereafter.

          Dental: ............. 6.0% per year.

     A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

                                                       1-Percentage            1-Percentage
                                                      Point Increase          Point Decrease
                                                     -----------------       -----------------
                                                            (In thousands of dollars)

Effect on total service and interest cost
   components .....................................  $        844            $        (721)
Effect on postretirement benefit obligation .......         6,896                    (5,966)

     The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $5.8 million, $4.7 million and $5.3 million in 2001, 2000 and 1999, respectively.

10.    Income taxes

     The components of the net deferred tax liability as of December 31, 2001 and 2000 are as follows:

                                                     2001               2000
                                                     ----               ----
                                                   (In thousands of dollars)

Unearned premium reserves ...................  $     (11,269)     $     (12,054)
Deferred policy acquisition costs ...........         11,244              9,044
Loss reserves ...............................         (4,009)            (6,368)
Unrealized appreciation in investments ......         25,116             40,822
Contingency reserve .........................         50,018             51,330
Mortgage investments ........................         45,966             16,499
Litigation settlement .......................         (7,918)            (8,128)
Other, net ..................................         (2,698)            (9,364)
                                               --------------     --------------
Net deferred tax liability ..................  $     106,450      $      81,781
                                               ==============     ==============

                                  twenty-eight

     At December 31, 2001, gross deferred tax assets and liabilities amount to $70.8 million and $177.2 million, respectively. Management believes that all gross deferred tax assets at December 31, 2001 are fully realizable and no valuation reserve is established.

     The following summarizes the components of the provision for income tax:

                                      2001             2000              1999
                                      ----             ----              ----
                                              (In thousands of dollars)
Federal:
   Current ....................  $    248,679     $    208,949     $    179,423
   Deferred ...................        40,376           34,476           28,874
State .........................         3,718            3,377            2,512
                                 -------------    -------------    -------------
Provision for income tax ......  $    292,773     $    246,802     $    210,809
                                 =============    =============    =============

     The Company paid $271.3 million, $199.9 million and $173.1 million in federal income tax in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the Company owned $1,004.3 million and $838.0 million, respectively, of tax and loss bonds.

     The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:


                                          2001            2000           1999
                                          ----            ----           ----
                                                 (In thousands of dollars)
Tax provision computed at federal
   tax rate ......................... $   326,169    $   276,080    $   238,354
(Decrease) increase in tax
   provision resulting from:
      Tax exempt municipal bond
          interest ..................     (35,715)       (32,350)       (31,851)
      Other, net ....................       2,319          3,072          4,306
                                      ------------   ------------   ------------

Provision for income tax ............ $   292,773    $   246,802    $   210,809
                                      ============   ============   ============

11.    Shareholders' equity and dividend restrictions

     The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 2002, MGIC can pay $137.4 million of dividends and the other insurance subsidiaries of the Company can pay $7.8 million of dividends without such regulatory approval.

     Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

     In 2001, 2000 and 1999, the Company paid dividends of $10.7 million, $10.6 million and $10.8 million, respectively, or $0.10 per share in 2001, 2000 and 1999.

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

     Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

     Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available for sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

                                   twenty-nine

     The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

          Year Ended          Net                                  Contingency
         December 31,        Income            Equity                Reserve
         ------------        ------            ------               ---------
                              (In thousands of dollars)

             2001       $     426,294      $    1,451,808      $    3,039,332
             2000             348,137             991,343           2,616,653
             1999             296,287             637,234           2,253,418

     The differences between the statutory net income and equity presented above for the insurance subsidiaries and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices, and the effect of the treasury shares on consolidated equity.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and also changes current statutory accounting in other areas. The OCI has adopted the Codification guidance, effective January 1, 2001. The effect of the adoption has not had a material impact on the Company's insurance subsidiaries' statutory surplus. The most significant change affecting surplus is the requirement to record deferred income taxes.

     The Company has a stock option plan which permits certain officers and employees to purchase common stock at specified prices. A summary of activity in the stock option plans during 1999, 2000 and 2001 is as follows:

                                               Average              Shares
                                              Exercise              Subject
                                                Price              to Option
                                         --------------    --------------------

Outstanding, December 31, 1998 ........  $       24.87               3,193,924

   Granted ............................          42.29                 791,750
   Exercised ..........................           8.74                (413,930)
   Canceled ...........................          45.94                 (25,480)
                                                             ------------------
Outstanding, December 31, 1999 ........          30.52               3,546,264
                                                             ------------------
   Granted ............................          45.40                 954,000
   Exercised ..........................          16.91              (1,080,208)
   Canceled ...........................          37.96                 (35,060)
                                                             ------------------
Outstanding, December 31, 2000 ........          38.96               3,384,996
                                                             ------------------
   Granted ............................          57.90                 533,750
   Exercised ..........................          29.28                (555,952)
   Canceled ...........................          44.15                 (25,107)
                                                             ------------------
Outstanding, December 31, 2001 ........          43.56               3,337,687
                                                             ==================

     The exercise price of the options granted in 1999, 2000 and 2001 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 2001, 1,270,959 shares were available for future grant under the stock option plan.

     The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Had compensation cost for the Company's stock option plan been determined based on the fair value method described by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                          Year Ended December 31,
                                ------------------------------------------------
                                    2001             2000              1999
                                    ----             ----              ----

Net income                       $    625,654    $    530,625     $    464,793

Earnings per share:
   Basic ......................  $       5.85    $       5.00     $       4.30
   Diluted ....................  $       5.80    $       4.95     $       4.25

     The fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

                                  Grants Issued in Year Ended December 31,
                                -----------------------------------------------
                                  2001             2000             1999
                                  ----             ----             ----
Risk free interest rate .......   5.10%            6.75%            5.18%
Expected life .................  5.0 years        6.8 years        5.4 years
Expected volatility ...........  39.64%           33.62%           33.55%
Expected dividend yield .......   0.16%            0.15%            0.16%
Fair value of each option .....  $24.43           $21.96           $16.70

     The following is a summary of stock options outstanding at December 31, 2001:

                                      Options Outstanding                       Options Exercisable
                         -----------------------------------------------   -------------------------------
                                         Remaining           Average                           Average
      Exercise                             Average           Exercise                          Exercise
     Price Range            Shares       Life (years)         Price             Shares            Price
     -----------            ------       ------------      ------------         ------         --------
$9.63 - $20.88               157,100         2.1           $       15.65         157,100     $      15.65

$26.69 - $47.31            2,531,437         6.7                   41.29       1,240,368            38.38

$53.70 - $68.63              649,150         8.4                   59.17          89,300            64.50
                       --------------                                        ------------
Total                      3,337,687         6.8                   43.56       1,486,768            37.55
                       ==============                                        ============

     At December 31, 2000 and 1999, option shares of 1,229,038 and 1,721,204 were exercisable at an average exercise price of $31.93 and $20.03, respectively. The Company also granted an immaterial amount of equity thirty
instruments other than options during 1999, 2000 and 2001.

     The Company adopted a Shareholder Rights Plan on July 22, 1999. Under terms of the plan, on August 9, 1999, Common Share Purchase Rights were distributed as a dividend at the rate of one Common Share Purchase Right for each outstanding share of the Company's Common Stock. The "Distribution Date" occurs ten days after an announcement that a person has acquired 15 percent or more of the Company's Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of the Company's Common Stock at a Purchase Price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of shares of Common Stock of the Company (or if after the Shares Acquisition Date, the Company is acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

12.    Leases

     The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next seven years. Generally, all rental payments are fixed.

     Total rental expense under operating leases was $6.7 million, $5.3 million and $5.5 million in 2001, 2000 and 1999, respectively.

     At December 31, 2001, minimum future operating lease payments are as follows (in thousands of dollars):

            2002 .........................................  $       5,709
            2003 .........................................          4,519
            2004 .........................................          2,131
            2005 .........................................          1,047
            2006 .........................................            232
            2007 and thereafter ..........................              0
                                                            --------------
               Total .....................................  $      13,638
                                                            ==============

13.    Contingencies and litigation settlement

     The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of this pending litigation will not have a material adverse effect on the financial position or results of operations of the Company.

     In addition, in June 2001, the Federal District Court for the Southern District of Georgia, before which Downey et. al.v. MGIC is pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals of related orders denying certain class members the right to intervene to challenge certain aspects of the settlement in Downey and two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act.

     The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive thirty-one
relief, including prohibiting MGIC from receiving future premium payments. If the settlement is not fully implemented, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.






                                  thirty-two

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors & Shareholders of
MGIC Investment Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP


Milwaukee, Wisconsin
January 9, 2002



                                  thirty-three

                       UNAUDITED QUARTERLY FINANCIAL DATA
                                                                 Quarter                           2001
             2001                              First       Second        Third       Fourth        Year
             ----                              -----       ------        -----       ------        ----
                                                    (In thousands of dollars, except per share data)
 Net premiums written ....................... $229,588     $256,903     $271,006     $278,856  $1,036,353
 Net premiums earned ........................  241,182      257,372      264,780      278,933   1,042,267
 Investment income, net of expenses .........   50,045       51,566       51,021       51,761     204,393
 Losses incurred, net .......................   29,377       36,304       43,468       51,665     160,814
 Underwriting and other expenses, net .......   51,654       58,524       58,317       65,999     234,494
 Net income .................................  157,924      161,218      158,992      161,003     639,137
 Earnings per share (a):
    Basic ...................................     1.48         1.51         1.48         1.51        5.98
    Diluted .................................     1.46         1.49         1.47         1.50        5.93


                                                                  Quarter                           2000
             2000                               First       Second        Third       Fourth        Year
             ----                               -----       ------        -----       ------        ----
                                                   (In thousands of dollars, except per share data)
Net premiums written ........................ $199,320     $220,814     $236,208     $231,046    $887,388
Net premiums earned .........................  210,104      218,434      229,208      232,345     890,091
Investment income, net of expenses ..........   40,609       42,731       46,125       49,070     178,535
Losses incurred, net ........................   22,615       22,540       21,442       25,126      91,723
Underwriting and other expenses, net ........   47,008       46,198       40,055       44,576     177,837
Litigation settlement .......................        -            -            -       23,221      23,221
Net income ..................................  127,220      136,103      146,355      132,321     541,999
Earnings per share (a):
   Basic ....................................     1.20         1.28         1.38         1.24        5.10
   Diluted ..................................     1.19         1.27         1.36         1.23        5.05

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.










                                   thirty-four

MGIC Stock

MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 2001, 106,086,594 shares were outstanding. The following table sets forth for 2000 and 2001 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

                      2000                      2001
            -------------------------  ------------------------
Quarters       High         Low           High         Low

1st         $  59.2500  $  31.9375     $ 69.3600   $  51.0000
2nd            54.8750     42.0000       77.3100      61.0000
3rd            64.3125     44.7500       76.5000      54.0000
4th            71.5000     58.5000       66.2000      50.5600

In 2000 and 2001 the Company declared and paid the following cash dividends:

                  2000                2001
            -----------------   ------------------
Quarters
1st           $   .025             $   .025
2nd               .025                 .025
3rd               .025                 .025
4th               .025                 .025
              -------------        ------------
              $   .100             $   .100
              =============        ============

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see the sixth paragraph under "Management's Discussion and Analysis -- Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.


As of March 4, 2002, the number of shareholders of record was 244. In addition, there were approximately 107,400 beneficial owners of shares held by brokers and fiduciaries.