Form 10-K, Exhibit 13
period 2002-12-31
MGIC INVESTMENT CORP
filed 2003-03-31
CIK 876437


                                                                                                         EXHIBIT 13



                MGIC INVESTMENT CORPORATION & SUBSIDIARIES -- YEARS ENDED DECEMBER 31, 2002, 2001, 2000, 1999 AND 1998
             ------------------------------------------------------------------------------------------------------------
                                             Five-Year Summary of Financial Information
             ------------------------------------------------------------------------------------------------------------



                                                    2002             2001            2000             1999            1998
                                                --------------   --------------  --------------   --------------  --------------

                                                                (In thousands of dollars, except per share data)
Summary of Operations
Revenues:
   Net premiums written.......................  $   1,177,955    $   1,036,353   $     887,388    $     792,345   $     749,161
                                                ==============   ==============  ==============   ==============  ==============

   Net premiums earned........................  $   1,182,098    $   1,042,267   $     890,091    $     792,581   $     763,284
   Investment income, net.....................        207,516          204,393         178,535          153,071         143,019
   Realized investment gains, net.............         29,113           37,352           1,432            3,406          18,288
   Other revenue..............................        147,076           73,829          40,283           47,697          47,075
                                                --------------   --------------  --------------   --------------  --------------
     Total revenues...........................      1,565,803        1,357,841       1,110,341          996,755         971,666
                                                --------------   --------------  --------------   --------------  --------------

Losses and expenses:
   Losses incurred, net.......................        365,752          160,814          91,723           97,196         211,354
   Underwriting and other expenses............        265,633          234,494         177,837          198,147         187,103
   Interest expense...........................         36,776           30,623          28,759           20,402          18,624
   Litigation settlement......................              -                -          23,221                -               -
                                                --------------   --------------  --------------   --------------  --------------
     Total losses and expenses................        668,161          425,931         321,540          315,745         417,081
                                                --------------   --------------  --------------   --------------  --------------

Income before tax.............................        897,642          931,910         788,801          681,010         554,585
Provision for income tax......................        268,451          292,773         246,802          210,809         169,120
                                                --------------   --------------  --------------   --------------  --------------
Net income....................................  $     629,191    $     639,137   $     541,999    $     470,201   $     385,465
                                                ==============   ==============  ==============   ==============  ==============

Weighted average common shares outstanding (in
   thousands).................................        104,214          107,795         107,260          109,258         113,582
                                                ==============   ==============  ==============   ==============  ==============

Diluted earnings per share....................  $        6.04    $        5.93   $        5.05    $        4.30   $        3.39
                                                ==============   ==============  ==============   ==============  ==============

Dividends per share...........................  $         .10    $         .10   $         .10    $         .10   $         .10
                                                ==============   ==============  ==============   ==============  ==============

Balance sheet data
   Total investments..........................  $   4,726,472    $   4,069,447   $   3,472,195    $   2,789,734   $   2,779,706
   Total assets...............................      5,300,303        4,567,012       3,857,781        3,104,393       3,050,541
   Loss reserves..............................        733,181          613,664         609,546          641,978         681,274
   Short- and long-term debt..................        677,246          472,102         397,364          425,000         442,000
   Shareholders' equity.......................      3,395,192        3,020,187       2,464,882        1,775,989       1,640,591
   Book value per share.......................          33.87            28.47           23.07            16.79           15.05




-----------------------------------------------------------------------------------------------------------------------------

A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company.


                                                  -------------
                                                       one
                                                  -------------


                MGIC INVESTMENT CORPORATION & SUBSIDIARIES -- YEARS ENDED DECEMBER 31, 2002, 2001, 2000, 1999 AND 1998
             ------------------------------------------------------------------------------------------------------------
                                             Five-Year Summary of Financial Information
             ------------------------------------------------------------------------------------------------------------




                                                    2002             2001            2000             1999            1998
                                                --------------   --------------  --------------   --------------  --------------
New primary insurance written ($ millions)....  $      92,532    $      86,122   $      41,546    $      46,953   $      43,697
New primary risk written ($ millions).........         23,403           21,038          10,353           11,422          10,850
New pool risk written ($ millions) (1)........            674              412             345              564             618

Insurance in force (at year-end) ($ millions)
   Direct primary insurance...................        196,988          183,904         160,192          147,607         137,990
   Direct primary risk........................         47,623           42,678          39,090           35,623          32,891
   Direct pool risk (1).......................          2,568            1,950           1,676            1,557           1,133

Primary loans in default ratios
   Policies in force..........................      1,655,887        1,580,283       1,448,348        1,370,020       1,320,994
   Loans in default...........................         73,648           54,653          37,422           29,761          29,253
   Percentage of loans in default.............         4.45%            3.46%           2.58%            2.17%           2.21%
   Percentage of loans in default-- bulk (2)..        10.09%            8.59%           9.02%            8.04%              -

Insurance operating ratios (GAAP)
   Loss ratio.................................         30.9%            15.4%           10.3%            12.3%           27.7%
   Expense ratio..............................         14.8%            16.5%           16.4%            19.7%           19.6%

                                                --------------   --------------  --------------   --------------  --------------
   Combined ratio.............................         45.7%            31.9%           26.7%            32.0%           47.3%
                                                ==============   ==============  ==============   ==============  ==============

Risk-to-capital ratio (statutory)
   MGIC.......................................          8.7:1            9.1:1          10.6:1           11.9:1          12.9:1


(1)  Represents contractual aggregate loss limits and, for the year ended December 31, 2002, for $3.0 billion of risk without such limits, risk is calculated at $276 million for new risk written and $274 million for risk in force, the estimated amount that would credit enhance these loans to a `AA' level.

(2)  Information relating to bulk defaults in 1998 is not separately presented and is not material.


                                                  -------------
                                                       two
                                                  -------------

 -----------------------------------------------------------------------------
                      Management's Discussion and Analysis
 -----------------------------------------------------------------------------

Results of Consolidated Operations
2002 Compared with 2001

Net income for 2002 was $629.2 million, compared to $639.1 million in 2001, a decrease of 2%. Diluted earnings per share for 2002 was $6.04 compared with $5.93 in 2001. Adjusted weighted average diluted shares outstanding for the years ended December 31, 2002 and 2001 were 104.2 million and 107.8 million, respectively. As used in this report, the term "Company" means the Company and its consolidated subsidiaries, which do not include less than majority owned joint ventures in which the Company has an equity interest.

Total revenues for 2002 were $1,565.8 million, an increase of 15% from the $1,357.8 million for 2001. This increase was primarily attributed to increases in net premiums earned and other revenue. See below for a further discussion of premiums and other revenue.

Losses and expenses for 2002 were $668.2 million, an increase of 57% from $425.9 million for 2001. The increase from last year can be attributed to a 127% increase in losses incurred, which primarily related to increases in delinquent loans and paid losses, and an aggregate increase in underwriting and interest expenses of 14%, which related to increases in insured volume and debt outstanding. See below for a further discussion of losses incurred and expenses.

The amount of new primary insurance written by MGIC during 2002 was $92.5 billion, compared to $86.1 billion in 2001, an increase of $6.4 billion. New insurance written in the bulk channel declined $3.2 billion during 2002 compared to 2001, as further discussed below. New insurance written on a flow basis increased $9.6 billion during 2002 compared to 2001, with refinance volume approximately equal in both years (41.6% of new insurance written in 2001 and 42.6% in 2002).

The $92.5 billion of new primary insurance written during 2002 was offset by the cancellation of $79.4 billion of insurance in force, and resulted in a net increase of $13.1 billion in primary insurance in force, compared to new primary insurance written of $86.1 billion, the cancellation of $62.4 billion of insurance in force and a net increase of $23.7 billion in primary insurance in force during 2001. Direct primary insurance in force was $197.0 billion at December 31, 2002 compared to $183.9 billion at December 31, 2001. Direct primary risk in force, net of aggregate loss limits, was $47.6 billion at December 31, 2002 compared to $42.7 billion at December 31, 2001.

In addition to providing primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 2002 and 2001 was $674 million and $412 million, respectively. The Company's direct pool risk in force was $2.6 billion at December 31, 2002 and $2.0 billion at December 31, 2001. Of the pool risk written in 2002 and the risk in force, $398 million and $2.3 billion, respectively, represent contractual aggregate loss limits. For $3.0 billion of risk without such limits, risk is calculated at $276 million for new pool risk written and $274 million for pool risk in force, the estimated amount that would credit enhance these loans to a `AA' level.

Cancellation activity has historically been affected by the level of mortgage interest rates, with cancellations generally moving inversely to the change in the direction of interest rates. The home mortgage interest rate environment continued to decline in 2002. As a result, cancellations increased during 2002 compared to the cancellation levels during 2001, which resulted in a decrease in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 56.8% at December 31, 2002 from 61.0% at December 31, 2001. In view of continued strong refinance activity in 2003, the persistency rate could decline further during the first quarter of 2003.

New insurance written during 2002 for bulk transactions was $22.5 billion ($6.6 billion, $5.7 billion, $4.4 billion and $5.8 billion for the first through fourth quarters, respectively) compared to $25.7 billion during 2001. The Company's writings of bulk insurance are in part sensitive to the volume of securitization transactions involving non-conforming loans. A securitization involves the sale of whole loans held by the securitizer. The Company believes that the relatively high historical spread between the cost of funding mortgages and mortgage coupon rates during portions of the second half

                                  -------------
                                       three
                                  -------------

--------------------------------------------------------------------------------

of 2002 resulted in increased prices for whole loans which had the effect of reducing the supply of mortgages available for current securitization. The Company's writings of bulk insurance are also sensitive to competition from other methods of providing credit enhancement in a securitization, including the willingness of investors to purchase tranches of the securitization with a higher degree of credit risk. The Company expects bulk volume for the first quarter of 2003 will exceed bulk volume for the fourth quarter of 2002.

The Company expects that the loans included in bulk transactions will have delinquency and claim rates in excess of those on the Company's flow business and will have lower persistency than the Company's flow business. While the Company believes it has priced its bulk business to generate acceptable returns, there can be no assurance that the assumptions underlying the premium rates adequately address the risk of this business. In the first quarter of 2002, the Company entered into a preliminary agreement providing that new insurance written in 2002 through the bulk channel on Alt A, subprime and certain other loans would be subject to quota share reinsurance of approximately 15% provided by a third party reinsurer. The agreement was terminated on a cutoff basis effective October 1, 2002, relieving both parties of any further obligations.

Net premiums written increased 14% to $1,178.0 million during 2002, from $1,036.4 million during 2001. Net premiums earned increased 13% to $1,182.1 million for 2002 from $1,042.3 million for 2001. The increases were primarily a result of the growth in insurance in force and a higher percentage of premiums on products with higher premium rates, principally on insurance written through the bulk channel, offset in part by an increase in ceded premiums.

Premiums ceded in captive mortgage reinsurance arrangements and in risk sharing arrangements with the GSEs were $100.0 million in 2002, compared to $61.0 million in 2001. Through September 30, 2002, approximately 53% of the Company's new insurance written on a flow basis was subject to such arrangements compared to 50% for the year ended December 31, 2001. (New insurance written through the bulk channel is not subject to such arrangements.) The percentage of new insurance written during a period covered by such arrangements normally increases after the end of the period because, among other reasons, the transfer of a loan in the secondary market can result in a mortgage insured during a period becoming part of such an arrangement in a subsequent period. Therefore, for 2002, the percentage of new insurance written covered by such arrangements is shown as of the end of the prior quarter. Premiums ceded in such arrangements are reported as ceded in the period in which they are ceded regardless of when the mortgage was insured.

A substantial portion of the Company's captive mortgage reinsurance arrangements are structured on an excess of loss basis. The Company has decided that, effective March 31, 2003, it will not participate in excess of loss risk sharing arrangements with net premium cessions in excess of 25% on terms which are generally present in the market. The captive mortgage reinsurance programs of larger lenders generally are not consistent with the Company's position. Hence, the Company expects its position with respect to such risk sharing arrangements will result in a reduction in business from such lenders.

Investment income for 2002 was $207.5 million, compared to $204.4 million for 2001. This increase was the result of increases in the amortized cost of average invested assets to $4.2 billion for 2002 from $3.7 billion for 2001, an increase of 15%, offset by a decrease in the investment yield. The portfolio's average pre-tax investment yield was 4.7% for 2002 and 5.4% for 2001. The portfolio's average after-tax investment yield was 4.2% for 2002 and 4.6% for the same period in 2001. The Company's net realized gains were $29.1 million for 2002 compared to net realized gains of $37.4 million during 2001, resulting primarily from the sale of fixed maturities.

Other revenue, which is composed of various components, was $147.1 million for 2002, compared with $73.8 million for 2001. The increase is primarily the result of increased equity earnings from Credit-Based Asset Servicing and Securitization LLC and its subsidiaries (collectively, "C-BASS") and Sherman Financial Group LLC and its subsidiaries (collectively, "Sherman"), joint ventures with Radian Group Inc. ("Radian"), and from contract underwriting.

                                  -------------
                                      four
                                  -------------

--------------------------------------------------------------------------------

C-BASS, in which the Company and Radian each have an interest of approximately 45.9%, is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by non-conforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were gain on securitization and liquidation of mortgage-related assets, servicing fees and net interest income (including accretion on mortgage securities), which revenue items were offset by unrealized losses. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS. These estimates reflect the net present value of the future cash flows from the assets, which in turn depend on, among other things, estimates of the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

Total consolidated assets of C-BASS at December 31, 2002 and 2001 were approximately $1.754 billion and $1.288 billion, respectively. Total liabilities at December 31, 2002 and 2001 were approximately $1.385 billion and $1.006 billion, respectively, of which approximately $1.110 billion and $0.934 billion, respectively, were funding arrangements, including accrued interest, virtually all of which mature within one year or less. The remaining liabilities at those dates were related to interest rate hedging activities or were accrued expenses and other liabilities. For the years ended December 31, 2002 and 2001, revenues of approximately $311 million and $224 million, respectively, and expenses of approximately $173 million and $138 million, respectively, resulted in income before tax of approximately $138 million and $86 million, respectively. The Company does not anticipate that C-BASS's income before tax in 2003 will exceed its income before tax in 2002. The Company is not undertaking any obligation to provide an update of this expectation should it subsequently change.

Sherman is engaged in the business of purchasing and servicing delinquent consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. Effective January 1, 2003, the Company and Radian each sold 4 percentage points of their respective interest in Sherman to Sherman's management for cash, reducing each company's interest in Sherman to 41.5%. Because C-BASS and Sherman are accounted for by the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their net income (or minus its share of their net loss) and minus capital distributed to the Company by the joint ventures. The Company's investment in C-BASS on an equity basis at December 31, 2002 was $168.7 million. The Company's investment in Sherman on an equity basis at December 31, 2002 was $54.4 million.

As discussed in "Note 2 - Loss Reserves" to the Company's consolidated financial statements, consistent with industry practice, loss reserves for future claims are established only for loans that are currently delinquent. (The terms "delinquent" and "default" are used interchangeably by the Company.) Loss reserves are established by management's estimating the number of loans in the Company's inventory of delinquent loans that will not cure their delinquency (historically, a substantial majority of delinquent loans have cured), which is referred to as the claim rate, and further estimating the amount that the Company will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that the Company will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets.

                                  -------------
                                      five
                                  -------------

--------------------------------------------------------------------------------

Net losses incurred increased 127% to $365.8 million in 2002, from $160.8 million in 2001. On a quarterly basis, net losses incurred were $59.7 million, $64.4 million, $101.1 million and $140.5 million for the first through the fourth quarters, respectively. The increase in 2002 was due to an increase in the primary notice inventory related to bulk default activity and defaults arising from the early development of the 2000 and 2001 flow books of business as well as an increase in losses paid. The average primary claim paid for 2002 was $20,115 compared to $18,607 for 2001. In 2002, the primary determinant of incurred losses was the level and composition of the notice inventory, rather than claim severity. The Company expects that incurred losses in 2003 will increase over the level of 2002. The Company is not undertaking any obligation to provide an update of this expectation should it subsequently change. Information about the composition of the primary insurance default inventory at December 2002 and 2001 appears in the table below.

                                December 31,      December 31,
                                    2002             2001
                                -------------    ------------

Total loans delinquent.........   73,648           54,653
Percentage of loans delinquent
  (default rate)...............    4.45%            3.46%

Flow loans delinquent..........   43,196           36,193
Percentage of flow loans
  delinquent (default rate)....    3.19%            2.65%

Bulk loans delinquent..........   30,452           18,460
Percentage of bulk loans
  delinquent (default rate)....   10.09%            8.59%

A-minus and subprime credit
  loans delinquent*............   25,504           15,649
Percentage of A-minus and
  subprime credit loans
  delinquent (default rate)....   12.68%           11.60%

* A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel.

The pool notice inventory increased from 23,623 at December 31, 2001 to 26,676 at December 31, 2002.

Information about losses paid in 2002 and 2001 appears in the table below.

                                    Twelve months ended
Net paid claims ($ millions)            December 31,
                                -----------------------------

                                    2002            2001
                                -------------    ------------
Flow...........................     $117            $ 93
Bulk...........................       65              14
Second mortgage................       24              16
Pool and other.................       35              27
                                -------------    ------------

                                    $241            $150
                                =============    ============

The Company stopped writing new second mortgage risk for loans closing after 2001.

At December 31, 2002, 82% of MGIC's insurance in force was written subsequent to December 31, 1998. Based on the Company's flow business, the highest claim frequency years have typically been the third through fifth year after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from this historical pattern and the Company expects the period of highest claims frequency on bulk loans will occur earlier than in this historical pattern.

For additional information about loss reserves, see Note 6 of the Notes to the Company's consolidated financial statements.

Underwriting and other expenses increased to $265.6 million in 2002 from $234.5 million in 2001, an increase of 13%. The increase can be attributed to increases in expenses related to increased volume. In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS No. 123, Accounting for Stock-Based Compensation. The Company intends to adopt SFAS No. 148 in the first quarter of 2003. The adoption requires expensing of stock-based employee compensation costs.

Interest expense increased to $36.8 million in 2002 from $30.6 million during the same period in 2001 primarily due to an increase in debt outstanding offset by lower weighted-average interest rates during 2002 compared to 2001.

                                  -------------
                                       six
                                  -------------

--------------------------------------------------------------------------------

The consolidated insurance operations loss ratio was 30.9% for 2002 compared to 15.4% for 2001. The consolidated insurance operations expense and combined ratios were 14.8% and 45.7%, respectively, for 2002 compared to 16.5% and 31.9% for 2001.

The effective tax rate was 29.9% in 2002, compared to 31.4% in 2001. During both periods, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investments. The lower effective tax rate in 2002 resulted from a higher percentage of total income before tax being generated from the tax-preferenced investments.

2001 Compared with 2000

Net income for 2001 was $639.1 million, compared to $542.0 million in 2000, an increase of 18%. Net income for 2000 includes a pre-tax charge of $23.2 million for settlement of the RESPA settlement described in "Other Matters" below. Diluted earnings per share was $5.93 for 2001 compared with $5.05 in 2000.

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

Losses and expenses for 2001 were $425.9 million, an increase of 32% from $321.5 million for the same period of 2000. The increase in 2001 can be attributed to an increase in losses related to an increase in notice inventories and an increase in expenses related to increases in insured volume and in contract underwriting. See below for a further discussion of losses incurred and underwriting expenses.

The amount of new primary insurance written by MGIC during 2001 was $86.1 billion, compared with $41.5 billion in 2000. Refinancing activity increased to 42% of new primary insurance written in 2001 on a flow basis (or $25.1 billion), compared to 13% in 2000 (or $4.6 billion) as a result of the decreasing mortgage interest rate environment in 2001. New primary insurance written in the bulk channel increased to 30% of new primary insurance written in 2001 compared to 17% in 2000, reflecting the increasing use of mortgage insurance in certain mortgage securitizations and MGIC's share of this market. A portion of the loans insured in bulk transactions are refinanced loans. New insurance written on a flow basis increased $25.9 billion from 2000 to 2001.

The $86.1 billion of new primary insurance written during 2001 was offset by the cancellation of $62.4 billion of insurance in force, and resulted in a net increase of $23.7 billion in primary insurance in force, compared to new primary insurance written of $41.5 billion, the cancellation of $28.9 billion of insurance in force and a net increase of $12.6 billion in primary insurance in force during 2000.

New pool risk written during 2001 and 2000 was $411.7 million and $345.5 million, respectively. The Company's direct pool risk in force was $2.0 billion at December 31, 2001 compared to $1.7 billion at December 31, 2000.

Cancellations increased during 2001 compared to the cancellation levels of 2000 principally due to the lower mortgage interest rate environment which resulted in a decrease in the MGIC persistency rate to 61.0% at December 31, 2001 from 80.4% at December 31, 2000.
Net premiums written increased 17% to $1,036.4 million in 2001, from $887.4 million in 2000. Net premiums earned increased 17% to $1,042.3 million in 2001 from $890.1 million in 2000. The increases were primarily a result of the growth in insurance in force and a higher percentage of renewal premiums on products with higher premium rates, principally on insurance written though the bulk channel, offset in part by an increase in ceded premiums to $65.3 million in 2001, compared to $52.9 million in 2000. Premiums ceded in captive mortgage reinsurance arrangements and in risk sharing arrangements with the GSEs were $61.0 million in 2001 compared to $43.2 million in 2000.

Investment income for 2001 was $204.4 million, an increase of 14% over the $178.5 million in 2000. This increase was primarily the result of an increase in the amortized cost of average invested assets to $3.7 billion

                                  -------------
                                      seven
                                  -------------

--------------------------------------------------------------------------------

for 2001 from $3.1 billion for 2000, an increase of 18%. The portfolio's average pre-tax investment yield was 5.4% and 6.0% at December 31, 2001 and 2000, respectively. The portfolio's average after-tax investment yield was 4.6% and 4.9% at December 31, 2001 and 2000, respectively. The Company's net realized gains of $37.4 million during 2001 compared to $1.4 million in 2000, resulted primarily from the sale of fixed maturities.

Other revenue was $73.8 million in 2001, compared with $40.3 million in 2000. The increase is primarily the result of an increase in contract underwriting revenue and increases in equity earnings from C-BASS and Sherman.

For the years ended December 31, 2001 and 2000, C-BASS had revenues of approximately $224 million and $154 million, respectively, and expenses of approximately $138 million and $98 million, respectively, which resulted in income before tax of approximately $86 million and $56 million, respectively.

Net losses incurred increased 75% to $160.8 million in 2001, from $91.7 million in 2000. The increase was due to an increase in the primary notice inventory related to bulk default activity, which in turn was the result of the higher volume of bulk business; the maturation of the relatively large 1998 and 1999 books of business, which had entered their peak delinquency periods; and defaults arising from the early development of the 2000 book of business. The average claim paid for 2001 was $18,607 compared to $18,977 in 2000. For information about the notice inventory and default rates for 2001, see "2002 Compared with 2001."

Underwriting and other expenses increased to $234.5 million in 2001 from $177.8 million in 2000, an increase of 32%. The increase can be attributed to increases in both insurance and non-insurance expenses related to increased volume and contract underwriting.

Interest expense in 2001 increased to $30.6 million from $28.8 million in 2000 due to slightly higher weighted-average interest rates in 2001 compared to 2000, and higher weighted-average balances.

The consolidated insurance operations loss ratio was 15.4% for 2001 compared to 10.3% for 2000. The consolidated insurance operations expense and combined ratios were 16.5% and 31.9%, respectively, for 2001 compared to 16.4% and 26.7%, respectively for 2000.

The effective tax rate was 31.4% in 2001, compared to 31.3% in 2000. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investments. The higher effective tax rate in 2001 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 2001.

Other Matters

In June 2001, the Federal District Court for the Southern District of Georgia, before which Downey et. al. v. MGIC was pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals by certain class members and members of classes in two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act. There can be no assurance that the standards established by the injunction will be determinative of compliance with the Real Estate Settlement Procedures Act were additional litigation to be brought in the future.
The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive

                                  -------------
                                      eight
                                  -------------

--------------------------------------------------------------------------------

relief, including prohibiting MGIC from receiving future premium payments. If the settlement is not fully implemented, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

Under the Office of Federal Housing Enterprise Oversight's ("OFHEO") risk-based capital stress test for the GSEs, claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is `AAA' are subject to a 3.5% reduction over the 10-year period of the stress test, while claim payments from a `AA' rated insurer, such as MGIC, are subject to an 8.75% reduction. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than `AAA.' As a result, there is an incentive for the GSEs to use private mortgage insurance provided by a `AAA' rated insurer.

Financial Condition
Consolidated total investments and cash balances increased approximately $642 million to $4.7 billion at December 31, 2002 from $4.1 billion at December 31, 2001, primarily due to net cash provided by operating activities, the change in unrealized gains on securities marked to market of $176 million and the proceeds of the sale of the 6% Senior Notes discussed under "Liquidity and Capital Resources" below, offset by funds used to repurchase Common Stock discussed under "Liquidity and Capital Resources" below. The Company generated net cash from operating activities of $613.3 million for 2002, compared to $626.1 million generated during 2001. The decrease in operating cash flows during 2002 compared to 2001 is due primarily to increases in losses paid, offset by increases in renewal premiums, investment income and other revenue as discussed above.

As of December 31, 2002, the Company had $102.2 million of short-term investments with maturities of 90 days or less, and 82% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 2002, based on book value, the Company's fixed income securities were approximately 99% invested in `A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 2002, the Company had $10.8 million of investments in equity securities compared to $20.7 million at December 31, 2001.

At December 31, 2002, the Company's derivative financial instruments in its investment portfolio were immaterial. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2002, the effective duration of the Company's fixed income investment portfolio was 5.7 years. This means that for an instantaneous parallel shift in the yield curve of 100 basis points there would be an approximate 5.7% change in the market value of the Company's fixed income portfolio.

The Company's investments in unconsolidated joint ventures increased $78.4 million from $161.7 million at December 31, 2001 to $240.1 million at December 31, 2002 primarily as a result of equity earnings of $81.8 million and a $17.5 million contribution to affordable housing tax credit ventures, offset by $20.1 million of dividends received. The unconsolidated joint ventures are reported on the equity method. Only the Company's investment in the unconsolidated joint ventures appears on the Company's balance sheet.

Consolidated loss reserves increased to $733.2 million at December 31, 2002 from $613.7 million at December 31, 2001, reflecting increases in the primary and pool insurance notice inventories, as discussed earlier. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default.

Consolidated unearned premiums decreased $4.3 million from $174.5 million at December 31, 2001, to $170.2 million at December 31, 2002, primarily reflecting the continued high level of monthly premium policies written for which there is no unearned premium.

                                  -------------
                                      nine
                                  -------------

--------------------------------------------------------------------------------

Consolidated shareholders' equity increased to $3.4 billion at December 31, 2002, from $3.0 billion at December 31, 2001, an increase of 12%. This increase consisted of $629.2 million of net income during 2002, other comprehensive income, net of tax, of $101.3 million and $0.4 million from the consolidation of a previously unconsolidated joint venture that is now majority owned, offset by $345.5 million from the repurchase of treasury stock (net of reissuances) and dividends declared of $10.4 million.

Liquidity and Capital Resources
The Company's consolidated sources of funds consist primarily of premiums written and investment income. The Company generated positive cash flows from operating activities of approximately $613.3 million and $626.1 million for the years ended December 31, 2002 and 2001, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Substantially all of the investment portfolio securities are held by the Company's insurance subsidiaries.

The Company has a $285 million commercial paper program, which is rated `A-1' by Standard and Poors ("S&P") and `P-1' by Moody's. At December 31, 2002 and 2001, the Company had $177.3 million and $172.1 million in commercial paper outstanding with a weighted average interest rate of 1.46% and 1.91% at December 31, 2002 and 2001, respectively.

The Company had a $285 million credit facility available at December 31, 2002 expiring in 2006. Under the terms of the credit facility, as amended in July 2002, the Company must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders position (which includes MGIC's surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2002, the Company met these requirements. The facility is currently being used as a liquidity back up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $107.7 million at December 31, 2002.

In March of 2002, the Company issued, in a public offering, $200 million, 6% Senior Notes due in 2007. The notes are unsecured and were rated `A1' by Moody's, `A+' by S&P and `AA-' by Fitch. The Company had $300 million, 7.5% Senior Notes due in 2005 outstanding at December 31, 2002 and 2001.

In October 2002, the Company announced a new share repurchase program covering up to 5 million shares. During 2002, the Company repurchased 6.4 million shares at a cost of $373.3 million. Of these shares, 0.1 million were purchased under the new program and the remainder under a predecessor program which was completed. (The number of shares and the cost of the repurchases described in this paragraph include trades effected on or prior to December 31, 2002 but which settled thereafter.) From mid-1997 through December 31, 2002, the Company repurchased 21.4 million shares of Common Stock at a cost of $1.1 billion. Funds for the shares repurchased by the Company since mid-1997 have been provided through a combination of debt, including the Senior Notes and the commercial paper, and internally generated funds.

The commercial paper, back-up credit facility and the Senior Notes are obligations of the Company and not of its subsidiaries. The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. As a result of a $138 million dividend scheduled to be paid to the Company by MGIC in late March 2003, as of the date of the payment of such dividend, MGIC may not pay more than $1.7 million of additional dividends without the approval of the Office of the Commissioner of Insurance of the State of Wisconsin (the "OCI"). The first paragraph of Note 11 of the Notes to the Company's consolidated financial statements discusses the regulations of the OCI governing the payment of dividends without approval of the OCI.

Interest payments on all long-term and short-term debt (commercial paper is classified as short-term debt) were $36.2 million and $22.6 million for the years ended December 31, 2002 and 2001, respectively. At December 31, 2002, the market value of the short- and long-term debt is $721.9 million.

                                  -------------
                                       ten
                                  -------------

--------------------------------------------------------------------------------

The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. In 2000, the Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5-year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. In January 2002, the Company initiated a new swap which was designated as a fair value hedge of the 7.5% Senior Notes. This swap was terminated in June 2002. In May 2002, a swap designated as a cash flow hedge was amended to coincide with the new credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Expenses on the swaps during 2002 and 2001 of approximately $1.8 million and $3.7 million, respectively, were included in interest expense. The cash flow swap outstanding at December 31, 2002 and 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

The Company's principal category of contingent liabilities is its obligation to pay claims under MGIC's mortgage guaranty insurance policies. At December 31, 2002, MGIC's direct (before any reinsurance) primary and pool risk in force (which is the unpaid principal balance of insured loans as reflected in the Company's records multiplied by the coverage percentage, and taking account of any contractual loss limit) was approximately $52.9 billion. In addition, as part of its contract underwriting activities, the Company is responsible for the quality of its underwriting decisions in accordance with the terms of the contract underwriting agreements with customers. Through December 31, 2002, the cost of remedies provided by the Company to customers for failing to meet the standards of the contracts has not been material. However, the decreasing trend of home mortgage interest rates over the last several years may have mitigated the effect of some of these costs since the general effect of lower interest rates can be to increase the value of certain loans on which remedies are provided. There can be no assurance that contract underwriting remedies will not be material in the future.

MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 8.7:1 at December 31, 2002 (determined using $42.4 billion of risk, which includes calculated risk of $274 million on $3.0 billion of contractual pool risk, and $4.9 billion of capital) compared to 9.1:1 at December 31, 2001. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the net additional risk in force of $3.2 billion, net of reinsurance, during 2002.

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

                                  -------------
                                     eleven
                                  -------------

--------------------------------------------------------------------------------

As the domestic economy deteriorates, more homeowners may default and the Company's losses may increase.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values.

Competition or changes in the Company's relationships with its customers could reduce the Company's revenues or increase its losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but increasingly with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated by the lender. In 1996, the Company shared risk under risk sharing arrangements with respect to virtually none of its new insurance written. During the nine months ended September 30, 2002, about 53% of the Company's new insurance written on a flow basis was subject to risk sharing arrangements. A substantial portion of the Company's captive mortgage reinsurance arrangements are structured on an excess of loss basis. The Company has decided that, effective March 31, 2003, it will not participate in excess of loss risk sharing arrangements with net premium cessions in excess of 25% on terms which are generally present in the market. The captive mortgage reinsurance programs of larger lenders generally are not consistent with the Company's position. Hence, the Company expects its position with respect to such risk sharing arrangements will result in a reduction of business from such lenders.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. The Company's top ten customers generated 27.0% of the new primary insurance that it wrote on a flow basis in 1997 compared to 39.5% in 2002.

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

In each year, most of the Company's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time the Company's insurance remains in force include:

o the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

o mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

In recent years, the length of time that our policies remain in force has declined. Due to this decline, our premium revenues were lower than they would have been if the length had not declined.

                                  -------------
                                     twelve
                                  -------------

--------------------------------------------------------------------------------

If the volume of low down payment home mortgage originations declines, the amount of insurance that the Company writes could decline which would reduce our revenues.

The factors that affect the volume of low down payment mortgage originations include:

o    the level of home mortgage interest rates,

o the health of the domestic economy as well as conditions in regional and local economies, o housing affordability,

o    population trends, including the rate of household formation,

o the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have loan-to-value ratios that require private mortgage insurance, and

o    government housing policy encouraging loans to first-time homebuyers.

While we have not experienced lower volume in recent years other than as a result of declining refinancing activity, one of the risks we face is that higher interest rates will substantially reduce purchase activity by first-time homebuyers and that the decline in cancellations of insurance that in the past have accompanied higher interest rates will not be sufficient to offset the decline in premiums from loans that are not made.

The amount of insurance the Company writes could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

o lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio (referred to as an 80-10-10 loan) rather than a first mortgage with a 90% loan-to-value ratio,

o    investors holding mortgages in portfolio and self-insuring,

o investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and

o lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, the Company believes that due to the current low interest rate environment and favorable economic conditions, 80-10-10 loans are a significant percentage of mortgage originations. Investors are using reduced mortgage insurance coverage on a higher percentage of loans that the Company insures than they had over the last several years.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce the Company's revenues or increase its losses.

The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

o the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

o whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

o whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a `AAA' claims-paying ability rating to benefit from

                                  -------------
                                    thirteen
                                  -------------

--------------------------------------------------------------------------------

     the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

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

Net premiums written could be adversely affected if a proposed regulation by the Department of Housing and Urban Development under the Real Estate Settlement Procedures Act is adopted.

The regulations of the Department of Housing and Urban Development under the Real Estate Settlement Procedures Act prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, the Department of Housing and Urban Development proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. If mortgage insurance is required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer's payment of referral fees, adoption of this regulation by the Department of Housing and Urban Development could adversely affect the Company's revenues to the extent that lenders offered such packages and received value from the Company in excess of what they could have received were the anti-referral fee provisions of the Real Estate Settlement Procedures Act to apply and if such state regulations were not applied to prohibit such payments.

The mortgage insurance industry is subject to litigation risk.

In recent years, consumers have brought a growing number of lawsuits against home mortgage lenders and settlement service providers. As of the end of December 2002, seven mortgage insurers, including the Company's MGIC subsidiary, were involved in litigation alleging violations of the Real Estate Settlement Procedures Act. MGIC and two other mortgage insurers entered into an agreement to settle the cases against them in December 2000, and another mortgage insurer entered into a comparable settlement agreement in February 2002. In June 2001, the Court entered a final order approving the settlement to which MGIC and the other two insurers are parties, although due to appeals challenging certain aspects of this settlement, the final implementation of the settlement will not occur until the appeals are resolved. The Company took a $23.2 million pre-tax charge in 2000 to cover MGIC's share of the estimated costs of the settlement. While MGIC's settlement includes an injunction that prohibits certain practices and specifies the basis on which other practices may be done in compliance with the Real Estate Settlement Procedures Act, MGIC may still be subject to future litigation under the Real Estate Settlement Procedures Act.


                                  -------------
                                    fourteen
                                  -------------

--------------------------------------------------------------------------------


                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                         ------------------------------------------------------------------------------------
                                                Consolidated Statement of Operations
                         ------------------------------------------------------------------------------------



                                                                     2002                2001               2000
                                                                 --------------     ---------------    ---------------
REVENUES:                                                          (In thousands of dollars, except per share data)
   Premiums written:
     Direct....................................................  $   1,292,283      $   1,101,160      $     939,482
     Assumed...................................................            336                516                847
     Ceded (note 7)............................................       (114,664)           (65,323)           (52,941)
                                                                 --------------     ---------------    ---------------

   Net premiums written........................................      1,177,955          1,036,353            887,388
   Decrease in unearned premiums...............................          4,143              5,914              2,703
                                                                 --------------     ---------------    ---------------

   Net premiums earned (note 7)................................      1,182,098          1,042,267            890,091

   Investment income, net of expenses (note 4).................        207,516            204,393            178,535
   Realized investment gains, net (note 4).....................         29,113             37,352              1,432
   Other revenue...............................................        147,076             73,829             40,283
                                                                 --------------     ---------------    ---------------

     Total revenues............................................      1,565,803          1,357,841          1,110,341
                                                                 --------------     ---------------    ---------------

LOSSES AND EXPENSES:
   Losses incurred, net (notes 6 and 7)........................        365,752            160,814             91,723
   Underwriting and other expenses.............................        265,633            234,494            177,837
   Interest expense............................................         36,776             30,623             28,759
   Litigation settlement (note 13).............................              -                  -             23,221
                                                                 --------------     ---------------    ---------------

     Total losses and expenses.................................        668,161            425,931            321,540
                                                                 --------------     ---------------    ---------------

Income before tax..............................................        897,642            931,910            788,801
Provision for income tax (note 10).............................        268,451            292,773            246,802
                                                                 --------------     ---------------    ---------------

Net income.....................................................  $     629,191      $     639,137      $     541,999
                                                                 ==============     ===============    ===============

Earnings per share (note 11):
   Basic.......................................................  $        6.07      $        5.98      $        5.10
                                                                 ==============     ===============    ===============


   Diluted.....................................................  $        6.04      $        5.93      $        5.05
                                                                 ==============     ===============    ===============







              See accompanying notes to consolidated financial statements.


                                  -------------
                                     fifteen
                                  -------------

                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                                     December 31, 2002 and 2001
                         ------------------------------------------------------------------------------------
                                                     Consolidated Balance Sheet
                         ------------------------------------------------------------------------------------



                                                                                    2002                  2001
                                                                               ----------------     -----------------
ASSETS (In thousands of dollars) Investment portfolio (note 4):
   Securities, available-for-sale, at fair value:
     Fixed maturities........................................................  $     4,613,462      $      3,888,740
     Equity securities.......................................................           10,780                20,747
     Short-term investments..................................................          102,230               159,960
                                                                               ----------------     -----------------

       Total investment portfolio (amortized cost, 2002 - $4,466,183;
         2001 - $3,985,656)..................................................        4,726,472             4,069,447

Cash ........................................................................           11,041                26,392
Accrued investment income....................................................           58,432                59,036
Reinsurance recoverable on loss reserves (note 7)............................           21,045                26,888
Reinsurance recoverable on unearned premiums (note 7)........................            8,180                 8,415
Premiums receivable..........................................................           97,751                78,853
Home office and equipment, net...............................................           35,962                34,762
Deferred insurance policy acquisition costs..................................           31,871                32,127
Investments in joint ventures (note 8).......................................          240,085               161,674
Other assets.................................................................           69,464                69,418
                                                                               ----------------     -----------------

       Total assets..........................................................  $     5,300,303      $      4,567,012
                                                                               ================     =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Loss reserves (notes 6 and 7).............................................  $       733,181      $        613,664
   Unearned premiums (note 7)................................................          170,167               174,545
   Short- and long-term debt (note 5)........................................          677,246               472,102
   Income taxes payable......................................................          133,843                80,937
   Other liabilities.........................................................          190,674               205,577
                                                                               ----------------     -----------------

       Total liabilities.....................................................        1,905,111             1,546,825
                                                                               ----------------     -----------------

Contingencies (note 13)

Shareholders' equity (note 11):
   Common stock, $1 par value, shares authorized
     300,000,000; shares issued 2002 - 121,418,637; 2001 - 121,110,800
     outstanding 2002 - 100,251,444; 2001 - 106,086,594......................          121,419               121,111
   Paid-in surplus...........................................................          232,950               214,040
   Members' equity...........................................................              380                     -
   Treasury stock (shares at cost 2002 - 21,167,193; 2001 - 15,024,206)......       (1,035,858)             (671,168)
   Accumulated other comprehensive income - net of tax (note 2)..............          147,908                46,644
   Retained earnings (note 11)...............................................        3,928,393             3,309,560
                                                                               ----------------     -----------------

     Total shareholders' equity..............................................        3,395,192             3,020,187
                                                                               ----------------     -----------------

     Total liabilities and shareholders' equity..............................  $     5,300,303      $      4,567,012
                                                                               ================     =================

              See accompanying notes to consolidated financial statements.



                                  -------------
                                     sixteen
                                  -------------

                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            Years Ended December 31, 2002, 2001 and 2000
                   ------------------------------------------------------------------------------------------------
                                           Consolidated Statement of Shareholders' Equity
                   ------------------------------------------------------------------------------------------------


                                                                                         Accumulated
                                                                                            other
                                                                                        comprehensive
                                    Common        Paid-in      Members'     Treasury        income        Retained     Comprehensive
                                     stock        surplus       equity        stock        (note 2)       earnings       income
                                 -------------- ------------  -----------  ------------ ---------------  ------------  ------------
                                                                     (In thousands of dollars)
Balance, December 31, 1999...... $   121,111   $  211,593   $        -   $    (665,707)  $   (40,735)  $  2,149,727

Net income......................           -            -            -               -             -        541,999 $    541,999
Unrealized investment gains                -            -            -               -       116,549              -      116,549
(losses), net
                                                                                                                    --------------
Comprehensive income............           -            -            -               -             -              - $    658,548
                                                                                                                    ==============
Dividends declared..............           -            -            -               -             -        (10,618)
Repurchase of outstanding
  common shares.................           -            -            -          (6,224)            -              -
Reissuance of treasury stock....           -       (3,711)           -          50,898             -              -
                                 ------------  -----------  ------------ --------------  ------------  -------------

Balance, December 31, 2000......     121,111      207,882            -        (621,033)       75,814      2,681,108

Net income......................           -            -            -               -             -        639,137 $    639,137
Unrealized investment gains                -            -            -               -       (21,351)             -      (21,351)
(losses), net
Unrealized loss on derivatives,            -            -            -               -        (7,819)             -       (7,819)
net
                                                                                                                    --------------
Comprehensive income............           -            -            -               -             -              - $    609,967
                                                                                                                    ==============
Dividends declared..............           -            -            -               -             -        (10,685)
Repurchase of outstanding
  common shares.................           -            -            -         (73,488)            -              -
Reissuance of treasury stock....           -        6,158            -          23,353             -              -
                                 ------------  -----------  ------------ --------------  ------------  -------------

Balance, December 31, 2001......     121,111      214,040            -        (671,168)       46,644      3,309,560

Net income......................           -            -            -               -             -        629,191 $    629,191
Unrealized investment gains
(losses),                                  -            -            -               -       114,724              -      114,724
  net (note 4)..................
Unrealized loss on derivatives,
  net (note 5)..................           -            -            -               -          (442)             -         (442)
Minimum pension liability
adjustment,                                -            -            -               -       (13,018)             -      (13,018)
  net (note 9)..................
                                                                                                                    --------------
Comprehensive income............           -            -            -               -             -              - $    730,455
                                                                                                                    ==============
Change in members' equity.......           -            -          380               -             -              -
Dividends declared..............           -            -            -               -             -        (10,358)
Common stock shares issued......         308       16,101            -               -             -              -
Repurchase of outstanding
  common shares.................           -            -            -        (373,281)            -              -
Reissuance of treasury stock....           -        2,809            -           8,591             -              -
                                 ------------  -----------  ------------ --------------  ------------    -----------

Balance, December 31, 2002...... $   121,419   $  232,950   $      380   $  (1,035,858)  $   147,908   $  3,928,393
                                                                                                       =============
                                 ============  ===========  ============ ==============  ============



              See accompanying notes to consolidated financial statements.



                                  -------------
                                    seventeen
                                  -------------

                                             MGIC INVESTMENT CORPORATION & SUBSIDIARIES
                                            Years Ended December 31, 2002, 2001 and 2000
                   ------------------------------------------------------------------------------------------------
                                                Consolidated Statement of Cash Flows
                   ------------------------------------------------------------------------------------------------



                                                                           2002                2001               2000
                                                                      ----------------    ---------------    ----------------
                                                                                    (In thousands of dollars)
Cash flows from operating activities:
   Net income.......................................................  $      629,191      $      639,137     $      541,999
   Adjustments to reconcile net income to net cash provided by operating activities:
       Amortization of deferred insurance policy
         acquisition costs..........................................          25,862              22,233             20,597
       Increase in deferred insurance policy acquisition costs......         (25,606)            (28,521)           (24,086)
       Depreciation and other amortization..........................          12,292               8,281              6,860
       Decrease (increase) in accrued investment income.............             604              (7,617)            (4,706)
       Decrease in reinsurance recoverable on loss reserves.........           5,843               6,338              2,595
       Decrease (increase) in reinsurance recoverable on
         unearned premiums..........................................             235                 265             (2,050)
       Increase (decrease) in loss reserves.........................         119,517               4,118            (32,432)
       Decrease in unearned premiums................................          (4,378)             (6,179)              (654)
       Equity earnings in joint ventures............................         (81,240)            (28,097)           (18,113)
       Other........................................................         (68,990)             16,161             61,027
                                                                      ----------------    ---------------    ----------------

Net cash provided by operating activities...........................         613,330             626,119            551,037
                                                                      ----------------    ---------------    ----------------

Cash flows from investing activities:
   Purchase of equity securities....................................               -                 (71)           (14,629)
   Purchase of fixed maturities.....................................      (2,804,029)         (2,801,654)        (1,807,718)
   Investments in joint ventures....................................         (17,528)            (15,000)           (19,180)
   Proceeds from sale of equity securities..........................          12,465               1,685             14,029
   Proceeds from sale or maturity of fixed maturities...............       2,287,018           2,213,289          1,349,398
                                                                      ----------------    ---------------    ----------------

Net cash used in investing activities...............................        (522,074)           (601,751)          (478,100)
                                                                      ----------------    ---------------    ----------------

Cash flows from financing activities:
   Dividends paid to shareholders...................................         (10,358)            (10,685)           (10,618)
   Proceeds from issuance of short- and long-term debt..............         202,087             205,521            309,079
   Repayment of short- and long-term debt...........................               -            (133,384)          (336,751)
   Reissuance of treasury stock.....................................           6,179              16,830             18,699
   Repurchase of common stock.......................................        (373,070)            (73,488)            (6,224)
   Common stock shares issued.......................................          10,825                   -                  -
                                                                      ----------------    ---------------    ----------------

Net cash (used in) provided by financing activities.................        (164,337)              4,794            (25,815)
                                                                      ----------------    ---------------    ----------------

Net (decrease) increase in cash and cash equivalents................         (73,081)             29,162             47,122
Cash and cash equivalents at beginning of year......................         186,352             157,190            110,068
                                                                      ----------------    ---------------    ----------------

Cash and cash equivalents at end of year............................  $      113,271      $      186,352     $      157,190
                                                                      ================    ===============    ================



              See accompanying notes to consolidated financial statements.



                                  -------------
                                    eighteen
                                  -------------

  MGIC Investment Corporation & Subsidiaries-- December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------
                   Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

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

     At December 31, 2002, the Company's direct primary insurance in force (representing the principal balance in the Company's records of all mortgage loans that it insures) and direct primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage), excluding MGIC Indemnity Corporation ("MIC") was approximately $197.0 billion and $49.2 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2002 was approximately $2.6 billion. MIC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $0.4 billion, $0.3 billion and $0.2 billion, respectively, at December 31, 2002.

2.   Basis of presentation and summary of significant accounting policies

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation
     The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 45.9% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 45.5% investment in Sherman Financial Group LLC, ("Sherman"), which are joint ventures with Radian Group Inc., are accounted for using the equity method of accounting and recorded on the balance sheet as investments in joint ventures. The Company's equity earnings from these joint ventures are included in other revenue. (See note 8.)

     The Company has certain other joint ventures and investments, accounted for in accordance with the equity method of accounting, of an immaterial amount.

Investments
     The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Home office and equipment
     Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

     Home office and equipment is shown net of accumulated depreciation of $38.6 million and

                                  -------------
                                    nineteen
                                  -------------

--------------------------------------------------------------------------------

$34.9 million at December 31, 2002 and 2001, respectively. Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was $5.5 million, $4.9 million and $4.7 million, respectively.

Deferred insurance policy acquisition costs
     Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred insurance policy acquisition costs ("DAC"). Because SFAS No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits over the estimated life of the policies using the guidance of SFAS No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

     During 2002, 2001 and 2000, the Company amortized $25.9 million, $22.2 million and $20.6 million, respectively, of deferred insurance policy acquisition costs.

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

Revenue recognition
     The insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided.

     Fee income of the non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Income taxes
     The Company and its subsidiaries file a consolidated federal income tax return. A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption

                                  -------------
                                     twenty
                                  -------------

                       ----------------------------------
                                Notes (continued)
                       ----------------------------------

or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

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

     Deferred income taxes are provided under the liability method, in accordance with SFAS No. 109, Accounting for Income Taxes, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 10.)

Benefit plans
     The Company has a non-contributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

     The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded on a pay-as-you-go basis. The cost to the Company was not significant in 2002, 2001 and 2000. (See note 9.)

Stock-based compensation
     The Company has certain stock-based compensation plans, as more fully discussed in Note 11. The Company accounts for these plans under the expense and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The following table illustrates the effect on net income and earnings per share if the fair value based method under SFAS No. 123, Accounting for Stock-Based Compensation, had been applied to all outstanding and unvested awards in each period (in thousands, except per share amounts).

                                   Years Ended December 31,
                              -----------------------------------
                                2002        2001         2000
                              ----------  ----------  -----------

Net income, as reported...    $ 629,191   $  639,137  $  541,999
Add stock-based employee
  compensation expense
  included in reported
  earning, net of tax.....        2,610        2,038       1,840
Deduct stock-based
  employee compensation
  expense, determined
  under the fair value
  method, net of tax......      (12,425)     (13,483)    (11,374)
                              ----------  ----------  -----------
Pro forma net income......    $ 619,376   $  627,692  $  532,465
                              ==========  ==========  ===========

Earnings per share:
  Basic, as reported......    $     6.07  $      5.98 $      5.10
  Basic, pro forma........    $     5.97  $      5.87 $      5.01

  Diluted, as reported....    $     6.04  $      5.93 $      5.05
  Diluted, pro forma......    $     5.94  $      5.82 $      4.96

Reinsurance
     Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Reinsurance recoverable on unearned premiums." The Company remains contingently liable for all reinsurance ceded. (See note 7.)

Earnings per share
     The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with SFAS No. 128, Earnings Per Share. The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

                                  -------------
                                   twenty-one
                                  -------------

--------------------------------------------------------------------------------

                                   Years Ended December 31,
                              -----------------------------------
                                2002        2001         2000
                              ----------  ----------  -----------
                                    (shares in thousands)
Weighted-average shares -       103,725      106,941     106,202
Basic
Common stock equivalents            489          854       1,058
                              ----------  ----------  -----------

Weighted-average shares -
  Diluted                       104,214      107,795     107,260
                              ==========  ==========  ===========

Statement of cash flows
     For purposes of the consolidated statement of cash flows, the Company considers short-term investments with original maturities of three months or less to be cash equivalents.

Comprehensive income
     The Company's total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

                                    Years Ended December 31,
                               -----------------------------------
                                 2002        2001         2000
                               ----------  ----------  -----------
                                   (in thousands of dollars)
Net income...................  $ 629,191   $  639,137  $  541,999
Other comprehensive
  income (loss)..............    101,264      (29,170)    116,549
                               ----------  ----------  -----------
    Total comprehensive        $ 730,455   $  609,967  $  658,548
income
                               ==========  ==========  ===========

Other comprehensive
  income (loss) (net of tax):
  Cumulative effect - SFAS
    No. 133..................  $     N/A   $   (5,982) $      N/A
  Net derivative losses......     (1,524)      (2,919)        N/A
  Amortization of deferred
losses                             1,082        1,082         N/A
  Unrealized gain (loss) on
    investments..............    114,724      (21,351)    116,549
  Minimum pension liability
    adjustment...............    (13,018)           -           -
                               ----------  ----------  -----------
Other comprehensive
  income (loss)..............  $ 101,264   $  (29,170) $  116,549
                               ==========  ==========  ===========

    The difference between the Company's net income and total comprehensive income for the years ended December 31, 2002, 2001 and 2000 is due to the change in unrealized appreciation/ depreciation on investments, the cumulative effect of the adoption of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the fair value adjustment and amortization of deferred losses relating to derivative financial instruments and a minimum pension liability adjustment, all net of tax. At December 31, 2002, accumulated other comprehensive income of $147.9 million includes $169.2 million of net unrealized gains on investments, ($13.0) million relating to the minimum pension liability and ($8.3) million relating to derivative financial instruments. (See notes 4, 5 and 9.)

Recent accounting pronouncements
    The Company adopted SFAS No. 133 effective January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of SFAS No. 133 did not have a significant effect on the Company's results of operations or its financial position due to its limited use of derivative instruments. (See note 5.)

    In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but rather, are subject to review for impairment. The Company adopted SFAS No. 142, effective January 1, 2002. The adoption had an immaterial impact on the Company's financial statements.

    In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 in 2002 had no effect on the Company's financial statements.

Reclassifications
    Certain reclassifications have been made in the accompanying financial statements to 2001 and 2000 amounts to allow for consistent financial reporting.

3.     Related party transactions

    The Company provided certain services to C-BASS in 2002, 2001 and 2000 in exchange for an immaterial amount of fees. In addition, C-BASS provided certain services to the Company during 2002, 2001 and 2000 in exchange for an immaterial amount of fees.


                                  -------------
                                   twenty-two
                                  -------------

                       ----------------------------------
                                Notes (continued)
                       ----------------------------------

4.   Investments

    The following table summarizes the Company's investments at December 31, 2002 and 2001:

                                                                                                                    Financial
                                                                                Amortized            Fair           Statement
                                                                                   Cost             Value             Value
                                                                              ---------------   ---------------   ---------------
                                                                                           (In thousands of dollars)
At December 31, 2002:
   Securities, available-for-sale:
     Fixed maturities........................................................ $   4,353,174     $    4,613,462     $   4,613,462
     Equity securities.......................................................        10,779             10,780            10,780
     Short-term investments..................................................       102,230            102,230           102,230
                                                                              ---------------   ---------------    --------------

   Total investment portfolio................................................ $   4,466,183     $    4,726,472     $   4,726,472
                                                                              ===============   ===============    ==============

At December 31, 2001:
   Securities, available-for-sale:
     Fixed maturities........................................................ $   3,804,274     $    3,888,740     $   3,888,740
     Equity securities.......................................................        21,481             20,747            20,747
     Short-term investments..................................................       159,901            159,960           159,960
                                                                              ---------------   ---------------    --------------

   Total investment portfolio................................................ $   3,985,656     $    4,069,447    $    4,069,447
                                                                              ===============   ===============   ===============

    The amortized cost and fair value of investments at December 31, 2002 are as follows:

                                                                                    Gross             Gross
                                                                Amortized         Unrealized        Unrealized           Fair
December 31, 2002:                                                 Cost             Gains             Losses            Value
                                                              ---------------   ---------------   ---------------   ---------------
                                                                                   (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies................................  $     392,346     $      11,929     $          (3)    $      404,272
Obligations of states and political subdivisions............      3,725,062           232,487            (1,267)         3,956,282
Corporate securities........................................        247,828            12,586              (100)           260,314
Mortgage-backed securities..................................         76,154             2,971                (5)            79,120
Debt securities issued by foreign sovereign governments.....         14,014             1,690                 -             15,704
                                                              ---------------   ---------------   ---------------   ---------------

   Total debt securities....................................      4,455,404           261,663            (1,375)         4,715,692

Equity securities...........................................         10,779                 1                 -             10,780
                                                              ---------------   ---------------   ---------------   ---------------

   Total investment portfolio...............................  $   4,466,183     $     261,664     $      (1,375)    $    4,726,472
                                                              ===============   ===============   ===============   ===============

    The amortized cost and fair value of investments at December 31, 2001 are as follows:

                                                                                    Gross             Gross
                                                                Amortized         Unrealized        Unrealized           Fair
December 31, 2001:                                                 Cost             Gains             Losses            Value
                                                              ---------------   ---------------   ---------------   ---------------
                                                                                   (In thousands of dollars)
U.S. Treasury securities and obligations of U.S. government
   corporations and agencies................................  $     307,761     $       3,486     $      (5,799)    $      305,448
Obligations of states and political subdivisions............      2,998,688            85,336           (14,513)         3,069,511
Corporate securities........................................        564,659            15,201            (1,497)           578,363
Mortgage-backed securities..................................         79,082             1,089                 -             80,171
Debt securities issued by foreign sovereign governments.....         13,985             1,222                 -             15,207
                                                              ---------------   ---------------   ---------------   ---------------

   Total debt securities....................................      3,964,175           106,334           (21,809)         4,048,700

Equity securities...........................................         21,481                 -              (734)            20,747
                                                              ---------------   ---------------   ---------------   ---------------

   Total investment portfolio...............................  $   3,985,656     $     106,334     $     (22,543)    $    4,069,447
                                                              ===============   ===============   ===============   ===============



                                  -------------
                                  twenty-three
                                  -------------

--------------------------------------------------------------------------------

    The amortized cost and fair values of debt securities at December 31, 2002, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                 Amortized          Fair
                                    Cost            Value
                                -------------    ------------
                                 (In thousands of dollars)
Due in one year or less........ $   174,754      $   175,766
Due after one year through
  five years...................     738,608          774,812
Due after five years through
  ten years....................   1,039,705        1,108,558
Due after ten years............   2,426,183        2,577,436
                                -------------    ------------

                                  4,379,250        4,636,572

Mortgage-backed securities.....      76,154           79,120
                                -------------    ------------

Total at December 31, 2002..... $ 4,455,404      $ 4,715,692
                                =============    ============

    Net investment income is comprised of the following:

                           2002         2001         2000
                        -----------  -----------   ----------
                             (In thousands of dollars)
Fixed maturities....... $  199,472   $  195,821    $ 167,810
Equity securities......      3,707        2,953        1,279
Short-term investments.      5,611        6,863       10,673
Other .................        832          495          341
                        -----------  -----------   ----------

Investment income......    209,622      206,132      180,103
Investment expenses....     (2,106)      (1,739)      (1,568)
                        -----------  -----------   ----------

Net investment income.. $  207,516   $  204,393    $ 178,535
                        ===========  ===========   ==========

    The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

                                2002         2001         2000
                              ----------   ----------   ----------
                                   (In thousands of dollars)
Net realized investment
 gains (losses), on sale
 of investments:

    Fixed maturities........  $  38,357    $   38,199   $    1,440
    Equity securities.......     (9,283)         (876)           -
    Short-term investments..         39            29           (8)
                              ----------   ----------   ----------

                                 29,113        37,352        1,432
                              ----------   ----------   ----------
Change in net unrealized
  appreciation
  (depreciation):

    Fixed maturities........    175,822       (32,032)     182,387
    Equity securities.......        735          (873)      (3,084)
    Short-term investments..        (59)           59            -
                              ----------   ----------   ----------

                                176,498       (32,846)     179,303
                              ----------   ----------   ----------

Net realized investment
  gains (losses) and change
  in net unrealized           $ 205,611    $    4,506   $  180,735
  appreciation (depreciation) ==========   ==========   ==========

     The gross realized gains and the gross realized losses on sales of securities were $47.2 million and $18.1 million, respectively, in 2002, $50.8 million and $13.4 million, respectively, in 2001 and $18.2 million and $16.8 million, respectively, in 2000.

     The tax (benefit) expense of the changes in net unrealized (depreciation) appreciation was $61.8 million, ($11.5) million and $62.8 million for 2002, 2001 and 2000, respectively.

5.   Short- and long-term debt

     During the first quarter of 2001, the Company established a $200 million commercial paper program, which was rated `A-1' by Standard and Poors ("S&P") and `P-1' by Moody's. At December 31, 2002 and 2001, the Company had $177.3 million and $172.1 million in commercial paper outstanding with a weighted average interest rate of 1.46% and 1.91% at December 31, 2002 and 2001, respectively.

     The Company had a $285 million credit facility available at December 31, 2002, expiring in 2006. Under the terms of the credit facility, as amended in July 2002, the Company must maintain shareholders' equity of at least $2.25 billion and MGIC must maintain a risk-to-capital ratio of not more than 22:1 and maintain policyholders' position (which includes MGIC's surplus and its contingency reserve) of not less than the amount required by Wisconsin insurance regulation. At December 31, 2002, the Company met these requirements. The facility is currently being used as a liquidity back-up facility for the outstanding commercial paper. The remaining credit available under the facility after reduction for the amount necessary to support the commercial paper was $107.7 million at December 31, 2002.

     In March of 2002, the Company issued, in a public offering, $200 million, 6% Senior Notes due in 2007. The notes are unsecured and were rated `A1' by Moody's, `A+' by S&P and `AA-' by Fitch. The Company had $300 million, 7.5% Senior Notes due in 2005 outstanding at December 31, 2002 and 2001.

                                  -------------
                                   twenty-four
                                  -------------

                       ----------------------------------
                                Notes (continued)
                       ----------------------------------


     Interest payments on all long-term and short-term debt were $36.2 million, $22.6 million and $27.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the market value of the outstanding debt is $721.9 million.

    The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. In 2000, the Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5-year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. In January 2002, the Company initiated a new swap which was designated as a fair value hedge of the 7.5% Senior Notes. This swap was terminated in June 2002. In May 2002, a swap designated as a cash flow hedge was amended to coincide with the new credit facility. Under the terms of the swap contract, the Company pays a fixed rate of 5.43% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facility and is designated as a cash flow hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Expenses on the swaps during 2002 and 2001, of approximately $1.8 million and $3.7 million, respectively, were included in interest expense. The cash flow swap outstanding at December 31, 2002 and 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

6.   Loss reserves

    Loss reserve activity was as follows:

                               2002         2001         2000
                            -----------  -----------  ------------
                                  (In thousands of dollars)

Reserve at beginning
of year                     $  613,664   $  609,546   $  641,978
Less reinsurance
  recoverable.............      26,888       33,226       35,821
                            -----------  -----------  ------------
Net reserve at beginning
  of year.................     586,776      576,320      606,157
Reserve transfer (1)......           -            -           85
                            -----------  -----------  ------------
Adjusted reserve at
  beginning of year.......     586,776      576,320      606,242

Losses incurred:
  Losses and LAE incurred
    in respect of default
    notices received in:
      Current year........     440,004      372,940      320,769
      Prior years (2).....     (74,252)    (212,126)    (229,046)
                            -----------  -----------  ------------

        Subtotal..........     365,752      160,814       91,723
                            -----------  -----------  ------------

Losses paid:
  Losses and LAE paid in
    respect of default
    notices received in:
      Current year........      19,546       14,047        9,044
      Prior years.........     220,846      136,311      112,601
                            -----------  -----------  ------------

        Subtotal..........     240,392      150,358      121,645
                            -----------  -----------  ------------

Net reserve at end of year     712,136      586,776      576,320

Plus reinsurance
recoverables..............      21,045       26,888       33,226
                            -----------  -----------  ------------

Reserve at end of year....  $  733,181   $  613,664   $  609,546
                            ===========  ===========  ============

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

     Current year losses incurred increased from 2001 to 2002 primarily due to an increase in the primary notice inventory related to bulk default activity and defaults arising from the early development of the 2000 and 2001 flow books of business as well as a modest increase in losses paid. The primary insurance notice inventory increased from 54,653 at December 31, 2001 to 73,648 at December 31, 2002 and pool insurance notice

                                  -------------
                                   twenty-five
                                  -------------

--------------------------------------------------------------------------------

inventory increased from 23,623 at December 31, 2001 to 26,676 at December 31, 2002. The average claim paid for 2002 was $20,115 compared to $18,607 in 2001. In 2002, the primary determinant of incurred losses has been the level and composition of the notice inventory, rather than claim severity.

     The favorable development of the reserves in 2002, 2001 and 2000 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 2001, 2000 and 1999, respectively.

     The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

     Information about the composition of the primary insurance default inventory at December 2002 and 2001 appears in the table below.

                                December 31,     December 31,
                                    2002            2001
                                -------------    ------------

Total loans delinquent.........     73,648          54,653
Percentage of loans delinquent
  (default rate)...............      4.45%           3.46%

Flow loans delinquent..........     43,196          36,193
Percentage of flow loans
  delinquent (default rate)....      3.19%           2.65%

Bulk loans delinquent..........     30,452          18,460
Percentage of bulk loans
  delinquent (default rate)....     10.09%           8.59%

A-minus and subprime credit
  loans delinquent (1).........     25,504          15,649
Percentage of A-minus and
  subprime credit loans
  delinquent (default rate)....     12.68%          11.60%

(1) A portion of A-minus and subprime credit loans is included in flow loans delinquent and the remainder is included in bulk loans delinquent. Most A-minus and subprime credit loans are written through the bulk channel.

7.   Reinsurance

     The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on estimated reserves for unpaid losses and unearned premiums. Business written between 1985 and 1993 is ceded under various quota share reinsurance agreements with several reinsurers. The Company receives a ceding commission in connection with this reinsurance. Beginning in 1997, the Company has ceded business to captive reinsurance subsidiaries of certain mortgage lenders primarily under excess of loss agreements.

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

     The effect of these agreements on premiums earned and losses incurred is as follows:

                           2002           2001           2000
                        ------------   ------------   ------------
                                (In thousands of dollars)
Premiums earned:
  Direct..............  $ 1,296,548    $ 1,107,168    $  939,981
  Assumed.............         448            686            999
  Ceded ..............    (114,898)       (65,587)       (50,889)
                        ------------   ------------   ------------

  Net premiums earned.  $ 1,182,098    $ 1,042,267    $  890,091
                        ============   ============   ============

Losses incurred:
  Direct..............  $  367,149     $  157,360     $   93,218
  Assumed.............        (208)          (123)            35
  Ceded ..............      (1,189)         3,577         (1,530)
                        ------------   ------------   ------------

  Net losses incurred.  $  365,752     $  160,814     $   91,723
                        ============   ============   ============

8.   Investments in joint ventures

     C-BASS is a mortgage investment and servicing firm specializing in credit-sensitive single-family residential mortgage assets and residential mortgage-backed securities. C-BASS principally invests in whole loans (including subprime loans) and mezzanine and subordinated residential mortgage-backed securities backed by non-conforming residential mortgage loans. C-BASS's principal sources of revenues during the last three years were gains on securitization and liquidation of mortgage-related assets, servicing fees and net interest income (including accretion on mortgage securities),

                                  -------------
                                   twenty-six
                                  -------------

                       ----------------------------------
                                Notes (continued)
                       ----------------------------------

which revenue items were offset by unrealized losses. C-BASS's results of operations are affected by the timing of its securitization transactions. Virtually all of C-BASS's assets do not have readily ascertainable market values and, as a result, their value for financial statement purposes is estimated by the management of C-BASS. These estimates reflect the net present value of the future expected cash flows from the assets, which in turn depend on, among other things, estimates of the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

     Total consolidated assets of C-BASS at December 31, 2002 and 2001 were approximately $1.8 billion and $1.3 billion, respectively. Total liabilities at December 31, 2002 and 2001 were approximately $1.4 billion and $1.0 billion, respectively, of which approximately $1.1 billion and $0.9 billion, respectively, were funding arrangements, including accrued interest, virtually all of which mature within one year or less. For the years ended December 31, 2002 and 2001, revenues of approximately $311 million and $216 million, respectively, and expenses of approximately $173 million and $130 million, respectively, resulted in income before tax of approximately $138 million and $86 million, respectively. The Company's investment in C-BASS on an equity basis at December 31, 2002 was $168.7 million.

    Sherman is engaged in the business of purchasing and servicing delinquent consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in consumer receivable portfolios that do not have readily ascertainable market values. Sherman's results of operations are sensitive to estimates by Sherman's management of ultimate collections on these portfolios. The Company's investment in Sherman on an equity basis at December 31, 2002 was $54.4 million.

    Because C-BASS and Sherman are accounted for by the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their net income (or minus its share of their net loss) and minus capital distributed to the Company by the joint ventures. (See note 2.)


                                  -------------
                                  twenty-seven
                                  -------------

--------------------------------------------------------------------------------

9.   Benefit plans

     The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

                                                                                                         Other Postretirement
                                                                              Pension Benefits                 Benefits
                                                                          --------------------------   --------------------------
                                                                             2002           2001          2002          2001
                                                                          ------------   -----------   ------------  ------------
                                                                                        (In thousands of dollars)
Reconciliation of benefit obligation:
Benefit obligation at beginning of year.................................  $   91,629     $   74,182    $   36,732    $    27,924
   Service cost.........................................................       6,580          5,113         3,136          2,065
   Interest cost........................................................       6,585          5,518         2,711          2,056
   Plan amendment (1)...................................................       2,092          1,202             -              -
   Actuarial loss (gain)................................................       5,708          6,838         4,361          5,336
   Benefits paid........................................................      (1,409)        (1,224)         (630)          (649)
                                                                          ------------   -----------   ------------  ------------

Benefit obligation at end of year.......................................  $  111,185     $   91,629    $   46,310    $    36,732
                                                                          ============   ===========   ============  ============

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year..........................  $   90,159     $   86,285    $   14,102    $    13,556
   Actual return on plan assets.........................................     (17,288)        (4,385)       (3,004)        (1,095)
   Employer contributions...............................................      19,703          9,483         2,088          1,641
   Benefits paid........................................................      (1,409)        (1,224)            -              -
                                                                          ------------   -----------   ------------  ------------

Fair value of plan assets at end of year................................  $   91,165     $   90,159    $   13,186    $    14,102
                                                                          ============   ===========   ============  ============

Reconciliation of funded status:
Benefit obligation at end of year.......................................  $ (111,185)    $  (91,629)   $  (46,310)   $   (36,732)
Fair value of plan assets at end of year................................      91,165         90,159        13,186         14,102
                                                                          ------------   -----------   ------------  ------------
Funded status at end of year............................................     (20,020)        (1,470)      (33,124)       (22,630)
   Unrecognized net actuarial loss (gain)...............................      38,506          8,935        12,346          4,075
   Unrecognized net transition obligation...............................           -              -         5,299          5,829
   Unrecognized prior service cost......................................       4,448          2,864             -              -
                                                                          ------------   -----------   ------------  ------------

Net amount recognized...................................................  $   22,934     $   10,329    $  (15,479)   $   (12,726)
                                                                          ============   ===========   ============  ============

(1)  The plan has been amended to provide additional benefits for certain participants as listed in the plan documents and for the increased benefit and salary limits on the projected benefit obligation.

     The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

                                                                                                    Other Postretirement
                                                           Pension Benefits                               Benefits
                                               -----------------------------------------  -----------------------------------------
                                                  2002          2001           2000          2002           2001          2000
                                               ------------  ------------   ------------  ------------   ------------  ------------
                                                                            (In thousands of dollars)
Service cost.................................  $    6,580    $     5,113    $    4,734    $     3,137    $    2,065    $     1,943
Interest cost................................       6,585          5,518         4,885          2,711         2,056          1,831
Expected return on plan assets...............      (6,712)        (6,350)       (6,496)        (1,058)       (1,016)        (1,009)
Recognized net actuarial loss (gain).........          32            (27)         (520)           152           (54)          (146)
Amortization of transition obligation........           -              -            32            530           530            530
Amortization of prior service cost...........         507            232           183              -             -              -
                                               ------------  ------------   ------------  ------------   ------------  ------------

Net periodic benefit cost....................  $    6,992    $     4,486    $    2,818    $     5,472    $    3,581    $     3,149
                                               ============  ============   ============  ============   ============  ============

    The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

                                  -------------
                                  twenty-eight
                                  -------------

                       ----------------------------------
                                Notes (continued)
                       ----------------------------------

                                                                                                   Other Postretirement
                                                             Pension Benefits                            Benefits
                                                 ----------------------------------------  ---------------------------------------
                                                    2002          2001           2000         2002          2001          2000
                                                 ------------  ------------   -----------  ----------   ------------  ------------
Weighted-average interest rate assumptions as
 of December 31:
     Discount rate.............................      6.75%        7.00%          7.50%       6.75%       7.00%         7.50%
     Expected return on plan assets............      7.50%        7.50%          7.50%       7.50%       7.50%         7.50%
     Rate of compensation increase.............      4.50%        6.00%          6.00%        N/A         N/A           N/A



    Plan assets consist of fixed maturities and equity securities. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years.

    The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation are:

Medical..........  8.5% for 2002 graded down by 0.5% per year to 6.0% in 2007 and remaining level thereafter.
Dental...........  6.0% per year.

    A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

                               1-Percentage     1-Percentage
                                   Point           Point
                                 Increase         Decrease
                               --------------   -------------
                                 (In thousands of dollars)
Effect on total service and
  interest cost components.... $       1,382    $    (1,103)
Effect on postretirement
  benefit obligation..........         9,895         (7,932)

    The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $6.3 million, $5.8 million and $4.7 million in 2002, 2001 and 2000, respectively.

10.  Income taxes

    The components of the net deferred tax liability as of December 31, 2002 and 2001 are as follows:

                                         2002           2001
                                      -----------    -----------
                                      (In thousands of dollars)
Unearned premium reserves............ $   (14,470)   $  (11,269)
Deferred policy acquisition costs....      11,155        11,244
Loss reserves........................      (6,163)       (4,009)
Unrealized appreciation                    86,653        25,116
  in investments.....................
Contingency loss reserves............      43,268        50,018
Mortgage investments.................      57,829        45,966
Litigation settlement................      (7,918)       (7,918)
Investments in joint ventures........      (9,804)        3,074
Other, net...........................     (12,145)       (5,772)
                                      -----------    -----------

Net deferred tax liability........... $   148,405    $  106,450
                                      ===========    ===========

    At December 31, 2002, gross deferred tax assets and liabilities amount to $87.0 million and $235.4 million, respectively. Management believes that all gross deferred tax assets at December 31, 2002 are fully realizable and no valuation reserve is established.

    The following summarizes the components of the provision for income tax:

                           2002          2001          2000
                        -----------   -----------   -----------
                              (In thousands of dollars)
Federal:
  Current.............. $   277,536   $  248,679    $  208,949
  Deferred.............     (12,572)      40,376        34,476
State..................       3,487        3,718         3,377
                        -----------   -----------   -----------

Provision for income    $   268,451   $  292,773    $  246,802
tax
                        ===========   ===========   ===========

    The Company paid $261.3 million, $271.3 million and $199.9 million in federal income tax in 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, the Company owned $1,181.9 million and $1,004.3 million, respectively, of tax and loss bonds.

                                  -------------
                                   twenty-nine
                                  -------------

--------------------------------------------------------------------------------

    The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:

                           2002          2001          2000
                        -----------   -----------   -----------
                              (In thousands of dollars)
Tax provision computed
  at federal tax rate.. $   314,175   $  326,169    $  276,080
(Decrease) increase in
 tax provision resulting
 from:
    Tax exempt
      municipal bond        (46,381)     (35,715)      (32,350)
      interest.........
    Other, net.........         657        2,319         3,072
                        -----------   -----------   -----------

Provision for income    $   268,451   $  292,773    $  246,802
tax
                        ===========   ===========   ===========

11.  Shareholders' equity and dividend restrictions

     The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. As the result of an extraordinary dividend paid by MGIC in February 2002, MGIC cannot pay any dividends without regulatory approval until February 16, 2003. Thereafter, MGIC can pay $154.8 million of dividends. The other insurance subsidiaries of the Company can pay $8.7 million of dividends without such regulatory approval.

     Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

     In 2002, 2001 and 2000, the Company paid dividends of $10.4 million, $10.7 million and $10.6 million, respectively, or $0.10 per share in 2002, 2001 and 2000.

     The principles used in determining statutory financial amounts differ from GAAP, primarily for the following reasons:

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

     Under statutory accounting practices, fixed maturity investments are generally valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

     Under statutory accounting practices, certain assets, designated as non-admitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

                                  -------------
                                     thirty
                                  -------------

                       ----------------------------------
                                Notes (continued)
                       ----------------------------------

The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

 Year Ended           Net                    Contingency
December 31,         Income       Equity       Reserve
--------------     -----------  ------------ ------------
                         (In thousands of dollars)
    2002           $ 296,595    $ 1,634,707  $  3,521,100
    2001             426,294      1,451,808     3,039,332
    2000             348,137        991,343     2,616,653

    Effective January 1, 2001, the OCI required that insurance companies domiciled in the State of Wisconsin prepare their statutory basis financial statements in accordance with new guidance contained in the National Association of Insurance Commissioners' "Accounting Practices and Procedures Manual" version effective on that date. The effect of the adoption in 2001 did not have a material impact on the Company's insurance subsidiaries' statutory surplus. The most significant change affecting surplus is the requirement to record deferred income taxes.

    The Company has 1991 and 2002 stock incentive plans. When the 2002 plan was adopted in 2002, no further awards could be made under the 1991 plan. The number of shares covered by awards under the 2002 plan is the total of 10 million shares plus the number of shares covered by awards under the 1991 plan that were outstanding on March 1, 2002 that are subsequently forfeited and the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the 2002 plan. The maximum number of shares of restricted stock that can be awarded under the 2002 plan is 1 million shares. Both plans provide for the award of stock options with maximum terms of 10 years and for the grant of restricted stock, and the 2002 plan also provides for the grant of stock appreciation rights. The exercise price of options is the closing price of the common stock on the New York Stock Exchange on the date of grant. The vesting provisions of options and restricted stock are determined at the time of grant. Directors may receive awards under the 2002 plan and were eligible for awards of restricted stock under the 1991 plan.

    No awards under the 2002 plan were made in 2002. A summary of activity in the 1991 stock option plans during 2000, 2001 and 2002 is as follows:

                                     Weighted
                                     Average         Shares
                                     Exercise      Subject to
                                      Price          Option
                                   -----------   -------------
Outstanding, December 31, 1999...  $    30.52       3,546,264

   Granted.......................       45.40         954,000
   Exercised.....................       16.91      (1,080,208)
   Canceled......................       37.96         (35,060)
                                                   -----------

Outstanding, December 31, 2000...       38.96       3,384,996
                                                   -----------

   Granted.......................       57.90         533,750
   Exercised.....................       29.28        (555,952)
   Canceled......................       44.15         (25,107)
                                                   -----------

Outstanding, December 31, 2001...       43.56       3,337,687
                                                   -----------

   Granted.......................       63.86         818,000
   Exercised.....................       34.46        (516,828)
   Canceled......................       49.32         (51,300)
                                                   -----------

Outstanding, December 31, 2002...       49.42       3,587,559
                                                   ===========

    The exercise price of the options granted in 2000, 2001 and 2002 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 2002, 10,052,621 shares were available for future grant under the stock option plan.

    Information about restricted stock granted during 2002, 2001 and 2000 is as follows:

                               Year Ended December 31,
                        --------------------------------------
                           2002         2001          2000
                        -----------   ----------   -----------
Shares granted........      95,638       58,180        78,598

Weighted average grant
   date fair market
   value..............  $    64.33    $   57.93    $    42.57

    For purposes of determining the pro forma net income disclosure in Note 2, as if compensation expense were determined using the fair value method described in SFAS No. 123, the fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

                         Grants Issued in Year Ended December 31,
                          -------------------------------------
                             2002         2001         2000
                          -----------  -----------  -----------
Risk free interest rate     4.51%        5.10%        6.75%
Expected life..........   5.0 years    5.0 years    6.8 years
Expected volatility....     41.96%       39.64%       33.62%
Expected dividend yield     0.24%        0.16%        0.15%
Fair value of each          $27.15       $24.43       $21.96
option.................

    The following is a summary of stock options outstanding at December 31, 2002:

                                  -------------
                                   thirty-one
                                  -------------

--------------------------------------------------------------------------------


                    Options Outstanding       Options Exercisable
                ----------------------------- -------------------
                         Remaining   Weighted           Weighted
                          Average    Average            Average
Exercise                  Life       Exercise           Exercise
Price Range      Shares    (yrs.)     Price    Shares    Price
--------------- --------- ---------  -------- --------- ---------
$9.63-$20.88      67,600   1.1       $15.69     67,600  $ 15.69

$26.69-$47.31   2,073,609  5.8        41.86   1,263,809   39.77

$53.70-$68.63   1,446,350  8.4        61.83    208,150    61.32
                ---------                     ---------

Total           3,587,559  6.8        49.42   1,539,559   41.62
                =========                     =========

    At December 31, 2001 and 2000, option shares of 1,486,768 and 1,229,038 were exercisable at an average exercise price of $37.55 and $31.93, respectively. The Company also granted an immaterial amount of equity instruments other than options and restricted stock during 2000, 2001 and 2002.

    Under terms of the Company's Shareholder Rights Agreement each outstanding share of the Company's Common Stock is accompanied by one Right. The "Distribution Date" occurs ten days after an announcement that a person has become the beneficial owner (as defined in the Agreement) of the Designated Percentage of the Company's Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Designated Percentage is 15% or more, except that for certain investment advisers and investment companies advised by such advisers, the Designated Percentage is 17.5% or more if certain conditions are met. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of the Company's Common Stock at a Purchase Price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of shares of Common Stock of the Company (or if after the Shares Acquisition Date, the Company is acquired in a business combination, common shares of the acquiror) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

12.  Leases

    The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next seven years. Generally, all rental payments are fixed.

    Total rental expense under operating leases was $7.4 million, $6.7 million and $5.3 million in 2002, 2001 and 2000, respectively.

    At December 31, 2002, minimum future operating lease payments are as follows (in thousands of dollars):

2003                             $     6,234
2004                                   4,953
2005                                   2,724
2006                                     940
2007                                     570
2008 and thereafter............           40
                                 -------------

   Total.......................  $    15,461
                                 =============

13.  Contingencies and litigation settlement

     The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of this pending litigation will not have a material adverse effect on the financial position or results of operations of the Company.

     In addition, in June 2001, the Federal District Court for the Southern District of Georgia, before which Downey et. al. v. MGIC was pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals by certain class members and members of classes in two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement

                                  -------------
                                   thirty-two
                                  -------------

                       ----------------------------------
                                Notes (continued)
                       ----------------------------------

includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act. There can be no assurance that the standards established by the injunction will be determinative of compliance with the Real Estate Settlement Procedures Act were additional litigation to be brought in the future.

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


                                  -------------
                                  thirty-three
                                  -------------

--------------------------------------------------------------------------------
                        Report of Independent Accountants
--------------------------------------------------------------------------------


To the Board of Directors & Shareholders of
MGIC Investment Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin January 8, 2003

                                  -------------
                                   thirty-four
                                  -------------

--------------------------------------------------------------------------------
                       Unaudited quarterly financial data
--------------------------------------------------------------------------------


                                                                              Quarter
                                                   ---------------------------------------------------------------        2002
                       2002                           First            Second           Third           Fourth            Year
------------------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                                  (In thousands of dollars, except per share data)
Net premiums written.............................  $    283,097     $    286,615     $    301,361    $    306,882     $  1,177,955
Net premiums earned..............................       284,449          288,169          298,953         310,527        1,182,098
Investment income, net of expenses...............        51,950           51,654           51,036          52,876          207,516
Losses incurred, net.............................        59,714           64,416          101,094         140,528          365,752
Underwriting and other expenses, net.............        64,468           63,049           64,646          73,470          265,633
Net income.......................................       169,187          170,936          151,570         137,498          629,191
Earnings per share (a):
   Basic.........................................          1.59             1.63             1.47            1.37             6.07
   Diluted.......................................          1.58             1.61             1.47            1.37             6.04

                                                                              Quarter
                                                   ---------------------------------------------------------------        2001
                       2001                           First            Second           Third           Fourth            Year
------------------------------------------------   -------------    -------------    -------------   -------------    -------------
                                                                  (In thousands of dollars, except per share data)

Net premiums written.............................  $    229,588     $    256,903     $    271,006    $    278,856     $  1,036,353
Net premiums earned..............................       241,182          257,372          264,780         278,933        1,042,267
Investment income, net of expenses...............        50,045           51,566           51,021          51,761          204,393
Losses incurred, net.............................        29,377           36,304           43,468          51,665          160,814
Underwriting and other expenses, net.............        51,654           58,524           58,317          65,999          234,494
Net income.......................................       157,924          161,218          158,992         161,003          639,137
Earnings per share (a):
   Basic.........................................          1.48             1.51             1.48            1.51             5.98
   Diluted.......................................          1.46             1.49             1.47            1.50             5.93

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.


                                  -------------
                                   thirty-five
                                  -------------

    -----------------------------------------------------------------------
                             Shareholder Information
    -----------------------------------------------------------------------

The Annual Meeting
------------------
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 8, 2003 at the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
-----------
Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge after March 31, 2003, to shareholders on request from:
        Secretary
        MGIC Investment Corporation
        P. O. Box 488
        Milwaukee, WI 53201

Transfer Agent and Registrar
----------------------------
        Wells Fargo Bank Minnesota, N.A.
        Shareowner Services
        P. O. Box 64854 St. Paul, Minnesota 55164
        (800) 468-9716

Corporate Headquarters
----------------------
        MGIC Plaza
        250 East Kilbourn Avenue
        Milwaukee, Wisconsin 53202

Mailing Address
        P. O. Box 488
        Milwaukee, Wisconsin 53201

Shareholder Services
        (414) 347-6596

MGIC Stock
----------
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 2002, 100,251,444 shares were outstanding. The following table sets forth for 2001 and 2002 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

                      2001                      2002
            -------------------------  ------------------------
Quarters       High         Low           High         Low

1st         $    69.36  $    51.00     $   71.85   $    59.03
2nd              77.31       61.00         74.40        65.40
3rd              76.50       54.00         68.95        38.60
4th              66.20       50.56         48.52        33.60

In 2001 and 2002 the Company declared and paid the following cash dividends:

                  2001                2002
            -----------------   ------------------
Quarters
1st           $    .025            $    .025
2nd                .025                 .025
3rd                .025                 .025
4th                .025                 .025
              -------------        ------------
              $    .100            $    .100
              =============        ============

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see the sixth paragraph under "Management's Discussion and Analysis -- Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.

As of March 12, 2003, the number of shareholders of record was 207. In addition, there were approximately 139,000 beneficial owners of shares held by brokers and fiduciaries.


                                  -------------
                                   thirty-six
                                  -------------